UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 9, 2022

R1 RCM Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-34746	02-0698101
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

434 W. Ascension Way 6th Floor Murray Utah	84123
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (312) 324-7820

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	RCM	NASDAQ

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section13(a) of the Exchange Act.  ☐

Explanatory Note

This Amendment supplements Item 9.01 (solely to add additional exhibits) of the Current Report on Form 8-K of R1 RCM Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on January 10, 2022 (the “Original Current Report”), in which the Company reported, among other events, the execution of the Transaction Agreement (as defined in the Original Current Report). Item 1.01, Item 2.02, Item 7.01 and Item 8.01 of the Original Current Report remain unchanged. Interested parties should refer to the Original Current Report for Item 1.01, Item 2.02, Item 7.01 and Item 8.01 and the prior exhibits filed pursuant to Item 9.01.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1*	Transaction Agreement and Plan of Merger, dated as of January 9, 2022 among the Company, Project Roadrunner Parent Inc., Project Roadrunner Merger Sub Inc., Coyco 1, L.P. and Coyco 2, L.P.

4.1	Form of Second Amended and Restated Registration Rights Agreement between the Company, Project Roadrunner Parent Inc., TCP-ASC ACHI Series LLLP, IHC Health Services, Inc., LifePoint Health, Inc., Coyco 1, L.P. and Coyco 2, L.P.

4.2*	Form of Amended and Restated Investor Rights Agreement between the Company, Project Roadrunner Parent Inc. and TCP-ASC ACHI Series LLLP

4.3*	Form of Investor Rights Agreement between Project Roadrunner Parent Inc., Coyco 1, L.P. and Coyco 2, L.P.

10.1	Voting Agreement, dated as of January 9, 2022, between the Company, Revint Holdings, LLC and TCP-ASC ACHI Series LLLP

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Certain exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

R1 RCM INC.

By:	/s/ Rachel Wilson
Name:	Rachel Wilson
Title:	Chief Financial Officer

Date: January 11, 2022

Exhibit 2.1

Execution Version

TRANSACTION AGREEMENT AND PLAN OF MERGER

Dated as of January 9, 2022

Among

R1 RCM INC.,

PROJECT ROADRUNNER PARENT INC.,

PROJECT ROADRUNNER MERGER SUB INC.,

REVINT HOLDINGS, LLC,

COYCO 1, L.P.,

and

COYCO 2, L.P.

i

EXHIBITS AND SCHEDULES

Exhibit A	Amended and Restated Certificate of Incorporation of Surviving Entity
Exhibit B	Form of Registration Rights Agreement
Exhibit C	Form of Seller Investor Rights Agreement
Exhibit D	Form of TCP-ASC Amended and Restated Investor Rights Agreement
Exhibit E	Form of FIRPTA Certificate

v

TRANSACTION AGREEMENT AND PLAN OF MERGER

This TRANSACTION AGREEMENT AND PLAN OF MERGER, dated as of January 9, 2022 (this “Agreement”), is entered into by and among R1 RCM Inc., a Delaware corporation (“Roadrunner”), Project Roadrunner Parent, Inc., a Delaware corporation and a wholly owned subsidiary of Roadrunner (“New Pubco”), Project Roadrunner Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of New Pubco (“Merger Sub”), Revint Holdings, LLC, a Delaware limited liability company (“Coyote”), Coyco 1, L.P., a Delaware limited partnership (“CoyCo 1”), Coyco 2, L.P., a Delaware limited partnership (“Coyco 2”; each of Coyco 1 and Coyco 2, a “Seller” and collectively, “Sellers”), and solely for the purposes of Section 1.02(a) and, solely as it relates to a remedy of specific performance with respect to Section 1.02(a), Section 9.04, NMC Ranger Holdings, LLC, a Delaware limited liability company (“NMC Ranger”). Certain capitalized terms used herein have the meanings ascribed to them in ARTICLE XI.

WHEREAS, (i) the board of directors of each of Roadrunner, New Pubco and Merger Sub, (ii) the board of managers of Coyote and (iii) the general partner of each Seller, have approved and adopted this Agreement and approved the transactions contemplated hereby on the terms and conditions set forth herein and (to the extent applicable) determined that it is advisable and in the best interests of their respective stockholders, members or partners, as applicable, to consummate the transactions contemplated hereby on the terms and conditions set forth herein;

WHEREAS, prior to the Closing, the Coyote Entities and certain of their affiliates shall consummate the Coyote Reorganization, and immediately following the Coyote Reorganization, the Sellers will be the record and beneficial owner of one hundred percent (100%) of the equity interests of Blocker Parent;

WHEREAS, following the Coyote Reorganization, subject to the terms and conditions hereof, as part of a single integrated transaction, (i) at the Effective Time, New Pubco, Merger Sub and Roadrunner shall consummate the Merger, and (ii) immediately following the Effective Time, the Sellers and New Pubco shall consummate the Contribution;

WHEREAS, the Parties intend that, for United States federal income Tax purposes, the Transactions, taken together, shall qualify for the Intended Tax Treatment (defined below); and

WHEREAS, simultaneously with the execution and delivery of this Agreement and as a condition and inducement to the willingness of Coyote and each Seller to enter into this Agreement, Roadrunner and a stockholder of Roadrunner entered into a voting agreement (the “Voting Agreement”), pursuant to which, among other things, such stockholder has agreed to vote in favor of the Stock Issuance, upon the terms and subject to the conditions set forth therein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

THE TRANSACTIONS

Section 1.01 The Merger.

(a) At the Effective Time, Merger Sub shall be merged with and into Roadrunner (the “Merger”) in accordance with Section 251(g) of the DGCL and upon the terms and subject to the conditions set forth in this Agreement, whereupon the separate existence of Merger Sub shall cease and Roadrunner shall be the surviving corporation (the “Surviving Entity”). As a result of the Merger, the Surviving Entity shall be a wholly owned subsidiary of New Pubco.

(b) On the Closing Date and as soon as practicable after the Closing, or at such other time as shall be fixed by mutual agreement of Roadrunner and Coyote, Roadrunner shall file a certificate of merger in respect of the Merger with the Delaware Secretary of State in accordance with Section 251 of the DGCL (the “Merger Filing”). The Merger shall become effective as of the time at which the Merger Filing is filed or such later time on the Closing Date as Roadrunner and Coyote shall mutually agree and specify in the Merger Filing (the “Effective Time”).

(c) From and after the Effective Time, the Surviving Entity shall possess all the rights, powers, privileges and franchises, and be subject to all of the obligations, liabilities, restrictions and disabilities, of Roadrunner and Merger Sub, all as provided under the DGCL.

Section 1.02 The Contribution.

(a) Subject to the terms and conditions of this Agreement, prior to the Closing, Coyote, Sellers and NMC Ranger shall consummate, or cause the consummation of, the Coyote Reorganization. Immediately following the Effective Time, (i) each Seller shall contribute, transfer and assign to New Pubco all of such Seller’s right, title and interest in all of the Blocker Parent LLC Interests held by such Seller, free and clear of all Liens (other than transfer restrictions arising under applicable securities Laws) (the “Contribution” and, together with the Merger, the “Transactions”), and (ii) in exchange for such Blocker Parent LLC Interests, New Pubco shall (y) issue to each Seller its Pro Rata Share of the Consideration (it being agreed that the Consideration payable at the Closing shall be the Estimated Consideration) and (z) pay to each Seller an amount in cash equal to such Seller’s Pro Rata Share of the Operating Expense Amount. The issuance to the Sellers of the shares of New Pubco Common Stock that comprise the Consideration is intended to be exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act.

(b) If, between the date of this Agreement and the Effective Time, there is a reclassification, recapitalization, stock split, split-up, stock dividend, combination or exchange of shares with respect to, or rights issued in respect of, Roadrunner Common Stock (including by merger, consolidation, conversion or otherwise), the Consideration shall be adjusted accordingly to provide to each Seller the same economic effect as contemplated by this Agreement prior to such event.

Section 1.03 Consideration Adjustment.

(a) No later than three (3) Business Days prior to the Closing Date, Coyote and the Sellers shall cause to be prepared and shall provide to Roadrunner a written statement (the “Estimated Closing Statement”) setting forth in reasonable detail (and utilizing, for purposes of the Roadrunner Transaction Expenses and the Interim Period Share Issuance Amount, the information provided pursuant to Section 6.05) Coyote’s and the Sellers’ good faith estimates of the Coyote Net Debt (and the resulting Coyote Net Debt Adjustment Amount), Coyote Transaction Expenses (and the resulting Coyote Net Transaction Expense Adjustment Amount), the number of Unvested Coyote Restricted Unit Shares, the Specified Payment Amount (including, with respect to each Specified Cash Payee the amount of the Specified Payment Amount to which he, she or it is entitled) and the resulting Consideration (the “Estimated Consideration”), as well as each Seller’s Pro Rata Share. Following delivery of the Estimated Closing Statement, Coyote and the Sellers shall (i) permit Roadrunner and its Representatives to have reasonable access, during normal business hours and after reasonable advance notice, to the books, records and other non-privileged documents (including work papers, schedules and financial statements, etc.) pertaining to or used in connection with the preparation of the Estimated Closing Statement and Coyote’s calculation of the Estimated Consideration and provide Roadrunner with copies thereof (as reasonably requested by Roadrunner) and (ii) provide Roadrunner and its Representatives reasonable access, during normal business hours, and after reasonable advance notice, to Coyote’s senior executive employees who were involved in the preparation of the Estimated Closing Statement. Coyote and the Sellers shall consider in good faith any comments by Roadrunner on the Estimated Closing Statement, and if any changes or adjustments are made, the Estimated Closing Statement as so changed or adjusted shall be deemed to be the Estimated Closing Statement, respectively, for all purposes hereunder. The estimated Coyote Net Debt Adjustment Amount, Coyote Net Transaction Expense Adjustment Amount, Unvested Coyote Restricted Unit Shares, and Specified Payment Amount calculations (including the components thereof) reflected in the Estimated Closing Statement shall be prepared in accordance with the applicable definitions set forth in this Agreement.

(b) As promptly as practicable after the Closing, but in no event later than ninety (90) days after the Closing Date, Roadrunner shall prepare and deliver to the Sellers a statement (the “Closing Statement”) setting forth in reasonable detail Roadrunner’s calculation of the Coyote Net Debt (and the resulting Coyote Net Debt Adjustment Amount), the Coyote Transaction Expenses and the Roadrunner Transaction Expenses (and the resulting Coyote Net Transaction Expense Adjustment Amount), the Unvested Coyote Restricted Unit Shares, the Specified Payment Amount, the Interim Period Share Issuance Amount and the resulting Consideration. The Coyote Net Debt Adjustment Amount, the Coyote Net Transaction Expense Adjustment Amount, the Unvested Coyote Restricted Unit Shares, the Specified Payments Amount and the Interim Period Share Issuance Amount (including the components thereof) reflected in the Closing Statement shall be prepared in accordance with the applicable definitions set forth in this Agreement.

(c) Roadrunner shall (i) permit the Sellers and their Representatives to have reasonable access, during normal business hours and after reasonable advance notice, to the books, records and other non-privileged documents (including work papers, schedules and financial statements, etc.) pertaining to or used in connection with the preparation of the Closing

Statement and Roadrunner’s calculation of the Consideration and provide the Sellers with copies thereof (as reasonably requested by the Sellers) and (ii) provide the Sellers and their Representatives reasonable access, during normal business hours and after reasonable advance notice, to Roadrunner’s senior executive employees who were involved in the preparation of the Closing Statement. If the Sellers disagree with any part of Roadrunner’s calculation of the Consideration as set forth on the Closing Statement (including any component thereof), the Sellers shall, within thirty (30) days after the Sellers’ receipt of the Closing Statement, notify Roadrunner in writing of such disagreement by setting forth the Sellers’ calculation of the Consideration, including each of the components thereof, and describing in reasonable detail the basis for such disagreement (an “Objection Notice”). If the Sellers do not deliver an Objection Notice to Roadrunner within such thirty (30) day period, the Closing Statement and the Consideration set forth therein prepared and delivered by Roadrunner shall be deemed to be finally determined pursuant to this Section 1.03. If an Objection Notice is delivered to Roadrunner, then Roadrunner and the Sellers shall negotiate in good faith for a period of thirty (30) days to resolve their disagreements with respect to the computation of the Consideration. In the event that Roadrunner and the Sellers are unable to resolve all such disagreements within thirty (30) days after Roadrunner’s receipt of such Objection Notice (or such longer period as Roadrunner and the Sellers may agree in writing), Roadrunner and the Sellers shall submit such remaining disagreements to a nationally recognized independent accounting firm that does not have any material conflicts with Roadrunner, Sellers or their respective Affiliates and is mutually agreed upon by Roadrunner and the Sellers (the “Accounting Firm”).

(d) The Accounting Firm, acting as an expert and not as an arbitrator, shall make a final and binding determination with respect to the computation of the Consideration, including each of the components thereof, only to the extent such amounts are in dispute. Roadrunner and the Sellers shall cooperate with the Accounting Firm during the term of its engagement and shall use commercially reasonable efforts to cause the Accounting Firm to resolve all remaining disagreements with respect to the computation of the Consideration, including each of the components thereof, as soon as practicable. The Accounting Firm shall consider only those items and amounts in Roadrunner’s and the Sellers’ respective calculations of the Consideration, including each of the components thereof, that are identified as being items and amounts to which Roadrunner and the Sellers have been unable to agree. In resolving any disputed item, the Accounting Firm may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party in the Closing Statement or Objection Notice, as applicable. The Accounting Firm’s determination of the Consideration, including each of the components thereof, shall be based solely on written materials submitted by Roadrunner and the Sellers (i.e., not on independent review) and on the provisions set forth in this Agreement. The determination of the Accounting Firm shall be conclusive and binding upon the parties hereto and shall not be subject to appeal or further review.

(e) The costs and expenses of the Accounting Firm in determining the Consideration, including each of the components thereof, shall be borne by New Pubco.

(f) Within three (3) Business Days after the Consideration, including each of the components thereof, is finally determined pursuant to this Section 1.03:

(i) if the Consideration as finally determined pursuant to this Section 1.03 is less than the Estimated Consideration, then the Sellers shall forfeit for no consideration the applicable number of shares of New Pubco Common Stock, and Roadrunner and the Sellers shall take all necessary actions to effect the forfeiture and cancellation of such shares, including instructing Roadrunner’s transfer agent to cancel such shares and reflect such cancellation in the books and records (including stock ledger) of Roadrunner; and

(ii) if the Consideration as finally determined pursuant to this Section 1.03 is greater than the Estimated Consideration, then Roadrunner shall issue to each Seller, based on such Seller’s Pro Rata Share, the applicable number of shares of New Pubco Common Stock, and Roadrunner and each Seller shall take all necessary actions to effect such issuances, including instructing Roadrunner’s transfer agent to issue such shares in book-entry form in the name of the applicable Seller.

All adjustments to be made pursuant to this Section 1.03(f) shall (y) be treated by all parties for U.S. federal and applicable state and local income Tax purposes as non-taxable adjustments to the Consideration unless otherwise required by a contrary “final determination” within the meaning of Section 1313 of the Code (or any similar provision of state or local Law), and (z) be made solely by the Seller forfeiting the applicable number of shares of New Pubco Common Stock or Roadrunner issuing to each Seller the applicable number of shares of New Pubco Common Stock. The adjustments described in Section 1.03(f) shall be the sole and exclusive remedy of Roadrunner and the Sellers for any and all claims arising under this Agreement with respect to this Section 1.03 on the matters addressed herein.

Section 1.04 Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Transactions (the “Closing”) shall take place remotely via the electronic exchange of documents and signature pages at (a) 9:00 a.m., New York City time, on the second Business Day following the first date on which all of the conditions to the Transactions set forth in ARTICLE VIII have been satisfied or (to the extent permitted by applicable Law) waived (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver thereof at the Closing), but in no event earlier than the date that is sixty (60) days after the date hereof, or (b) any other time, date or place as is agreed in writing by each of Roadrunner and Coyote. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

Section 1.05 Governing Documents.

(a) At the Effective Time, (i) the certificate of incorporation of Roadrunner as in effect immediately prior to the Effective Time shall be amended and restated, such amendment and restatement to be in the form attached hereto as Exhibit A and, as so amended and restated, shall be the certificate of incorporation of the Surviving Entity until thereafter changed or amended as provided therein or by applicable Law and (ii) the bylaws of Roadrunner as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Entity (except the name of the Surviving Entity shall be R1 RCM Holdco Inc. or such other name as Roadrunner determines prior to the Effective Time) until thereafter changed or amended as provided therein or by applicable Law.

(b) Roadrunner shall take all actions necessary so that, as of immediately prior to the Effective Time, the certificate of incorporation (“New Pubco Charter”) and bylaws of New Pubco shall contain provisions identical to the provisions of the certificate of incorporation and bylaws, as applicable, of Roadrunner as in effect immediately before the Effective Time, in each case, other than as required or permitted by Section 251(g) of the DGCL. Roadrunner and New Pubco shall take all actions necessary so that, promptly after the Effective Time, New Pubco shall cause to become effective a certificate of amendment to the certificate of incorporation of New Pubco changing the name of such entity to R1 RCM Inc.

Section 1.06 Directors and Officers of the Surviving Entities.

(a) From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law and the bylaws of the Surviving Entity or until their earlier death, resignation or removal, (i) the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Entity and (ii) the officers of Merger Sub at the Effective Time shall be the officers of the Surviving Entity and, in each case, Roadrunner shall take all actions necessary to effect the foregoing.

(b) Until successors are duly elected or appointed and qualified in accordance with applicable Law or until their earlier death, resignation or removal, (i) the directors of Roadrunner immediately before the Effective Time shall be the directors of New Pubco as of the Effective Time and (ii) the officers of Roadrunner immediately before the Effective Time shall be the officers of New Pubco immediately after the Effective Time and, in each case, Roadrunner shall take all actions necessary to effect the foregoing.

ARTICLE II

EFFECT ON THE CAPITAL OF THE

CONSTITUENT COMPANIES

Section 2.01 Roadrunner and Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any holder of any shares of Roadrunner Common Stock:

(a) All shares of Roadrunner Common Stock that are held by Roadrunner as treasury stock immediately prior to the Effective Time shall cease to be outstanding and shall automatically be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(b) Subject to Section 2.03, each share of Roadrunner Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares cancelled pursuant to Section 2.01(a)) shall be converted into one (1) fully paid and non-assessable share of New Pubco Common Stock having the same designations, rights, powers and preferences, and the qualifications, limitations and restrictions as the share of Roadrunner Common Stock being so converted. All shares of New Pubco Common Stock issued pursuant to this Section 2.01(b) shall be duly authorized, validly issued and free of preemptive rights.

(c) Each share of Roadrunner Common Stock converted into a share of New Pubco Common Stock pursuant to Section 2.01(b) shall, upon such conversion, no longer be issued and outstanding and cease to exist, and, thereafter, each Person (i) entered as the owner in a book entry that, immediatel yprior to the Effective Time, represented any outstanding shares of Roadrunner Common Stock shall be deemed to have received an equivalent number of shares of New Pubco Common Stock, and (ii) holding a certificate representing any shares of Roadrunner Common Stock shall be deemed to have received shares of New Pubco Common Stock (without the requirement for surrender of any certificate previously representing any such shares of Roadrunner Common Stock or issuance of new certificates representing New Pubco Common Stock), with each certificate representing shares of Roadrunner Common Stock immediately prior to the Effective Time being deemed to represent automatically an equivalent number of shares of New Pubco Common Stock.

(d) Each share of Merger Sub common stock issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into one (1) share of common stock of the Surviving Entity, and such shares shall be fully paid and non-assessable capital stock of the Surviving Entity.

Section 2.02 Effect on New Pubco Common Stock. Immediately following the Effective Time, each share of New Pubco Common Stock owned by the Surviving Entity shall be surrendered by the Surviving Entity for retirement by New Pubco without payment of any consideration therefor.

Section 2.03 Roadrunner Stock Options, Restricted Stock Awards and Restricted Stock Unit Awards. As of the Effective Time, each stock option of Roadrunner, each share of Roadrunner restricted stock, each restricted stock unit of Roadrunner and each other form of incentive equity compensation that is outstanding on or prior to the Effective Time or issuable thereafter under the Roadrunner Equity Incentive Plan or any previously adopted plan, whether or not then vested or exercisable, shall cease to represent or relate to a share of Roadrunner Common Stock and shall be converted automatically to represent or relate to a share of New Pubco Common Stock on substantially the same terms and conditions (including vesting schedule) as applied to such stock option, share of Roadrunner restricted stock, restricted stock unit or other form of incentive equity immediately prior to the Effective Time. Roadrunner shall take all actions necessary to effect the foregoing provisions of this Section 2.03.

Section 2.04 Roadrunner Warrants. As of the Effective Time, each outstanding warrant to purchase Roadrunner Common Stock, including the Warrants, whether or not then exercisable, shall cease to represent or relate to a share of Roadrunner Common Stock and shall be converted automatically to represent or relate to a share of New Pubco Common Stock on substantially the same terms and conditions as applied to warrant immediately prior to the Effective Time. Roadrunner shall take all actions necessary to effect the foregoing provisions of this Section 2.04.

Section 2.05 Coyote Equity Awards. Prior to the Closing, Coyote and, where applicable, Roadrunner and New Pubco, will take all action necessary to effect the treatment of outstanding Coyote equity or other incentive awards held by Coyote Employees (including Class P Unitawards and restricted unit awards) as described in Section 2.05 of the Coyote Disclosure Schedules. Coyote shall provide to Roadrunner or its counsel for review and approval (not to be unreasonably withheld, delayed or conditioned) drafts of any documentation prepared by Coyote or its counsel to effectuate the treatment described in Section 2.05 of the Coyote Disclosure Schedules and shall consider in good faith Roadrunner’s comments thereto. In addition, Roadrunner shall provide to Coyote or its counsel for review and approval (not to be unreasonably withheld, delayed or conditioned) drafts of any documentation prepared by Roadrunner or its counsel to effectuate the treatment described in Section 2.05 of the Coyote Disclosure Schedules and shall consider in good faith Coyote’s comments thereto.

Section 2.06 Withholding Rights. New Pubco, Merger Sub and any other party hereto with an obligation to deduct and withhold pursuant to any applicable Tax Law shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so withheld and paid over to or deposited with the relevant Governmental Authority by or on behalf of New Pubco, Merger Sub or any other party hereto, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.07 Further Assurances. At and after the Effective Time, the officers and directors of New Pubco or the Surviving Entity, as applicable, shall be authorized to execute and deliver, in the name and on behalf of the Surviving Entity, Merger Sub or Roadrunner, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Surviving Entity, Merger Sub or Roadrunner, any other actions and things necessary to vest, perfect or confirm of record or otherwise in New Pubco or the Surviving Entity any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by New Pubco or the Surviving Entity, as applicable, as a result of, or in connection with, the Transactions.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COYOTE

Except as set forth in the applicable section or sections of the disclosure schedule delivered by Coyote to Roadrunner prior to the execution of this Agreement (the “Coyote Disclosure Schedule”), Coyote represents and warrants to Roadrunner as follows:

Section 3.01 Organization. Coyote is a limited liability company duly organized, validly existing and in good standing under the Laws of the state of Delaware. Coyote has all requisite limited liability company power and authority to enable it to own, lease and operate its properties, to carry on its business in all material respects as conducted on the date hereof and to execute, deliver and perform its obligations under this Agreement and the other Transaction Agreements to which it is or will be a party and to consummate the transactions contemplated hereunder and thereunder. Coyote is duly qualified or registered as a foreign limited liability company to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except, in each case, where the failure to be so duly qualified or registered has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. True, correct and complete copies of the certificate of formation and the limited liability company agreement of Coyote, each as amended to date, have been made available to Roadrunner. Coyote is not in violation of its certificate of formation or limited liability company agreement, except for any such violation as would not reasonably be expected to be material to Coyote and its Subsidiaries, taken as a whole.

Section 3.02 Subsidiaries; Equity Interests.

(a) Section 3.02(a) of the Coyote Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Coyote, listing for each such Subsidiary its name, the type of entity, the jurisdiction of its incorporation or formation, its authorized capital stock or equivalent, if applicable, the number and type of its issued and outstanding shares of capital stock, membership interests or similar ownership interests, the current ownership of such shares, membership interests or similar ownership interests and its current officers and directors, in each case, prior to giving effect to the Coyote Reorganization. Following the Coyote Reorganization, the information contained on Section 3.02(a) of the Coyote Disclosure Schedule shall remain true and complete except as contemplated by the Coyote Reorganization. True, correct and complete copies of the organizational documents, each as amended to date, of each Subsidiary of Coyote have been made available to Roadrunner.

(b) Each Subsidiary of Coyote (i) is a corporation, limited partnership or limited liability company, as applicable, duly organized, validly existing and, to the extent applicable, in good standing under the Laws of its jurisdiction of incorporation or formation, (ii) has all requisite power and authority to enable it to own, lease and operate its properties and to carry on its business in all material respects as conducted on the date hereof and (iii) is duly qualified or registered as a foreign corporation, limited partnership or limited liability company, as applicable, to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure to be so duly qualified or registered has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) All of the outstanding shares of capital stock, membership interests and/or other similar ownership interests of each Subsidiary of Coyote (“Subsidiary Equity Interests”) are owned, directly or indirectly, by Coyote, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock, membership interests and/or other similar ownership interests) other than limitations or restrictions on transfer arising under applicable securities Laws or Liens that will be released upon repayment of the Coyote Existing Debt. There are no (i) outstanding securities of any Coyote Entity that are convertible into or exchangeable for Subsidiary Equity Interests, (ii) options, warrants, calls, subscriptions or other rights or arrangements to acquire any Subsidiary Equity Interests from any Coyote Entity or (iii) other obligations or commitments of any Coyote Entity to issue or allot Subsidiary Equity Interests. There are no outstanding obligations of any Coyote Entity to repurchase, redeem or otherwise acquire any Subsidiary Equity Interests. There are no statutory or contractual equityholder preemptive or similar rights, rights of first refusal or registration rights with respect to any Subsidiary Equity Interests. No Subsidiary of Coyote has any liability for, or obligation with respect to, the payment of dividends, distributions or similar participation interests, whether or not declared or accumulated, and there are no restrictions of any kind, other than under applicable Law or the Coyote Existing Debt, which prevent the payment of the foregoing by any Subsidiary of Coyote.

Section 3.03 Capital Structure.

(a) As of the date of this Agreement, all of the limited liability company or membership interests in Coyote are owned of record and beneficially by the Persons and in the amounts set forth in Section 3.03(a) of the Coyote Disclosure Schedule (the “Coyote Membership Interests”). All of the Coyote Membership Interests have been validly issued in accordance with the limited liability company agreement of Coyote. Except as set forth on Section 3.03(a) of the Coyote Disclosure Schedule, there are no (i) issued or outstanding limited liability company interests or membership interests in Coyote other than the Coyote Membership Interests or (ii) options, warrants, calls, subscriptions, securities convertible or exchangeable for any equity securities of Coyote, equity appreciation rights, profits interests, phantom equity plans or other similar rights, agreements, arrangements or commitments of any character to which any Coyote Entity is a party or by which any Coyote Entity is bound obligating Coyote to issue or sell or transfer any equity interest in, or equity security of, Coyote. There are no outstanding obligations of Coyote to repurchase, redeem or otherwise acquire any limited liability company interests of Coyote or to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person. Except as set forth in Coyote’s governing documents, there are no statutory or contractual equityholder preemptive or similar rights, rights of first refusal or registration rights with respect to Coyote Membership Interests. Coyote has no liability for, or obligation with respect to, the payment of dividends, distributions or similar participation interests, whether or not declared or accumulated, and there are no restrictions of any kind, other than under the LLC Act, which prevent the payment of the foregoing by Coyote.

(b) Section 3.03(b) of the Coyote Disclosure Schedule sets forth, with respect to each equity or equity-based award (including profits interests) of Coyote that is outstanding, (i) the type of award, (ii) the governing plan, (iii) the award holder, (iv) total number of equity interests underlying the award, (v) the grant date, (vi) the number of both vested and unvested awards as of the date hereof, (vii) the vesting terms (including any acceleration provisions) and (viii) the participation threshold.

Section 3.04 Authority; Execution and Delivery, Enforceability. Coyote has all requisite limited liability company power and authority to execute and deliver this Agreement and each of the other Transaction Agreements to which it is, or is specified to be, a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Coyote of this Agreement and the other Transaction Agreements to which it is, or is specified to be a party, and the consummation by Coyote of the transactions contemplated hereby and thereby have been duly authorized by all necessary limited liability company action on the part of Coyote, and no other limited liability company action on the part of Coyote is necessary to authorize the execution and delivery of this Agreement or the Transaction Agreements or to consummate the Transactions and the other transactions contemplated hereby. Coyote has duly executed and delivered this Agreement, and, prior to or as of the Closing, will have duly executed and delivered each other agreement and instrument contemplated hereby to which it is, or is specified to be, a party, and (assuming the due authorization, execution and delivery by the Parties other than any Coyote Entity) this Agreement constitutes, and each other agreement and instrument contemplated hereby to which it is, or is specified to be, a party will constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a proceeding at Law or in equity.

Section 3.05 No Conflicts; Consents; Governmental Authorizations.

(a) Except (x) as set forth in Section 3.05(a) of the Coyote Disclosure Schedule, (y) as may result or be required solely by reason of Roadrunner’s, New Pubco’s or the Merger Sub’s participation in the transactions contemplated hereby or in the other Transaction Agreements or (z) solely with respect to the succeeding clauses (B), (C) and (D), as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the execution and delivery by Coyote of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by Coyote of the transactions contemplated hereby and thereby, will not (A) contravene, conflict with or result in any violation or breach of any provision of the certificate of formation or limited liability company agreement of Coyote (B) contravene, conflict with or result in a violation or breach of any applicable Law or Order by which Coyote or any of its assets, properties or Subsidiaries is bound, (C) (i) require any consent, approval or notice under, (ii) result in any breach of or any loss of any benefit or right under, (iii) constitute a breach or default (or an event which, with notice or lapse of time or both, would become a breach or default) under, or (iv) give to others any right of termination, vesting, amendment, acceleration or cancellation of any right or obligation under, any Contract or Permit or (D) result in the creation of a Lien (other than a Permitted Lien) on any property or asset of any Coyote Entity.

(b) Except as set forth in Section 3.05(b) of the Coyote Disclosure Schedule and based on the statements and related information provided by Roadrunner, its Affiliates or their respective Representatives the accuracy of which has not been independently verified or confirmed by Coyote or its Representatives, no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority will be required to be obtained or made by Coyote in connection with the due execution, delivery and performance by Coyote of this Agreement and the consummation by Coyote of the transactions contemplated hereby, except for those the failure of which to make or obtain would not, individually or in the aggregate, adversely affect the Coyote Entities in any material respect or result in a material adverse effect on Coyote’s ability to consummate the transactions contemplated hereby.

Section 3.06 Financial Statements.

(a) Annual Financial Statements. Section 3.06(a) of the Coyote Disclosure Schedule sets forth true, correct and complete copies of (i) the audited consolidated balance sheets of Coyote and the related audited consolidated statements of operations, cash flows and member equity, in each case, as of December 31, 2020 and 2019 (“Coyote Annual Financial Statements”). The Coyote Annual Financial Statements (i) were prepared in accordance with the books of account and other financial records of Coyote, (ii) fairly present in all material respects the financial condition, results of operations, cash flows and member equity of Coyote and its Subsidiaries as of the dates thereof or for the periods covered thereby and (iii) have been prepared in accordance with GAAP applied on a consistent basis for the periods covered thereby.

(b) Interim Financial Statements. Section 3.06(b) of the Coyote Disclosure Schedule sets forth true, correct and complete copies of the unaudited consolidated combined balance sheet of Revint II as of September 30, 2021 (the “Latest Balance Sheet”) and the related unaudited consolidated statements of operations and cash flows of Revint II for the nine-month period then ended (the “Coyote 2021 Interim Financial Statements”). The Coyote 2021 Interim Financial Statements (i) were prepared in accordance with the books of account and other financial records of Revint II, (ii) fairly present in all material respects the financial condition, results of operations and cash flows of Revint II and its Subsidiaries as of the dates thereof or for the periods covered thereby and (iii) have been prepared in accordance with GAAP applied on a consistent basis for the periods covered thereby (except as may be indicated in the Coyote 2021 Interim Financial Statements or the notes thereto and subject to year-end audit adjustments (none of which are material) and the absence of notes and disclosure as required by GAAP).

(c) Internal Controls. The Coyote Entities maintain systems of internal accounting controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. The Coyote Entities have implemented disclosure controls and procedures reasonably designed to ensure that material information relating to the business of each Coyote Entity is made known to the management of Coyote. The books and records of Coyote have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(d) Accounts Receivable. Except as set forth in Section 3.06(d) of the Coyote Disclosure Schedule, all accounts receivable reflected in the Coyote Entities’ books and records and the Coyote 2021 Interim Financial Statements (A) are bona fide and valid receivables arising from sales actually made or services actually performed and were incurred in the ordinary course of business consistent with past practice, (B) are properly reflected in accordance with GAAP and (C) are not subject to any material setoffs, counterclaims, credits or other offsets, and are current and collectible and will be collected in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts and adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Coyote Entities.

Section 3.07 Absence of Undisclosed Liabilities. Except for (a) those liabilities that are appropriately reflected or reserved for on the face of the Latest Balance Sheet, (b) liabilities incurred since the date of the Latest Balance Sheet in the ordinary course of business consistent with past practice (none of which resulted from a breach of contract, tort, infringement or violation of any Law or any Proceeding), (c) liabilities incurred in connection with or pursuant to the transactions contemplated by, or expressly permitted by, this Agreement and the other Transaction Agreements and (d) liabilities that, individually or in the aggregate, would not reasonably be expected to be material to the Coyote Entities (taken as a whole), none of the Coyote Entities have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise). None of the Coyote Entities maintain any “off-balance sheet arrangement” as defined in item 303(a)(4)(ii) of Regulation S-K promulgated under the Exchange Act.

Section 3.08 Absence of Certain Changes or Events. Except as set forth on Section 3.08 of the Coyote Disclosure Schedule (or, except with respect to clause (b) below, reflected on other sections of the Coyote Disclosure Schedule as having occurred after such date), since September 30, 2021 (a) the Coyote Entities have conducted their respective businesses only in the ordinary course of business consistent with past practice, (b) there has not been any event, change or development that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a Material Adverse Effect, and (c) there has not been any action, authorization, commitment or agreement by any Coyote Entity that, if taken or made after the date hereof, would be prohibited by the second sentence of Section 6.01.

Section 3.09 Real Property.

(a) Section 3.09(a) of the Coyote Disclosure Schedule sets forth a complete and accurate list of each parcel of Owned Real Property. Except as set forth on Section 3.09(a) of the Coyote Disclosure Schedule, a Coyote Entity has good and marketable indefeasible title in fee simple to each parcel of Owned Real Property, free and clear of any Liens other than Permitted Liens. No Coyote Entity has leased or otherwise granted the right to use or occupy any of the Owned Real Property to any Person, except as shown in Section 3.09(a) of the Coyote Disclosure Schedule. Coyote has delivered to Roadrunner copies of the deeds and other instruments by which the applicable Coyote Entity acquired such parcel of Owned Real Property and copies of all title insurance policies, opinions, abstracts and surveys, in each case, to the extent in the possession of the applicable Coyote Entity, with respect to such parcel. There are no unrecorded outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein.

(b) Section 3.09(b) of the Coyote Disclosure Schedule sets forth a complete and accurate list of each parcel of Leased Real Property. The applicable Coyote Entity has a valid leasehold interest in each parcel of Leased Real Property, free and clear of any Liens other than Permitted Liens. The Coyote Entities enjoy peaceful and undisturbed possession under all real property leases to which they are parties and there are no disputes with respect to the Leased Real Property. No Coyote Entity has assigned, sublet, or otherwise granted any Person the right to use or occupy any of the Leased Real Property, except as shown in Section 3.09(b) of the Coyote Disclosure Schedule. Each lease for the Leased Real Property is valid and binding on the applicable Coyote Entity and in full force and effect and enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. There are no existing breaches or defaults by any Coyote Entity or offsets which any of the applicable landlords has against the enforcement by any Coyote Entity of its rights under any of the leases of the Leased Real Property, and no Coyote Entity nor, to Coyote’s Knowledge, such landlord is in breach or default under the applicable lease of such Leased Real Property, nor, to Coyote’s Knowledge, have any events occurred or circumstances exist which, with the giving of notice or passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such lease. True and complete copies of the leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for the Leased Real Property have previously been delivered to Roadrunner. As of the date hereof, no Coyote Entity is party to any pending Proceeding, nor, to Coyote’s Knowledge, is any Proceeding threatened, which would interfere with the quiet enjoyment of any Coyote Entity under the leases of the Leased Real Property. Except for leasehold mortgages of record, no Coyote Entity has assigned, mortgaged, pledged, otherwise encumbered, or transferred its interest, if any, under any of the leases of the Leased Real Property.

(c) All buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Real Property (the “Improvements”) are in good condition and repair and sufficient for the operation of the business of the applicable Coyote Entities in all material respects. To Coyote’s Knowledge, there are no structural deficiencies or latent defects affecting any of the Improvements and there are no facts or conditions affecting any of the Improvements that would, individually or in the aggregate, interfere in any material respect with the use or occupancy of the Improvements or any portion thereof in the operation of the business of the applicable Coyote Entities.

Section 3.10 [Reserved].

Section 3.11 Intellectual Property.

(a) Section 3.11(a) of the Coyote Disclosure Schedule contains a complete and accurate list of (i) all Registered Intellectual Property owned by any Coyote Entity as of the date hereof, and the jurisdictions where each is registered (if any), and (ii) material written Contracts (other than “shrink wrap” or other licenses relating to software purchases for commercially available or “off the shelf” software with aggregate license fees less than $300,000 per annum) to which any Coyote Entity is a party and under which licenses to Intellectual Property aregranted to any Coyote Entity by third parties, or by any Coyote Entity to third parties (each an “IP License”). All Registered Intellectual Property owned by any Coyote Entity is subsisting, and to Coyote’s Knowledge, valid and enforceable.

(b) A Coyote Entity (i) exclusively owns all right, title and interest in and to all Owned Coyote IP, and (ii) possesses valid and enforceable rights to use all other material Intellectual Property used in or necessary for the conduct of the business of the Coyote Entities as conducted immediately prior to the Closing, in each case of (i) and (ii), free and clear of all Liens other than Permitted Liens.

(c) No Coyote Entity nor the conduct of the business of the Coyote Entities misappropriates, infringes upon or otherwise violates, or in the past three (3) years has misappropriated, infringed upon, or otherwise violated, the Intellectual Property rights of any Person in any material respect. No Person has provided to any Coyote Entity written notice of a claim (or, to Coyote’s Knowledge, threatened to file a claim) during the past three (3) years against any Coyote Entity alleging that it has misappropriated, violated, infringed on or otherwise improperly used the Intellectual Property rights of any Person.

(d) To Coyote’s Knowledge, no Person is currently infringing, misappropriating or otherwise violating any Owned Coyote IP. No Coyote Entity has provided any Person written notice of a claim (or threatened to file a claim against any Person) during the past three (3) years that it has misappropriated, violated, infringed on or otherwise improperly used any Owned Coyote IP.

(e) All Coyote Entities have taken commercially reasonable actions under the circumstances to maintain and protect all of the material Owned Coyote IP (including the secrecy and confidentiality of all material trade secrets and confidential information included therein). All material Intellectual Property developed by past or current employees, consultants, or independent contractors of any Coyote Entity in the scope of their employment or engagement has either vested in the applicable Coyote Entity by operation of Law or has been assigned to the applicable Coyote Entity under a written agreement and all Persons with access to trade secrets or confidential information of the Coyote Entities have signed agreements with reasonable confidentiality obligations and use restrictions or are under a legally-binding duty of confidentiality with respect to the same. To Coyote’s Knowledge, no such employee, consultant, or independent contractor is in violation of any such agreement or duty in any material respect.

(f) None of the Software owned by any Coyote Entity is subject to any “open source”, “copyleft” or analogous license (including any license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, GPL, AGPL or other open source software license) in a manner or relation that requires any public distribution of any such Software, or creates obligations for any Coyote Entity to grant to any third party any rights or immunities under any Owned Coyote IP (including any patent non-asserts or patent licenses), or impose any present economic limitations on any Coyote Entity’s commercial exploitation thereof. No Person other than a Coyote Entity (or their employees, consultants, or independent contractors engaged to provide Software development services and that are subject to written agreements with reasonable customary confidentiality obligations and use restrictions with respect to Software code) is in possession of, or has been granted any current or contingent license or other right with respect to, any source code of the Software owned by any Coyote Entity, and no such source code has been disclosed, licensed, released, distributed, escrowed or made available to or for any Person and no Person has been granted any rights thereto or agreed to disclose, license, release, deliver, or otherwise grant any right thereto under any circumstance.

Section 3.12 Material Contracts.

(a) Section 3.12(a) of the Coyote Disclosure Schedule sets forth a true, correct and complete list of the following Contracts to which any Coyote Entity is a party, or by which any Coyote Entity is otherwise bound, as of the date hereof (the “Material Contracts”) (other than IP Licenses, which shall, in each case, constitute Material Contracts):

(i) all Contracts with suppliers, vendors or service providers under which any Coyote Entity has made aggregate payments in excess of $4,000,000 during the period from January 1, 2021 to September 30, 2021 (other than Contracts with a Material Supplier) (provided that purchase orders issued under or pursuant to other Contracts need not be listed);

(ii) all Contracts under which any Coyote Entity has received aggregate payments in excess of $4,000,000 during the period from January 1, 2021 to September 30, 2021 (other than Contracts with a Material Customer) (provided that purchase orders issued under or pursuant to other Contracts need not be listed);

(iii) all Contracts with either (A) a Material Customer (provided that only the Contracts with the top fifteen (15) customers listed on Section 3.29 of the Coyote Disclosure Schedule need to be set forth on Section 3.12(a) of the Coyote Disclosure Schedule, but all Contracts with Material Customers shall be considered Material Contracts for all other purposes hereunder) or (B) a Material Supplier (provided that purchase orders issued under or pursuant to other Contracts need not be listed);

(iv) any Contract for the employment, engagement, or consultancy of any Coyote Employee on a full-time, part-time or consulting basis, the terms of which (A) provide guaranteed annual cash compensation that exceeds $300,000, or (B) restrict the ability of any Coyote Entity to terminate the employment or services of any Coyote Employee upon less than sixty (60) days’ prior notice without incurring material liability (in the case of each (A) and (B), other than at-will employment agreements with any Coyote Employee which do not commit any Coyote Entity to pay severance, termination or other similar payments and which are terminable without prior notice);

(v) any collective bargaining agreement or other Contract with any Union (each a “CBA”);

(vi) all (A) leases relating to the Leased Real Property or the Owned Real Property and (B) leases or licenses for material tangible personal properties or assets of any Coyote Entity pursuant to which any Coyote Entity makes or receives aggregate payments in excess of $500,000 per annum;

(vii) all Contracts that provide for an increased payment or benefit, or accelerated vesting, upon the execution of this Agreement or the Closing in connection with the transactions contemplated by this Agreement or the other Transaction Agreements;

(viii) all Contracts pursuant to which any Indebtedness of any Coyote Entity in excess of $1,000,000 is outstanding or may be incurred;

(ix) other than those Contracts that may be terminated by the applicable Coyote Entity upon notice of sixty (60) days or less without material penalty or other material liability to the Coyote Entities taken as a whole, all Contracts containing covenants that materially restrict the right or freedom of any Coyote Entity to (A) engage in any line of business or compete with any Person, (B) conduct any commercial activity in any geographic area, or (C) solicit any Person to enter into a business or employment relationship, or enter into such a relationship with any Person;

(x) all Contracts under which pricing, discounts or benefits that change based on the pricing, discounts or benefits offered to other third parties (including any contract containing “most favored nation” or “tracking customer” or “best pricing” provisions) or other Contracts where exclusive sales, distribution, marketing or other exclusive rights, rights of refusal or rights of first negotiation are granted or received that have a value in excess of $1,000,000;

(xi) all Contracts which provide for or otherwise include a minimum volume or purchase requirement or similar obligation or arrangement that have a value in excess of $1,000,000;

(xii) all Contracts (other than contracts with customers, vendors or suppliers entered into in the ordinary course of business) requiring any Coyote Entity to indemnify or hold harmless any Person whereby any Coyote Entity is responsible for indemnification obligations in excess of $1,000,000;

(xiii) all Contracts involving the settlement of any Proceeding or threatened Proceeding which will (i) involve payments by any Coyote Entity after the date of the Latest Balance Sheet of consideration (whether monetary or otherwise) in excess of $500,000 or (ii) require monitoring or reporting obligations to any other Person outside the ordinary course of business;

(xiv) any Contract entered into in the last three (3) years (A) relating to the disposition or acquisition of assets or business by any Coyote Entity with a value greater than $3,000,000 other than the disposition of assets in the ordinary course of business, or (B) pursuant to which any Coyote Entity acquired or will acquire (whether through stock, equity or assets acquisition, merger, consolidation or otherwise) any ownership interest in any other Person or other business enterprise with a value greater than $3,000,000;

(xv) all Contracts: (A) under which any Person has developed or has been engaged to develop any material Intellectual Property for any Coyote Entity (excluding agreements with employees and contractors entered into in the ordinary course of business on standard forms of agreement under which such employees and contractors assign rights in all developed material Intellectual Property to any Coyote Entity); (B) under which any Coyote Entity has developed or has been engaged to develop any material Intellectual Property for any Person; or (C) entered into to settle or resolve any Intellectual Property-related dispute or otherwise affecting any Coyote Entity’s rights to use or enforce Owned Coyote IP, including settlement agreements, coexistence agreements, covenant not to sue agreements, and consent to use agreements;

(xvi) any Contract that establishes a joint venture, partnership or similar arrangement;

(xvii) any Contract containing a standstill or similar agreement pursuant to which any Coyote Entity has agreed not to acquire assets or securities of any other Person; and

(xviii) any Contract that is a settlement, conciliation or similar agreement with any Governmental Authority (y) involving more than $250,000 and entered into within the last three (3) years and (z) pursuant to which any Coyote Entity will have any material outstanding obligation after the date of this Agreement (other than payment requirements).

(b) All Material Contracts are valid, legal, binding and in full force and are currently enforceable against the applicable Coyote Entity, as applicable, and are and as of the Closing will be, if not previously terminated or expired in accordance with their respective terms, to Coyote’s Knowledge, enforceable against the other party or parties thereto in accordance with the express terms thereof, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. The applicable Coyote Entity has paid all material amounts to be paid by it and no Coyote Entity has received any written notice that it is in material default under or in material breach of any such Material Contract. To Coyote’s Knowledge, (i) no event has occurred which with the passage of time or the giving of notice or both would result in a material default, material breach or event of material noncompliance by any Coyote Entity under any such Material Contract; (ii) no other party to any such Material Contract is in material breach thereof or material default thereunder and none of any Coyote Entity has received any notice of termination, cancellation, breach or default under any such Material Contract; and (iii) there are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate any material amounts paid or payable to any Coyote Entity under any of the Material Contracts with any Person and no such Person has made written demand for such renegotiation.

(c) A true, correct and complete copy of each Material Contract has been delivered to Roadrunner.

Section 3.13 Taxes.

(a) Each of the Coyote Entities (i) has duly and timely filed, or has caused to be duly and timely filed, all material Tax Returns required to be filed by them (taking into account any extension of time within which to file) and all such Tax Returns are complete and accurate in all material respects; (ii) has paid all material amounts of Taxes that are required to be paid (whether or not shown on any Tax Return) including those that any Coyote Entity was obligated to deduct or withhold from amounts owing to any employee, creditor or other third party, except, in either case, with respect to matters contested in good faith through appropriate proceedings and for which adequate reserves have been established on the Coyote Financial Statements in accordance with GAAP; and (iii) except in the ordinary course of business, has not waived any statute of limitations with respect to a material amount of Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency where such waiver or extension is currently in effect (in each case other than pursuant to automatic extensions to file Tax Returns).

(b) There are no material audits, examinations, investigations, deficiencies, claims or other Proceedings in respect of Taxes or Tax matters of the Coyote Entities pending or, to Coyote’s Knowledge, threatened in writing, in each case, that have not been fully resolved, and no Coyote Entity has received any notice of deficiency or proposed adjustment or assessment from any Governmental Authority with respect to a material amount of Taxes that has not been resolved.

(c) There are no Liens with respect to material amounts of Taxes on any of the assets or properties of any Coyote Entity, other than Permitted Liens described in clause (a) of the definition thereof.

(d) No Coyote Entity has received notice in writing of any claim made by any Governmental Authority in a jurisdiction where it does not file Tax Returns that such Coyote Entity is or may be subject to material taxation by that jurisdiction that has not been resolved.

(e) No Coyote Entity has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(f) No Coyote Entity has participated or is currently participating, in a “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2).

(g) No Coyote Entity (i) has been a member of an affiliated, combined, consolidated, unitary or similar group (including under Code Section 1504(a)) for income Tax purposes (other than a group the common parent of which was a Coyote Entity), (ii) has any material liability for Taxes of any Person (other than another Coyote Entity) under Treasury Regulation Section 1.1502-6 (or any comparable provision of local, state or non-U.S. Law), as a transferee or successor or by operation of Law or (iii) is a party to, bound by, or has any material liability under any Tax sharing, allocation or indemnification agreement or similar arrangement pursuant to which it will have any obligation to make any payments after the Closing, in each case, other than any Contract the principal purpose of which does not relate to Tax matters.

(h) The classification for U.S. federal income Tax purposes of each Coyote Entity is listed on Section 3.13(h) of the Coyote Disclosure Schedules and no election is outstanding to change such classification.

(i) The Coyote Entities have properly collected and remitted, or reserved for on the Coyote Financial Statements in accordance with GAAP, all material amounts of sales, use, value added and similar Taxes with respect to sales or leases made or services provided to their customers.

(j) No Coyote Entity (or any of their owners) will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date and made prior to the Closing Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of any federal, state, provincial, local, or non U.S. Tax Law) executed on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date or deferred revenue accrued on or prior to the Closing Date, in each case, outside of the ordinary course of business or (v) installment sale or open transaction disposition made on or prior to the Closing Date, in each case, outside of the ordinary course of business. No election under Section 965(h) of the Code has been made with respect to any Coyote Entity.

(k) No Coyote Entity is liable for (nor has it agreed to pay) any material unpaid amounts of Taxes of any of its beneficial owners, including by means of withholding and/or electing to file composite Tax returns.

(l) No Coyote Entity has a request for a private letter ruling, administrative relief, a technical advice, a material change of any method of accounting or other request pending with any Governmental Authority relating to a material amount of Taxes.

(m) No Coyote Entity has made any election or otherwise taken any action to cause the Partnership Tax Audit Rules to apply at any earlier date than is required by applicable Law. The “partnership representative” and “designated individual” of any Coyote Entity treated as a partnership for U.S. federal income tax purposes for each year with respect to which such Coyote Entity has been subject to the Partnership Tax Audit Rules is set forth on Section 3.13(m) of the Coyote Disclosure Schedules.

(n) No Coyote Entity has (i) deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the Coronavirus Aid, Relief, and Economic Security Act, (ii) otherwise deferred any Taxes (including the employee portion of any payroll Taxes) or changed any material Tax practice or filed an amended Tax Return under, or in response to, a COVID-19 Measure, or (iii) claimed any Tax credits under any COVID-19 Measure. Any incurrence and forgiveness or discharge of any “Paycheck Protection Program” Loan by a Coyote Entity satisfied all the requirements of the CARES Act.

(o) The adjusted tax basis of New Mountain Partners V Special (AIV-D), LLC (“NMC Blocker”) and Blocker Parent in their interests in Coyote immediately following the Coyote Reorganization each exceed zero dollars ($0), even if no liabilities of Coyote were allocated to NMC Blocker or Blocker Parent under Section 752 of the Code.

(p) The Tax Partnership is intended to be properly treated for purposes of Section 351 of the Code as the transferor of the Blocker Parent LLC Interests to New Pubco and the recipient of the Consideration and the Operating Expense Amount in exchange for the Blocker Parent LLC Interests, in each case, pursuant to the Transactions.

(q) Each of the statements of fact set forth in Section 8.02(E) of the Coyote Disclosure Schedules regarding the Coyote Reorganization, including as to the ownership, activities, and U.S. federal income tax classification of the respective Persons referenced therein, are true and accurate in all material respects.

(r) Each Class P Unit of Coyote is properly treated as a profits interest for U.S. federal income Tax purposes and, to Coyote’s Knowledge, a valid election under Section 83(b) of the Code has been made with respect to each such Class P Unit that was granted in the past two (2) years.

Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement (including this Section 3.13) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date, limitations on, or availability after the Closing Date of any Tax attribute (including, except as pertaining to Section 3.13(j)(i) and Section 3.13(j)(ii), methods of accounting) of the Coyote Entities; provided that for the avoidance of doubt this exclusion shall not apply to any Taxes paid or payable by or with respect to the Coyote Entities for any Pre-Closing Tax Period.

Section 3.14 Tax Treatment. No Coyote Entity has taken or agreed to take any action or is aware of any fact or circumstance that would, or would be reasonably likely to, prevent the Transactions from qualifying for the Intended Tax Treatment.

Section 3.15 Coyote Benefit Plans.

(a) Section 3.15(a) of the Coyote Disclosure Schedule sets forth a true, correct and complete list of each material Coyote Benefit Plan. Coyote has made available to Roadrunner true, correct and complete copies (or, if a plan or arrangement is not written, a written description of the material terms) of (to the extent applicable): (i) the current plan document for each material Coyote Benefit Plan and amendments thereto; (ii) any related trust agreement, service provider agreements or underlying insurance contract, funding arrangement, or administrative and service provider agreements now in effect; (iii) the most recent determination, opinion or advisory letter received regarding the tax-qualified status of each Coyote Benefit Plan that is intended to be qualified under Section 401(a) of the Code; (iv) the most recent financial statement for each Coyote Benefit Plan; (v) the most recently filed Form 5500 Annual Returns/Reports and Schedules for each Coyote Benefit Plan; (vi) the current summary plan description for each Coyote Benefit Plan; (vii) the most recent actuarial valuation report related to any Coyote Benefit Plan and (viii) any material, non-routine correspondence to or from a Governmental Authority dated within the past three (3) years relating to any Coyote Benefit Plan.

(b) No Coyote Entity sponsors, maintains, contributes to or has any obligation to contribute to, or has any liability with respect to (including on account of any ERISA Affiliate): a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA); a “multiple employer plan” described in Section 413(c) of the Code; a “multiple employer welfare arrangement” described in Section 3(40) of ERISA; or an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is or was subject to Title IV of ERISA or Section 412 of the Code.

(c) Each Coyote Benefit Plan has been funded, administered and maintained, in form and operation, in all material respects in accordance with its terms and in all material respects in compliance with applicable Laws, including ERISA and the Code. No Coyote Entity has incurred (whether or not assessed) any material penalty or Tax under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code and no circumstances exist or events have occurred that would reasonably be expected to result in the imposition of any such material penalties or Taxes. Each Coyote Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code and the trusts maintained thereunder that are intended to be exempt from taxation under Section 501(a) of the Code has received a favorable determination letter from the IRS (or, with respect to any Coyote Benefit Plan that is a qualified “pre-approved” plan, the sponsor of such pre-approved plan has received an opinion letter or advisory letter from the IRS), and nothing has occurred since the issuance of such letters for any Coyote Benefit Plan that would reasonably be expected to cause the revocation of qualification under the Code of any such plans.

(d) To Coyote’s Knowledge, there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Coyote Benefit Plan that would result in a material liability to any Coyote Entity. No Coyote Benefit Plan provides nor does any Coyote Entity have a current or contingent obligation to provide post-employment welfare benefits, except as may be required by COBRA or other applicable Law. Each Coyote Benefit Plan that is subject to Section 409A of the Code has been in material compliance in all material respects, both in documentation and operation, with such section and all applicable regulatory guidance (including, without limitation, proposed regulations, notices, rulings, and final regulations).

(e) There is no pending or, to Coyote’s Knowledge, threatened, Proceeding or dispute (other than a routine claim for benefits) with respect to any Coyote Benefit Plan that would reasonably be expected to result in a material liability to any Coyote Entity.

(f) Except as set forth on Section 3.15(f) of the Coyote Disclosure Schedule, the execution, delivery and performance of, and consummation of the transactions contemplated by, this Agreement and the other Transaction Agreements will not (i) as of the date of this Agreement entitle any Coyote Employee to any additional compensation, including severance pay, unemployment compensation or any other payment; (ii) as of the date of this Agreement result in any payment becoming due, or increase the amount of any compensation due, to any Coyote Employee; (iii) accelerate the time of payment or vesting of any benefits to any Coyote Employee; (iv) result in payment of any amount or provision of any benefit that could, individually or in combination with any other such payment or benefit, constitute an “excess parachute payment” under Section 280G(b)(1) or 4999 of the Code; or (v) trigger or impose any restriction or imposition on the rights of any Coyote Entity to amend or terminate any Coyote Benefit Plan.

Section 3.16 Labor Relationships.

(a) Coyote has made available to Roadrunner a true, correct and complete list of all individuals employed by any Coyote Entity as of January 7, 2022 (including any individual on a leave of absence), including the individual’s name (or employee ID number), position or job title, hire date, status as full-time or part-time, designation as exempt or non-exempt from the minimum wage and overtime requirements of the Fair Labor Standards Act and applicable state Laws, base salary or hourly wage rate, annual target bonus, and the location at which such individual is employed or provides services.

(b) No Coyote Entity is a party to, or bound by, any CBA. There is no, and for the past three (3) years there has been no, (i) unfair labor practice charge, material labor dispute, material labor grievance, or material labor arbitration proceeding pending or, to Coyote’s Knowledge, threatened against any Coyote Entity, or (ii) lockouts, strikes, material work slowdowns, work stoppages, picketing, or, to Coyote’s Knowledge, threats thereof against or affecting any Coyote Entity by or with respect to their employees. No current employee of any Coyote Entity is represented by a labor organization, works council, trade union, or other labor organization with respect to their employment with any Coyote Entity and, to Coyote’s Knowledge, there is no, and for the past three (3) years there has been no, Union organizing activity, Union election petition, Union card signing, or other Union organizing activity of or by any Union directed at, against, or affecting any Coyote Entity with respect to any Coyote Employees (in their capacity as such).

(c) There has been no “mass layoff” or “plant closing” as defined by the Worker Adjustment and Retraining Notification Act of 1988, as amended or similar state or local applicable Law (the “WARN Act”) in respect of any Coyote Entity in the past three (3) years.

(d) There are no material Proceedings against any Coyote Entity pending or, to Coyote’s Knowledge, threatened, before or by the Equal Employment Opportunity Commission, the Department of Labor, Occupational Safety and Health Administration, the National Labor Relations Board or any other comparable Governmental Authority. Except as set forth in Section 3.16(d) of the Coyote Disclosure Schedule, no Coyote Entity has received written notice during the last three (3) years of any investigation of any Coyote Entity by a Governmental Authority responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation Laws and, to Coyote’s Knowledge, no such investigation is in progress.

(e) Each Coyote Entity is, and for the past three (3) years has been, in compliance in all material respects with all applicable Laws pertaining to labor, employment, employment practices, and terms and conditions of employment, including all Laws relating to hiring, labor relations, equal employment opportunities, fair employment practices, equal pay, affirmative action and affirmative action plan requirements, background checks, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), compensation, termination of employment, employment discrimination, harassment, or retaliation, reasonable accommodation, disability rights or benefits, immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), hours of work, working conditions, breaks, sick, vacation and other paid time off, minimum wage compensation, overtime compensation, child labor, plant closings and layoffs (including the WARN Act), COVID-19, occupational health and safety, workers’ compensation, employee leave issues, uniformed services employment, whistleblowers, leaves of absence, and unemployment insurance.

(f) To Coyote’s Knowledge, no Coyote Employee with annualized base compensation at or above $300,000 is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, noncompetition agreement, or other restrictive covenant obligation (i) owed to any Coyote Entity or (ii) owed to any third party with respect to such person’s right to be employed or engaged by any Coyote Entity.

(g) To Coyote’s Knowledge, no current Coyote Employee with annualized base compensation at or above $300,000 has given notice of his or her intent to terminate his or her employment prior to the one year anniversary of the Closing.

(h) To Coyote’s Knowledge, there are, and for the past three (3) years there have been, no pending allegations of sexual harassment, sexual misconduct, or sex-based discrimination against any officers, directors, or senior executives of the Coyote Entities.

Section 3.17 Litigation. Except as set forth in Section 3.17 of the Coyote Disclosure Schedule, there is no Proceeding pending or, to Coyote’s Knowledge, threatened, by, against, or affecting any Coyote Entity or any of their respective properties or assets or, to Coyote’s Knowledge (without any duty of inquiry), any manager, director or officer of any Coyote Entity in such Person’s capacity as such, for which the maximum amount claimed or in controversy exceeds $500,000 or that otherwise, individually or in the aggregate, has had or would reasonably be expected to be material to the Coyote Entities, taken as a whole, nor is there any judgment outstanding against any Coyote Entity that has been or would reasonably be expected to be material to the Coyote Entities, taken as a whole. None of the Coyote Entities or any of their respective properties or assets is subject to any Order of a Governmental Authority or judgment of an arbitrator, whether temporary, preliminary, or permanent, which would reasonably be expected to be, individually or in the aggregate, material to the Coyote Entities, taken as a whole. To Coyote’s Knowledge, there are no inquiries or investigations by any Governmental Authority or internal investigations pending or, to Coyote’s Knowledge, threatened against any Coyote Entity, in each case regarding any accounting practices of any Coyote Entity or any malfeasance by any officer, member, manager, employee or director of any Coyote Entity.

Section 3.18 Compliance with Applicable Laws. During the past three (3) years (i) the Coyote Entities have been in material compliance with all applicable Laws relating to the operation and conduct of their businesses or any of their properties or facilities; and (ii) no Coyote Entity has received (x) written notice of any violation, alleged violation or potential violation of any such Laws that would, individually or in the aggregate, reasonably be expected to be material to the Coyote Entities, taken as a whole, (y) to Coyote’s Knowledge, non-written notice of any violation, alleged violation or potential violation of any such Laws that would, individually or in the aggregate, reasonably be expected to be material to the Coyote Entities, taken as a whole, or (z) written notice of an obligation on the part of any Coyote Entity to undertake, or to bear all or any portion of the cost of, any remedial action that would, individually or in the aggregate, reasonably be expected to be material to the Coyote Entities, taken as a whole.

Section 3.19 Environmental Matters. Except as set forth in Section 3.19 of the Coyote Disclosure Schedule:

(a) The Coyote Entities hold and are in compliance with, and for the past three (3) years have held and been in compliance with, in each case in all material respects, all Environmental Permits required for the Coyote Entities to own, lease and operate their respective properties or to conduct their businesses;

(b) The Coyote Entities are, and for the past three (3) years have been, in compliance in all material respects with all Environmental Laws;

(c) No Coyote Entity has received any written notice regarding any actual or alleged material violation of, or material liability under, Environmental Laws in the past three (3) years (or earlier to the extent unresolved);

(d) No Coyote Entity has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, exposed any Person to or owned or operated any property or facility contaminated by any Hazardous Materials so as to give rise to any material liabilities (contingent or otherwise) for any Coyote Entity pursuant to Environmental Laws;

(e) There is no material Proceeding under or relating to any Environmental Laws pending or, to Coyote’s Knowledge, threatened, against any Coyote Entity or any of their respective properties or assets or, to Coyote’s Knowledge, any manager, director or officer of Coyote, any Seller or any of their respective Subsidiaries in such Person’s capacity as such, and no Coyote Entity is subject to any material Order or other similar agreement with any Governmental Authority under or relating to any Environmental Laws;

(f) No Coyote Entity has assumed, undertaken or provided an indemnity with respect to any material liability of any other Person arising under Environmental Laws; and

(g) Coyote has made available to Roadrunner all material environmental assessments, audits and reports and all other material environmental, health or safety documents, in each case, that are in the possession of any Coyote Entity, which relate to the current or former operations, properties or facilities of the Coyote Entities.

Section 3.20 Licenses and Permits. The Coyote Entities hold all material Permits that are necessary for the Coyote Entities to own, lease and operate their respective properties or to conduct their businesses as presently conducted. All of such material Permits are in full force and effect and will remain in full force and effect immediately following the Closing. Each Coyote Entity is in compliance with the terms of all applicable material Permits in all material respects. No Coyote Entity has received written notice that any such material Permit has been, will be or may be revoked, cancelled, suspended or materially adversely modified, or will not be renewed, and no Proceeding is pending or, to Coyote’s Knowledge, threatened against any Coyote Entity with respect to the revocation, cancellation, suspension or materially adverse modification of any such material Permit.

Section 3.21 Brokers and Other Fees. Except as set forth on Section 3.21 of the Coyote Disclosure Schedule, there is no investment banker, broker, finder or other similar intermediary that has been retained by or is authorized to act on behalf of any Coyote Entity who is entitled to any fee or commission in connection with the transactions contemplated by this Agreement or any other concurrent or similar transaction process. Following payment of all fees, commissions or like payments to any Person listed on Section 3.21 of the Coyote Disclosure Schedule payable as of the Closing, none of New Pubco or any of its Subsidiaries (including, without limitation, Blocker Parent and Coyote) will have any obligation of any kind with respect to the matters or agreements listed on Section 3.21 of the Coyote Disclosure Schedule.

Section 3.22 Assets. The Coyote Entities have good and marketable title to, or valid leasehold interests in, all the material tangible properties and assets used by the Coyote Entities in the operation and conduct of their respective businesses, located on Owned Real Property or shown on the Latest Balance Sheet (except for properties and assets sold or disposed of in the ordinary course of business since the date of the Latest Balance Sheet) or acquired thereafter (the “Tangible Assets”), free and clear of all Liens, other than Permitted Liens. The Tangible Assets are in good operating condition (normal wear and tear excepted), and are fit in all material respects for use for their intended purpose in the ordinary course of business.

Section 3.23 Insurance. Section 3.23 of the Coyote Disclosure Schedule sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, fiduciary liability and other casualty and property insurance maintained by Coyote or its Affiliates and relating to business of the Coyote Entities, (collectively, the “Insurance Policies”), all of which are in full force and effect in all material respects. Each of the Coyote Entities is in material compliance with all Insurance Policies. There are no claims pending under any such Insurance Policies as to which coverage has been denied or disputed or in respect of which there is an outstanding reservation of rights. All premiums due on such Insurance Policies as of the date hereof have been paid. All such Insurance Policies (x) are in full force and effect and enforceable in accordance with their terms and (y) have not been subject to any lapse in coverage in the past three (3) years. None of the Coyote Entities is in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any such Insurance Policies. The Insurance Policies are of the type and in the amounts customarily carried by Persons conducting a business similar to the businesses of the Coyote Entities and are sufficient for compliance with all applicable Laws and Contracts to which any Coyote Entity is a party or by which it is bound. Except as disclosed in Section 3.23 of the Coyote Disclosure Schedule, to Coyote’s Knowledge, all of the Insurance Policies will be continued in full force and effect up to and including the Closing Date. Except as disclosed in Section 3.23 of the Coyote Disclosure Schedule, since January 1, 2020, no insurer has denied the coverage of, or has delivered a notice of material limitation of coverage or a notice that a defense will be afforded with reservation of rights with respect to, any claim under any Insurance Policy of Coyote, and except as disclosed in Section 3.23, no insurer has provided any notice of cancellation or any other indication. To Coyote’s Knowledge, no insurer plans to cancel any Insurance Policy of Coyote or materially raise the premiums or materially alter the coverage under any Insurance Policy of Coyote in a manner materially adverse to Coyote.

Section 3.24 Affiliate Transactions. Except as set forth on Section 3.24 of the Coyote Disclosure Schedule, and excluding Contracts governing employment relationships, compensation, benefits, travel advances and employee loans entered into in the ordinary course of business and Contracts governing such Related Party’s equity ownership of any Coyote Entity, no Related Party (a) is a party to any Contract with any Coyote Entity, (b) to Coyote’s Knowledge, has a direct financial interest in, or is an officer or director of, any significant competitor, supplier, licensor, distributor, lessor, independent contractor or customer of Coyote or any of its Subsidiaries (it being agreed, however, that the passive ownership of securities listed on any national securities exchange representing no more than five (5) percent of the outstanding voting power of any Person shall not be deemed to be a “financial interest” in any such Person), (c) to Coyote’s Knowledge, has any material interest in any property, asset or right used by any Coyote Entity or necessary for their respective businesses (other than an indirect and passive interest), (d) has outstanding any Indebtedness in excess of $100,000 owed to any Coyote Entity or (e) has received funds in excess of $100,000 directly from any Coyote Entity since the date of the Latest Balance Sheet, or is the obligee or beneficiary of any liability of any Coyote Entity in excess of $100,000, in each case, except for employment-related compensation or liabilities therefor received or payable in the ordinary course of business.

Section 3.25 Healthcare and Compliance.

(a) Without limiting any other representation or warranty herein, each Coyote Entity is, and at all times during the preceding three (3) years has been, in compliance in all material respects with all applicable Laws, including, without limitation, the following, each as amended from time to time:

(i) the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b) (known as the “Anti-Kickback Statute”), or any applicable state anti-kickback Law;

(ii) the Federal False Claims Act, 31 U.S.C. § 3729 et seq., or any applicable state false claim or fraud Law;

(iii) the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a;

(iv) the Administrative False Claims Law, 42 U.S.C. § 1320a-7b(a); and

(v) all Laws governing participation in all “federal health care programs” as defined in Section 1128B(f) of the Social Security Act, as amended (“Federal Health Care Programs”), when applicable.

(b) Without limiting the foregoing, during the preceding three (3) years, no Coyote Entity has engaged in any activities which are prohibited under 42 U.S.C. §§ 1320a-7, 1320a-7a, 1320a-7b, 1395nn, and 1396b, 31 U.S.C. § 3729-3733, and the federal TRICARE statute (or other federal or state statutes related to false or fraudulent claims) or the regulations promulgated thereunder pursuant to such statutes, or related state or local statutes or regulations, including, without limitation, the following:

(i) knowingly and willfully making or causing to be made a false statement or representation of a fact in any application for any benefit or payment;

(ii) knowingly and willfully making or causing to be made any false statement or representation of a fact for use in determining rights to any benefit or payment; and

(iii) knowingly and willfully soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind or offering to pay or receive such remuneration:

(A) in return for referring an individual for the furnishing or arranging for the furnishing of any item or service for which payment might be made in whole or in part by any Federal Health Care Program, or

(B) in return for purchasing, leasing, or ordering or arrangement for or recommending, purchasing, leasing, or ordering any good, facility, service or item for which payment might be made in whole or in part by any Federal Health Care Program.

(c) During the preceding three (3) years, no Coyote Entity or any of their respective current or former directors, officers, partners, managers or employees, or, to Coyote’s Knowledge, contractors has:

(i) had any civil monetary penalty assessed against it under Section 1128A of the Social Security Act, as amended, or any regulations promulgated thereunder;

(ii) been (a) excluded from participation under any Federal Health Care Program, (b) debarred, suspended, proposed for debarment, declared ineligible, or voluntarily excluded by any Governmental Authority, including, without limitation, any federal department or agency, or (c) subject to an actual or, to Coyote’s Knowledge, pending final adverse action, as that term is defined in 42 U.S.C. § 1320a-7e(g); or

(iii) been convicted of any of the categories of offenses described in Section 1128(a) and (b)(1), (2) and (3) of the Social Security Act, as amended, or any regulations promulgated thereunder.

(d) During the preceding three (3) years, each employee of any Coyote Entity required to be licensed by an applicable Governmental Authority, professional body and/or medical body has had such licenses, such licenses are and were in full force and effect, and to Coyote’s Knowledge, there are no facts or circumstances that would reasonably be expected to result in any such licenses being suspended, revoked or otherwise lapse prematurely.

Section 3.26 Information Technology; Information Security and Data Matters.

(a) Compliance with Information Security and Data Privacy Laws. The Coyote Entities maintain and enforce commercially reasonable policies and procedures regarding cybersecurity, data privacy, data protection and security. The Coyote Entities are, and have been for the past three (3) years in compliance, in all material respects, with (i) all applicable Laws, (ii) their own published or binding internal policies, (iii) the Payment Card Industry Data Security Standard, to the extent applicable, and (iv) Contracts any coyote Entity has entered into or are otherwise bound, in each case of (i) through (iv) to the extent governing or relating to data privacy, data security, or the use and processing of Personal Information and applicable to any Coyote Entity (collectively, “Data Security Requirements”).

(b) Information Security and Data Privacy Complaints and Investigations. No Proceeding is pending or threatened in writing, and in the past three (3) years, there have been no Proceedings brought, or threatened in writing, against any Coyote Entity alleging a material violation of any Data Security Requirement. In the past three (3) years, there have been (i) no notices issued by or on behalf of any Coyote Entity to any Governmental Authority or any other Person, and (ii) to Coyote’s Knowledge, no circumstance requiring any Coyote Entity to notify a Governmental Authority or any other Person, in each case, in respect of any Security Incident or actual or alleged violation of any Data Security Requirements.

(c) Sufficiency of IT Assets; Security Breaches and Unauthorized Access. The Coyote Entities have taken commercially reasonable actions to protect the confidentiality, integrity and security of each Coyote Entity’s IT Assets against any unauthorized use or access. The IT Assets are sufficient in all material respects for the conduct of the business of the Coyote Entities as currently conducted. The Coyote Entities have taken commercially reasonable measures, consistent with current industry standards for similarly sized and situated companies, designed (i) to preserve and maintain the performance, security, confidentiality and integrity of the IT Assets (and all material data or other information or transactions stored or contained therein or processed or transmitted thereby) in all material respects against any unauthorized use, access, interruption, modification or corruption, and (ii) to ensure that all IT Assets are (A) functional and operate and run in a reasonable and efficient business manner in all material respects, and (B) free from any material virus, malware or material programming, design or documentation error or corruption or material defect. In the past three (3) years, there have been no material failures, breakdowns or continued substandard performance of any IT Assets that have caused the material disruption or material interruption in the operation of the business of any Coyote Entity that have not been remedied in all material respects. The Coyote Entities have implemented, maintained and tested commercially reasonable disaster recovery procedures and facilities for their businesses. To Coyote’s Knowledge, during the past three (3) years, there have been no material breaches of any Coyote Entity’s IT Assets, including any material unauthorized access to, acquisition of, disclosure of, or loss of data possessed or controlled (including any Personal Information) by such Coyote Entity, including, through any third party vendors (“Security Incident”), and no Coyote Entity has received within the past three (3) years any written notices or complaints from any Person with respect thereto.

(d) Effect of the Transaction on Personal Information. Neither (i) the execution, delivery, or performance of this Agreement and the other Transaction Agreements by the Coyote Entities or (ii) the consummation of any of the transactions contemplated hereby or thereby, will result in any material breach or violation of any internal privacy policy of any Coyote Entity or any Data Security Requirements. Upon the Closing, New Pubco and its Subsidiaries will continue to have the right to use such Personal Information on substantially similar terms and conditions as the Coyote Entities’ enjoyed immediately prior to the Closing.

Section 3.27 Roadrunner Common Stock. Except as set forth on Section 3.27 of the Coyote Disclosure Schedule, none of Coyote or, to Coyote’s Knowledge, any of its Affiliates beneficially owns (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) any Roadrunner Common Stock.

Section 3.28 Information Supplied. None of the information supplied by any Coyote Entity for inclusion in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, including any prospectus contained therein and including any information incorporated by reference therein, or (ii) the Proxy Statement will, at the date it is first mailed to the stockholders of Roadrunner or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.29 Customers and Suppliers. Section 3.29 of the Coyote Disclosure Schedule sets forth (a) a list of the top thirty (30) customers of the Coyote Entities (on a consolidated basis) (by volume of sales to such customers) (collectively, the “Material Customers”) and (b) a list of the top ten (10) suppliers of the Coyote Entities (on a consolidated basis) (by volume of purchases from such suppliers) (collectively, the “Material Suppliers”), for the fiscal year ended December 31, 2020 and the nine-month period ended on the date of the Latest Balance Sheet. Neither any

Coyote Entity has received any written, or to Coyote’s Knowledge, oral notice from any Material Customer to the effect that any such Material Customer will stop, decrease the rate of or change the terms (whether related to payment, price or otherwise) with respect to, buying goods, products or services from any Coyote Entity (whether as a result of the consummation of the transactions contemplated hereby or otherwise). No Coyote Entity has received any written, or to Coyote’s Knowledge, oral notice from any Material Supplier to the effect that any such Material Supplier will stop, decrease the rate of or change the terms (whether related to payment, price or otherwise) with respect to, supplying materials, products or services to any Coyote Entity (whether as a result of the consummation of the transactions contemplated hereby or otherwise). Except as set forth on Section 3.29 of the Coyote Disclosure Schedule, there are no material claims for indemnification, contribution, reimbursement or subrogation by or against any Coyote Entity with respect to any Material Customer or Material Supplier.

Section 3.30 Certain Business Practices; OFAC.

(a) Neither Coyote nor any of its Subsidiaries nor any director, officer, or employee, nor (to Coyote’s Knowledge) any agent of Coyote or any of its Subsidiaries at the direction of or on behalf of Coyote or any of its Subsidiaries has directly or indirectly (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or for the business of Coyote or any of its Subsidiaries, (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 (the “FCPA”), (c) made any other unlawful payment under or otherwise violated any applicable Law relating to anti-corruption, bribery, or similar matters (including the FCPA) or (d) otherwise participated in illegal activities.

(b) Coyote, its Subsidiaries any of their respective directors, officers, or employees, and (to Coyote’s Knowledge) any agent or other representative acting for or on behalf of Coyote or any of its Subsidiaries (i) are currently and, during the past five (5) years, have been in full compliance with all Patriot Act Related Laws and Trade Controls (defined below), (ii) are not and have never been or, during the past five (5) years, been engaging with a Person or other entity: (A) that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (B) owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (C) with whom a party is prohibited from dealing or otherwise engaging in any transaction by any anti-money laundering Law; (D) who commits, threatens or conspires to commit or support “terrorism” as defined in the Executive Order; (E) that is the subject or target of sanctions or restrictions under Trade Controls, including (x) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted party list, including the List of Specially Designated Nationals and Blocked Persons, published by the U.S. Department of the Treasury, Office of Foreign Assets Control; (y) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (x); or (z) any Person that is located, organized, or resident in or a national of a country or region (or government thereof) that is, or has been in the last five years, the subject or target of a comprehensive embargo under Trade Controls (including Cuba, Iran, North Korea, Sudan, Syria, Venezuela, and the Crimea region of Ukraine); or (F) who is an affiliate of a person or entity listed above.

Section 3.31 No Additional Representations.

(a) Except for the representations and warranties made by Coyote in this ARTICLE III and the Sellers in ARTICLE IV or in any certificate delivered by or on behalf of any Coyote Entity hereunder, neither the Coyote Entities nor any other Person makes, and each other Party hereby agrees that it is not relying upon and has not relied upon, any express or implied representation or warranty (including as to the accuracy or completeness of any such representation or warranty) with respect to the Coyote Entities or their business, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Coyote Entities hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Coyote Entities nor any other Person makes or has made any representation or warranty to Roadrunner or any of its Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to any Coyote Entity or their respective businesses or (ii) except for the representations and warranties made by Coyote in this ARTICLE III and the Sellers in ARTICLE IV, any oral or written information presented to Roadrunner or any of its Affiliates or representatives in the course of their due diligence investigation of the Coyote Entities, the negotiation of this Agreement, the other Transaction Agreements or in the course of the transactions contemplated hereby.

(b) Coyote acknowledges and agrees that, (i) except for the representations and warranties expressly made by Roadrunner in ARTICLE V and in any certificate delivered by or on behalf of Roadrunner hereunder, neither Roadrunner nor any other Person makes any express or implied representation or warranty, at law or in equity, with respect to any matter, including with respect to Roadrunner, the Roadrunner Subsidiaries or theirrespective businesses, assets, liabilities, operations, conditions or prospects and including with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed, (ii) no Person has been authorized by Roadrunner or any of the Roadrunner Subsidiaries to make any representation or warranty on its behalf and any such purported representation or warranty cannot be relied upon in any manner.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as set forth in the applicable section or sections of the Coyote Disclosure Schedule, each Seller represents and warrants to Roadrunner as follows:

Section 4.01 Organization. Such Seller is a limited partnership duly organized, validly existing and in good standing under the Laws of the state of Delaware. Such Seller has all requisite limited partnership power and authority to enable it to own, lease and operate its properties, to carry on its business in all material respects as conducted on the date hereof and to execute, deliver and perform its obligations under this Agreement and the other Transaction Agreements to which it is or will be a party and to consummate the transactions contemplated hereunder and thereunder. Such Seller is duly qualified or registered as a foreign limited partnership to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except, in each case, where the failure to be so duly qualified or registered has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. True, correct and complete copies of the certificate of limited partnership and the limited partnership agreement of such Seller, each as amended to date have been made available to Roadrunner. Such Seller is not in violation of its certificate of formation or limited partnership agreement. Such Seller is a newly formed entity that has been formed solely for the purposes of engaging in the Transactions, and, prior to the Effective Time, will not have engaged in any other business activities and will not have incurred any liabilities or obligations other than as expressly contemplated by this Agreement or any other Transaction Agreements.

Section 4.02 Subsidiaries; Equity Interests.

(a) Section 4.02(a) of the Coyote Disclosure Schedule sets forth a true, correct and complete list of all Subsidiaries of such Seller as of the date hereof and after giving effect to the Coyote Reorganization (in each case, other than Coyote and its Subsidiaries set forth in Section 3.02(a) of the Coyote Disclosure Schedule), listing for each such Subsidiary its name, the type of entity, the jurisdiction of its incorporation or formation, its authorized capital stock or equivalent, if applicable, the number and type of its issued and outstanding shares of capital stock, membership interests or similar ownership interests, the ownership of such shares, membership interests or similar ownership interests and its current officers and directors. Following the Coyote Reorganization, the information contained on Section 4.02(a) of the Coyote Disclosure Schedule shall remain true and complete, other than changes in the ownership of the Subsidiaries of such Seller as a result of the Coyote Reorganization. True, correct and complete copies of the organizational documents, each as amended to date, of each Subsidiary of such Seller have been made available to Roadrunner.

(b) Each Subsidiary of such Seller required to be set forth on Section 4.02(a) of the Coyote Disclosure Schedule (i) is, or on formation will be, a corporation, limited partnership or limited liability company, as applicable, duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation, (ii) has, or on formation will have, all requisite power and authority to enable it to own, lease and operate its properties and to carry on its business in all material respects as conducted on the date hereof and (iii) is, or on formation will be, duly qualified or registered as a foreign corporation, limited partnership or limited liability company, as applicable, to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure to be so duly qualified or registered has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) All of the outstanding shares of capital stock, membership interests and/or other similar ownership interests of each Subsidiary of such Seller required to be set forth on Section 4.02(a) of the Coyote Disclosure Schedule (“Seller Subsidiary Equity Interests”) are or will be, following the Coyote Reorganization, owned, directly or indirectly, by such Seller, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock, membership interests and/or other similar ownership interests) other than limitations or restrictions on transfer arising under applicable securities Laws. There are no (i) outstanding securities of such Seller or any of its Subsidiaries that are convertible into or exchangeable for such Seller’s Seller Subsidiary Equity Interests, (ii) options, warrants, calls, subscriptions or other rights or arrangements to acquire any of such Seller’s Seller Subsidiary Equity Interests from such Seller or any of its Subsidiaries or (iii) other obligations or commitments of such Seller or any of its Subsidiaries to issue or allot such Seller’s Seller Subsidiary Equity Interests. There are no outstanding obligations of such Seller or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of such Seller’s Seller Subsidiary Equity Interests. There are no statutory or contractual equityholder preemptive or similar rights, rights of first refusal or registration rights with respect to any of such Seller’s Seller Subsidiary Equity Interests. No Subsidiary of such Seller has any liability for, or obligation with respect to, the payment of dividends, distributions or similar participation interests, whether or not declared or accumulated, and there are no restrictions of any kind, other than under applicable Law, which prevent the payment of the foregoing by any Subsidiary of such Seller.

(d) Blocker Parent (i) is a newly formed special purpose vehicle that has held, during and following the Coyote Reorganization, directly or indirectly, through other special purpose vehicles including New Mountain Partners V(AIV-D), L.P. (“NMC AIV”), cash, equity interests in Coyote and its Subsidiaries and any assets that have been distributed by Coyote and such other special purpose vehicles, and, prior to the Coyote Reorganization, has held no assets other than cash, (ii) will have incurred no liabilities or obligations other than Taxes incurred solely in respect of entities in which Blocker Parent directly or indirectly holds an equity interest following and during the Coyote Reorganization or liabilities that are incident to the formation, existence and maintenance of Blocker Parent, and (iii) will not have engaged in any business activities.

(e) NMC Blocker (i) is a special purpose vehicle that has solely held, directly or indirectly, through other special purpose vehicles including NMC AIV, cash, equity interests in Coyote and its Subsidiaries and any assets that have been distributed by Coyote and such other special purpose vehicles to NMC Blocker, (ii) prior to the Contribution, will have incurred no liabilities or obligations other than Taxes incurred solely in respect of equity interests directly or indirectly held by NMC Blocker in Coyote and its Subsidiaries (or such special purpose vehicles mentioned in clause (i) of this Section 4.02(e)), liabilities as set forth on Section 4.02(e) of the Coyote Disclosure Schedule or liabilities that are incident to the formation, existence and maintenance of NMC Blocker, and (iii) will not have engaged in any business activities.

Section 4.03 Authority; Execution and Delivery, Enforceability. Such Seller has all requisite limited partnership power and authority to execute and deliver this Agreement and each of the other Transaction Agreements to which it is, or is specified to be, a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by such Seller of this Agreement and the other Transaction Agreements to which it is, or is specified to be a party, and the consummation by such Seller of the transactions contemplated hereby and thereby have been duly authorized by all necessary limited partnership action on the part of such Seller, and no other limited partnership action on the part of such Seller is necessary to authorize the execution and delivery of this Agreement or the Transaction Agreements or to consummate the Transactions and the other transactions contemplated hereby. Such Seller has duly executed and delivered this Agreement, and, prior to or as of the Closing, will have duly executed and delivered each other agreement and instrument contemplated hereby to which it is, or is specified to be, a party, and (assuming the due authorization, execution and delivery by the Parties other than such Seller) this Agreement constitutes, and each other agreement and instrument contemplated hereby to which it is, or is specified to be, a party will after the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a proceeding at Law or in equity.

Section 4.04 No Conflicts; Consents; Governmental Authorizations.

(a) Except (x) as set forth in Section 4.04(a) of the Coyote Disclosure Schedule, (y) as may result or be required solely by reason of Roadrunner’s, New Pubco’s or the Merger Subs’ participation in the transactions contemplated hereby or in the other Transaction Agreements or (z) solely with respect to the succeeding clauses (B), (C) and (D), as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the execution and delivery by such Seller of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by such Seller of the transactions contemplated hereby and thereby, will not (A) contravene, conflict with or result in any violation or breach of any provision of the certificate of formation or limited partnership agreement of such Seller, (B) contravene, conflict with or result in a violation or breach of any applicable Law or Order by which such Seller or any of its assets, properties or Subsidiaries is bound, (C) (i) require any consent or approval under, (ii) result in any breach of or any loss of any benefit under, (iii) constitute a change of control or default (or an event which, with notice or lapse of time or both, would become a default) under, or (iv) give to others any right of termination, vesting, amendment, acceleration or cancellation of any right or obligation under, any Contract or Permit or (D) result in the creation of a Lien (other than a Permitted Lien) on any property or asset of such Seller or any of its Subsidiaries.

(b) Except as set forth in Section 4.04(b) of the Coyote Disclosure Schedule and based on the statements and related information provided by Roadrunner, its Affiliates or their respective Representatives the accuracy of which has not been independently verified or confirmed by Seller or its Representatives, no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority will be required to be obtained or made by such Seller in connection with the due execution, delivery and performance by such Seller of this Agreement and the consummation by such Seller of the transactions contemplated hereby, except for those the failure of which to make or obtain would not, individually or in the aggregate, adversely affect such Seller in any material respect or result in a material adverse effect on such Seller’s ability to consummate the transactions contemplated hereby.

Section 4.05 Capital Structure. As of immediately prior to the Contribution, such Seller will own of record and beneficially, and have good and marketable title to, and rightful possession of, all of the limited liability company interests of Blocker Parent (“Blocker Parent LLC Interests”), free and clear of any Liens other than restrictions on transfer arising under applicable federal and state securities Laws. As of immediately prior to the Contribution, there will not be any (i) issued or outstanding equity securities or interests of Blocker Parent other than the Blocker Parent LLC Interests or (ii) options, warrants, calls, subscriptions or other rights, agreements, arrangements or commitments of any character to which such Seller, Blocker Parent or any of their respective Subsidiaries is a party or by which such Seller, Blocker Parent or any of their respective Subsidiaries is bound obligating Blocker Parent to issue or sell or transfer any capital stock of, equity interest in, or equity security of, Blocker Parent. As of immediately prior to the Contribution, there will be no outstanding obligations of Blocker Parent to repurchase, redeem or otherwise acquire any shares of capital stock of Blocker Parent or to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person. There will be no statutory or contractual stockholder preemptive or similar rights, rights of first refusal or registration rights with respect to the Blocker Parent LLC Interests. Blocker Parent will have no liability for, or obligation with respect to, the payment of dividends, distributions or similar participation interests, whether or not declared or accumulated, and there are no restrictions of any kind that prevent the payment of the foregoing by Blocker Parent. Such Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of Blocker Parent LLC Interests.

Section 4.06 Brokers and Other Fees. Except as set forth on Section 4.06 of the Coyote Disclosure Schedule, there is no investment banker, broker, finder or other similar intermediary that has been retained by or is authorized to act on behalf of such Seller or its Subsidiaries who is entitled to any fee or commission in connection with the transactions contemplated by this Agreement or any other concurrent or similar transaction process. Following payment of all fees, commissions or like payments to any Person listed on Section 4.06 of the Coyote Disclosure Schedule payable as of the Closing, none of New Pubco or any of its Subsidiaries (including, without limitation, Blocker Parent and Coyote) will have any obligation of any kind with respect to the matters or agreements listed on Section 4.06 of the Coyote Disclosure Schedule.

Section 4.07 Investment Representations. Sellers:

(a) agree that they shall acquire the shares of New Pubco Common Stock issued to them pursuant to this Agreement (the “Securities”) for investment and for their own account and not as a nominee or agent for any other Person and with no present intention of distributing or reselling such New Pubco Common Stock or any part thereof in any transactions that would be in violation of the Securities Act or any state securities or “blue-sky” Laws;

(b) understand (i) that the Securities have not been registered for sale under the Securities Act or any state securities or “blue-sky” Laws in reliance upon exemptions therefrom, which exemptions depend upon, among other things, the bona fide nature of the investment intent of Coyote as expressed herein, (ii) that the Securities must be held indefinitely and not sold until such Securities are registered under the Securities Act and any applicable state securities or “blue-sky” Laws, unless an exemption from such registration is available, (iii) that, except as provided in the Registration Rights Agreement, New Pubco is under no obligation to so register the Securities and (iv) that the certificates evidencing any Securities not so registered will be imprinted with a legend in the form set forth in the Registration Rights Agreement;

(c) have had the opportunity to read and review the Roadrunner SEC Reports;

(d) have had an opportunity to ask questions of and has received satisfactory answers from the officers of Roadrunner or New Pubco or Persons acting on behalf of Roadrunner or New Pubco concerning New Pubco and Roadrunner and the terms and conditions of an investment in the Securities;

(e) are aware of Roadrunner’s and New Pubco’s business affairs and financial condition and has acquired sufficient information about New Pubco to reach an informed and knowledgeable decision to acquire the Securities to be issued to Coyote;

(f) understand that an investment in the Securities involves a substantial degree of risk and acknowledges that no representation has been made regarding the future performance of New Pubco or Roadrunner or the future market value of the Securities; and

(g) have such knowledge and experience in financial and business matters, knows of the high degree of risk associated with investments generally, are capable of evaluating the merits and risks of acquiring and holding the Securities, are able to bear the economic risk of an investment therein in the amount contemplated and can afford to suffer a complete loss of their investment in the Securities acquired by Coyote.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ROADRUNNER

Except as set forth in (i) the Roadrunner SEC Reports (but excluding any risk factor disclosures contained under the heading “Risk Factors” (other than any factual information contained therein), any disclosure of risks explicitly included in any “forward-looking statements” disclaimer and any other disclosures included therein to the extent they are cautionary, predictive or forward-looking in nature (other than any factual information contained therein)) or (ii) the disclosure schedule delivered by Roadrunner to Coyote prior to the execution of this Agreement (the “Roadrunner Disclosure Schedule”), Roadrunner represents and warrants to Coyote and each Seller as follows:

Section 5.01 Organization. Each of Roadrunner, New Pubco and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware and has all requisite corporate power and authority to enable it to own, lease and operate its properties and to carry on its business in all material respects as conducted on the date hereof and to execute, deliver and perform its obligations under this Agreement and the other Transaction Agreements to which it is or will be a party and to consummate the transactions contemplated hereunder and thereunder. Each of Roadrunner, New Pubco and Merger Sub is duly qualified or registered as a foreign company to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration has not had and would not reasonably be expected to have, individually or in the aggregate, a Roadrunner Material Adverse Effect. True, correct and complete copies of the certificate of incorporation and bylaws, each as amended to date, of Roadrunner, New Pubco and Merger Sub have been made available to Coyote. None of Roadrunner, New Pubco or Merger Sub is in violation of its certificate of incorporation or bylaws.

Section 5.02 New Pubco and Merger Sub.

(a) Since their respective dates of incorporation or formation, as applicable, neither New Pubco nor Merger Sub has carried on any business or conducted any operations other than the execution of this Agreement and any other Transaction Agreement to which it a party, the performance of its obligations hereunder or thereunder and matters ancillary thereto.

(b) At the Effective Time and upon the filing of the New Pubco Charter with the Delaware Secretary of State, (i) the authorized capital stock of New Pubco will consist of 500,000,000 shares of New Pubco Common Stock and 5,000,000 shares of New Pubco Preferred Stock, (ii) the numbers of shares of New Pubco Common Stock (A) issued and outstanding, (B) reserved for issuance in respect of outstanding stock options, restricted stock units or other awards or pursuant to plans of New Pubco under which any outstanding award, grant or other form of compensation issuable in the form of, or based in whole or in part of the value of, New Pubco Common Stock has been conferred on any Person and (C) held by New Pubco in its treasury will be identical to the numbers of shares of Roadrunner Common Stock issued and outstanding, reserved for issuance and held in treasury, respectively, as set forth in clause (i) of the second sentence of Section 5.04(a), and (iii) no shares of New Pubco Preferred Stock shall be issued and outstanding. All of the outstanding shares of New Pubco Common Stock are, and when shares of New Pubco Common Stock are issued in connection with the Merger and the Contribution such shares will be, duly authorized, validly issued, fully paid and non-assessable, and the issuance thereof is not subject to any preemptive or other similar right. From its incorporation until immediately prior to the Effective Time, all of the issued capital stock of New Pubco has been owned and held solely by Roadrunner. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, $0.01 par value per share, 1,000 of which have been validly issued, are fully paid and non-assessable and are owned directly by New Pubco free and clear of any Lien other than limitations of restrictions on transfer arising under applicable securities Laws. Assuming the accuracy of the representations made by Coyote in ARTICLE III and the Sellers in ARTICLE IV, the offer and issuance by New Pubco of the New Pubco Common Stock to be issued as the Consideration will be exempt from registration under the Securities Act.

Section 5.03 Subsidiaries.

(a) As of the date of this Agreement, New Pubco, Merger Sub and the entities set forth in Section 5.03(a) of the Roadrunner Disclosure Schedule constitute all of the Subsidiaries of Roadrunner (each, a “Roadrunner Subsidiary”). Each Roadrunner Subsidiary (i) is a corporation, limited partnership or limited liability company, as applicable, duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation, (ii) has all requisite power and authority to enable it to own, lease and operate its properties and to carry on its business in all material respects as conducted on the date hereof and (iii) is duly qualified or registered as a foreign corporation, limited partnership or limited liability company, as applicable, to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure to be so duly qualified or registered has not had and would not reasonably be expected to have, individually or in the aggregate, a Roadrunner Material Adverse Effect.

(b) All of the outstanding shares of capital stock, membership interests and/or other similar ownership interests of each Roadrunner Subsidiary (“Roadrunner Subsidiary Equity Interests”) are duly authorized, validly issued and, to the extent applicable, fully paid and non-assessable and are owned, directly or indirectly, by Roadrunner, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock, membership interests and/or other similar ownership interests) other than limitations or restrictions on transfer arising under applicable securities Laws. There are no (i) outstanding securities of any Roadrunner Subsidiary that are convertible into or exchangeable for Roadrunner Subsidiary Equity Interests, (ii) options, warrants, calls, subscriptions, restricted shares, restricted share units, phantom equity, stock appreciation rights, equity-based compensation or other rights or arrangements to acquire any Roadrunner Subsidiary Equity Interests from any Roadrunner Subsidiary or giving to any Person any participation right in the revenue or profits of Roadrunner or requiring any payment based upon the value of any equity security or (iii) other obligations or commitments of any Roadrunner Subsidiary to issue or allot Roadrunner Subsidiary Equity Interests. There are no outstanding obligations of any Roadrunner Subsidiary to repurchase, redeem or otherwise acquire any Roadrunner Subsidiary Equity Interests. There are no statutory or contractual equityholder preemptive or similar rights, rights of first refusal or registration rights with respect to any Roadrunner Subsidiary Equity Interests. No Roadrunner Subsidiary has any liability for, or obligation with respect to, the payment of dividends, distributions or similar participation interests, whether or not declared or accumulated, and there are no restrictions of any kind, other than under applicable Law or the Roadrunner Existing Credit Facility, which prevent the payment of the foregoing by any Roadrunner Subsidiary.

Section 5.04 Capital Structure.

(a) The authorized capital stock of Roadrunner consists of 500,000,000 shares of Roadrunner Common Stock and 5,000,000 shares of Roadrunner Preferred Stock. As of December 31, 2021 (i) (A) 278,226,242 shares of Roadrunner Common Stock were issued and outstanding (excluding, for the avoidance of doubt, shares held in treasury), (B) 12,875,730 shares of Roadrunner Common Stock were reserved for issuance in respect of outstanding stock options, restricted stock units or other equity awards that have been conferred on any Person (assuming achievement of maximum performance for purposes of performance-based restricted stock units), (C) 11,300,381 shares of Roadrunner Common Stock were available for issuance pursuant to the Roadrunner Equity Incentive Plan, and (D) 20,094,686 shares of Roadrunner Common Stock are held by Roadrunner in its treasury, (ii) no shares of Roadrunner Preferred Stock were issued and outstanding and (iii) other than as set forth in the foregoing clauses (i) and (ii) and issuances after December 31, 2021 in respect of, or pursuant to, the stock options or restricted stock units, awards or plans described in item (B) of the foregoing clause (i), no other shares of capital stock of Roadrunner are issued or outstanding. All outstanding shares of Roadrunner Common Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights and were issued in compliance with applicable securities Laws. The information provided by Roadrunner to Coyote with respect to the exercise price of outstanding stock options was accurate in all material respects as of December 31, 2021.

(b) Except (i) for this Agreement, (ii) for agreements entered into and securities and other instruments issued after the date hereof in compliance with Section 6.02 or pursuant to any Roadrunner Benefit Plans, (iii) as set forth in Section 5.04(a) or (iv) as set forth in Section 5.04(b) of the Roadrunner Disclosure Schedule, (A) there are no options, warrants, convertible securities, stock appreciation rights, phantom stock or other securities, rights, agreements, arrangements or commitments of any character obligating Roadrunner to issue, sell or transfer any shares of capital stock or any other equity interest or voting security of or in Roadrunner or any of its Subsidiaries or, to the Knowledge of Roadrunner, relating to the capital stock or any other equity interest or voting security of or in Roadrunner or any of its Subsidiaries and (B) there are no outstanding contractual obligations or other arrangements or commitments of Roadrunner to issue, grant, extend or enter into, or make any payments based on the price or value of, or pay any dividends in respect of, any Roadrunner capital stock or any such options, warrants, convertible securities, stock appreciation rights, phantom stock or other securities, rights, agreements, arrangements or commitments referred to in the foregoing clause (A) or to repurchase, redeem or otherwise acquire any capital stock of Roadrunner or its Subsidiaries or to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person (which is not a Roadrunner Subsidiary).

Section 5.05 Authority; Execution and Delivery; Enforceability.

(a) Each of Roadrunner, New Pubco and Merger Sub has all requisite power and authority to execute and deliver this Agreement and each of the other Transaction Agreements to which it is, or is specified to be, a party and to consummate the transactions contemplated hereby and thereby, subject to obtaining the approval of the issuance of New Pubco Common Stock comprising the Consideration (the “Stock Issuance”) by the holders of a majority of the shares of Roadrunner Common Stock represented in person or by proxy at a meeting duly called and held for such purpose (the “Requisite Vote”). The execution and delivery by each of Roadrunner, New Pubco and Merger Sub of this Agreement and each of the other Transaction Agreements to which it is, or is specified to be, a party, and the consummation by Roadrunner, New Pubco and Merger Sub of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of each of Roadrunner, New Pubco and Merger Sub. Each of Roadrunner, New Pubco and Merger Sub has duly executed and delivered this Agreement and, prior to or as of the Closing, will have duly executed and delivered each other agreement and instrument contemplated hereby to which it is, or is specified to be, a party, and (assuming the due authorization, execution and delivery by the parties other than Roadrunner, New Pubco and Merger Sub) this Agreement constitutes, and each other agreement and instrument contemplated hereby to which Roadrunner, New Pubco and Merger Sub is, or is specified to be, a party will after the Closing constitute, the legal, valid and binding obligation of Roadrunner, New Pubco and Merger Sub, as applicable, enforceable against each of Roadrunner, New Pubco and Merger Sub in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a Proceeding at Law or in equity. The shares of New Pubco Common Stock comprising the Consideration have been duly authorized and, when issued pursuant to this Agreement, will be validly issued, fully paid and non-assessable, and no stockholder of Roadrunner or New Pubco will have any preemptive right of subscription or purchase in respect thereof (except for any such rights that have been waived by the applicable stockholder). As of the date of this Agreement, the Board of Directors of Roadrunner has (x) (i) unanimously determined that the Transactions are fair to, and in the best interests of, Roadrunner and its stockholders, (ii) approved the Transactions, including the Stock Issuance, (iii) approved and declared advisable this Agreement and (iv) resolved to recommend the Stock Issuance to the holders of shares of Roadrunner Common Stock (the “Recommendation”), and directed that the Stock Issuance be submitted to the holders of shares of Roadrunner Common Stock for their approval.

(b) The Board of Directors of New Pubco unanimously adopted resolutions rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Sellers and their Affiliates (including New Mountain Capital, L.L.C. and its Affiliates) which resolutions have not been, and will not be, rescinded, modified or withdrawn in any way.

Section 5.06 No Conflicts; Consents; Governmental Authorizations.

(a) Except (x) as set forth in Section 5.06(a) of the Roadrunner Disclosure Schedule, (y) as may result or be required solely by reason of Coyote’s or either Seller’s participation in the transactions contemplated hereby or in the other Transaction Agreements or (z) solely with respect to the succeeding clauses (B), (C) and (D), as would not have or reasonably be expected to have, individually or in the aggregate, a Roadrunner Material Adverse Effect, the execution and delivery by each of Roadrunner, New Pubco and Merger Sub of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by each of Roadrunner, New Pubco and Merger Sub of the transactions contemplated hereby and thereby, will not (A) contravene, conflict with or result in any violation or breach of any provision of the certificate of incorporation or bylaws of such entity, (B) contravene, conflict with or result in a violation or breach of any applicable Law or Order by which such entity or any of its assets, properties or Subsidiaries is bound, (C) (i) require any consent, approval or notice under, (ii) result in any breach of or any loss of any benefit or right under, (iii) constitute a change of control, breach or default (or an event which, with notice or lapse of time or both, would become a breach or default) under, or (iv) give to others any right of termination, vesting, amendment, acceleration or cancellation of any right or obligation under, any Contract or Permit or (D) result in the creation of a Lien (other than a Permitted Lien) on any property or asset of such entity or its Subsidiaries.

(b) Except as set forth in Section 5.06(b) of the Roadrunner Disclosure Schedule and based on the statements and related information provided by Coyote, the Sellers or their respective Affiliates or Representatives the accuracy of which has not been independently verified or confirmed by Roadrunner or its Representatives, no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority will be required to be obtained or made by Roadrunner, New Pubco or Merger Sub in connection with the due execution, delivery and performance by Roadrunner, New Pubco or Merger Sub of this Agreement and the consummation by Roadrunner, New Pubco and Merger Sub of the transactions contemplated hereby, except for those the failure of which to make or obtain would not, individually or in the aggregate, adversely affect Roadrunner, New Pubco and Merger Sub in any material respect or result in a material adverse effect on Roadrunner’s, New Pubco’s or Merger Sub’s ability to consummate the transactions contemplated hereby.

Section 5.07 Litigation. Except as set forth in Section 5.07 of the Roadrunner Disclosure Schedule, there is no Proceeding pending or, to Roadrunner’s Knowledge, threatened, by, against, or affecting Roadrunner or its Subsidiaries or any of their respective properties or assets or, to Roadrunner’s Knowledge, any manager, director or officer of Roadrunner or any of its Subsidiaries in such Person’s capacity as such, for which the maximum amount claimed or in controversy exceeds $500,000 or that otherwise, individually or in the aggregate, has had or would reasonably be expected to be material to Roadrunner and its Subsidiaries, taken as a whole, nor is there any judgment outstanding against Roadrunner or its Subsidiaries that has had or would reasonably be expected to be material to Roadrunner and its Subsidiaries, taken as a whole. None of Roadrunner or its Subsidiaries or any of their respective properties or assets is subject to any Order of a Governmental Authority or judgment of an arbitrator, whether temporary, preliminary, or permanent, which would reasonably be expected to be, individually or in the aggregate, material to Roadrunner and its Subsidiaries, taken as a whole. To Roadrunner’s Knowledge, there are no inquiries or investigations by any Governmental Authority or internal investigations pending or, to Roadrunner’s Knowledge, threatened against Roadrunner or its Subsidiaries, in each case regarding any accounting practices of Roadrunner or its Subsidiaries or any malfeasance by any officer, member, manager, employee or director of Roadrunner or its Subsidiaries.

Section 5.08 SEC Filings.

(a) Since January 1, 2020, Roadrunner has timely filed and furnished all forms, reports, statements, certifications, schedules, documents (including all exhibits and other information incorporated therein and amendments and supplements thereto) required to be filed or furnished by it with or to the SEC, including all audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of Roadrunner and its Subsidiaries on Form 10-K and unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of Roadrunner and its Subsidiaries on Form 10-Q, all of which have complied, as to form, as of their respective filing dates (or, if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment, and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively), in all material respects with all applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act and, in each case, the rules and regulations of the SEC promulgated thereunder, were prepared in accordance with GAAP (except, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Roadrunner and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly financial statements, to normal year-end audit adjustments, the absence of complete footnotes and to any other adjustments described therein, including any notes thereto, or with respect to pro-forma financial information, subject to the qualifications stated therein). None of the Roadrunner SEC Reports, including any financial statements or schedules included or incorporated by reference therein, at the time filed or furnished, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No executive officer of Roadrunner has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Roadrunner SEC Report. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff. To the Knowledge of Roadrunner, none of the Roadrunner SEC Reports is the subject of ongoing SEC review or outstanding SEC comment or investigation. As of the date hereof, none of Roadrunner’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act.

(b) Absence of Undisclosed Liabilities. Except for (a) those liabilities that are appropriately reflected or reserved for on the face of the financial statements included in the Roadrunner SEC Reports, (b) liabilities incurred in the ordinary course of business consistent with past practice (none of which resulted from a breach of contract, tort, infringement or violation of, or liability under, any Law or any Proceeding), (c) liabilities incurred pursuant to the transactions contemplated by, or expressly permitted by, this Agreement and the other Transaction Agreements and (d) liabilities that, individually or in the aggregate, would not reasonably be expected to be material to Roadrunner and its Subsidiaries (taken as a whole), none of Roadrunner or its Subsidiaries have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise). Roadrunner and its Subsidiaries do not maintain any “off-balance sheet arrangement” as defined in item 303(a)(4)(ii) of Regulation S-K promulgated under the Exchange Act.

Section 5.09 Absence of Certain Changes or Events. Except as set forth on Section 5.09 of the Roadrunner Disclosure Schedule (or reflected on other sections of the Roadrunner Disclosure Schedule as having occurred after such date), since September 30, 2021 (a) Roadrunner and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice, (b) there has not been any event, change or development that, individually or in the aggregate, has resulted in or would reasonably be expected to result in, a Roadrunner Material Adverse Effect, and (c) there has not been any action, authorization, commitment or agreement by any Coyote Entity that, if taken or made after the date hereof, would be prohibited by the second sentence of Section 6.02.

Section 5.10 Taxes.

(a) Each of New Pubco, Merger Sub, Roadrunner and the Roadrunner Subsidiaries (the “Roadrunner Entities” and each a “Roadrunner Entity”) (i) has duly and timely filed, or has caused to be duly and timely filed, all material Tax Returns required to be filed by them (taking into account any extension of time within which to file) and all such Tax Returns are complete and accurate in all material respects; (ii) has paid all material amounts of Taxes that are required to be paid (whether or not shown on any Tax Return) including those that any Roadrunner Entity was obligated to deduct or withhold from amounts owing to any employee, creditor or other third party, except, in either case, with respect to matters contested in good faith through appropriate proceedings and for which adequate reserves have been established on the Roadrunner Entities’ financial statements in accordance with GAAP; and (iii) except in the ordinary course of business, has not waived any statute of limitations with respect to a material amount of Taxes or agreed to any extension of time with respect to a material Tax assessment ordeficiency where such waiver or extension is currently in effect (in each case other than pursuant to automatic extensions to file Tax Returns).

(b) There are no material audits, examinations, investigations, deficiencies, claims or other Proceedings in respect of Taxes or Tax matters of the Roadrunner Entities pending or, to Roadrunner’s Knowledge, threatened in writing, in each case, that have not been fully resolved, and no Roadrunner Entity has received any notice of deficiency or proposed adjustment or assessment from any Governmental Authority with respect to a material amount of Taxes that has not been resolved.

(c) There are no Liens with respect to material amounts of Taxes on any of the assets or properties of any Roadrunner Entity, other than Permitted Liens described in clause (a) of the definition thereof.

(d) No Roadrunner Entity has received notice in writing of any claim made by any Governmental Authority in a jurisdiction where it does not file Tax Returns that such Roadrunner Entity is or may be subject to material taxation by that jurisdiction that has not been resolved.

(e) No Roadrunner Entity has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(f) No Roadrunner Entity has participated, or is currently participating, in a “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2).

(g) No Roadrunner Entity (i) has been a member of an affiliated, combined, consolidated, unitary or similar group (including under Code Section 1504(a)) for income Tax purposes (other than a group the common parent of which was a Roadrunner Entity), (ii) has any material liability for Taxes of any Person (other than another Roadrunner Entity) under Treasury Regulation Section 1.1502-6 (or any comparable provision of local, state or non-U.S. Law), as a transferee or successor or by operation of Law or (iii) is a party to, bound by, or has any material liability under any Tax sharing, allocation or indemnification agreement or similar arrangement pursuant to which it will have any obligation to make any payments after the Closing, in each case, other than any Contract the principal purpose of which does not relate to Tax matters.

(h) The classification for U.S. federal income Tax purposes of each Roadrunner Entity is listed on Section 5.10(h) of the Roadrunner Disclosure Schedules and no election is outstanding to change such classification.

(i) The Roadrunner Entities have properly collected and remitted, or reserved for on the Roadrunner SEC Reports in accordance with GAAP, all material amounts of sales, use, value added and similar Taxes with respect to sales or leases made or services provided to their customers.

(j) No Roadrunner Entity (or any of their owners) will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date and made prior to the Closing Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of any federal, state, provincial, local, or non U.S. Tax Law) executed on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date or deferred revenue accrued on or prior to the Closing Date, in each case, outside of the ordinary course of business or (v) installment sale or open transaction disposition made on or prior to the Closing Date, in each case, outside of the ordinary course of business. No election under Section 965(h) of the Code has been made with respect to any Roadrunner Entity.

(k) No Roadrunner Entity has a request for a private letter ruling, administrative relief, a technical advice, a material change of any method of accounting or other request pending with any Governmental Authority relating to a material amount of Taxes.

(l) No Roadrunner Entity has (i) deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the Coronavirus Aid, Relief, and Economic Security Act, other than the approximate $11 million dollars that is accrued as a liability in Roadrunner’s general ledger, (ii) otherwise deferred any Taxes (including the employee portion of any payroll Taxes) or changed any material Tax practice or filed an amended Tax Return under, or in response to, a COVID-19 Measure, or (iii) claimed any Tax credits under any COVID-19 Measure, other than the Employee Retention Credit that was properly claimed in 2020. Any incurrence and forgiveness or discharge of any “Paycheck Protection Program” Loan by a Roadrunner Entity satisfied all the requirements of the CARES Act.

Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement (including this Section 5.10) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date, limitations on, or availability after the Closing Date of any Tax attribute (including, except as pertaining to Section 5.10(j)(i) and Section 5.10(j)(ii), methods of accounting) of the Roadrunner Entities; provided that for the avoidance of doubt this exclusion shall not apply to any Taxes paid or payable by or with respect to the Roadrunner Entities for any Pre-Closing Tax Period.

Section 5.11 Tax Qualification. Neither Roadrunner nor any of the Roadrunner Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would, or would be reasonably likely to, prevent the Transactions from qualifying for the Intended Tax Treatment.

Section 5.12 Roadrunner Benefit Plans.

(a) Neither Roadrunner nor any Roadrunner Subsidiary sponsors, maintains, contributes to or has any obligation to contribute to, or has any liability with respect to (including on account of any ERISA Affiliate): a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA); a “multiple employer plan” described in Section 413(c) of the Code; a “multiple employer welfare arrangement” described in Section 3(40) of ERISA; or an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is or was subject to Title IV of ERISA or Section 412 of the Code. No Roadrunner Benefit Plan provides nor does Roadrunner nor any Roadrunner Subsidiary have a current or contingent obligation to provide post-employment welfare benefits, except as may be required by COBRA, the R1 RCM Inc. Severance Plan, as amended or other applicable Law.

(b) Each Roadrunner Benefit Plan has been funded, administered and maintained, in form and operation, in all material respects in accordance with its terms and in all material respects in compliance with applicable Laws, including ERISA and the Code. Each Roadrunner Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the

Code and the trusts maintained thereunder that are intended to be exempt from taxation under Section 501(a) of the Code has received a favorable determination letter from the IRS (or, with respect to any Roadrunner Benefit Plan that is a qualified “pre-approved” plan, the sponsor of such pre-approved plan has received an opinion letter or advisory letter from the IRS), and nothing has occurred since the issuance of such letters for any Roadrunner Benefit Plan that would reasonably be expected to cause the revocation of qualification under the Code of any such plans. Each Roadrunner Benefit Plan that is subject to Section 409A of the Code has been operated in material compliance with such section and all applicable regulatory guidance (including, without limitation, proposed regulations, notices, rulings, and final regulations).

(c) The execution, delivery and performance of, and consummation of the transactions contemplated by, this Agreement and the other Transaction Agreements will not (i) as of the date of this Agreement, entitle any Roadrunner Employee to any additional compensation, including severance pay, unemployment compensation or any other payment; (ii) as of the date of this Agreement, result in any payment becoming due, or increase the amount of any compensation due, to any Roadrunner Employee; (iii) accelerate the time of payment or vesting of any benefits to any Roadrunner Employee; (iv) result in payment of any amount or provision of any benefit that could, individually or in combination with any other such payment or benefit, constitute an “excess parachute payment” under Section 280G(b)(1) or 4999 of the Code; or (v) trigger or impose any restriction or imposition on the rights of Roadrunner nor any Roadrunner Subsidiary to amend or terminate any Roadrunner Benefit Plan.

Section 5.13 Labor Relationships.

(a) Neither Roadrunner nor any Roadrunner Subsidiary is a party to, or bound by, any CBA. There is no, and for the past three (3) years there has been no, (i)unfair labor practice charge, material labor dispute, material labor grievance, or material labor arbitration proceeding pending or, to Roadrunner’s Knowledge, threatened against Roadrunner or any Roadrunner Subsidiary, or (ii) lockouts, strikes, material work slowdowns, work stoppages, picketing, or, to Roadrunner’s Knowledge, threats thereof against or affecting Roadrunner or any Roadrunner Subsidiary, or by or with respect to their employees. No current employee of Roadrunner or any Roadrunner Subsidiary is represented by a labor organization, works council, trade union, or other labor organization with respect to their employment with either Roadrunner or any Roadrunner Subsidiary and, to Roadrunner’s Knowledge, there is no, and for the past three (3) years there has been no, Union organizing activity, Union election petition, Union card signing, or other Union organizing activity of or by any Union directed at, against, or affecting Roadrunner or any Roadrunner Subsidiary with respect to any Roadrunner Employees (in their capacity as such).

(b) There has been no “mass layoff” or “plant closing” as defined by the WARN Act in respect of Roadrunner or any Roadrunner Subsidiary in the past three (3) years.

(c) To Roadrunner’s Knowledge, no Roadrunner Employee with annualized base compensation at or above $300,000 is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, noncompetition agreement, or other restrictive covenant obligation (i) owed to Roadrunner or any Roadrunner Subsidiary; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by Roadrunner or any Roadrunner Subsidiary.

(d) To Roadrunner’s Knowledge, no current Roadrunner Employee with annualized base compensation at or above $300,000 has given notice of his or her intent to terminate his or her employment prior to the one year anniversary of the Closing.

(e) To Roadrunner’s Knowledge, there are, and for the past three (3) years there have been, no pending allegations of sexual harassment, sexual misconduct, or sex-based discrimination against any officers, directors, or senior executives of Roadrunner or any Roadrunner Subsidiary.

Section 5.14 Compliance with Applicable Laws.

(a) During the past three (3) years (i) Roadrunner and the Roadrunner Subsidiaries have been in material compliance with all applicable Laws relating to the operation and conduct of their businesses or any of their properties or facilities; and (ii) neither Roadrunner nor any of the Roadrunner Subsidiaries has received (x) written notice of any violation, alleged violation or potential violation of any such Laws that would, individually or in the aggregate, reasonably be expected to be material to Roadrunner and the Roadrunner Subsidiaries, taken as a whole, (y) to Roadrunner’s Knowledge, non-written notice of any violation, alleged violation or potential violation of any such Laws that would, individually or in the aggregate, reasonably be expected to be material to Roadrunner and the Roadrunner Subsidiaries, taken as a whole, or (z) written notice of an obligation on the part of Roadrunner or any of the Roadrunner Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action that would, individually or in the aggregate, reasonably be expected to be material to Roadrunner and the Roadrunner Subsidiaries, taken as a whole.

(b) No event has occurred during the past three (3) years, and no condition exists, that would reasonably be expected to (with or without notice or lapse of time) constitute or result directly or indirectly in (x) a material violation by Roadrunner or any of the Roadrunner Subsidiaries of, or a failure on the part of Roadrunner or any of the Roadrunner Subsidiaries to comply, in all material respects, with any applicable Law relating to the operation and conduct of their businesses or any of their properties or facilities or (y) any obligation on the part of Roadrunner or any of the Roadrunner Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action, in the case of (y), that would, individually or in the aggregate, reasonably be expected to be material to Roadrunner and its Subsidiaries, taken as a whole.

(c) Without limiting the foregoing, during the preceding three (3) years, to Roadrunner’s Knowledge, neither Roadrunner nor any of the Roadrunner Subsidiaries has engaged in any activities which are prohibited under 42 U.S.C. §§ 1320a-7, 1320a-7a, 1320a-7b, 1395nn, and 1396b, 31 U.S.C. § 3729-3733, and the federal TRICARE statute (or other federal or state statutes related to false or fraudulent claims) or the regulations promulgated thereunder pursuant to such statutes, or related state or local statutes or regulations, including, without limitation, the following:

(i) knowingly and willfully making or causing to be made a false statement or representation of a fact in any application for any benefit or payment;

(ii) knowingly and willfully making or causing to be made any false statement or representation of a fact for use in determining rights to any benefit or payment; and

(iii) knowingly and willfully soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind or offering to pay or receive such remuneration:

(A) in return for referring an individual for the furnishing or arranging for the furnishing of any item or service for which payment might be made in whole or in part by any Federal Health Care Program, or

(B) in return for purchasing, leasing, or ordering or arrangement for or recommending, purchasing, leasing, or ordering any good, facility, service or item for which payment might be made in whole or in part by any Federal Health Care Program.

Section 5.15 Licenses and Permits. Roadrunner and the Roadrunner Subsidiaries hold all material Permits that are necessary for Roadrunner and the Roadrunner Subsidiaries to own, lease and operate their respective properties or to conduct their businesses as presently conducted. All of such material Permits are in full force and effect and will remain in full force and effect immediately following the Closing. Roadrunner and each of the Roadrunner Subsidiaries is in compliance with the terms of all such material Permits in all material respects. Roadrunner and the Roadrunner Subsidiaries have not received written notice that any such material Permit has been, will be or may be revoked, cancelled, suspended or materially adversely modified, or will not be renewed, and no Proceeding is pending or, to Roadrunner’s Knowledge, threatened against Roadrunner or the Roadrunner Subsidiaries with respect to the revocation, cancellation, suspension or materially adverse modification of any such material Permit.

Section 5.16 Financing.

(a) Roadrunner has delivered to Coyote a true, complete and correct copy of the fully executed commitment letter dated as of the date hereof from Barclays Bank plc and JPMorgan Chase Bank, N.A. (collectively, the “Lenders”) to Roadrunner (such commitment letter together with all exhibits, schedules and annexes thereto, and any fee letters (each a “Fee Letter”) related thereto (redacted for fee amounts, pricing, “market flex” provisions and other economic terms in a manner customary for transactions of this type, none of which could adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Financing), as amended, restated, amended and restated, supplemented or otherwise modified from time to time as permitted hereunder, and together with any executed Alternate Financing Commitment for Alternate Financing, in each case, to the extent permitted by Section 7.13(f), the “Financing Commitment”), pursuant to which the Lenders have committed, subject to the terms and conditions set forth therein, to provide or cause to be provided the debt financing in the amounts set forth therein (the “Financing”) related thereto. Roadrunner has paid any and all commitment fees or other fees that are required to be paid on or prior to the date of this Agreement pursuant to the terms of the Financing Commitment, and, as of the date of this Agreement, the Financing Commitment is in full force and effect and is the legal, valid, binding and enforceable obligations of Roadrunner and, to the Knowledge of Roadrunner, each of the other parties thereto, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a Proceeding at Law or in equity. As of the date of this Agreement, Roadrunner is not and, to the Knowledge of Roadrunner, no other party to the Financing Commitment is, in breach of, or default under, the Financing Commitment, and no event has occurred or circumstances exist as of the date of this Agreement which, with the delivery of notice, the passage of time or both, would constitute such a breach or default. There are no side letters or other agreements, contracts or arrangements (except for each Fee Letter, none of the redacted provisions of which will impact the availability of the Financing) relating to the funding of the full amount of the Financing other than as expressly set forth in or contemplated by the Financing Commitment. Roadrunner has no Knowledge of any facts or circumstances that, assuming satisfaction of the conditions set forth in Section 8.01 and Section 8.02 are reasonably likely to result in (A) any of the conditions set forth in the Financing Commitment not being satisfied or (B) Financing in an amount sufficient together with available cash on hand to pay the Required Amount not being made available at or prior to the Effective Time.

(b) Assuming (i) the funding of the full amount of the Financing in accordance with and subject to the satisfaction of the conditions set forth in the Financing Commitment, and (ii) satisfaction of the conditions set forth in Section 8.01 and Section 8.02 the proceeds of the Financing, together with Roadrunner’s cash on hand, will be sufficient to enable New Pubco and Roadrunner to perform all of its payment obligations under this Agreement, to pay any fees and expenses of or payable by Roadrunner on the Closing Date, and to repay all outstanding amounts under the Coyote Existing Debt, including all principal amounts plus accrued and unpaid interest thereon, premiums and fees and expenses relating thereto (collectively, the “Required Amount”).

(c) Notwithstanding anything elsewhere in this Agreement to the contrary, in no event shall the receipt or availability of any funds or financing (including the Financing contemplated by the Financing Commitment) by or to Roadrunner or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Roadrunner hereunder.

(d) There are no conditions precedent to the obligations of the Lenders to provide the Financing other than the conditions precedent expressly set forth in the Financing Commitment. The Financing Commitment has not been amended or modified in any manner that would adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Financing to be less than the Required Amount.

Section 5.17 Brokers and Other Fees. Except as set forth on Section 5.17 of the Roadrunner Disclosure Schedule, there is no investment banker, broker, finder or other similar intermediary that has been retained by or is authorized to act on behalf of Roadrunner, New Pubco or their respective Subsidiaries who is entitled to any fee or commission in connection with the transactions contemplated by this Agreement or any other concurrent or similar transaction process. Following payment of all fees, commissions or like payments to any Person listed on Section 5.17of the Roadrunner Disclosure Schedule payable as of the Closing, none of New Pubco or any of its Subsidiaries (including, without limitation, Roadrunner) will have any obligation of any kind with respect to the matters or agreements listed on Section 5.17 of the Roadrunner Disclosure Schedule.

Section 5.18 Information Supplied. None of the information supplied by the Roadrunner Entities for inclusion in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, including any prospectus contained therein and including any information incorporated by reference therein, or (ii) the Proxy Statement will, at the date it is first mailed to the stockholders of Roadrunner or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.19 Rule 16b-3 Exemption. Prior to the Effective Time, each of Roadrunner and New Pubco will have (a) taken all such steps as is reasonably necessary to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act (the “Rule 16b-3 Exemption”) any acquisitions of shares of Roadrunner Common Stock or New Pubco Common Stock (including derivative securities with respect to such shares) that are treated as acquisitions under such rule and result from the transactions contemplated by this Agreement by each Person that may be deemed to be a “director by deputization” that may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to New Pubco immediately after the Effective Time so long as such exemption is not prohibited by Law, and (b) adopted resolutions of its respective board of directors approving the Rule 16b-3 Exemption, which such resolutions shall not have been amended, changed or revoked.

Section 5.20 No Additional Representations.

(a) Roadrunner acknowledges and agrees that, (i) except for the representations and warranties expressly made by Coyote in ARTICLE III and the Sellers in ARTICLE IV and in any certificate delivered by or on behalf of any Coyote Entity hereunder, none of the Coyote Entities or any other Person makes any express or implied representation or warranty, at law or in equity, with respect to any matter, including with respect to the Coyote Entities or any of their respective businesses, assets, liabilities, operations, conditions or prospects and including with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed, (ii) no Person has been authorized by any of the Coyote Entities to make any representation or warranty on its behalf and any such purported representation or warranty cannot be relied upon in any manner, (iii) none of the Coyote Entities or any other Person has made, in ARTICLE III, in ARTICLE IV, in any certificate delivered hereunder or otherwise, any express or implied representation or warranty, at law or in equity, as to the prospects or profitability of the business of the Coyote Entities to Roadrunner or any of its Subsidiaries or any of their respective Affiliates or representatives, or with respect to any forecasts, projections or business plans prepared by or on behalf of the Coyote Entities and made available to Roadrunner or any of its Affiliates or any of their respective representatives in connection with Roadrunner review of the business of the Coyote Entities and the negotiation and execution of this Agreement and (iv) none of the Coyote Entities or any other Person will have, or be subject to, any liability or other obligation to Roadrunner or any of its Affiliates or any of their respective representatives or to any other Person resulting from such

Person’s use, or the use by any of its Affiliates or representatives, of any information, including information, documents, projections, forecasts or other materials made available to such Person in any virtual data room, confidential information memorandum, management presentation or offering materials, or in connection with any site tours or visits, diligence calls or meetings or any documents prepared by, or on behalf of, the Coyote Entities, or any of Roadrunner potential financing sources in connection with Roadrunner’s financing activities with respect to the transactions contemplated by this Agreement, unless any such information is expressly included in a representation or warranty contained in ARTICLE III or in ARTICLE IV, in any certificate delivered by or on behalf of any Coyote Entity hereunder, or as and to the extent required by this Agreement to be set forth in the Coyote Disclosure Schedule.

(b) Except for the representations and warranties made by Roadrunner in this ARTICLE V or in any certificate delivered by or on behalf of Roadrunner hereunder, neither Roadrunner nor any other Person makes, and each other Party hereby agrees that it is not relying on and has not relied upon, any express or implied representation or warranty (including as to the accuracy or completeness of any such representation or warranty) with respect to Roadrunner, the Roadrunner Subsidiaries, New Pubco or Merger Sub or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Roadrunner hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Roadrunner nor any other Person makes or has made any representation or warranty to any Coyote Entity or any of their respective Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Roadrunner, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Roadrunner in this ARTICLE V, any oral or written information presented to Coyote, the Sellers or any of their respective Affiliates or representatives in the course of their due diligence investigation of Roadrunner, the negotiation of this Agreement, the other Transaction Agreements or in the course of the transactions contemplated hereby.

ARTICLE VI

CERTAIN PRE-CLOSING COVENANTS

Section 6.01 Conduct of the Business of Coyote. Except for matters expressly contemplated by this Agreement (including the Coyote Reorganization (as amended in accordance with the terms of this Agreement)) and the other Transaction Agreements, as set forth on Section 6.01 of the Coyote Disclosure Schedule, reasonable actions taken in response to COVID-19 Measures or as required by applicable Law, unless Roadrunner otherwise agrees in writing, from the date of this Agreement to the Closing or the earlier termination of this Agreement inaccordance with Section 9.01, the Coyote Entities shall conduct their business in the usual, regular and ordinary course in substantially the same manner as currently conducted and use commercially reasonable efforts to (a) preserve intact their corporate existence and current business organization, (b) preserve the goodwill and present business relationships (contractual or otherwise) with customers, suppliers, distributors and others having business dealings with them, (c) keep reasonably available the services of their current officers, directors, managers, employees and consultants and (d) except in connection with entering into any voluntary disclosure agreement or similar agreement with respect to any matter that is set forth in Section 3.13(a) of the Coyote Disclosure Schedules (solely to the extent such agreements concern amounts not in excess of $1,000,000 in the aggregate) (provided that Coyote shall consult with Roadrunner in good faith prior to submitting or entering into any voluntary disclosure agreement), timely file all material Tax Returns (taking into account extensions) and pay all material amounts of Taxes as such Taxes become due and payable other than Taxes that are being contested in good faith and for which adequate reserve has been established on the Coyote Financial Statements in accordance with GAAP, in each case, to the extent consistent with the past practices of the Coyote Entities. In addition, and without limiting the generality of the foregoing, except for matters permitted or expressly contemplated by this Agreement (including the Coyote Reorganization (as amended in accordance with the terms of this Agreement)) and the other Transaction Agreements, set forth on Section 6.01 of the Coyote Disclosure Schedule or required by applicable Law, from the date of this Agreement to the Effective Time or the earlier termination of this Agreement in accordance with Section 9.01, no Coyote Entity shall (directly or indirectly) do any of the following without the prior written consent of Roadrunner (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) authorize any amendments to its certificate of incorporation, certificate of formation, bylaws, limited liability company agreement, limited partnership agreement or other organizational document;

(ii) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any of its capital stock or equity interests or enter into any agreement with respect to the voting of its capital stock or equity interests (other than (x) dividends or distributions paid by a direct or indirect wholly owned Subsidiary of Coyote to its parent and (y) Tax distributions pursuant to Coyote’s limited liability company agreement prior to the Adjustment Time), (B) split, combine or reclassify any of its capital stock or equity interests, (C) issue, sell, pledge, dispose of, encumber or transfer any other securities in respect of, in lieu of or in substitution for, any of its capital stock or equity interests or authorize any of the foregoing or (D) purchase, redeem or otherwise acquire or issue or sell any of its capital stock or equity interests or any other securities thereof or any rights, options, warrants or calls to acquire or sell any such shares or other securities (in each case, other than repurchases or redemptions of equity interests as set forth on Section 11.01(b) of the Coyote Disclosure Schedule);

(iii) acquire or agree to acquire (A) by merging or consolidating with, or by purchasing an equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (B) any assets having a value in excess of $500,000, except for purchases of inventory in the ordinary course of business consistent with past practice;

(iv) except as required by the terms of any Coyote Benefit Plan set forth on Section 3.16(a) of the Coyote Disclosure Schedule as in effect on the date hereof, as required by applicable Law, or as set forth on Section 6.01(iv) of the Coyote Disclosure Schedule or in connection with Coyote’s annual merit and promotion process in the ordinary course consistent with past practice: (A) grant to any Coyote Employee any increase in compensation or benefits, other than increases in the ordinarycourse of business with respect to employees whose annual base compensation does not exceed $300,000;

provided that any increase in excess of 5% for any Coyote Employee shall require Roadrunner’s consent, (B) grant to any Coyote Employee any increase in severance or termination pay, other than in the ordinary course of business with respect to employees whose annual base compensation does not exceed $300,000; provided that any increase in excess of 5% for any Coyote Employee shall require Roadrunner’s consent, (C) enter into, modify or amend any employment, consulting, indemnification, severance or termination agreement, or a waiver of any terms thereof, with any Coyote Employee earning annual base compensation in excess of $300,000, (D) establish, adopt, enter into or amend any material Coyote Benefit Plan (or a plan or arrangement that would constitute a material Coyote Benefit Plan if it were in existence on the date hereof) or (E) take any action to accelerate any rights or benefits under any Coyote Benefit Plan;

(v) amend any material Tax Return, change or revoke (or make other than in the ordinary course of business) any material Tax election, change any material method of Tax accounting, settle or compromise any material Tax liability (except in connection with entering into any voluntary disclosure agreement or similar agreement with respect to any matter that is set forth in Section 3.13(a) of the Coyote Disclosure Schedules (solely to the extent such agreements concern amounts not in excess of $1,000,000 in the aggregate)), defer any material Taxes pursuant to a COVID-19 Measure, surrender any claim for a refund of material Taxes, agree to any extension or waiver of a statute of limitations applicable to any material Tax claim or assessment other than in the ordinary course of business, or except insofar as required by applicable Law or due to a change in GAAP, make any material change in accounting methods, principles or practices;

(vi)(A) sell, lease, license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien (other than a Permitted Lien) or otherwise dispose of any of its material properties or other material assets or any interests therein, except for (x) sales of inventory in the ordinary course of business consistent with past practice and (y) non-exclusive licenses of Intellectual Property granted to customers in the ordinary course of business, or (B) enter into, modify or amend in a material respect any lease of material property, other than in the ordinary course of business consistent with past practice, or enter in any sublease or assignment thereof;

(vii) make any loans, advances or capital contributions to, or investments in, any other Person, in each case, other than between any of Coyote and its wholly owned Subsidiaries;

(viii) enter into, modify, amend, accelerate or terminate any Material Contract, other than in the ordinary course of business consistent with past practice;

(ix) (A) pay, discharge or satisfy any material debt, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the Coyote 2021 Interim Financial Statements or incurred in the ordinary course of business consistent with past practice, (B) cancel any material Indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value or (C) waive the benefits of, or agree to modify in any manner, any exclusivity, confidentiality or similar agreement benefiting any Coyote Entity;

(x) allow any material Permit to lapse or terminate;

(xi) implement any employee layoffs, plant closings, reductions in force, furloughs, material salary or wage reductions, work schedule changes, or other similar actions that would, in each case, trigger notice obligations or liability under the WARN Act;

(xii) adopt a plan or agreement of complete or partial liquidation, dissolution or reorganization;

(xiii) institute, settle, or agree to settle any Proceeding that would result in liability to any Coyote Entity in excess of $500,000 individually or $1,000,000 in the aggregate, or impose any material restrictions on a Coyote Entity following the Closing;

(xiv) agree to any exclusivity, standstill or non-competition provision or covenant binding on any Coyote Entity, other than any Contract with a customer entered into in the ordinary course of business consistent with past practice;

(xv) grant, permit or allow a Lien (other than a Permitted Lien or a Lien that will be discharged at Closing) on any of its assets;

(xvi) make (or fail to make) capital expenditures other than in accordance with the capital expenditure forecast provided to Roadrunner;

(xvii) incur any additional indebtedness for borrowed money, other than borrowing under existing lines of credit in the ordinary course of business;

(xviii) (A) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business; (B) delay or accelerate payment of any account payable in advance of its due date or the date such liability would have been paid in the ordinary course of business; or (C) make any material changes to cash management policies;

(xix) enter into any Contract, agreement, or internal or corporate action (including but not limited to, for example, a plan of liquidation or issuance of stock) or take any other action (or fail to take any other action) that would, or would be reasonably likely to, prevent the Transactions from qualifying for the Intended Tax Treatment;

(xx) unless required by Law or Contract, (i) negotiate, modify, extend, or enter into any CBA or (ii) recognize or certify any labor union, labor organization, works council, or group of employees of any Coyote Entity as the bargaining representative for any employees of any Coyote Entity;

(xxi) hire, engage, or terminate (without cause) any current Coyote Employee with annual base compensation in excess of $300,000;

(xxii) apply for or receive any relief under (i) the CARES Act or any other applicable Law or governmental program designed to provide relief related to COVID-19 or (ii) any Payroll Tax Executive Order;

(xxiii) change its present accounting methods or principles in any material respect, except as required by applicable Law or GAAP;

(xxiv) expressly waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any Coyote Employee;

(xxv) from the Adjustment Time until the Closing, use Cash to pay any Coyote Transaction Expenses or pay or repay any Indebtedness of Coyote; or

(xxvi) authorize any of, or commit or agree to take any of, or enter into any Contract to do any of the foregoing actions.

Coyote shall consult with Roadrunner in good faith prior to committing to, or agreeing to take, the actions permitted by provisos (A), (B) and (C) of clause (iv) above.

Section 6.02 Conduct of the Business of Roadrunner. Except for matters expressly contemplated by this Agreement and the other Transaction Agreements, as set forth on Section 6.02 of the Roadrunner Disclosure Schedule, reasonable actions taken in response to COVID-19 Measures or as required by applicable Law, unless Coyote otherwise agrees in writing, from the date of this Agreement to the Closing or the earlier termination of this Agreement in accordance with Section 9.01, Roadrunner shall conduct its business, and shall cause the Roadrunner Subsidiaries to conduct their respective businesses, in the usual, regular and ordinary course in substantially the same manner as currently conducted and use commercially reasonable efforts to (a) preserve intact its and their respective corporate existence and current business organization, (b) keep reasonably available the services of its current officers and employees, (c) preserve the business relationships (contractual or otherwise) with customers, suppliers, distributors and others having business dealings with them and (d)timely file all material Tax Returns (taking into account extensions) and pay all material amounts of Taxes as such Taxes become due and payable other than Taxes that are being contested in good faith and for which adequate reserve has been established on the Roadrunner Entities’ SEC Reports in accordance with GAAP, in each case, to the extent consistent with the past practices of the Roadrunner Entities. In addition, and without limiting the generality of the foregoing, except for matters permitted or expressly contemplated by this Agreement and the other Transaction Agreements, set forth on Section 6.02 of the Roadrunner Disclosure Schedule or required by applicable Law, from the date of this Agreement to the Effective Time or the earlier termination of this Agreement in accordance with Section 9.01, Roadrunner shall not, and shall cause each of the Roadrunner Subsidiaries not to (directly or indirectly) do any of the following without the prior written consent of Coyote (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) except as expressly contemplated by this Agreement and the other Transaction Agreements, authorize any amendments to its certificate of incorporation, bylaws or other organizational documents in a manner that would reasonably be expected to prevent, delay or impede the consummation of the Transactions;

(b) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of its capital stock or equity interests or enter into any agreement with respect to the voting of its capital stock or equity interests (other than dividends or distributions paid by a direct or indirect wholly owned Roadrunner Subsidiary to its parent); (ii) split, combine or reclassify any of its capital stock or equity interests; (iii) issue, sell or transfer any shares of capital stock (including, for the avoidance of doubt, shares of Roadrunner Common Stock or New Pubco Common Stock), securities convertible into, or exercisable or exchangeable for, any shares of capital stock (including, for the avoidance of doubt, shares of Roadrunner Common Stock or New Pubco Common Stock, but excluding the issuance of any shares pursuant to the conversion or exercise of any securities outstanding as of the date hereof), or securities the value of which is based on any of the foregoing, in each case for non-cash consideration less than the fair market value of the shares or other securities to be issued or for cash consideration per share in an amount less than the then-current trading price of such shares as of the date of the applicable agreement relating to or consummation of the issuance, sale or transfer (or, in the case of other securities, the fair market value determined by reference thereto); (iv) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any of its capital stock or equity interests or (v) purchase, redeem or otherwise acquire any of its capital stock or equity interests or any other securities thereof or any rights, options, warrants or calls to acquire any such equity interests or other securities;

(c) amend any material Tax Return, change or revoke (or make other than in the ordinary course of business) any material Tax election, change any material method of Tax accounting, settle or compromise any material Tax liability, defer any material Taxes pursuant to a COVID-19 Measure, surrender any claim for a refund of material Taxes, agree to any extension or waiver of a statute of limitations applicable to any material Tax claim or assessment other than in the ordinary course of business or except insofar as may be required by applicable Law or due to a change in GAAP, make any material change in accounting methods, principles or practices;

(d) enter into any contract, agreement, or internal corporate action (including but not limited to, for example, a plan of liquidation or issuance of stock) or take any other action (or fail to take any other action) that would, or would be reasonably likely to, prevent the Transactions from qualifying for the Intended Tax Treatment;

(e) take any action that would, if taken immediately after the Closing, require approval pursuant to clauses (1), (2), (3), (4), (5), (6) or (10) of Section 2.4(a) of the Seller Investor Rights Agreement; or

(f) authorize any of, or commit or agree to take any of, the foregoing actions.

Roadrunner shall consult with Coyote in good faith prior to (x) taking any action that would, if taken immediately after the Closing, require approval pursuant to clauses (7), (8) and (9) of Section 2.4(a) of the Seller Investor Rights Agreement, (y) any issuance (or promise to issue) shares of Roadrunner Common Stock or New Pubco Common Stock, securities convertible into, or exercisable or exchangeable for, shares of Roadrunner Common Stock or New Pubco Common Stock, or securities the value of which is based on any of the foregoing (other than options, restricted shares, restricted stock units or other equity awards issued to Roadrunner Employees in the ordinary course of business consistent with past practice), or (z) hiring, engaging, or terminating (without cause) any Roadrunner Employee with annual base compensation in excess of $300,000. Notwithstanding anything to the contrary in this Section 6.02, Roadrunner is expressly permitted to consummate the Financing.

Section 6.03 Procedures for Soliciting Consent. A Party (the “Requesting Party”) seeking the consent of another Party (the “Consenting Party”) pursuant to Section 6.01 or Section 6.02 shall notify the Consenting Party in writing of any proposed decision, matter or action requiring the prior written consent of the Consenting Party in accordance with Section 10.02. No later than five (5) Business Days following receipt of such notice, the Consenting Party shall give notice to the Requesting Party in accordance with Section 10.02 of its election to consent or not consent to such decision, matter or action. In the event that, following compliance by the Requesting Party with the first sentence of this Section 6.03, the Consenting Party fails to notify the Requesting Party of its election with respect to such proposed decision, matter or action in accordance with the second sentence of this Section 6.03, the Consenting Party shall be deemed to have consented to such proposed decision, matter or action.

Section 6.04 No Control of the Other’s Business. Nothing contained in this Agreement or the other Transaction Agreements shall give Roadrunner, directly or indirectly, the right to control or direct any Coyote Entity’s operations prior to the Effective Time, and nothing contained in this Agreement or the other Transaction Agreements shall give any Coyote Entity, directly or indirectly, the right to control or direct Roadrunner’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of Roadrunner and Coyote shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.05 Roadrunner Estimated Closing Statement. No later than five (5) days prior to the Closing Date, Roadrunner shall cause to be prepared and shall provide to the Sellers and Coyote a written statement (the “Roadrunner Estimated Closing Statement”) setting forth in reasonable detail Roadrunner’s good faith estimate of Roadrunner Transaction Expenses and the Interim Period Share Issuance Amount. Following delivery of the Roadrunner Estimated Closing Statement, Roadrunner shall (i) permit Coyote, Sellers and their Representatives to have reasonable access, during normal business hours and after reasonable advance notice, to the books, records and other non-privileged documents (including work papers, schedules and financial statements, etc.) pertaining to or used in connection with the preparation of the Roadrunner Estimated Closing Statement and provide Coyote and the Sellers with copies thereof (as reasonably requested by Coyote and the Sellers) and (ii) provide Coyote, the Sellers and their Representatives reasonable access, during normal business hours, and after reasonable advance notice, to

Roadrunner’s senior executive employees who were involved in the preparation of the Roadrunner Estimated Closing Statement. Roadrunner shall consider in good faith any comments by Coyote and the Sellers on the Roadrunner Estimated Closing Statement, and if any changes or adjustments are made, the Roadrunner Estimated Closing Statement as so changed or adjusted shall be deemed to be the Roadrunner Estimated Closing Statement for all purposes hereunder. The Roadrunner Estimated Closing Statement shall be prepared in accordance with the applicable definitions set forth in this Agreement.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.01 Certain Notices. From and after the date of this Agreement until the earlier to occur of (a) the Closing Date and (b) the termination of this Agreement pursuant to Section 9.01, Coyote shall promptly notify Roadrunner, and Roadrunner shall promptly notify Coyote, of (i) the occurrence, or non-occurrence, of any event that would reasonably be expected to cause any condition to the obligations of the other Party to effect the Transactions and the other transactions contemplated by this Agreement not to be satisfied, (ii) the failure of such Party (or, in the case of Coyote, of the Sellers) to materially comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, which failure would reasonably be expected to cause any condition to the obligations of the other Party to effect the Transactions and the other transactions contemplated by this Agreement not to be satisfied and (iii) the occurrence of any development that has had or would reasonably be expected to have, in the case of Coyote, a Material Adverse Effect and, in the case of Roadrunner, a Roadrunner Material Adverse Effect, in each of case (i) through (iii), promptly upon becoming aware of the same; provided, however, that the delivery of any notice pursuant to this Section 7.01 shall (A) not cure the inaccuracy of any representation or warranty, the failure to comply with any covenant, the failure to meet any condition or otherwise limit or affect the remedies available hereunder to the Party receiving such notice or (B) amend or supplement the Coyote Disclosure Schedule or the Roadrunner Disclosure Schedule, as applicable.

Section 7.02 Access to Information; Confidentiality.

(a) From the date hereof until the Closing and subject to applicable Law and the Confidentiality Agreement, Coyote shall (a) give Roadrunner, its counsel, financial advisors, auditors and other authorized Representatives, and its financing sources and their Representatives, reasonable access during normal business hours and upon reasonable advance notice to the offices, properties, books and records of such Party, (b) furnish Roadrunner, its counsel, financial advisors, auditors and other authorized Representatives, and its financing sources and their Representatives, such financial and operating data and other information as such Persons may reasonably request and (c) instruct its employees, counsel, financial advisors, auditors and other authorized Representatives to reasonably cooperate with Roadrunner in its investigation; provided, however, that Coyote may restrict the foregoing access to the extent that such disclosure would (x) unreasonably disrupt the normal operations of Coyote, (y) based on the advice of Coyote’s counsel, reasonably be expected to result in a waiver of attorney-client privilege, work product doctrine or any other applicable privilege applicable to such information or (z) reasonably be expected to disclose or give access to any trade secret; provided, further, that Coyote shall give notice to Roadrunner of the fact that it is withholding such information or documents and thereafter Coyote shall reasonably cooperate with Roadrunner to allow the disclosure of such information (or as much of it as possible) in a manner that would not violate any of the foregoing clauses (x) through (z). No information or knowledge obtained in any investigation pursuant to this Section 7.02 shall affect or be deemed to modify any representation or warranty made by any Party hereunder.

(b) From the date hereof until the Closing and subject to applicable Law and the Confidentiality Agreement, Roadrunner and New Pubco shall (a) give Coyote, its counsel, financial advisors, auditors and other authorized Representatives reasonable access during normal business hours and upon reasonable advance notice to the books and records of such Party, (b) furnish Coyote, its counsel, financial advisors, auditors and other authorized Representatives such financial and operating data and other information as such Persons may reasonably request and (c) instruct its employees, counsel, financial advisors, auditors and other authorized Representatives to reasonably cooperate with Coyote in its investigation; provided, however, that Roadrunner may restrict the foregoing access to the extent that such disclosure would (x) unreasonably disrupt the normal operations of Roadrunner, (y) based on the advice of Roadrunner’s counsel, reasonably be expected to result in a waiver of attorney-client privilege, work product doctrine or any other applicable privilege applicable to such information or (z) reasonably be expected to disclose or give access to any trade secret; provided, further, that Roadrunner shall give notice to Coyote of the fact that it is withholding such information or documents and thereafter Roadrunner shall reasonably cooperate with Coyote to allow the disclosure of such information (or as much of it as possible) in a manner that would not violate any of the foregoing clauses (x) through (z). No information or knowledge obtained in any investigation pursuant to this Section 7.02 shall affect or be deemed to modify any representation or warranty made by any Party hereunder.

Section 7.03 Efforts to Consummate.

(a) Except for approvals or requirements under the HSR Act, the EU Merger Regulation and the Specified Foreign Competition Laws, if applicable (which are the subject of Section 7.03(b)), each of the Parties shall cooperate, and unless a different or higher standard is expressly required by this Agreement, use its commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Transactions and the other transactions contemplated by this Agreement and the other Transaction Agreements as promptly as practicable after the date hereof, including (i) the preparation and filing of all forms, registrations and notices or drafts thereof as applicable required to be filed to consummate the Transactions and the other transactions contemplated hereby and by the other Transaction Agreements, (ii) the satisfaction of the conditions to the Parties’ obligations to consummate such transactions, (iii) taking all reasonable actions necessary to obtain (and cooperation with each other in obtaining) any consent, authorization or approval of, or any exemption by, any other Person, and (iv) the execution and delivery of any additional instruments necessary to consummate such transactions and to fully carry out the purposes of this Agreement and the other Transaction Agreements.

(b) Roadrunner (or its Affiliate, TCP-ASC), on the one hand, and Coyote, on the other hand, will each make or cause to be made all filings and submissions or drafts thereof as applicable required under the HSR Act, the EU Merger Regulation and the Specified Foreign Competition Laws, if applicable, as promptly as practicable, and, in any event, no later than ten (10) Business Days in the case of the HSR Act and fifteen (15) Business Days in the case of the EU Merger Regulation and the Specified Foreign Competition Laws, if applicable, after the date hereof, and thereafter respond, as promptly as practicable, to any inquiries or information requests received from any Governmental Authority and make, as promptly as practicable, any other required submissions with respect to the transactions contemplated hereby under the HSR Act, the EU Merger Regulation and the Specified Foreign Competition Laws, if applicable, and otherwise use commercially reasonable efforts to cause the approval of the Transactions, and the expiration or termination of any review or the applicable waiting period under the HSR Act, the EU Merger Regulation and the Specified Foreign Competition Laws, if applicable, to occur as soon as practicable. In that regard, each of Roadrunner, on the one hand, and Coyote, on the other hand, shall (i) furnish to the other party any necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission which is necessary under the HSR Act, the EU Merger Regulation and the Specified Foreign Competition Laws, if applicable, provided however, that such information does not include the HSR Act filings themselves, and information may be redacted as necessary to address legal privilege or confidentiality concerns and comply with applicable Laws; and (ii) permit the other party to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other party in connection with, any such filings, submissions, communications, inquiries or requests. The Coyote Entities will not, except with the prior written consent of Roadrunner, but Roadrunner may, if in its good faith judgement it determines (after consulting in advance with Coyote and taking Coyote’s views into account), that the taking of such action would enhance the likelihood of obtaining any necessary approvals or clearances of Governmental Authorities (including under the HSR Act, the EU Merger Regulation and the Specified Foreign Competition Laws, if applicable) or similar clearance by the End Date, extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement and the other Transaction Agreements. Notwithstanding anything to the contrary contained herein, none of Coyote, the Sellers or any of their Subsidiaries shall propose, accept or agree to the sale, divestiture, disposition, licensing or holding separate of any assets or businesses of themselves or any of their Affiliates, or otherwise take any action that limits the freedom of action with respect to, or their ability to retain, any of their businesses, product lines, or assets or those of their Affiliates, in order to avoid the entry of or to effect the dissolution of any injunction or other Order (whether temporary, preliminary or permanent or otherwise) in connection with the receipt of any necessary approvals or clearances of Governmental Authorities (including under the HSR Act, the EU Merger Regulation and the Specified Foreign Competition Laws, if applicable), without the prior written consent of Roadrunner. If any Proceeding or comparable order is brought by any Governmental Authority with authority in respect of the HSR Act, the EU Merger Regulation or the Specified Foreign Competition Laws, if applicable, challenging, or seeking to make illegal, materially delay or otherwise directly or indirectly restrain or prohibit, the Transactions or any of the other transactions contemplated by this Agreement (any such Proceeding, a “Regulatory Proceeding”), then Roadrunner, New Pubco and Coyote shall contest on the merits, through litigation, any objections or opposition raised by such Governmental Authority in such Regulatory Proceeding. Without limiting the generality of the foregoing, Roadrunner and New Pubco shall direct the defense of any Regulatory Proceeding in good faith consultation with Coyote. Coyote will obtain the prior written consent of Roadrunner prior to settling or satisfying any such Regulatory Proceeding.

(c) Each of Roadrunner, on the one hand, and Coyote, on the other hand, shall cooperate regarding, and keep the other reasonably apprised of the status of, matters relating to the completion of the transactions contemplated hereby and work cooperatively in connection (i) with obtaining all required approvals or consents of any Governmental Authority and (ii) all other communications with, and inquiries or requests for additional information from, any Governmental Authority with respect to the Transactions. In that regard, each Party shall without limitation: (A) promptly notify the other of, and if in writing, furnish the other with copies of (or in the case of oral communications, advise the other orally of) any substantive communications from or with any Governmental Authority with respect to the Transactions and (B) not participate in any meeting with any such Governmental Authority with respect to the Transactions and the other transactions contemplated by this Agreement and the other Transaction Agreements without giving, in the case of Coyote, Roadrunner, and in the case of Roadrunner, Coyote, reasonable prior notice of the meeting and, to the extent reasonably practicable and permitted by such Governmental Authority, the opportunity to attend and participate thereat. Coyote and Roadrunner will consult in advance and cooperate with each other in connection with any information or proposals submitted in connection with any Proceeding or comparable order under or relating to the HSR Act, the EU Merger Regulation and the Specified Foreign Competition Laws, if applicable, in connection with the transactions contemplated by this Agreement and the other Transaction Agreements.

Section 7.04 Preparation of Registration Statement; Coyote Financial Statements.

(a) As promptly as reasonably practicable following the date of this Agreement, Roadrunner and New Pubco shall prepare and file with the SEC a proxy statement and prospectus to be sent to the stockholders of Roadrunner relating to the Stockholders Meeting (the “Proxy Statement”), and New Pubco shall prepare and file with the SEC the Registration Statement on Form S-4 to register under the Securities Act the issuance of shares of New Pubco Common Stock in connection with the Merger (including the Proxy Statement constituting a part thereof, the “Registration Statement”). Roadrunner and New Pubco shall use their reasonable best efforts to have the Registration Statement declared effective under the Securities Act and the Exchange Act, as applicable, as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Promptly after the Registration Statement is declared effective under the Securities Act and in no event later than twenty five (25) Business Days prior to the Stockholders Meeting, Roadrunner shall mail the Proxy Statement and proxy cards to its stockholders. Roadrunner and New Pubco shall also use their respective reasonable best efforts to satisfy prior to the effective date of the Registration Statement all necessary state securities Law or “blue sky” notice requirements (if any) in connection with the Merger and pay all expenses incident thereto.

(b) No filing of, or amendment or supplement to, the Registration Statement or substantive correspondence with the SEC or the staff thereof related thereto will be made by New Pubco or Roadrunner, and no filing of, or amendment or supplement to, the Proxy Statement or substantive correspondence with the SEC or the staff thereof related thereto will be made by Roadrunner, in each case, without providing Coyote a reasonable opportunity to review and comment thereon (other than, in the case of the Proxy Statement and the Registration Statement, any filing or amendment to communicate a Change in Recommendation). Each of Roadrunner and New Pubco shall promptly provide Coyote with copies of all such filings, amendments or supplements to the extent not readily publicly available. Coyote shall furnish all information concerning itself and its Affiliates to Roadrunner and New Pubco as required to be included in the Proxy Statement and/or Registration Statement and shall otherwise reasonably assist and cooperate with Roadrunner and New Pubco in the preparation of the Proxy Statement and the Registration Statement and the resolution of any comments to either received from the SEC. If at any time prior to the receipt of the Requisite Vote, any information relating to Roadrunner, New Pubco or Coyote, or any of their respective Affiliates, directors or officers, should be discovered by Roadrunner, New Pubco or Coyote which is required to be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed by Roadrunner or New Pubco, as applicable, with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of Roadrunner. Roadrunner and New Pubco shall notify Coyote promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Registration Statement or for additional information and shall supply Coyote with (i) copies of any written comments or correspondence or a summary of any oral comments or correspondence between Roadrunner, New Pubco or any of their Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement or the Registration Statement, and (ii) copies of all orders of the SEC relating to the Registration Statement. Roadrunner and New Pubco will cause the Proxy Statement and the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. New Pubco shall advise Coyote, promptly after receipt of notice thereof, of the time of effectiveness of the Registration Statement and the issuance of any stop order relating thereto or the suspension of the qualification of shares of New Pubco Common Stock for offering or sale in any jurisdiction, and each of New Pubco and Roadrunner shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of New Pubco and Roadrunner shall use its reasonable best efforts to take any other action required to be taken by it under the Securities Act, the Exchange Act, the DGCL and the rules of NASDAQ in connection with the filing and distribution of the Proxy Statement, and the solicitation of proxies from the stockholders of Roadrunner thereunder. Subject to Section 7.08(b), the Proxy Statement shall include the Recommendation.

(c) Coyote shall, as promptly as practicable, furnish to Roadrunner for inclusion in the Registration Statement:

(i) audited consolidated financial statements (for purposes of this Section 7.04(c), “financial statements” shall include, for the avoidance of doubt, consolidated balance sheets and statements of operations, member equity or stockholders’ equity, as applicable, and cash flows) of Coyote and its Subsidiaries:

(A) as of December 31, 2019 and 2020 and for the years ended December 31, 2019 and 2020, and will use reasonable best efforts to provide all such financial statements to Roadrunner by January 31, 2022; and

(B) for inclusion in any filing of the Registration Statement made after February 14, 2022, as of and for the year ended December 31, 2021, and will use reasonable best efforts to provide such financial statements to Roadrunner by March 31, 2022, provided that in each case, such financial statements shall (1) be prepared in accordance with, and comply with, GAAP, Regulation S-X and other applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to Coyote in connection with the preparation and use of the Registration Statement by Roadrunner and fairly present, in all material respects, the financial position, results of operations and cash flows of Coyote at the date thereof and for the period(s) indicated therein (collectively, the “Financial Statement Requirements”) and (2) be audited by Coyote’s independent auditor in accordance with AICPA auditing standards and contain an unqualified report of Coyote’s auditor;

(ii) unaudited condensed consolidated financial statements of Coyote and its Subsidiaries for each fiscal quarter subsequent to December 31, 2021 if such financial statements are required to be included in the Registration Statement pursuant to the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to Coyote in connection with the preparation and use of the Registration Statement by Roadrunner; provided, that such financial statements shall (1) be prepared in accordance with and comply with the Financial Statement Requirements and (2) be reviewed by Coyote’s independent auditor in accordance with AICPA auditing standards;

(iii) the audited consolidated financial statements and unaudited consolidated condensed financial statements for each Subsidiary of Coyote to the extent required to be included in the Registration Statement by and as of the date and for the periods required by the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to Coyote in connection with the preparation and use of the Registration Statement by Roadrunner, and such financial statements shall be prepared in accordance with, and comply with, the Financial Statement Requirements;

(iv) other financial statements, reports and information (including, among other things, customary pro forma financial statements) with respect to Coyote and its Subsidiaries that are required to be included in the Registration Statement under the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to Coyote in order to make Coyote’s financial statements not substantially incomplete or misleading in connection with the preparation and use of the Registration Statement by Roadrunner or that may be reasonably requested by Roadrunner; and

(v) to the extent required to be included in the Registration Statement pursuant to the rules and regulations of the SEC, the Exchange Act and the Securities Act, auditor’s reports and consents to use all such financial statements and reports in the Registration Statement.

Section 7.05 Public Announcements.

(a) Roadrunner and Coyote shall mutually agree on the press release announcing the transactions contemplated by this Agreement.

(b) Roadrunner shall obtain the approval of Coyote (such approval not to be unreasonably withheld or delayed) before issuing any press release or other public statement with respect to the Transactions, this Agreement or the transactions contemplated hereby (other than any press release or public statement consistent in all material respects with a prior press release or public statement approved by Coyote) and shall not issue any such press release or make any such public statement prior to such approval, except (y) as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or (z) in connection with or relating to a Change in Recommendation.

(c) Each Coyote Entity shall obtain the approval of Roadrunner (such approval not to be unreasonably withheld or delayed) before issuing any press release or other public statement with respect to the Transactions, this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such approval, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange. Notwithstanding anything to the contrary herein, any equityholder of a Seller (or Affiliate thereof) that is an investment fund or pooled investment vehicle may disclose general information about the subject matter of this Agreement and the transactions contemplated hereby, and on a confidential basis, financial return and other financial performance information in connection with fundraising, marketing, or informational or reporting activities to its direct or indirect current or potential investors.

Section 7.06 Tax Matters.

(a) The Parties agree that, with respect to the Transactions, the following treatment is intended for U.S. federal (and applicable state, local and non-U.S.) income Tax purposes: (i) it is intended that the Contribution is integrated with the Merger and treated as a transaction governed by Section 351 of the Code whereby (A) the Tax Partnership shall be treated as the transferor of the Blocker Parent LLC Interests to New Pubco and the recipient of the Consideration and the Operating Expense Amount in exchange for the Blocker Parent LLC Interests, in each case, for purposes of Section 351 of the Code and the Treasury Regulations thereunder, and (B) such receipt of the Consideration will be governed by Section 351(a) of the Code (and the receipt of the Operating Expense Amount shall be governed by Section 351(b) of the Code), and (ii) (A) it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder, (B) this Agreement is and is hereby adopted as a “plan of reorganization” with respect to the Merger within the meaning of Sections 354, 361 and 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), and (C) it is intended that, as to Roadrunner (and its direct and indirect owners and any holders of Warrants in Roadrunner), the receipt of New Pubco Common Stock and any warrants described in Section 2.04, in each case, pursuant to the Merger will be governed by Section 354 of the Code, and the receipt of any stock options, shares of restricted stock, restricted stock units, and any other form of incentive equity described in Section 2.03, in each case, pursuant to the Merger, will be governed, to the extent applicable, by Section 354 of the Code (collectively, the “Intended Tax Treatment”). The Parties acknowledge that the Tax Partnership and the Sellers (and their beneficial owners) intend to take the Tax reporting position that, in accordance with Treasury Regulations Section 1.704-3(a)(8)(i) and PLR 201505001, with respect to any portion of Blocker Parent LLC Interests that are (1) contributed (directly or indirectly, including through the Tax Partnership) by Sellers to New Pubco pursuant to the Contribution and (2) Section 704(c) property, within the meaning of Treasury Regulations Section 1.704-3(a)(3)(i) and 1.704-3(a)(8)(i), the shares of New Pubco Common Stock that are received (directly or indirectly, including through the Tax Partnership) by Sellers in exchange for such contributed Section 704(c) property will be treated as separate “blocks” of shares of New Pubco Common Stock (the “Sellers’ Reporting Position”). New Pubco agrees that if it is required by applicable Law to provide Tax information to a Governmental Authority, broker, withholding agent or similar party with respect to the Tax basis or holding period of the shares of New Pubco Common Stock described in the previous sentence, New Pubco shall use commercially reasonable efforts to reasonably cooperate with Sellers to provide such Tax information as is required that is consistent with the Sellers’ Reporting Position to the relevant Governmental Authority, broker, withholding agent or similar party. Each of the Parties shall, and shall cause each of their respective Subsidiaries and Affiliates (including, for this purpose, the Tax Partnership) to, report the Transactions consistently with the Intended Tax Treatment unless otherwise required by a contrary final “determination” within the meaning of Section 1313(a) of the Code (or any similar U.S. state, local or non-U.S. Law) or a change in applicable Law and shall use its reasonable best efforts to cause the Transactions to qualify for the Intended Tax Treatment and shall not take any action (or fail to take any action) that would, or that would be reasonably likely to, cause the exchanges not to so qualify; provided that, subject to the obligations of the Parties described in the subsequent sentence, for all purposes of this Agreement (including for purposes of Section 3.14 and Section 5.11), no action taken by a Party that is specifically contemplated by this Agreement (including the Coyote Reorganization (as may be amended in accordance with the terms of this Agreement)) and the Transaction Agreements shall be considered an action that would, or that would be reasonably likely to, cause the exchanges not to so qualify. If any Party discovers, after the date of this Agreement and prior to the Closing, any fact that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment, then (X) such Party shall, as soon as possible, notify the other Parties and (Y) the Parties shall, and shall cause each of their respective Subsidiaries and Affiliates to, cooperate in good faith and exercise their reasonable best efforts to effect the transactions contemplated hereby (or substantially similar transactions, as reasonably agreed to by the Parties) in a manner that would result in the Intended Tax Treatment or that would result in a Tax treatment no less favorable than the Intended Tax Treatment to the direct or indirect owners of the Coyote Entities and Roadrunner.

(b) Subject to the terms of this Agreement, each of the Parties will and will cause each of their respective Affiliates and Subsidiaries to cooperate fully, as and to the extent reasonably requested by the other, in connection with the filing of New Pubco’s or any of the Coyote Entities’ Tax Returns and any audit, litigation or other Proceeding with respect to Taxes of New Pubco or any of the Coyote Entities in respect thereof (including in order to make a Push-

Out Election). Such cooperation shall include the retention and (upon the other’s request) the provision of records and information reasonably relevant to any such audit, litigation or other Proceeding with respect to Taxes and making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(c) For the avoidance of doubt, the Transactions described in this Agreement shall be consummated pursuant to a single plan of combination.

(d) At the expense of New Pubco, New Pubco shall prepare (or cause to be prepared), and timely file (or cause to be timely filed) all Pass-Through Income Tax Returns for any Tax period ending on or before the Closing Date that are required to be filed by any Coyote Entity treated as a partnership for U.S. federal income Tax purposes (collectively, “Coyote Tax Partnerships,” and each, a “Coyote Tax Partnership,” and such Tax Returns, the “Coyote Tax Returns”) that are due or otherwise to be filed after the Closing Date. All such Coyote Tax Returns shall be prepared by Deloitte Tax LLP (or such other firm as is mutually agreed) and shall be prepared, and any positions and elections relating thereto made, in a manner consistent with this Agreement and the prior practice of the applicable Coyote Tax Partnership to the extent such prior practice is permitted by applicable Law at a “more likely than not” (or higher) level of confidence. Prior to filing any Coyote Tax Return, New Pubco shall submit drafts of such Coyote Tax Returns to the Sellers for Sellers’ review and approval (not to be unreasonably withheld, conditioned or delayed). If the Sellers and New Pubco disagree regarding any items on such Coyote Tax Returns, such dispute shall be submitted promptly to the Accounting Firm for resolution in accordance with the procedures set forth in Section 1.03, and such Coyote Tax Returns shall be filed reflecting the Accounting Firm’s resolution. If any such Coyote Tax Returns are required to be filed with an applicable Governmental Authority prior to resolution by the Accounting Firm, New Pubco may (or may cause its applicable Subsidiary) file such Coyote Tax Returns reflecting New Pubco’s proposed reporting positions, and the Sellers or New Pubco, as applicable, will file amended Tax Returns (or administrative adjustment requests) upon resolution by the Accounting Firm, as necessary.

(e) Following the Closing, New Pubco shall prepare (or cause to be prepared) and timely file (or cause to be timely filed) all other Tax Returns of the Coyote Entities (other than the Coyote Tax Returns) that are due or otherwise to be filed after the Closing Date. All such Tax Returns for Pre-Closing Tax Periods and all Pass-Through Income Tax Returns of a Coyote Tax Partnership for any Straddle Period shall be prepared, and any positions and elections relating thereto made, in a manner consistent with this Agreement (including the Intended Tax Treatment, Section 8.02(E) of the Coyote Disclosure Schedules and the Coyote Reorganization Tax Treatment) and, with respect to any Pass-Through Income Tax Returns of a Coyote Tax Partnership for any Straddle Period, shall be prepared by Deloitte Tax LLP (or such other firm as is mutually agreed) and shall be prepared in a manner consistent with the prior practice of the applicable Coyote Tax Partnership to the extent such prior practice is permitted by applicable Law at a “more likely than not” (or higher) level of confidence. Prior to filing any such Pass-Through Income Tax Return for a Coyote Tax Partnership for any Straddle Period, New Pubco (i) shall submit drafts of such Tax Returns to the Sellers for review and approval (not to be unreasonably withheld, conditioned or delayed). If the Sellers and New Pubco disagree regarding any items on such Tax Returns, such dispute shall be submitted promptly to the Accounting Firm for resolution in accordance with the procedures set forth in Section 1.03, and such Tax Returns shall be filed reflecting the Accounting Firm’s resolution; provided that such resolution does not adversely impact the Coyote Reorganization Tax Treatment or the Intended Tax Treatment. If any such Tax Returns are required to be filed with an applicable Governmental Authority prior to resolution by the Accounting Firm, New Pubco may file such Tax Returns reflecting New Pubco’s proposed reporting positions (provided such positions do not adversely impact the Coyote Reorganization Tax Treatment or the Intended Tax Treatment), and New Pubco will file amended Tax Returns (or administrative adjustment requests) upon resolution by the Accounting Firm, as necessary. With respect to any relevant Tax Return, New Pubco will cause the taxable year including the Closing Date of NMC Blocker and Blocker Parent to end as of the end of the day on the Closing Date, to the extent permitted by Law.

(f) Notwithstanding anything to the contrary in this Agreement, the Parties agree and shall cooperate such that for any Pass-Through Income Tax Return of any Coyote Tax Partnership for a Straddle Period: (i) an election under Section 754 of the Code shall be made (if not already in effect), and (ii) distributive shares of such Coyote Tax Partnership’s taxable income, gain, loss, and deduction for any Straddle Period shall be reported using the interim closing method and the calendar day convention under Treasury Regulations Section 1.706-4.

(g) New Pubco shall have the sole right to control, at New Pubco’s expense, any Proceeding of a Coyote Entity with respect to a Coyote Tax Return (each, a “Coyote Tax Proceeding”); provided, that (i) New Pubco shall keep the Sellers reasonably informed regarding material developments in any Coyote Tax Proceeding, (ii) each Seller shall be entitled at its expense to participate in any such Coyote Tax Proceeding, and (iii) New Pubco shall not compromise or settle such Coyote Tax Proceeding without the prior written consent of the Sellers, not to be unreasonably withheld, conditioned or delayed (taking into account the obligations under this Agreement with respect to the Intended Tax Treatment and the Coyote Reorganization Tax Treatment).

(h) New Pubco shall have the sole right to control any Proceeding with respect to Pass-Through Income Tax Returns of a Coyote Tax Partnership for a Straddle Period (each, a “Straddle Tax Proceeding”); provided, that (i) New Pubco shall keep the Sellers reasonably informed regarding material developments in any Straddle Tax Proceeding, (ii) each Seller shall be entitled at its expense to participate in any such Straddle Tax Proceeding to the extent relating to a Pre-Closing Tax Period, and (iii) to the extent any compromise or settlement of any Straddle Tax Proceeding could reasonably be expected to adversely impact the direct or indirect beneficial owners of a Seller, New Pubco shall not compromise or settle such Straddle Tax Proceeding without the prior written consent of such Seller, not to be unreasonably withheld, conditioned or delayed (taking into account the obligations under this Agreement with respect to the Intended Tax Treatment and the Coyote Reorganization Tax Treatment).

(i) On any Pass-Through Income Tax Return filed after the Closing Date and in connection with any Proceeding under the Partnership Tax Audit Rules with respect to a Pass-Through Income Tax Return filed prior to the Closing, New Pubco and its Subsidiaries and Sellers and the Coyote Entities shall cause the applicable Coyote Tax Partnership to appoint New Pubco (or such other Person as is designated by New Pubco) as the “partnership representative” of the applicable Coyote Tax Partnership for purposes of the Partnership Tax Audit Rules, and Sellers and the Coyote Entities shall take all actions necessary to effect such result. Notwithstanding anything to the contrary in this Agreement, to the extent any Proceeding of a Coyote Tax Partnership relating to a Pass-Through Income Tax Return is subject to the Partnership Tax Audit Rules, unless otherwise determined by New Pubco in its sole discretion, a timely election shall be made under Section 6226 of the Code (and any similar provisions under federal, state or local Law) with respect to any imputed underpayment arising in connection with such Proceeding (a “Push-Out Election”). Each Seller, each Coyote Entity, New Pubco and its Subsidiaries shall cooperate in any such Proceeding and in making a Push-Out Election, including providing all necessary information to allow a timely and proper Push-Out Election to be made.

(j) Prior to or in connection with the Closing, (i) (A) each Seller and the Tax Partnership shall deliver to New Pubco an IRS Form W-9 duly and properly executed on behalf of such Seller or the Tax Partnership or (B) Blocker Parent shall deliver to New Pubco a certificate executed by one of Blocker Parent’s officers that Blocker Parent is not a “United States real property holding corporation” in the form of Exhibit E (together with a notice, in the form required by Treasury Regulation Section 1.897-2(h)(2) which shall be mailed to the IRS in accordance with such Treasury Regulation); provided, to the extent any form specified in clause (A) is not delivered prior to or in connection with the Closing, such form shall be delivered to New Pubco as soon as reasonably practicable following the Closing, (ii) Sellers shall deliver evidence reasonably satisfactory to New Pubco that any withholding obligations under Sections 1445 and 1446(f) of the Code with respect to the Coyote Reorganization have been satisfied, including, for the avoidance of doubt, by providing evidence of any certificates necessary to establish a complete exemption from withholding, and (iii) Roadrunner shall deliver to New Pubco a certificate executed by one of Roadrunner’s officers that Roadrunner is not a “United States real property holding corporation” in the form of Exhibit E (together with a notice, in the form required by Treasury Regulation Section 1.897-2(h)(2) which shall be mailed to the IRS in accordance with such Treasury Regulation).

(k) Following the Closing, without each Seller’s prior written consent (not to be unreasonably withheld, conditioned, or delayed), except as otherwise permitted or required by this Agreement (including, without limitation, pursuant to Section 7.06(f) and Section 7.06(i)), none of New Pubco, Roadrunner or any of their respective Subsidiaries or Affiliates shall (i) change any method of accounting or Tax reporting position for a Coyote Tax Partnership on a Pass-Through Income Tax Return, (ii) file any administrative adjustment request (or state or local equivalent) with respect to any Pass-Through Income Tax Return or file any amended Pass-Though Income Tax Return of a Coyote Tax Partnership, (iii) make any Tax election with respect to a Pass-Through Income Tax Return that has retroactive effect to a Pre-Closing Tax Period, (iv) make any entity classification election (including on IRS Form 8832 for U.S. federal income Tax purposes or any successor form or other similar election for state or local income Tax purposes) with respect to any Coyote Entity that has retroactive effect to a Pre-Closing Tax Period, (v) initiate or pursue the process for entering into a “voluntary disclosure agreement” (or comparable arrangement) with a Governmental Authority with respect to a Pass-Through Income Tax Return, or (vi) take any action outside the ordinary course of business on the Closing Date after the Closing (other than as explicitly contemplated by this Agreement), in each case, to the extent such action would reasonably be expected to (A) result in Taxes payable by a Seller (or its direct or indirect owners), (B) reduce the Consideration pursuant to Section 1.03, (C) require a Seller (or its direct or indirect owners) to file an amended Tax Return (or any administrative adjustment request, or similar action), (D) cause the Coyote Reorganization to fail to qualify for the Coyote Reorganization Tax Treatment (E) cause the Transactions to fail to qualify for the Intended Tax Treatment.

(l) Following the date hereof, Coyote may amend Section 8.02(E) of the Coyote Disclosure Schedules with the prior written consent of Roadrunner (not to be unreasonably withheld, conditioned, or delayed, where, without limitation, withholding such consent shall be considered reasonable if such amendment could be reasonably expected to (1) have an adverse impact on Roadrunner (or any of its shareholders) or (2) cause (or be reasonably likely to cause) the Transactions to fail to qualify for the Intended Tax Treatment). In addition, notwithstanding anything to the contrary in this Agreement, subject to each of the statements of fact set forth in Section 8.02(E) of the Coyote Disclosure Schedules regarding the Coyote Reorganization, including as to the ownership, activities, and U.S. federal income tax classification of the respective Persons referenced therein, being true and accurate in all material respects (but only to the extent such statements of fact being true and accurate in all material respects is necessary in order to support a particular element of the Coyote Reorganization Tax Treatment (as defined below) under applicable Law), New Pubco and Roadrunner agree to (and agree to cause their Subsidiaries and Affiliates to) file all Tax Returns and take all Tax positions in a manner consistent with the Tax treatment set forth on Section 8.02(E) of the Coyote Disclosure Schedules (the “Coyote Reorganization Tax Treatment”), unless otherwise required by a contrary determination within the meaning of Section 1313(a) of the Code (or any similar U.S. state, local or non-U.S. Law). New Pubco and Roadrunner agree not to (and agree to cause their Affiliates not to) take any action (or fail to take any action) that would or would be reasonably expected to cause the Coyote Reorganization to fail to qualify for the Coyote Reorganization Tax Treatment.

(m) New Pubco and Coyote hereby covenant and agree that they shall not, and shall not permit any of their Affiliates (or any of their respective successors or assigns) to, seek any reimbursement or indemnification from any of the direct or indirect owners of the Coyote Entities (as of immediately prior to the Contribution) in respect of Taxes from and after the Closing Date; provided, that nothing in this Section 7.06(m) shall prohibit the making of a Push-Out Election or for the aforementioned Persons to bear any liabilities arising therefrom.

(n) The Parties shall reasonably cooperate to ensure that each holder of Class P Units of Coyote (each, a “Coyote Employee Holder”) shall timely file an election under Section 83(b) of the Code on or following the date of the consummation of the Second Merger with respect to the CoyCo 1 or CoyCo 2 equity interests, as applicable, issued in exchange for the Blocker Parent equity of such Coyote Employee Holders in connection with the Second Merger.

Section 7.07 Benefit Plans and Employee Matters.

(a) Following the Closing Date through December 31, 2022 (or, if shorter, the applicable Continuing Employee’s period of employment), New Pubco shall, and shall cause its Subsidiaries to, provide each employee who is employed by any Coyote Entity prior to the Closing and who remains so employed immediately following the Closing (each, a “Continuing Employee”) (i) base salary or wages and annual and other short-term cash incentive and other bonus and commission opportunities (excluding any equity or equity-based compensation or retention and long-term incentive bonuses) that are, in each case, no less favorable in the aggregate than those provided to such Continuing Employee immediately prior to the Closing, and (ii) employee benefits (excluding any equity or equity-based benefits, retention and long-term incentive bonuses, defined benefit plan benefits and retiree health and welfare benefits) no less favorable in the aggregate than (A) those provided to such Continuing Employee by the Coyote Entities immediately prior to the Closing Date under the Coyote Benefit Plans set forth on Section 3.15(a) of the Coyote Disclosure Schedules (as such Coyote Benefit Plans may be amended or modified prior to the Closing as permitted pursuant to Section 6.01) or (B) those provided to similarly situated Roadrunner Employees.

(b) New Pubco shall, and shall cause its Subsidiaries to, as applicable, give each Continuing Employee full credit under any employee benefit plan or program made available to the Continuing Employees by New Pubco or any of its Subsidiaries following the Closing Date (each, a “Buyer Benefit Plan”) for such Continuing Employees’ service with any Coyote Entity for purposes of eligibility to participate and vesting to the same extent and for the same purpose that such service was recognized by any Coyote Entity immediately prior to the Closing Date under the similar Coyote Benefit Plan (but not, for the avoidance of doubt, for benefit accrual purposes under any defined benefit pension plan); provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits or compensation with respect to the same period of service.

(c) New Pubco shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to: (i) credit any expenses incurred by the Continuing Employees and their eligible dependents under Coyote Benefit Plans that are group health plans in which the Continuing Employees participated immediately prior to the Closing during the portion of the applicable plan year prior to the Closing toward satisfying any deductibles, co-payments or out-of-pocket maximums under the analogous Buyer Benefit Plans that are group health plans for the plan year in which the Closing occurs; and (ii) waive any waiting period, pre-existing condition limitation, actively-at-work requirement, or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible dependents under any Buyer Benefit Plan.

(d) Nothing contained in this Section 7.07 shall be considered or deemed to establish, amend, or modify any Coyote Benefit Plan, Buyer Benefit Plan or other benefit or compensation plan, program, policy, agreement, arrangement, or contract, or create or confer any rights or benefits (including any third-party beneficiary rights) on any Person other than the Parties to this Agreement.

(e) Nothing contained in this Agreement shall (i) impose an obligation on New Pubco or any of its Subsidiaries to continue employment of any Coyote Employee after the Closing Date, (ii) limit the right of New Pubco or any of its Subsidiaries to terminate the employment of, or to reassign or otherwise alter the status of, any Coyote Employee after the Closing Date, or to change in any manner not inconsistent with this Section 7.06(a) the terms and conditions of the employment of any employee of any Coyote Entity after the Closing Date, (iii) require New Pubco or any of its Subsidiaries to continue any Buyer Benefit Plan or be construed to prevent, and no action by Coyote prior to the Closing Date shall limit the ability of, New Pubco or any of its Subsidiaries to terminate, amend, or modify to any extent or in any respect any Buyer Benefit Plan that New Pubco or any of its Affiliates may establish or maintain, or (iv) be construed as amending any Buyer Benefit Plan.

Section 7.08 Stockholders Meeting; Fiduciary Exception to Recommendation.

(a) Roadrunner will use, in accordance with applicable Law and the certificate of incorporation and bylaws of Roadrunner, its reasonable best efforts to (x) as soon as reasonably practicable following the date of this Agreement, establish a record date for and (y) as soon as reasonably practicable following the effectiveness of the Registration Statement, give notice of, convene and hold a meeting of stockholders to consider and vote upon the approval of the Stock Issuance (the “Stockholders Meeting”) and shall submit such proposal to such holders at the Stockholders Meeting and shall not submit any other proposal to such holders in connection with the Stockholders Meeting (other than a customary proposal regarding adjournment of the Stockholders Meeting) without the prior written consent of Coyote (not to be unreasonably withheld, delayed or conditioned). The Stockholders Meeting shall occur not more than forty five (45) days after the date the Registration Statement is declared effective by the SEC. Roadrunner shall not change such record date for the Stockholders Meeting without the prior written consent of Coyote (such consent not to be unreasonably withheld, conditioned or delayed). If the board of directors of Roadrunner has not made a Change in Recommendation in accordance with Section 7.08(b), Roadrunner’s Board of Directors shall make the Recommendation and shall include the Recommendation in the Proxy Statement and recommend at the Stockholders Meeting that the stockholders of Roadrunner approve the Stock Issuance and Roadrunner shall use its reasonable best efforts to obtain and solicit such approval (including by soliciting from its stockholders proxies in favor of the approval of the Stock Issuance and taking all other action reasonably necessary to secure the Requisite Approval). Roadrunner shall not adjourn or otherwise postpone or delay the Stockholders Meeting without the prior written consent of Coyote; provided, that, notwithstanding the foregoing, (x) if on the date on which the Stockholders Meeting is scheduled, (i) there are insufficient shares of Roadrunner Common Stock represented (in person or by proxy) to obtain the Requisite Vote, whether or not a quorum is present or (ii) there are insufficient shares of Roadrunner Common Stock represented to constitute a quorum necessary to conduct the business of the Stockholders Meeting, Roadrunner may postpone or adjourn, or make one or more successive postponements or adjournments of, the Stockholders Meeting so as to allow reasonable additional time for solicitation of proxies for purposes of obtaining quorum or the Requisite Vote as long as the date of the Stockholders Meeting is not postponed or adjourned more than an aggregate of fifteen (15) calendar days in connection with any postponements or adjournments in reliance on the preceding sentence or (y) in consultation with Coyote, Roadrunner may postpone or adjourn, or make one or more successive postponements or adjournments of, the Stockholders Meeting to the extent necessary to ensure that any required supplemental or amended disclosure is disseminated and reviewed by stockholders of Roadrunner prior to the Stockholders Meeting; provided, further, that if requested by Coyote in writing, Roadrunner shall effect up to two (2) adjournments or postponements of the Stockholders Meeting under the circumstances contemplated by clause (x) for a period of up to ten (10) Business Days each.

(b) Neither the Roadrunner Board of Directors nor any committee thereof shall (A) withdraw, qualify or modify in a manner adverse to Coyote, or propose publicly to withdraw, qualify or modify in a manner adverse to Coyote, the Recommendation or its declaration of advisability, or resolve or agree to take any such action, (B) subject to Section 7.12(b), adopt, endorse, approve or recommend, or propose publicly to adopt, endorse, approve or recommend, any Roadrunner Acquisition Transaction, or resolve or agree to take any such action, (C) following the date any Roadrunner Acquisition Transaction or any material modification thereto, or any Intervening Event, is first made public or sent or given to the stockholders of Roadrunner, fail to issue a press release publicly reaffirming the Recommendation within five (5) Business Days after a request by Coyote to do so (it being understood that Roadrunner will have no obligation to make such reaffirmation on more than three separate occasions) or (D) fail to include the Recommendation in the Proxy Statement when disseminated to the Roadrunner stockholders (any actions in clauses (a) through (d) being referred to herein as a “Change in Recommendation”) (it being understood that a customary “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the Exchange Act shall not, in and of itself, constitute a Change in Recommendation). Notwithstanding the immediately preceding sentence, prior to the time the Requisite Vote is obtained, the Board of Directors of Roadrunner may make a Change in Recommendation in response to an Intervening Event if the following conditions are satisfied: (1) an Intervening Event has occurred, (2) in light of such Intervening Event, the Board of Directors of Roadrunner has determined in good faith, after consultation with outside legal counsel, that the failure to make a Change in Recommendation in response to such Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable Law, (3) Roadrunner has notified Coyote in writing that Roadrunner’s Board of Directors intends to take make a Change in Recommendation and the basis therefor (which notice shall include a reasonably detailed description of the Intervening Event in connection with which Roadrunner’s Board of Directors has given such notice) (any such notice, a “Triggering Notice”), (4) at least five (5) Business Days pass following Coyote’s receipt of the Triggering Notice (it being understood that any material change to the Intervening Event shall constitute a new Intervening Event and shall require Roadrunner to provide a new Triggering Notice in respect of such Intervening Event and comply with this Section 7.08(b) in respect of such Intervening Event, except that, in such case, the five (5) Business Day period referred to in this clause (4) and in clauses (5) and (6) shall be reduced to three (3) Business Days following the giving of such new Triggering Notice), (5) after providing such Triggering Notice and prior to effecting such Change in Recommendation, (x) Roadrunner shall, during such five (5) Business Day period, negotiate in good faith with Coyote and its Representatives, to the extent Coyote wishes to negotiate, with respect to any revisions to the terms of the transactions contemplated by this Agreement proposed by Coyote, and (y) in determining whether it may still under the terms of this Agreement make a Change in Recommendation, the Board of Directors of Roadrunner shall take into account any changes to the terms of this Agreement proposed by Coyote and any other information provided by Coyote in response to such notice during such five (5) Business Day period and (6) such Intervening Event is continuing and, after taking into account any changes to the terms of this Agreement proposed by Coyote and any other information provided by Coyote in response to a Triggering Notice during such five (5) Business Day period, the Board of Directors of Roadrunner again determines in good faith, after consultation with outside counsel, that the failure to make a Change in Recommendation in response to such Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable Law. Notwithstanding any Change in Recommendation, the proposal in respect of the Stock Issuance shall be submitted to the Roadrunner stockholders at the Stockholders Meeting for the purpose of obtaining the Requisite Approval, and nothing contained herein (unless this Agreement is otherwise terminated in accordance with its terms) shall relieve Roadrunner of such obligation.

Section 7.09 Roadrunner Board Composition. Promptly following the Closing, in accordance with the Seller Investor Rights Agreement, (i) the New Pubco Board of Directors shall increase its size by three directorships and shall appoint the three individuals designated by Coyote to the New Pubco Board of Directors, and (ii) the New Pubco Board of Directors shall cause such nominees to be appointed as directors of New Pubco.

Section 7.10 New Pubco Common Stock Listing. New Pubco and Roadrunner shall use their respective best efforts to cause the shares of New Pubco Common Stock issuable pursuant to the Merger and the Contribution in accordance with the terms hereof, including Section 2.01(b), to be approved for listing on NASDAQ, subject to official notice of issuance, as promptly as reasonably practicable following the date hereof.

Section 7.11 Registration Rights Agreement and Investor Rights Agreements. At the Closing, (a) New Pubco, each Seller and TCP-ASC shall enter into a Registration Rights Agreement substantially in the form of Exhibit B (the “Registration Rights Agreement”) and an Investor Rights Agreement substantially in the form of Exhibit C (the “Seller Investor Rights Agreement”), and (b) New Pubco and TCP-ASC shall enter into an Amended and Restated Investor Rights Agreement substantially in the form of Exhibit D (the “TCP-ASC Investor Rights Agreement”), each to be effective as of Closing.

Section 7.12 No Solicitation; Other Offers.

(a) Prior to the earlier of the Closing and the valid termination of this Agreement, the Coyote Entities shall not, and shall direct the officers, directors, managers, members, employees, stockholders, representatives, agents, investment bankers and any of their respective Affiliates not to, directly or indirectly, (i) pursue, solicit, initiate, knowingly facilitate or encourage or otherwise enter into any discussions, negotiations, agreements or other arrangements regarding or which would reasonably be expected to lead to, a sale or other disposition (whether by merger, reorganization, recapitalization or otherwise) of all or any part of the membership interests or any material portion of the assets of any Coyote Entity with any other Person other than Roadrunner or its Affiliates (an “Acquisition Proposal”), (ii) provide any confidential information to any Person other than Roadrunner or its Affiliates and their Representatives, other than information which is provided in the regular course of the Coyote Entities’ business operations to third parties where the Coyote Entities and their officers, directors and Affiliates have no reason to believe that such information will be utilized to evaluate any Acquisition Proposal, or (iii) enter into a Contract with respect to an Acquisition Proposal. Coyote shall, and shall cause its Subsidiaries and direct the officers, directors, members, managers, employees, stockholders, representatives, agents, investment bankers and any of their respective Affiliates to, (A) immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (B) promptly notify Roadrunner if any Acquisition Proposal, or any inquiry or contact with any Person with respect thereto which is made after the date of this Agreement, and a reasonable summary of the details of such contact (including the identity of the third party or third parties and copies of any proposals and a reasonable summary of the specific terms and conditions discussed or proposed); and (C) keep Roadrunner reasonably informed with respect to the status of the foregoing.

(b) Roadrunner shall not, and shall cause the Roadrunner Subsidiaries and direct its and their respective officers, directors, managers, members, employees, representatives, agents and investment bankers not to, directly or indirectly, pursue, solicit, initiate, knowingly facilitate or encourage, or otherwise enter into any discussions, negotiations, agreements or other arrangements regarding or which would reasonably be expected to lead to, an acquisition, sale, disposition or other transaction, with any Person other than the Sellers or their Affiliates that would result in a Roadrunner Acquisition Transaction or would reasonably be expected to have a material adverse effect on the ability of Roadrunner, New Pubco or Merger Sub to consummate the transactions contemplated by this Agreement or the other Transaction Agreements (a “Conflicting Transaction”) or enter into a Contract with any other Person in respect of a Conflicting Transaction, and shall, and shall cause its Subsidiaries and direct its and their respective officers, directors, managers, members, employees, representatives, agents and investment bankers to, immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that would reasonably be expected to lead to, a Conflicting Transaction. For purposes of the preceding sentence, a Conflicting Transaction includes any request, solicitation or proposal to abandon, terminate or fail to consummate any of the transactions contemplated hereby or by the other Transaction Agreements.

Section 7.13 Financing.

(a) In connection with the transactions contemplated by this Agreement, Roadrunner may assign or pledge all or any portion of its rights or obligations under this Agreement to such Financing Source(s) in connection with the Financing; provided that such assignment or pledge shall not relinquish Roadrunner from its obligations hereunder. From the date hereof until the Closing, Coyote shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to provide, and to use reasonable best efforts to cause its and their respective Representatives to provide, all cooperation as may be reasonably requested by Roadrunner in connection with the arrangement, procurement and consummation of the Financing, and is customarily provided for borrowers in financing of the type contemplated by the Financing Commitment including, without limitation:

(i) designating appropriate members of senior management of the Coyote Entities to participate, at reasonable times to be mutually agreed, in a reasonable number of bank meetings and lender presentations or other customary syndication activities;

(ii) assisting Roadrunner and the Financing Sources with the timely preparation of (A) bank information memoranda, (B) rating agency presentations and (C) other customary marketing and syndication documents and materials, in each case, as is customary and reasonably required to consummate the Financing necessary to fund the Required Amount (such documents and materials, collectively, the “Financing Documents”);

(iii) assisting Roadrunner and its Representatives in connection with the preparation of, definitive financing documents, including any schedules and exhibits thereto as may be reasonably requested by Roadrunner and otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of the Financing (including assisting in preparing schedules for the financing documentation and schedules required to be pledged as security as may be reasonably requested), it being understood that such documents will not take effect until the Effective Time;

(iv) delivering customary payoff letter providing for, subject to receipt of the applicable payoff amount, customary lien releases with respect to the Indebtedness required by this Agreement to be terminated;

(v) reasonably assisting Roadrunner in obtaining corporate, corporate family, credit and/or facility ratings from rating agencies (including the execution and delivery of customary authorization letters);

(vi) furnishing Roadrunner and its Representatives promptly, and in any event at least three (3) Business Days prior to the Closing Date (to the extent requested by Roadrunner in writing at least ten (10) Business Days prior to the Closing Date), with all documentation and other information required with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act and certification regarding beneficial ownership as required by the Beneficial Ownership Regulation;

(vii) reasonably assisting with the preparing of the customary pro forma financial statements required in connection with the Financing (it being understood and agreed that Coyote shall not be required to provide information relating to (A) the proposed aggregate amount of the Financing, together with assumed interest rates, dividends (if any), fees and expenses relating to the incurrence of the Financing, for the transactions contemplated hereby, (B) the assumed pro forma capitalization of Coyote after giving effect to the Closing, the Financing and the refinancing or repayment of any indebtedness of Coyote and its Subsidiaries in connection therewith or (C) any post-Closing or pro forma assumed cost savings, synergies and similar adjustments (and the assumptions relating thereto)); and

(viii) furnishing such financial and operating data regarding Coyote and its Subsidiaries that would enable Roadrunner or the Financing Sources to prepare or roll forward, as applicable, a customary quality of earnings analysis or report with respect to Coyote and its Subsidiaries.

(b) Coyote hereby consents, on behalf of itself and its Subsidiaries, to the use of all logos of the Coyote Entities solely in connection with the Financing so long as such logos (i) are used solely in a manner that is not intended to or likely to harm or disparage any Coyote Entity or the reputation or goodwill of any Coyote Entity and (ii) are used solely in connection with a description of any Coyote Entity, their respective businesses and products or the transactions contemplated hereby.

(c) Notwithstanding the foregoing, (x) nothing contained in this Section 7.13 shall require cooperation with Roadrunner to the extent it would interfere unreasonably with the business and operations of the Coyote Entities, encumber any of the assets of the Coyote Entities prior to the Closing, require any Coyote Entity to pay any commitment or other fee or make any other payment in connection with the Financing prior to the Closing (unless contemporaneously reimbursed by Roadrunner pursuant to the terms of this Agreement), result in a breach of any contract in effect as of the date hereof, or impose any liability on any Coyote Entity prior to the Closing, and (y) no Coyote Entity, nor any of their respective directors or officers, shall (A) be required to execute or enter into any certificate, instrument, agreement or other document or take any action in the capacity as a member of the board of managers or member of any Coyote Entity to authorize or approve the Financing prior to the Closing, (B) be required to adopt resolutions approving or otherwise approving the agreements, documents or instruments pursuant to which the Financing is made, (C) have any liability or any obligation under any definitive agreement or any other agreement or document related to the Financing, (D) be required to take or permit the taking of any action that could reasonably be expected to conflict with any of the Coyote Entities’ respective organizational documents as of the date hereof, or any applicable Law, (E) be required to take or permit the taking of any action that provides access to or discloses information that Coyote or any of its Affiliates determines would reasonably be expected to jeopardize any attorney-client privilege of Coyote or any of its Affiliates, (F) be required to prepare or deliver (1) any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice or (2) any projections or pro forma financial statements, (G) be required to incur any other liability in connection with the Financing or (H) incur any out-of-pocket expense, Liability or obligation in connection with the Financing.

(d) Roadrunner shall promptly, upon written request by Coyote, reimburse Coyote and their respective Representatives for any out-of-pocket costs and expenses (including attorneys’ fees) incurred by it at Roadrunner’s request in connection with the cooperation of the Coyote Entities contemplated by this Section 7.13 and shall indemnify and hold harmless the Coyote Entities for and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing, any action taken by them at the request of Roadrunner pursuant to this Section 7.13 and any information utilized in connection therewith.

(e) Roadrunner shall use its reasonable best efforts to obtain the Financing on the terms and conditions set forth in the Financing Commitment, including by using reasonable best efforts to (i) maintain in effect the Financing Commitment and comply with its obligations thereunder, (ii) negotiate definitive agreements with respect to the Financing (the “Financing Agreements”) on terms and conditions materially consistent with those set forth in the Financing Commitment (including, as necessary, agreeing to any requested changes to the commitments thereunder in accordance with any “flex” provisions contained in any Fee Letter), in each case which terms do not impose new or additional conditions, or expand on the existing conditions, to the funding of the proceeds of the Financing at or prior to the Closing or reduce the aggregate amount of the proceeds from the Financing below the Required Amount (taking into account cash on hand), subject to any amendments or modifications thereto permitted by this Agreement, (iii) satisfy (or obtain waivers of) on a timely basis all conditions set forth in the Financing Commitment or Financing Agreements applicable to Roadrunner and its Subsidiaries to obtain the Financing and to the extent within its control, and (iv) upon satisfaction of such conditions and the other conditions set forth in ARTICLE VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), consummate the Financing at or prior to the Closing (and in any event prior to the End Date). Subject to the terms hereof, Roadrunner shall furnish to Coyote correct and complete copies of any Financing Agreement or any Alternate Financing Commitment (as defined below) and, in each case, ancillary documents thereto.

(f) Without Coyote’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) Roadrunner shall not agree to any termination, replacement, amendment, supplement or other modification or, or waive any of its rights under, the Financing Commitment or the Financing Agreements with respect to the Financing Commitment, if such termination, replacement, amendment, supplement or other modification would (any of the following being, a “Prohibited Amendment”) (w) reduce the amount of aggregate cash proceeds available from the Financing below an amount that, when combined with available cash of Roadrunner, is sufficient to fund the Required Amount, (x) impose new or additional conditions precedent or expand or modify any existing condition precedent to the funding of the Financing, (y) prevent, delay or impede the consummation of the Contribution, the Financing or the other transactions contemplated by this Agreement or (z) impact the ability of Roadrunner to enforce its rights against other parties to the Financing Commitment of the definitive agreements with respect thereto; provided that (x) Roadrunner may amend the Financing Commitment to (1) add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Financing Commitment as of the date of this Agreement, (2) in connection with an Alternate Financing Commitment, or (3) to the extent not otherwise constituting a Prohibited Amendment, and (y) the existence or exercise of any “flex” provisions in the Fee Letter as in effect on the date of this Agreement shall not be prohibited, but only to the extent doing so would not impose new or additional conditions precedent or expand or modify any existing condition precedent to the receipt and availability of the Financing. Upon any such permitted amendment, supplement, modification, waiver or replacement of the Financing Commitment in accordance with this Section 7.13(f), the terms “Financing Commitment” and “Financing” shall refer to the Financing Commitment as so amended, supplemented, modified, waived or replaced and the debt financing contemplated thereby. Without limiting the generality of the foregoing, Roadrunner shall give Coyote and its counsel prompt written notice: (A) of any material breach or default by any party to the Financing Commitment, in each case, of which Roadrunner becomes aware; and (B) of the receipt of any written notice or other written communication from any Person with respect to any breach or default or threatened breach, termination or repudiation by any party to any Financing Commitment. If any portion of the Financing becomes unavailable (after giving effect to any other financing sources than available) on the terms and conditions (including the flex provisions) contemplated in the Financing Commitment in effect on the date of this Agreement (other than as a result of the termination of the Financing Commitment on the End Date pursuant to the terms thereof) so as to reduce the amount of aggregate cash proceeds from the portion of the Financing that is still available below an amount that, when combined with available cash of Roadrunner, is sufficient to fund the Required Amount, Roadrunner shall use their reasonable best efforts to arrange and obtain, as promptly as practicable following the occurrence of such event, alternate financing from the same or alternative sources in an amount sufficient, when added to the portion of the Financing being replaced that is still available and available cash of Roadrunner, to fund the Required Amount and on terms and conditions that are not less favorable to Roadrunner, taken as a whole (taking into account any flex provisions), than those set forth in the Financing Commitment in effect on the date of this Agreement (“Alternate Financing” and the agreement that evidences such commitment, the “Alternate Financing Commitment”). Roadrunner shall, upon Coyote’s reasonable request from time to time, keep Coyote and its counsel reasonably informed of the status of their efforts to arrange the Financing in reasonable detail. Any reference in this Agreement to the “Financing” and “Financing Commitment” (other than Section 5.14) shall include the financing contemplated by the Financing Commitment on the date of this Agreement, as permitted to be amended, modified or replaced (in whole or in part) by this Section 7.13, including any Alternate Financing Commitment.

(g) Notwithstanding anything in this Agreement to the contrary, no Financing Source shall have any liability for any obligations or liabilities of any Coyote Entity or for any claim (whether in tort, contract or otherwise), based on, in respect of, or by reason of, the Transactions, the Financing or the other transactions contemplated hereby or by the Financing Documents. In no event shall Coyote or any of its Affiliates (i) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Financing Source in its capacity as such or (ii) seek to enforce the commitments directly against, make any claims for breach of the commitments contained in the Financing Commitment against, or seek to recover monetary damages from, or otherwise sue, the Financing Sources for any reason, including in connection with the Financing or the obligations of the Financing Sources thereunder. Nothing in this Section 7.13(g)shall in anyway limit or qualify the rights, obligations and liabilities of the parties to the Financing Commitment under the Financing Commitment or the rights of Coyote to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, Roadrunner, New Pubco or Merger Sub.

(h) No other provision of this Agreement shall be deemed to expand or modify the foregoing obligations of the Coyote Entities with respect to the Financing, which are the sole obligations of the Coyote Entities with respect to the Financing.

Section 7.14 Director and Officer Liability.

(a) From and after the Closing, to the extent permitted by applicable Law, the Coyote Entities will (and New Pubco will cause the Coyote Entities to) (i) indemnify, defend and hold harmless, against any costs or expenses (including attorney’s fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors, managers and officers of the Coyote Entities (in their respective capacities as such) (each, an “Indemnified Party”) to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to any act or omission by the Indemnified Party in his or her capacity as a director, manager or officer of any Coyote Entity prior to the Closing, to the same extent such persons are indemnified or have the right to advancement of expenses as of the date hereof by any Coyote Entity pursuant to the charters, bylaws, limited liability company agreements or other organizational documents of the Coyote Entities and any indemnification agreements in existence on the date hereof with any Indemnified Party and (ii) cause to be maintained in effect in the charters, bylaws, limited liability company agreements or other organizational documents of the Coyote Entities (or any successors thereto) for a period of six (6) years after the Closing Date, provisions regarding indemnification, limitation of liability and advancement of expenses of Indemnified Parties to the same extent as such provisions contained in the charters, bylaws, limited liability company agreements or other organizational documents of the Coyote Entities as of the date hereof.

(b) On or prior to the Closing, Coyote shall cause to be obtained, and to be effective at the Closing, one or more prepaid “tail” insurance policies covering the Indemnified Parties (the “D&O Insurance”) with a claims period of at least six (6) years from the Closing Date containing terms and conditions that are, taken as a whole, at least as favorable as the Coyote Entities’ existing D&O Insurance for claims arising from facts or events that occurred at or prior to the Effective Time; provided that the maximum aggregate premium for such “tail” insurance policies for the full six (6) year period shall not exceed three hundred percent (300%) of the amount paid by the Coyote Entities for coverage during the last full fiscal year (such three hundred percent (300%) amount, the “Maximum Annual Premium”). If such insurance can only be obtained at an annual premium in excess of the Maximum Annual Premium, then Coyote shall obtain a policy or policies with the greatest coverage available for a cost not exceeding the Maximum Annual Premium in the aggregate. The cost of the D&O Insurance shall be borne by New Pubco and shall not constitute a Coyote Transaction Expense.

(c) If Roadrunner or Coyote or any of its successors or assigns (i) consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any individual or entity, then, proper provisions shall be made so that the successors and assigns of Roadrunner or Coyote shall, as applicable, assume all of the obligations set forth in this Section 7.14(c).

Section 7.15 Coyote Closing Deliveries. At the Closing, Coyote or the Sellers shall deliver or cause to be delivered to Roadrunner and New Pubco:

(a) a certificate duly executed by the Chief Executive Officer of Coyote, dated as of the Closing, attesting to the satisfaction of the conditions set forth in Section 8.02(a), Section 8.02(b) and Section 8.02(c);

(b) a payoff letter (the “Payoff Letter”), duly executed by the applicable lenders (or agent thereof), with respect to all Indebtedness of the Coyote Entities set forth in Section 7.15(b) of the Coyote Disclosure Schedule (the “Coyote Existing Debt”), which Payoff Letter shall be in form and substance reasonably satisfactory to Roadrunner and, in any event, shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs and any other monetary obligations then due and payable under the relevant Coyote Existing Debt as of the anticipated Closing Date (and the per diem accrual thereafter) (such amount the “Payoff Amount”), (ii) state that immediately upon receipt of the Payoff Amount as set forth in each such Payoff Letter, (A) the related Coyote Existing Debt and all related loan documents shall be automatically terminated (but excluding any obligations that, by their express terms, are to survive the termination of any Coyote Existing Debt and the related loan documents), and (B) all Liens and all guarantees in connection therewith relating to the assets and properties of any Coyote Entity securing such obligations shall be automatically released and terminated, in each case, without further action by any Person, and (iii) be accompanied by UCC termination statements, releases and any other documentation reasonably requested to evidence the satisfaction in full of such Indebtedness and the release of any and all Liens, other than Permitted Liens, relating to the assets, equity and property of the Coyote Entities;

(c) a copy of the Assignment and Assumption Agreement duly executed by each Seller;

(d) a copy of the Registration Rights Agreement and Seller Investor Rights Agreement duly executed by each Seller;

(e) duly executed letters of resignation, in a form reasonably acceptable to Roadrunner, of each of the officers and directors of the Coyote Entities as Roadrunner may request in writing at least seven (7) Business Days prior to the Closing, resigning from the positions held by such individual as set forth opposite such individual’s name thereon;

(f) duly executed copies of the documentation evidencing the Coyote Reorganization to reasonably inform Roadrunner that such Coyote Reorganization has been completed in accordance with the steps set forth in Section 8.02(E) of the Coyote Disclosure Schedule; and

(g) evidence of the termination of each of the Contracts set forth on Section 7.15(g) of the Coyote Disclosure Schedule.

Section 7.16 New Pubco and Roadrunner Closing Deliverables.

(a) At the Closing, New Pubco and Roadrunner shall deliver or cause to be delivered to Coyote:

(i) confirmation (it being agreed that email confirmation from New Pubco’s transfer agent shall be sufficient) that ownership of the shares of New Pubco Common Stock comprising the Consideration has been recorded in the name of each Seller, in accordance with each Seller’s Pro Rata Share, in the books and records of New Pubco and/or its transfer agent;

(ii) a copy of the Registration Rights Agreement duly executed by New Pubco and TCP-ASC;

(iii) a copy of the Seller Investor Rights Agreement duly executed by New Pubco;

(iv) a copy of the TCP-ASC Investor Rights Agreement duly executed by New Pubco and TCP-ASC;

(v) a copy of the Assignment and Assumption Agreement duly executed by New Pubco;

(vi) a certificate duly executed by the Chief Executive Officer of Roadrunner, dated as of the Closing, attesting to the satisfaction of the conditions set forth in Section 8.03(a), Section 8.03(b) and Section 8.03(c); and

(vii) a duly executed consent by TCP-ASC authorizing the Transactions and the other transactions contemplated by this Agreement that require such consent pursuant to the Existing Investor Rights Agreement.

(b) At the Closing, New Pubco and Roadrunner shall pay or cause to be paid:

(i) an amount equal to, in the aggregate, the Coyote Transaction Expenses to accounts specified by Coyote in invoices provided to Roadrunner at least two (2) Business Days prior to the Closing Date;

(ii) an amount equal to, in the aggregate, the Payoff Amount to the account(s) specified in the Payoff Letter;

(iii) to each Specified Cash Payee, the portion of the Specified Payment Amount payable to such Person as set forth in the Estimated Closing Statement, in each case pursuant to the account specified by Coyote at least two (2) Business Days prior to the Closing Date; and

(iv) the Operating Expense Amount to the account or accounts specified by Coyote at least two (2) Business Days prior to the Closing Date.

Section 7.17 R&W Insurance Policy. Prior to the Closing, Roadrunner or an Affiliate thereof may procure a representation and warranty insurance policy in respect of this Agreement (a “R&W Insurance Policy”). Notwithstanding the foregoing, in no event shall Roadrunner’s or such Affiliate’s obtaining of a R&W Insurance Policy be a condition to the Closing or Roadrunner’s, New Pubco’s or Merger Sub’s obligations under this Agreement or any other Transaction Agreement. The policy premium for, and all other costs and expenses attributable to, placement of any R&W Insurance Policy shall be paid by New Pubco or its Subsidiaries. Any R&W Insurance Policy shall provide the insurers thereunder may not seek from the Sellers contribution, subrogation or any other recovery of any kind in respect thereof other than with respect to Fraud. Any R&W Insurance Policy shall not be amended or waived in any manner that would reasonably be expected to result in a material and adverse impact on the rights of a Seller or any of its Affiliates set forth herein (including any amendment or waiver to any rights of the insurers thereunder in respect of subrogation against such Seller or any of its Affiliates) without the prior written consent of such Seller.

Section 7.18 Notification of Certain Events.

(a) Upon written request from Coyote, but in no event more than once per calendar month, and concurrently with Roadrunner’s deliver of the Roadrunner shall notify the Sellers in writing (e-mail being sufficient) of any issuance (or promise to issue) of (i) shares of Roadrunner Common Stock, (ii) securities convertible or exchangeable into shares of Roadrunner Common Stock (calculated on an as-converted basis) or (iii) options to purchase shares of Roadrunner Common Stock (other than options issued to Roadrunner Employees in the ordinary course of business consistent with past practice).

(b) In the event that, following the Closing, the employment of any Coyote Employee listed on Section 3.03(b) of the Coyote Disclosure Schedule with a Roadrunner Entity or Coyote Entity, as applicable, is terminated for any reason, New Pubco shall use its reasonable best efforts to notify the Sellers in writing (e-mail being sufficient) of such termination and provide reasonable details of the circumstances thereof no later than the earlier of (i) the end of the calendar quarter in which such termination occurred (if such termination occurs at least twenty (20) days prior to the end of such quarter) and (ii) thirty (30) days following such termination.

Section 7.19 Section 280G. In the event that the execution of this Agreement or the consummation of the transactions contemplated hereby could entitle any “disqualified individual” to a “parachute payment” (as each such term is defined in Section 280G of the Code), then, prior to the Closing, Coyote shall use commercially best efforts to (A) obtain a waiver in a form reasonably acceptable to Roadrunner from each such disqualified individual (collectively, the “Waivers”) of his or her right to receive any payment that could constitute a parachute payment under Section 280G of the Code (collectively, the “Waived Payments”) and (B) thereafter submit the Waived Payments to a shareholder vote consistent with the requirements of Section 280G of the Code (the “280G Shareholder Vote”). At least three (3) Business Days prior to Closing, Coyote shall provide drafts of the Waivers and all 280G Shareholder Vote materials (including calculations) to Roadrunner or its counsel for its review and comment and shall consider such comments in good faith. Prior to the Closing, Coyote shall deliver to Roadrunner or its counsel evidence that an effective 280G Shareholder Vote was solicited and that either (a) the requisite number of shareholder votes was obtained and the Waived Payments or (b) the requisite number of shareholder votes was not obtained and no Waived Payments shall be made.

Section 7.20 Certain Name Changes. No later than ten (10) days after the Closing, New Pubco and Roadrunner shall, to the extent applicable, cause the name of each Coyote Entity to be changed to remove any reference to “NMC”, “New Mountain Partners” or any combination, abbreviation or derivation thereof and deliver evidence of such changes to the Sellers within ten (10) days after the Closing.

ARTICLE VIII

CONDITIONS PRECEDENT

Section 8.01 Conditions to Each Party’s Obligation to Effect the Transactions. The respective obligations of each Party to effect the Transactions are subject to the satisfaction or waiver, on or prior to the Closing Date, of the following conditions:

(a) Requisite Regulatory Approvals. (i) All waiting periods (and extensions thereof) under the HSR Act relating to the transactions contemplated by the Transaction Agreements shall have expired or been terminated, (ii) the European Commission shall have issued a decision under Article 6(1)(b), Article 8(1) or Article 8(2) of the EU Merger Regulation (or being deemed to have taken such a decision under Article 10(6) of the EU Merger Regulation), declaring the Merger or relevant part of the Merger compatible with the common market and (iii) an approval or conditional approval shall have been obtained pursuant to the Specified Foreign Competition Laws or the review period shall have expired pursuant to the Specified Foreign Competition Laws without a decision having been issued, in each case if applicable.

(b) No Injunctions or Restraints. No provision of any applicable Law, and no judgment, injunction, Order or decree (whether temporary, preliminary or permanent) of, or Proceeding initiated by, any Governmental Authority of competent jurisdiction, shall be in effect which prevents, makes illegal or otherwise prohibits the consummation of the transactions contemplated by this Agreement.

(c) Registration Statement Effectiveness. The Registration Statement shall have been declared effective, no stop order suspending the effectiveness of the Registration Statement shall be in effect and no Proceedings for such purpose shall be pending before the SEC.

(d) Requisite Vote. The Stock Issuance shall have been approved by holders of shares of Roadrunner Common Stock constituting the Requisite Vote.

(e) New Pubco Common Stock Listing. The shares of New Pubco Common Stock issuable pursuant to the Merger in accordance with Section 2.01(b) shall have been approved for listing on NASDAQ, subject to official notice of issuance.

Section 8.02 Conditions to Obligations of Roadrunner. The obligations of Roadrunner to effect the Transactions are further subject to the following conditions:

(a) Representations and Warranties. Each of the representations and warranties contained (i) in clause (b) of Section 3.08 (Absence of Certain Events), Section 3.14 (Tax Qualification) and Section 4.07 (Investment Representations) shall be true and correct in all respects on and as of the date of this Agreement and at and as of the Closing, (ii) in Section 3.03(a) (Capital Structure) and Section 4.05 (Capital Structure) shall be true and correct in all respects on and as of the date of this Agreement and at and as of the Closing (except for de minimis inaccuracies) and (iii) in Section 3.01 (Organization), Section 3.03(b) (Capital Structure), Section 3.04 (Authority; Execution and Delivery; Enforceability), Section 3.21 (Brokers and Other Fees), Section 4.01 (Organization) (d) (Authority; Execution and Delivery; Enforceability) and Section 4.06 (Brokers and Other Fees) shall be true and correct (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or similar qualification set forth therein) in all material respects on and as of the date of this Agreement and at and as of the Closing (except to the extent such representations and warranties address matters as of particular dates, in which case, such representations and warranties shall be true and correct in all material respects on and as of such dates). All representations and warranties of Coyote or the Sellers, as applicable, contained in this Agreement other than those described in the preceding sentence shall be true and correct in all respects (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or similar qualification set forth therein) on and as of the date of this Agreement and at and as of the Closing (except to the extent such representations and warranties address matters as of particular dates, in which case, such representations and warranties shall be true and correct in all respects on and as of such dates), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality”, “Material Adverse Effect” or similar qualification set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b) Performance of Obligations of the Coyote Entities. Each of the Coyote Entities shall have performed and complied in all material respects with all agreements, covenants and conditions required under this Agreement to be performed or complied with by such Coyote Entity at or prior to the Closing Date.

(c) Absence of Material Adverse Effect. Since the date of this Agreement there shall not have been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(d) Certain Documentation. Coyote shall have delivered duly executed copies of each of the documents required to be delivered pursuant to Section 8.02(d) of the Coyote Disclosure Schedule.

(e) Coyote Reorganization. The Coyote Entities and their respective Subsidiaries and Affiliates shall have completed the Coyote Reorganization pursuant to, and in accordance with, the steps set forth in Section 8.02(E) of the Coyote Disclosure Schedule (as it may be amended in accordance with the terms of this Agreement) and (to the extent the form of any such documentation has not been approved prior to the date hereof) prior to the consummation of any such steps shall have provided Roadrunner with all documentation related to the Coyote Reorganization for Roadrunner’s review and approval (such approval, not to be unreasonably withheld, conditioned, or delayed), and following the consummation thereof, documentation evidencing that such Coyote Reorganization has been completed in accordance in all material respects with the steps set forth in Section 8.02(E) of the Coyote Disclosure Schedule (as it may be amended in accordance with the terms of this Agreement).

(f) Other Closing Deliveries. Coyote shall have delivered or caused to be delivered the documentation required to be delivered pursuant to Section 7.15.

Section 8.03 Conditions to Obligations of Coyote and Seller. The obligations of Coyote and the Sellers to effect the Transactions are further subject to the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Roadrunner contained (i) in clause (a) of Section 5.09 (Absence of Certain Changes or Events), Section 5.11 (Tax Qualification) and in Section 5.19 (Rule 16b-3 Exemption) shall be true and correct in all respects on and as of the date of this Agreement and at and as of the Closing and (ii) in Section 5.01 (Organization), Section 5.04 (Capital Structure) and Section 5.05 (Authority; Execution and Delivery, Enforceability) shall be true and correct (without giving effect to any limitation as to “materiality,” “Roadrunner Material Adverse Effect” or similar qualification set forth therein) in all material respects on and as of the date of this Agreement and at and as of the Closing (except to the extent such representations and warranties address matters as of particular dates, in which case, such representations and warranties shall be true and correct in all material respects on and as of such dates). All representations and warranties of Roadrunner contained in this Agreement other than those described in the preceding sentence shall be true and correct in all respects (without giving effect to any limitation as to “materiality”, “Roadrunner Material Adverse Effect” or similar qualification set forth therein) on and as of the date of this Agreement and at and as of the Closing (except to the extent such representations and warranties address matters as of particular dates, in which case, such representations and warranties shall be true and correct in all respects on and as of such dates), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality”, “Roadrunner Material Adverse Effect” or similar qualification set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Roadrunner Material Adverse Effect.

(b) Performance of Obligations of Roadrunner. Roadrunner and New Pubco shall have performed and complied in all material respects with all agreements, covenants and conditions required under this Agreement to be performed or complied with by them at or prior to the Closing Date.

(c) Absence of Roadrunner Material Adverse Effect. Since the date of this Agreement there shall not have been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Roadrunner Material Adverse Effect.

(d) Other Closing Deliveries. Roadrunner shall have delivered or caused to be delivered the documentation required to be delivered pursuant to Section 7.16.

ARTICLE IX

TERMINATION

Section 9.01 Termination. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and the Transactions and other transactions contemplated herein may be abandoned at any time before the Closing:

(a) Mutual Consent. By the mutual written agreement of Roadrunner and Coyote;

(b) Breach of Representations, Warranties, Covenants or Agreements.

(i) By Roadrunner upon delivery of written notice to Coyote, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement made by Coyote or a Seller in this Agreement, which breach or failure to perform (A) would cause the failure of a condition set forth in Section 8.01 or Section 8.02 to be satisfied as of the Closing Date and (B) (x) cannot be cured by the End Date or (y) if capable of being cured, shall not have been cured by the date that is thirty (30) calendar days following receipt of written notice to Coyote from Roadrunner of such breach; provided that Roadrunner may not terminate this Agreement pursuant to this Section 9.01(b)(i) if Roadrunner is then in breach of this Agreement in any material respect (which breach has not been cured) so as to cause any of the conditions set forth in Section 8.01 or Section 8.03 not to be satisfied.

(ii) By Coyote upon delivery of written notice to Roadrunner, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement made by Roadrunner in this Agreement, which breach or failure to perform (A) would cause the failure of a condition set forth in Section 8.01 or Section 8.03 to be satisfied as of the Closing Date and (B) (x) cannot be cured prior to the End Date or (y) if capable of being cured, shall not have been cured by the date that is thirty (30) calendar days following receipt of written notice to Roadrunner from Coyote of such breach; provided that Coyote may not terminate this Agreement pursuant to this Section 9.01(b)(ii) if Coyote is then in breach of this Agreement in any material respect (which breach has not been cured) so as to cause any of the conditions set forth in Section 8.01 or Section 8.02 not to be satisfied.

(c) End Date. By Coyote or Roadrunner upon delivery of written notice to the other if the Closing has not occurred on before July 31, 2022 (the “End Date”); provided that neither Roadrunner nor Coyote will be entitled to terminate this Agreement pursuant to this Section 9.01(c) if the breach of, or failure to fulfill any obligation under, this Agreement by, in the case of Roadrunner, any of Roadrunner, New Pubco or Merger Sub or, in the case of Coyote, any Coyote Entity, has been the principal cause of the failure of the Closing to occur at or prior to such time on the End Date.

(d) Orders; Laws. By either Roadrunner or Coyote upon delivery of written notice to the other if any Governmental Authority shall have issued or entered any final and non-appealable Order or enacted any Law which, in any such case, (i) permanently restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated by this Agreement or (ii) would prevent the Closing from occurring as contemplated by this Agreement on or prior to the End Date.

(e) Requisite Vote. By either Roadrunner or Coyote upon delivery of written notice to the other if approval of the Stock Issuance by the stockholders of Roadrunner shall not have occurred at the Stockholders Meeting or at any adjournment or postponement thereof at which a vote upon the approval of the Stock Issuance was taken.

(f) Other. By Coyote, if (i) all of the conditions set forth in Section 8.01 and Section 8.02 (other than those conditions that by their nature are to be satisfied by the taking of actions or delivery of documents on the Closing Date, but which conditions are capable of being satisfied if the Closing Date were the date of the notice of termination delivered by Coyote to Roadrunner) have been satisfied or waived, (ii) Roadrunner and New Pubco have failed to consummate the Closing on the date on which they are required pursuant to Section 1.04, (iii) Coyote delivers written notice to Roadrunner stating that (A) the conditions set forth in Section 8.01 and Section 8.03 have been satisfied or that Coyote is willing to irrevocably waive any unsatisfied conditions and (B) that Coyote is ready, willing and able to consummate the Transactions, and (iv) Roadrunner and New Pubco have not consummated the Closing within three (3) Business Days following receipt of such notice.

Section 9.02 Effect of Termination.

(a) In the event this Agreement is terminated pursuant to Section 9.01, this Agreement shall become void and of no effect without liability of any Party (or any Affiliate, stockholder, member, director, officer, employee, agent, consultant or Representative of such

Party or its Affiliates); provided that, the termination of this Agreement shall not relieve (a) Roadrunner from any obligation to pay, if applicable, the Transaction Expense Reimbursement Amount pursuant to Section 9.02(b) or (b) any Party from any liability for such Party’s willful and material breach of a covenant, representation or warranty contained in this Agreement occurring prior to such termination, or for such Party’s actual Fraud. The provisions of Section 7.13(d), this Section 9.02, Section 9.04, ARTICLE X, ARTICLE XI and the Confidentiality Agreement shall survive any termination hereof. For purposes of this Agreement, “willful and material breach” shall mean a breach that is a consequence of an act undertaken, or failed to be undertaken, by the breaching party with the knowledge that the taking of such act, or the failure to take such act would, or would reasonably be expected to, result in a material breach of this Agreement.

(b) If this Agreement is terminated by Coyote pursuant to Section 9.01(f)then Roadrunner shall, within two (2) Business Days after such termination (or if later, two (2) Business Days after Coyote delivers to Roadrunner invoices or other supporting documentation with respect to Coyote Transaction Expenses), pay to Coyote an amount equal to the lesser of (i) the Coyote Transaction Expenses to the extent they are out-of-pocket fees and expenses (excluding internal expenses) and (ii) $10,000,000, by wire transfer of immediately available funds to an account specified by Coyote in writing (the “Transaction Expense Reimbursement Amount”). If Roadrunner fails to pay the Transaction Expense Reimbursement Amount as set forth herein, Roadrunner shall also be liable for any reasonable out-of-pocket costs and expenses (including attorneys’ fees) incurred by Coyote, the Sellers or their Affiliates in connection with their collection efforts under this Section 9.02 to receive the Transaction Expense Reimbursement Amount.

(c) Each Party acknowledges that the agreements contained in this Section 9.02 are an integral part of this Agreement. The Parties further acknowledge that the Transaction Expense Reimbursement Amount shall not constitute a penalty but is liquidated damages, in a reasonable amount that will compensate Coyote and Seller in the circumstances in which the Transaction Expense Reimbursement Amount is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and the other Transaction Agreements and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision. The Parties further acknowledge that the right to receive the Transaction Expense Reimbursement Amount shall not limit or otherwise affect any such Party’s right to specific performance as provided in Section 9.04, provided that in no event shall Coyote or Seller be entitled to receive both specific performance and payment of the Transaction Expense Reimbursement Amount.

(d) Notwithstanding anything to the contrary in this Agreement, but without limiting or affecting Coyote and Seller’s rights to specific performance as provided in Section 9.04, in any circumstance in which Coyote is paid the Transaction Expense Reimbursement Amount by Roadrunner pursuant to Section 9.02(b), the Transaction Expense Reimbursement Amount (together with any Enforcement Costs and Coyote’s and Seller’s rights to reimbursement and indemnification pursuant to Section 7.13(d)) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of Coyote, Seller and their respective former, current or future stockholders, partners, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or any their respective assignees or successors or any former, current or future stockholder, partner, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing (collectively, “Coyote Related Parties”) against Roadrunner, New Pubco, Merger Sub, any Financing Source, their respective Subsidiaries and their respective former, current or future stockholders, partners, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or any their respective assignees or successors or any former, current or future stockholder, partner, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing (collectively, “Roadrunner Related Parties”) for any loss or damage suffered as a result of the failure of the Transactions and the other transactions contemplated by this Agreement or any other Transaction Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any other Transaction Agreement or otherwise or in respect of any representation made or alleged to have been made in connection herewith or therewith, and upon payment of the Transaction Expense Reimbursement Amount (together with any Enforcement Costs and any obligations pursuant to Section 7.13(d)), none of the Roadrunner Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or any other Transaction Agreement or in respect of representations made or alleged to be made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise, except that nothing herein shall relieve Roadrunner, New Pubco or Merger Sub from liability for willful and material breach of a covenant, representation or warranty contained in this Agreement occurring prior to such termination or for such Party’s actual Fraud.

Section 9.03 Extension; Waiver. At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties or (b) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 9.04 Remedies. Each of the Parties shall have and retain all rights and remedies, at law or in equity, including rights to specific performance and injunctive or other equitable relief, arising out of or relating to a breach or threatened breach of this Agreement. Without limiting the generality of the foregoing, each of the parties acknowledges that money damages would not be a sufficient remedy for any breach or threatened breach of this Agreement and that irreparable harm would result if this Agreement were not specifically enforced. Therefore, the rights and obligations of the Parties shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and shall be granted in connection therewith, without the necessity of posting a bond or other security or proving irreparable harm and without regard to the adequacy of any remedy at Law. A Party’s right to specific performance and injunctive relief shall be in addition to all other legal or equitable remedies available to such Party. Notwithstanding anything the foregoing or anything in this Agreement to the contrary, in no event shall any Party entitled to specific performance to cause the other Parties to consummate the Closing unless the Financing (or Alternate Financing) has been funded or will be funded at the Closing.

ARTICLE X

GENERAL PROVISIONS

Section 10.01 Expenses. Except as otherwise provided elsewhere in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

Section 10.02 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given and effective (i) three (3) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, (iii) immediately upon delivery by hand on a Business Day during regular business hours, (iv) upon transmission, if sent via email prior to 5:00 p.m. New York time on a Business Day (provided that a copy is also sent for next Business Day delivery pursuant to clause (ii) above) or (v) the Business Day following transmission, if sent via email at or after 5:00 p.m. New York time on a Business Day (provided that a copy is also sent for next Business Day delivery pursuant to clause (ii) above), in each case, to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a) Roadrunner, to:

R1 RCM Inc.

434 W. Ascension Way; 6th Floor

Murray, UT 84123

Attention: Sean Radcliffe

Email: sradcliffe@r1rcm.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 N. LaSalle

Chicago, IL 60654

Attention: Richard W. Porter, P.C.; Robert M. Hayward, P.C.; Bradley C. Reed, P.C.

Email: richard.porter@kirkland.com; robert.hayward@kirkland.com; bradley.reed@kirkland.com

(b) if to Coyote or the Sellers, to

Revint Holdings, LLC

1100 Peachtree Street, Suite 1550

Atlanta, GA 30309

Attention: Kathryn Stalmack

Email: kathryn.stalmack@cloudmed.com

and

New Mountain Capital, L.L.C.

1633 Broadway, 48th Floor

New York, NY 10019

Attention: Matthew Holt; Jack Qian

Email: mholt@newmountaincapital.com; jqian@newmountaincapital.com with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

Attention: John E. Sorkin; Andrew P. Silver

Email: john.sorkin@ropesgray.com; andrew.silver@ropesgray.com

Section 10.03 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, an Exhibit or a Schedule, such reference shall be to an Article, a Section, an Exhibit or a Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not in any way affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The phrases “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the Exhibits and Schedules hereto, and not to any particular provision of this Agreement. The words “neither,” “nor,” “any,” “either” and “or” shall be inclusive and not exclusive. The word “extent” in the phrase “to the extent” means the degree to which the subject extends and does not simply mean “if.” References to “dollars” or “$” are references to U.S. dollars. The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning. All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined in such certificate or document. References to any Person include the successors and permitted assigns of that Person. A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. References to any Contract are to that Contract as amended, modified or supplemented from time to time.

(b) The Parties acknowledge and agree that they have been represented by legal counsel during, and have participated jointly in, the negotiation and execution of this Agreement. Accordingly, they waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

Section 10.04 Disclosure Schedules.

(a) The Coyote Entities have set forth certain information in the Coyote Disclosure Schedule in a section thereof that corresponds to the Section or portion of a Section of this Agreement to which it relates. Notwithstanding anything to the contrary herein, a matter set forth in one section of the Coyote Disclosure Schedule need not be set forth in any other section of the Coyote Disclosure Schedule so long as its relevance to such other section of the Coyote Disclosure Schedule or Section of this Agreement is reasonably apparent on the face of the information disclosed in such Coyote Disclosure Schedule. Without limiting the generality of the foregoing, the provision of monetary or other quantitative thresholds for disclosure on the Coyote Disclosure Schedule does not and shall not be deemed to create or imply a standard of materiality hereunder.

(b) Roadrunner has set forth certain information in the Roadrunner Disclosure Schedule in a section thereof that corresponds to the Section or portion of a Section of this Agreement to which it relates. Notwithstanding anything to the contrary herein, a matter set forth in one section of the Roadrunner Disclosure Schedule need not be set forth in any other section of the Roadrunner Disclosure Schedule so long as its relevance to such other section of the Roadrunner Disclosure Schedule or Section of this Agreement is reasonably apparent on the face of the information disclosed in such Roadrunner Disclosure Schedule. Without limiting the generality of the foregoing, the provision of monetary or other quantitative thresholds for disclosure on the Roadrunner Disclosure Schedule does not and shall not be deemed to create or imply a standard of materiality hereunder.

(c) The information contained in this Agreement, in the Coyote Disclosure Schedule and in the Roadrunner Disclosure Schedule is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including (i) any violation of Law or breach of contractual obligation or (ii) that such information is material or required to be provided or disclosed under this Agreement.

Section 10.05 Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner to the end that transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible and in a manner so as to as closely as possible provide the Parties with the intended benefits, net of the intended burdens, set forth in any such invalid, void or unenforceable provision.

Section 10.06 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. Delivery of an executed counterpart of a signature page to this Agreement by DocuSign, facsimile or scanned pages shall be effective as a delivery of a manually executed counterpart of this Agreement. To the extent applicable, the foregoing constitutes the election of the Parties to invoke any Law authorizing electronic signatures.

Section 10.07 Entire Agreement; No Third-Party Beneficiaries. This Agreement and the other Transaction Agreements (including the documents and instruments referred to herein and therein, including the Coyote Disclosure Schedules and the Roadrunner Disclosure Schedules) (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof, other than the Confidentiality Agreement which shall survive the execution and delivery of this Agreement in accordance with its terms and (b) except as provided in Section 7.14 (which is intended for the benefit of only the Persons specifically named therein) are not intended to confer upon any Person other than the Parties any rights or remedies; provided that, notwithstanding the foregoing, the Financing Sources shall be express third-party beneficiaries of this Section 10.07(b), Section 7.13(g), Section 9.02(d), the final sentence of Section 10.08, Section 10.11 and Section 10.12(c).

Section 10.08 Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the Transactions, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Notwithstanding the foregoing, each party hereto agrees that all disputes or controversies arising out of or relating to this Agreement, the Financing or the transactions contemplated hereby and thereby shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of New York, except as otherwise provided in the commitment letter or definitive documentation with respect to the Financing.

Section 10.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any Coyote Entity, without the prior written consent of Roadrunner in its sole discretion, and by Roadrunner, New Pubco or Merger Sub, without the prior written consent of Coyote in its sole discretion; provided that Roadrunner, New Pubco and Merger Sub shall have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement (a) from and after the Effective Time to any of their respective Affiliates; (b) from and after the Effective Time in connection with a merger or consolidation involving Roadrunner or New Pubco or other disposition of all or substantially all of the assets of Roadrunner or New Pubco; or (c) to any Financing Source pursuant to the terms of the Financing Documents for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Financing, it being understood that such assignment will not impede or delay the consummation of the Transactions. Any purported assignment without such required consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder.

Section 10.10 Consent to Jurisdiction. Each Party (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or any federal court within the District of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or any federal court within the District of Delaware and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or Proceeding in the Court of Chancery of the State of Delaware or such Federal court. Each Party agrees that (i) this Agreement involves at least $100,000and (ii) this Agreement has been entered into by the Parties in express reliance upon 6 Del. C. § 2708. Each Party agrees that a final judgment in any such action or Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Any judgment from any such court described above may, however, be enforced by any Party in any other court in any other jurisdiction. Notwithstanding the foregoing, each Party, including on behalf of its Affiliates, (a) agrees that it will not bring, or support the bringing of, any claim, whether at law or in equity, whether in contract or in tort or otherwise, against any Financing Source, in any way relating to this Agreement or any of the Transactions or the other transactions contemplated hereby or by the other Transaction Agreements, including any dispute arising out of or relating in any way to the Financing or the performance thereof or the transactions contemplated by the Financing Commitment, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (b) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (c) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 10.02 shall be effective service of process against it for any such action brought in any such court, (d) hereby waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (e) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 10.11 WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, THE FINANCING OR THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE FINANCING COMMITMENT (INCLUDING IN ANY ACTION, PROCEEDING, SUIT OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE). EACH PARTY (A) CERTIFIES THAT NO

REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11.

Section 10.12 Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement or, in the case of a waiver, by each Party against whom the waiver is to be effective.

(b) No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Laws.

(c) Notwithstanding anything in this Agreement to the contrary, the definitions of “Financing Sources” and “Lender,” this Section 10.12(c), Section 7.13(g), Section 9.02(d), Section 10.07(b), the final sentence of Section 10.08 and Section 10.11 (and any provision of this Agreement to the extent an amendment, modification or waiver of such provision would modify the substance of any such provision or Section) may not be amended, modified or waived in a manner that is materially adverse in any respect to the Financing Sources without the prior written consent of the Financing Sources adversely affected thereby.

Section 10.13 Survival. The Parties, intending to modify any applicable statute of limitations, agree that none of the representations, warranties, covenants or agreements of the Parties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time and all such provisions shall terminate as of the Effective Time, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any Person in respect thereof; provided, however, that this Section 10.13 shall not limit (a) any claim or recovery available to Roadrunner, New Pubco or any of their Affiliates under any representations and warranties insurance policy that Roadrunner or New Pubco may procure in connection with the transactions contemplated by this Agreement in accordance with the terms thereof; (b) any covenant or agreement of the Parties that by its terms contemplates performance after the Effective Time, and such covenants or agreements shall survive until fully performed in accordance with their respective terms (including, for the avoidance of doubt, the covenants and agreements set forth in Section 7.06, which the Parties expressly agree shall survive the Effective Time); and (c) Section 6.01(a)(xviii) shall survive for ninety (90) days following the Closing Date. Notwithstanding anything to the contrary contained in this Agreement, the provisions of this Section 10.13 will not prevent or limit in any way a cause of action on account of Fraud.

Section 10.14 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a named party to this Agreement, no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing (or any present or future director, officer, employee, incorporator, authorized person, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative or Affiliate of any of the foregoing) shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Coyote Entities, Roadrunner, New Pubco or Merger Sub under this Agreement or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby. Notwithstanding anything to the contrary contained in this Agreement, the provisions of this Section 10.14 will not prevent or limit in any way a cause of action on account of Fraud.

Section 10.15 Provision Respecting Representation of Company.

(a) Each of the Parties to this Agreement hereby covenants and agrees, on its own behalf and on behalf of its Affiliates, that, following the Closing, Ropes & Gray LLP (“Ropes”) may serve as counsel to the Sellers and their Affiliates or any manager, director, officer or employee of any of the foregoing (individually and collectively, the “Seller Group”) in connection with any matters related to this Agreement, the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, including any litigation, claim or dispute arising out of or relating to this Agreement, the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, notwithstanding any representation of the Seller Group or any of the Coyote Entities and their respective Affiliates by Ropes prior to the Closing. Each of New Pubco and Roadrunner irrevocably (x) waives and will not assert, and each of them agrees to cause Roadrunner Subsidiaries and the Coyote Entities irrevocably to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing, of any member of the Seller Group or any other officer, employee, director or manager of any member of the Seller Group (any such Person, a “Designated Person”) in any matter involving or arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement or any other Transaction Agreement, or for the breach or alleged breach hereof or thereof, or any transactions contemplated hereby or thereby (including any litigation, arbitration, mediation or other proceeding, whether in contract, in tort or otherwise) (each, a “Post-Closing Representation”), by Ropes (“Current Representation”), and (y) agrees that, in the event that a dispute (including litigation) arises after the Closing between Roadrunner or its Affiliates (including theCoyote Entities) on the one hand, and any of member of the Seller Group or any of their respective Affiliates, on the other hand, Ropes may represent any member of the Seller Group or their applicable Affiliates in such dispute, even though the interests of such Person(s) may be directly adverse to Roadrunner or its Affiliates (including the Coyote Entities) and even though Ropes may have represented one or more members of the Seller Group in a matter substantially related to such dispute.

(b) Each of New Pubco and Roadrunner agrees, on its own behalf and on behalf of the Roadrunner Subsidiaries (and, following the Closing, the Coyote Entities), that all communications involving attorney-client privilege and the expectation of client confidence with any Designated Person or any member of the Seller Group or its Affiliates occurring during the Current Representation or in connection with any Post-Closing Representation, including in connection with a dispute with any of the Roadrunner Entities, and, following the Closing, with the Coyote Entities will be deemed to be the attorney-client privilege and the expectation of client confidence of, and shall belong to and be controlled solely by, the Seller Group and shall not be waived by any of the Roadrunner Entities, the Coyote Entities or the applicable Designated Person, it being the intention of theParties hereto that all such rights to such attorney-client privilege and confidential information and to control such attorney-client privilege and such confidential information will be retained by the Seller Group, and none of the Roadrunner Entities or any of their respective Affiliates (including the Coyote Entities from and after the Closing) will access or attempt to access any such information or use it in any way. In addition, from and after the Closing, all of the client files and records of or in the possession of Ropes related to this Agreement, the negotiation, execution or performance of this Agreement or the transactions contemplated hereby will continue to be property of the Seller Group and controlled by the Seller Group, and none of the Roadrunner Entities or any of their respective Affiliates (including the Coyote Entities from and after the Closing) will retain any copies of such records or have or seek any access to them. Notwithstanding the foregoing, if after the Closing a dispute arises between New Pubco or one or more of its Subsidiaries, on the one hand, and a third party other than (and unaffiliated with) any Designated Person, on the other hand, then New Pubco or such Subsidiary (to the extent applicable) may assert the attorney-client privilege to prevent disclosure to such third party of confidential communications of the Current Representation; provided, that neither New Pubco, Roadrunner nor any of their respective Subsidiaries (including the Coyote Entities from and after the Closing) may waive such privilege without the prior written consent of the Sellers. Each of New Pubco and Roadrunner acknowledges that it has had adequate opportunity to consult with counsel of its choosing, and has consulted with such counsel, in connection with its decision to agree to the terms of this Section 10.15.

ARTICLE XI

DEFINITIONS

Section 11.01 Definitions. For purposes of this Agreement:

“Adjustment Time” means 11:59pm New York time on the day immediately prior to the Closing Date.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, directly or indirectly controlled by, or under direct or indirect common control with, such Person. For the purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

“Assignment and Assumption Agreement” means a customary assignment and assumption agreement with respect to the Blocker Parent LLC Interests, in form and substance reasonably satisfactory to the Sellers and New Pubco.

“Blocker Parent” means Cloudmed Blocker Parent, L.L.C., a Delaware limited liability company.

“Business Day” means any day except Saturday, Sunday or any days on which banks are generally not open for business in New York, New York.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136), together with all rules and regulations and guidance issued by any Governmental Authority with respect thereto.

“Cash” means (a) the aggregate amount of unrestricted cash and cash equivalents of the Coyote Entities, net of overdrafts, as of the Adjustment Time, calculated without duplication in accordance with GAAP (including adding outstanding inbound checks, drafts and wires and subtracting outstanding outbound checks, drafts and wires) plus (b) the aggregate amount of all Excluded Coyote Expenses to the extent paid prior to the Adjustment Time minus (c) the Operating Expense Amount. For the avoidance of doubt, Cash shall not include amounts held in escrow for the benefit of third parties.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA.

“Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Confidentiality Agreement” means that certain Mutual Confidentiality Agreement, dated as of September 13, 2021, by and between Roadrunner and Revint II.

“Consideration” means an aggregate of 138,400,874 shares of New Pubco Common Stock, subject to adjustment as follows: the foregoing number of shares of New Pubco Common Stock shall be (a) reduced (in the event the Coyote Net Debt Adjustment Amount is a negative number) by a number of shares of New Pubco Common Stock calculated by taking (y) the absolute value of the Coyote Net Debt Adjustment Amount, and dividing by (z) the New Pubco Per Share Price (for the avoidance of doubt, there shall be no adjustment pursuant to this clause (a) if the Coyote Net Debt Adjustment Amount is $0.00 or positive), (b) reduced (in the event the Coyote Net Transaction Expense Adjustment Amount is a negative number) or increased (in the event the Coyote Net Transaction Expense Adjustment Amount is a positive number) by a number of shares of New Pubco Common Stock calculated by taking (y) the absolute value of the Coyote Net Transaction Expense Adjustment Amount, and dividing by (z) the New Pubco Per Share Price (for the avoidance of doubt, there shall be no adjustment pursuant to this clause (b) if the Coyote Net Transaction Expense Adjustment Amount is $0.00), (c) increased by a number of shares New Pubco Common Stock equal to (i) the quotient of (y) the Interim Period Share Issuance Amount divided by (z) seven-tenths (0.7), minus (ii) the Interim Period Share Issuance Amount, (d) reduced by the number of Unvested Coyote Restricted Unit Shares and (e) reduced by a number of shares of New Pubco Common Stock calculated by taking(y) the value of the Specified Payment Amount and dividing by (z) the New Pubco Per Share Price.

“Contracts” means any binding agreement, contract, instrument, commitment, lease, guaranty, indenture, license, or other arrangement or understanding (

and all amendments, side letters, modifications and supplements thereto) between parties or by one party in favor of another party, whether written or oral (but excluding, in each instance purchase orders).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, decree, judgment, injunction or other Order, directive, guidelines or recommendations by any Governmental Authority or industry group in connection with or in response to COVID-19, including the CARES Act.

“Coyote Benefit Plan” means each Employee Benefit Plan currently sponsored or maintained by any Coyote Entity or to which any Coyote Entity makes, or has any obligation to make, any contributions or payments or with respect to which any Coyote Entity has or is reasonably expected to incur any liability.

“Coyote Employees” means any current or former employee, officer, director or individual independent contractor of any Coyote Entity.

“Coyote Entities” means, collectively, Coyote, Blocker Parent and any entities that will be Subsidiaries of Coyote or Blocker Parent following completion of the Coyote Reorganization.

“Coyote Net Debt” means (a) the Indebtedness of the Coyote Entities as of immediately prior to the Effective Time minus (b) the Cash of the Coyote Entities.

“Coyote Net Debt Adjustment Amount” means the amount equal to (a) $929,000,000 minus (b) the Coyote Net Debt (it being understood that the Coyote Net Debt Adjustment Amount shall be a negative number if Coyote Net Debt is greater than $929,000,000, and that the Coyote Net Debt Adjustment Amount shall be a positive number if the Coyote Net Debt is less than $929,000,000).

“Coyote Net Transaction Expense Adjustment Amount” means the amount equal to (a) thirty percent (30%) of the Roadrunner Transaction Expenses minus (b) seventy percent (70%) of the Coyote Transaction Expenses (it being understood that the Coyote Net Transaction Expense Amount shall be a negative number if the amount referred to in clause (b) is greater than clause (a), and that the Coyote Net Transaction Expense Adjustment Amount shall be a positive number if the amount referred to in clause (a) is greater than clause (b)).

“Coyote Reorganization” means the completion of the steps set forth in Section 8.02(E) of the Coyote Disclosure Schedule (as it may be amended in accordance with the terms of this Agreement).

“Coyote Transaction Expenses” means, without duplication, (a) all fees, costs and expenses (including, without limitation, fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants) incurred or payable by any of the Coyote Entities in connection with the negotiation and execution of this Agreement and the Transaction Agreements, the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby (including any such amounts required to be paid to any third party in connection with obtaining any consent, waiver or approval required to be obtained in connection with the consummation of the transactions contemplated hereby or thereby) and (b) all amounts (including (x) the employer portion of any associated payroll Taxes required to be paid by any of the Coyote Entities with respect thereto, (y) and any associated withholding Taxes in respect of Unvested Coyote Restricted Units required to be paid by any of the Coyote Entities by reason of a so-called “net settlement” of such units) payable by any of the Coyote Entities under any “change of control,” retention, incentive, termination, compensation, severance or other similar arrangements solely as a result of the consummation of the transactions contemplated hereby (excluding, for the avoidance of doubt, any such amounts that become payable as a result of any action or event (including any termination of employment) that occurs following the Closing), including any transaction or similar bonuses payable at or in connection with the Closing, in the case of each of clauses (a) and (b), (i) excluding (x) Excluded Coyote Expenses, (y) any amounts payable pursuant to the Triage Retention Bonus Awards and (z) fees, costs, expenses and other amounts incurred or payable as a result of Contracts entered into by Roadrunner or any of its Affiliates (other than Contracts entered into by any Coyote Entity prior to the Closing) and (ii) to the extent unpaid prior to the Closing Date.

“DGCL” means the General Corporation Law of the State of Delaware.

“Employee Benefit Plan” means, in each case whether or not subject to ERISA, each deferred compensation, bonus, incentive compensation, stock purchase, stock option or other equity compensation, welfare (including each “welfare plan” (within the meaning of Section 3(1) of ERISA)), retirement (including each “pension plan” (within the meaning of Section 3(2) of ERISA)), employment, change-in-control, retention, severance or other employee benefit or compensation plan, program, agreement, or arrangement.

“Environmental Laws” means any Law concerning protection of the environment or natural resources, pollution or public or worker health and safety (with respect to exposure to Hazardous Materials), in each case in effect on or prior to the Closing Date.

“Environmental Permits” means Permits that are required under Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person (whether incorporated or unincorporated) that together with any Coyote Entity is treated as a “single employer” within the meaning of Section 414 of the Code.

“EU Merger Regulation” means Council Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder).

“Excluded Coyote Expenses” means any out of pocket expenses of the Coyote Entities (excluding, for the avoidance of doubt, internal costs of the Coyote Entities) in connection with (i) complying with a “second request” with respect to the HSR Act or in-depth or second phase investigation before the European Commission, (ii) Regulatory Proceeding or (iii) complying with Section 7.13.

“Executive Order” means Executive Order No. 13224 – Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001, as amended from time to time.

“Existing Investor Rights Agreement” means the Investor Rights Agreement, dated as of February 16, 2016, between Roadrunner and TCP-ASC ACHI Series LLLP, as amended on January 15, 2021 (as the same may be amended, restated or modified from time to time).

“Financing Sources” means the Lenders that have committed to provide or arrange or otherwise entered into agreements to provide all or any part of the Financing, including the parties to any joinder agreements to the Financing Commitments, together with their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, controlling persons, agents and representatives and their respective successors and assigns.

“Fraud” means a claim for actual and intentional Delaware common law fraud with respect to the making of the representations and warranties set forth in this Agreement.

“GAAP” means United States generally accepted accounting principles as in effect from time to time but no later than the date of this Agreement.

“Governmental Authority” means any domestic (including federal, state or local), foreign or supranational government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency, or any arbitrator or arbitral body (public or private).

“Hazardous Material” means any material, substance or waste which is regulated by or may give rise to standards of conduct or liability under any Environmental Law because of its hazardous, toxic or otherwise dangerous or deleterious properties or characteristics, including petroleum products and byproducts, asbestos, toxic mold, polychlorinated biphenyls and per- and polyfluoroalkyl substances.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, at any specified time and without duplication, any of the following indebtedness of any Person (whether or not contingent and including, without limitation, any and all principal, accrued and unpaid interest, prepayment premiums or penalties, related expenses, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and other amounts which would be payable in connection therewith): (a) any obligations of such

Person for borrowed money or in respect of loans or advances (whether or not evidenced by bonds, debentures, notes, or other similar instruments or debt securities); (b) any obligations of such Person as lessee under any lease or similar arrangement required to be recorded as a capital lease in accordance with GAAP (determined as if FASB Accounting Standards Codification Topic 842, Accounting for Leases, had never been adopted and is not in effect); (c) all liabilities of such Person under or in connection with letters of credit or bankers’ acceptances, performance bonds, sureties or similar obligations that have been drawn down, in each case, to the extent of such draw; (d) $80,046,733, representing the aggregate amount of the deferred and contingent obligations set forth on Section 11.01(a) of the Coyote Disclosure Schedule (reduced on a dollar-for-dollar basis by any amounts in respect of such obligations that are paid prior to the Adjustment Time); (e) all liabilities of such Person under conditional sale or other title retention agreements; (f) all liabilities of such Person arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (g) all Taxes deferred pursuant to the CARES Act or any Payroll Tax Executive Order; (h) all liabilities for unpaid severance with respect to Coyote Employees terminated prior to the Closing (including the employer portion of any applicable Taxes relating thereto): (i) accrued lease liabilities with respect to closed, abandoned or vacant facilities, calculated in accordance with GAAP (for the avoidance of doubt, this shall not consider any liabilities under ASC 410); (j) with respect to Coyote, $530,000 in respect of certain state sales tax obligations; and (k) any liability or obligation of others described in the foregoing clauses (a)-(j) guaranteed by, or secured by any Lien on the assets of, such Person. For the avoidance of doubt, “Indebtedness” shall not include (i) any obligations or amounts in respect of Taxes (except as specified in clauses (g) and (h) above), (ii) any guarantees, letters of credit to the extent not drawn upon, performance bonds, sureties and/or similar obligations of any kind or nature issued by or on behalf of the Coyote Entities, in each case, in connection with any customer contracts, or proposals or otherwise or (iii) intercompany accounts, payables or loans of any kind or nature with respect to Coyote and its wholly-owned Subsidiaries.

“Intellectual Property” means intellectual property rights in or to any or all of the following: (a) all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, (b) all inventions (whether patentable or not), invention disclosures, improvements, Software, trade secrets, proprietary information, know-how, technology, technical data and customer lists, and all documentation relating to any of the foregoing, (c) all works of authorship (whether copyrightable or not), all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto, (d) all industrial designs and any registrations and applications therefor, (e) all domain names, trade names, logos, slogans, designs, trade dress, common law trademarks and service marks, trademark and service mark and trade dress registrations and applications therefor, and (f) all other intellectual or proprietary rights existing anywhere in the world.

“Interim Period Share Issuance Amount” means, without duplication, the sum of (a) the number of shares of Roadrunner Common Stock and New Pubco Common Stock, (b) securities convertible into, or exercisable or exchangeable for, shares of Roadrunner Common Stock or New Pubco Common Stock(calculated on an as-converted, as-exercised or as-exchanged to Roadrunner Common Stock or New Pubco Common Stock basis, as applicable), and (c) securities the value of which is based on securities described in the foregoing clauses (a) or (b) (based on the number of underlying reference securities), in each case that are issued (or promised to be issued) by Roadrunner or New Pubco to the Person(s) identified on Section 11.01 of the Roadrunner Disclosure Schedule after December 31, 2021 and before the Closing.

“Intervening Event” means (i) a material favorable change in the business of Roadrunner and its subsidiaries, taken as a whole, that first occurs after the date of this Agreement that was not known to the board of directors of Roadrunner and was not reasonably foreseeable to the board of directors of Roadrunner, in either case, as of or prior to the date of the execution and delivery of this Agreement, or (ii) the existence of a bona fide proposal from a third party with respect to a Conflicting Transaction that was not solicited in violation of Section 7.12(b); provided, that in no event shall the following events, changes or developments constitute or be taken into account in determining an Intervening Event: (a) any change in the price or trading volume of Roadrunner equity securities (provided that the underlying cause of such change may be taken into account in determining whether there has been an Intervening Event), (b) any development, change in the industries in which Roadrunner and its Subsidiaries operate, (c) any breach by Roadrunner of this Agreement, or (d) the fact in and of itself that Roadrunner exceeds internal or published projections.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, and all other information technology equipment, and all associated documentation owned by any Coyote Entity, licensed or leased to any Coyote Entity pursuant to a written agreement.

“Knowledge” means (a) with respect to any Coyote Entity, the actual knowledge of Lee Rivas, Kyle Hicok, Jennifer Williams, Kathryn Stalmack, Ray Thaler, Kristina Bourke, Sriram Upadhyayula, Steven Albert and Tiffany Lewis after reasonable inquiry of their respective direct reports; and (b) with respect to Roadrunner, the actual knowledge of Joe Flanagan, Rachel Wilson, John Sparby, Vijay Kotte, Kate Sanderson, Jay Sreedharan, Harvey Ewing and Sean Radcliffe after reasonable inquiry of their respective direct reports.

“Law” or “Laws” means any law (including common law), acts, statutes, rules, codes, regulations, ordinances or Orders of, or issued by, any Governmental Authority.

“Leased Real Property” means the premises, land, buildings, structures, improvements, and the parcels of real property currently leased, subleased or otherwise occupied by the Coyote Entities, together with all fixtures and improvements thereon.

“Lien” means any security interest, pledge, bailment (in the nature of a pledge or for purposes of security), mortgage, deed of trust, the grant of a power to confess judgment, conditional sales and title retention agreement (including any lease in the nature thereof), charge, encumbrance or other similar arrangement or interest in real or personal property.

“LLC Act” means the Delaware Limited Liability Company Act, as amended.

“Material Adverse Effect” means any change, event, occurrence or circumstance, that, individually or in the aggregate with all other changes, events, occurrences and circumstances, results in, orwould reasonably be expected to result in, a material adverse effect on(a) the financial condition, business, results of operations, assets or liabilities of the Coyote Entities, taken as a whole, or (b) the ability of the Coyote Entities to consummate the transactions contemplated by this Agreement or the other Transaction Agreements; except, solely with respect to clause (a), to the extent resulting from (i) changes in general local, domestic, foreign, or international economic conditions, financial markets, capital markets or credit markets, (ii) changes affecting generally the industry in which the Coyote Entities operate, (iii) acts of war, sabotage or terrorism, military actions or the escalation thereof or natural disasters, (iv) any changes in applicable Law or accounting rules or principles, including changes in GAAP, (v) any action required or contemplated by this Agreement or the other Transaction Agreements or the failure to take any action prohibited by this Agreement or the other Transaction Agreements, (vi) the announcement of the transactions contemplated by this Agreement and the other Transaction Agreements, including the impact thereof on the relationships, contractual or otherwise, of the Coyote Entities with employees, suppliers, customers, partners, vendors or other third parties, (vii) any action taken or refrained from being taken at the express request, or with the express approval or consent, of Roadrunner, (viii) changes in regulatory, legislative or political conditions in the United States or any other country or region in the world, (ix) the failure, in and of itself, by the Coyote Entities to meet any estimates or expectations of revenue, earnings or other financial performance or results of operations for any period, including internal budgets, plans, projections or forecasts of revenues, earnings or other financial performance or results of operations (provided that this clause (ix) shall not prevent a determination that any change, cause or effect underlying any such failure to meet such estimates or forecasts has resulted in a Material Adverse Effect (to the extent such change, cause or effect is not otherwise excluded from this definition of Material Adverse Effect)) or (x) any COVID-19 Measures; provided that in the case of clauses (i), (ii), (iii), (iv), (viii) or (x), if the impact of such change, event, occurrence or circumstance is materially and disproportionately adverse to the Coyote Entities, taken as a whole, relative to the operations of other participants operating in the industries in which the Coyote Entities operate, the incremental material and disproportionate impact may be taken into account in determining whether there has been a Material Adverse Effect.

“NASDAQ” means the Nasdaq Global Market and any successor stock exchange or inter-dealer quotation system operated by the Nasdaq Stock Market, LLC.

“New Pubco Common Stock” means the Common Stock, $0.01 par value per share, of New Pubco.

“New Pubco Per Share Price” means $24.83.

“New Pubco Preferred Stock” means the Preferred Stock, $0.01 par value per share, of New Pubco.

“Operating Expense Amount” means $1,000,000.

“Order” means any writ, decree, award, order, judgment, injunction, ruling, determination or consent decree of or by a Governmental Authority.

“Owned Coyote IP” means all Intellectual Property owned or purported to be owned by any Coyote Entity (including any Intellectual Property set forth or required to be forth on Section 3.11(a)(i) of the Coyote Disclosure Schedule).

“Owned Real Property” means all parcels of real property, together with all buildings and structures located thereon, owned by any Coyote Entity, together with all fixtures and improvements thereon, and all easements and other rights and interests appurtenant thereto.

“Parties” means Roadrunner, New Pubco, Merger Sub, Coyote, Coyco 1, and Coyco 2, and “Party” means any one of them.

“Partnership Tax Audit Rules” means Code Sections 6221 through 6241, together with any regulations or guidance issued thereunder or successor provisions and any similar provisions of state or local tax Laws.

“Pass-Through Income Tax Returns” means any income Tax Return (such as a IRS Form 1065 and associated Forms K-1, K-2, and K-3 and corresponding state and local Tax Returns) for a Pre-Closing Tax Period (including a Straddle Period) for any Coyote Entity that allocates income, gains, losses, deductions or other Tax attributes or Taxes to its owners and does not reflect or concern Taxes that are imposed on the entity itself for which the Tax Return is filed (disregarding the potential application of the Partnership Audit Tax Rules with respect to the potential imposition of Taxes on such entity). By way of example, Tax Returns primarily concerning property Taxes, sales and use Taxes, payroll Taxes and withholding Taxes are not Pass-Through Income Tax Returns.

“Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Public Law 107-56), as amended.

“Patriot Act Related Laws” means those Laws, regulations, orders and sanctions, state and federal, criminal and civil, that (a) limit the use and/or seek the forfeiture of proceeds from illegal transactions, (b) limit commercial transactions with designated countries or individuals believed to be terrorists, narcotic dealers or otherwise engaged in activities contrary to the interests of the U.S., (c) require identification and documentation of the parties with whom a financial institution conducts business, or (d) are designed to disrupt the flow of funds to terrorist organizations. For purposes of clarification, Patriot Act Related Laws shall be deemed to include the Executive Order, the Patriot Act, the Bank Secrecy Act (31 U.S.C. §§ 5311 et seq.), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701 et seq.), the Trading with the Enemy Act (50 U.S.C. Appx. 1 et seq.), the Cuban Democracy Act (22 U.S.C.§§ 6001-10), the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act (22 U.S.C. 6021-91), the Iraq Sanctions Act of 1990 (Pub. L. 101-513), the Terrorism Sanctions Regulations (31 C.F.R. Part 595), the Antiterrorism and Effective Death Penalty Act of 1996 (8 U.S.C. § 1189, 18 U.S.C. § 2332b and 18 U.S.C. § 2332d), the Terrorism List Governments Sanctions Regulations (31 C.F.R. Part 596), the Foreign Terrorist Organizations Sanctions Regulations (31 C.F.R. Part 597), the United Nations Participation Act (22 U.S.C. § 287c), and the International Security and Development Cooperation Act (22 U.S.C. §§ 2349 aa-9); each as amended, and the sanctions regulations promulgated pursuant to the foregoing by the Office of Foreign Assets Control of the U.S. Department of Treasury, as well as Laws relating to prevention and detection of money laundering in Sections 1956 and 1957 of Title 18 of the U.S. Code, as amended.

“Payroll Tax Executive Order” means any U.S. presidential memorandum, executive order or similar pronouncement permitting or requiring the deferral of any payroll Taxes (including those imposed by Section 3101(a) and 3201 of the Code).

“Permit” means any approval, consent, variance, commission, franchise, exemption, order, approval, ratification, registration, waiver, authorization, license, permit, certificate or clearance issued, granted or required by or under the authority of any Governmental Authority or pursuant to any Law (but excluding Intellectual Property and Registered Intellectual Property).

“Permitted Liens” means (a) Liens imposed by Law for Taxes, assessments and governmental charges or levies not yet due and payable or that are being properly contested and reflected in the relevant financial statements in accordance with GAAP, (b) statutory Liens of landlords, (c) Liens and security interests of carriers, warehousemen, mechanics, materialmen, landlords, repairmen, and other Liens imposed by Law or contract incurred in the ordinary course for amounts that are not due and payable or that are being properly contested, (d) pledges and deposits made in the ordinary course in compliance with workers’ compensation, unemployment insurance and other social security Laws or regulations or to secure public or statutory obligations, (e) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety, indemnity and appeal bonds, performance and return-of-money and fiduciary bonds and other obligations of a like nature, in each case in the ordinary course, (f) easements, zoning restrictions, rights-of-way, licenses, covenants, conditions, minor defects, encroachments or irregularities in title and similar encumbrances on or affecting any real property that are not violated by the current use or occupancy of the subject real property, do not secure any monetary obligations, and do not or would not materially interfere with the ordinary conduct of business at any real property subject to such Liens, (g) non-exclusive licenses of Intellectual Property granted by any Coyote Entity in the ordinary course of business and (h) Liens on goods held by suppliers arising in the ordinary course for sums not yet delinquent or that are being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor and as long as such Lien remains unperfected.

“Person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Authority or other entity.

“Personal Information” means any information that identifies, relates to, describes, is capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular consumer or household.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period through the end of the Closing Date.

“Pro Rata Share” means, with respect to each Seller, the percentage determined by dividing (a) the aggregate number of Blocker Parent LLC Interests to be sold and transferred by such Seller to New Pubco hereunder by (b) the aggregate number of Blocker Parent LLC Interests held by all Sellers; provided, that in no event shall the aggregate Pro Rata Shares of the Sellers exceed 100%. The Pro Rata Share shall be calculated by Sellers and delivered to Roadrunner in writing.

“Proceeding” means any action, arbitration, charge, claim, suit, complaint, governmental audit, hearing, inquiry, investigation, litigation, proceeding, qui tam action, suit (whether civil, criminal, administrative, judicial, or investigative) commenced, brought, conducted, or heard by or before any Governmental Authority or arbitrator, whether at law or in equity or in arbitration.

“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Registered Intellectual Property” means all (a) patents and patent applications (including provisional applications), (b) registered trademarks, service marks, and trade dress, applications to register trademarks, service marks, and trade dress, intent-to-use applications, or other registrations or applications of trademarks, service marks, and trade dress, (c) registered copyrights and applications for copyright registration, and (d) domain name registrations.

“Related Party” means any director, officer, manager or employee of any of the Coyote Entities or the Sellers, any immediate family member of such a director, officer or employee, or any holder of 5% or more of the shares or ownership interest of any Coyote Entity or any Seller.

“Representatives” means, collectively, as to any Person, such Person’s officers, directors, employees, accountants, consultants, legal counsel, investment bankers, financial advisors, agents and other representatives.

“Revint II” means Revint Intermediate II, LLC, a Delaware limited liability company.

“Roadrunner Acquisition Transaction” means: (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Roadrunner that, in any such case, results in any Person (or, in the case of a direct merger between such third party and Roadrunner or any other Roadrunner Subsidiary, the shareholders of such third party) acquiring 15% or more of the issued and outstanding shares of Roadrunner Common Stock; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, 15% or more of the consolidated assets of Roadrunner; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 15% or more of the votes attached to the outstanding securities of Roadrunner; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 15% or more of the issued and outstanding shares of Roadrunner Common Stock; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing, in each case, excluding the issuance of shares pursuant to the exercise of the Warrants.

“Roadrunner Benefit Plans” means each Employee Benefit Plan currently sponsored or maintained by Roadrunner or any of its Subsidiaries or to which Roadrunner or any of its Subsidiaries makes, or has any obligation to make, any contributions or payments or with respect to which any Coyote Entity has or is reasonably expected to incur any liability.

“Roadrunner Common Stock” means the common stock, $0.01 par value per share, of Roadrunner.

“Roadrunner Employees” means any current or former employee, officer, director or individual independent contractor of Roadrunner or any Roadrunner Subsidiary.

“Roadrunner Equity Incentive Plan” means Roadrunner’s Third Amended and Restated 2010 Stock Incentive Plan, as amended or modified from time to time.

“Roadrunner Existing Credit Facility” means the Amended and Restated Credit Agreement, dated as of July 1, 2021, by and among Roadrunner, Bank of America, N.A., as administrative agent, the financial institutions party thereto from time to time as lenders, and the other parties party thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Roadrunner Material Adverse Effect” means any change, event, occurrence or circumstance, that, individually or in the aggregate with all other changes, events, occurrences and circumstances, results in, or would reasonably be expected to result in, a material adverse effect (a) on the financial condition, business, results of operations, assets or liabilities of Roadrunner and its Subsidiaries, taken as a whole, or (b) on the ability of Roadrunner, New Pubco or Merger Sub to consummate the transactions contemplated by this Agreement or the other Transaction Agreements; except, solely with respect to clause (a), to the extent resulting from (i) changes in general local, domestic, foreign, or international economic conditions, financial markets, capital markets or credit markets, (ii) changes affecting generally the industry in which Roadrunner and its Subsidiaries operate, (iii) acts of war, sabotage or terrorism, military actions or the escalation thereof or natural disasters, (iv) any changes in applicable Law or accounting rules or principles, including changes in GAAP, (v) any action required or contemplated by this Agreement or the other Transaction Agreements or the failure to take any action prohibited by this Agreement or the other Transaction Agreements, (vi) the announcement of the transactions contemplated by this Agreement and the other Transaction Agreements, including the impact thereof on the relationships, contractual or otherwise, of Roadrunner and its Subsidiaries with employees, suppliers, customers, partners, vendors or other third parties, (vii) any action taken or refrained from being taken at the express request, or with the express approval or consent, of a Coyote Entity, (viii) changes in regulatory, legislative or political conditions in the United States or any other country or region in the world, (ix) the failure, in and of itself, by Roadrunner and its Subsidiaries to meet any estimates or expectations of revenue, earnings or other financial performance or results of operations for any period, including internal budgets, plans, projections or forecasts of revenues, earnings or other financial performance or results of operations (provided that this clause (ix) shall not prevent a determination that any change, event, occurrence or circumstance underlying any such failure to meet such estimates or forecasts has resulted in a Roadrunner Material Adverse Effect (to the extent such change, event, occurrence or circumstance is not otherwise excluded from this definition of Roadrunner Material Adverse Effect)) or (x) any COVID-19 Measures; provided that in the case of clauses (i), (ii), (iii), (iv), (viii) or (x), if the impact of such change, event, occurrence or circumstance is materially and disproportionately adverse to Roadrunner and its Subsidiaries, taken as a whole, relative to the operations of other participants operating in the industries in which Roadrunner and its Subsidiaries operate, the incremental material and disproportionate impact may be taken into account in determining whether there has been a Roadrunner Material Adverse Effect.

“Roadrunner Preferred Stock” means the preferred stock, $0.01 par value per share, of Roadrunner.

“Roadrunner SEC Reports” means all documents and other materials filed or furnished by Roadrunner with the SEC since January 1, 2019 that are publicly available at least one (1) Business Day prior to the date of this Agreement.

“Roadrunner Transaction Expenses” means, without duplication, (a) all fees, costs and expenses (including, without limitation, fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants) incurred or payable (whether or not paid prior to the Closing) by Roadrunner, New Pubco and their Subsidiaries in connection with the negotiation and execution of this Agreement and the Transaction Agreements, the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby, (b) all amounts (including the employer portion of any associated payroll Taxes required to be paid by any of the Roadrunner Entities with respect thereto) payable by any of the Roadrunner Entities under any “change of control,” retention, incentive, termination, compensation, severance or other similar arrangements solely as a result of the consummation of the transactions contemplated hereby (excluding, for the avoidance of doubt, any such amounts that become payable as a result of any action or event (including any termination of employment) that occurs following the Closing), including any transaction or similar bonuses payable at or in connection with the Closing, and (c) the aggregate amount of all Excluded Coyote Expenses to the extent such Excluded Coyote Expenses are unpaid prior to the Adjustment Time, in each case, excluding fees, costs and expenses incurred in connection with the Financing.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended (including the rules and regulations promulgated thereunder).

“Software” means all computer software programs (including any source code or object code), together with any error corrections, updates, modifications, or enhancements thereto, in both machine-readable form and human-readable form, including all comments and any procedural code.

“Specified Cash Payee” means each Person to whom any portion of the Specified Payment Amount is payable.

“Specified Foreign Competition Laws” means the Laws specified on Section 7.03(b) of the Coyote Disclosure Schedules.

“Specified Payment Amount” means the aggregate amount payable in respect of the transactions described on Section 11.01(b) of the Coyote Disclosure Schedule, in each case solely to the extent unpaid as of the Adjustment Time.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, limited liability company, partnership or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Tax Return” means any report, return, declaration, claim for refund or information return or statement or other information required to be supplied to a Governmental Authority in connection with Taxes, including estimated returns and reports with respect to Taxes including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means any federal, state, local, or non-U.S. income, gross receipts, license; payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, customs duties, capital stock, branch, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, goods and services, alternative or add on minimum, estimated, or other tax of any kind whatsoever imposed by a Governmental Authority, including any interest, penalty, or addition thereto, whether disputed or not, and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“TCP-ASC” means TCP-ASC ACHI Series LLLP, a Delaware limited liability limited partnership

“Trade Controls” means any Laws relating to economic or trade sanctions (including the Laws administered or enforced by the United States and the United Nations Security Council), export, reexport, transfer, and import controls (including the Export Administration Regulations), and U.S. antiboycott requirements.

“Transaction Agreements” means this Agreement (including the Coyote Disclosure Schedule and the Roadrunner Disclosure Schedule), the Registration Rights Agreement, the Seller Investor Rights Agreement, the TCP-ASC Investor Rights Agreement, the Voting Agreement, the Assignment and Assumption Agreement and any other certificate or other instrument executed and delivered by any Party in connection herewith.

“Treasury Regulations” means the regulations, including temporary regulations, promulgated by the United States Treasury Department under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Triage Retention Bonus Awards” means all retention bonuses that were granted under the Triage Consulting Group Retention Bonus Plan, dated October 15, 2020.

“Union” means any labor union, labor organization, works council, or similar employee representative body.

“Warrants” means (i) the Warrant, dated as of February 16, 2016, between Roadrunner and TCP-ASC ACHI Series LLLP, and (ii) the Warrant, dated as of January 23, 2018, between Roadrunner and IHC Health Services, Inc., in each case, as such Warrant may be amended or modified from time to time.

Section 11.02 Index of Defined Terms. The following is an index of all defined terms utilized in this Agreement other than the terms defined in Section 11.01:

Defined Term	Section
280G Shareholder Vote	Section 7.19
Accounting Firm	Section 1.03(c)
Acquisition Proposal	Section 7.12
Agreement	Preamble
Alternate Financing	Section 7.13(f)
Alternate Financing Commitment	Section 7.13(f)
Anti-Kickback Statute	Section 3.25(a)(i)
Blocker Parent LLC Interests	Section 4.05
Buyer Benefit Plan	Section 7.07(a)
CBA	Section 3.12(a)(iv)
Change in Recommendation	Section 7.08(b)
Closing	Section 1.04
Closing Date	Section 1.04
Closing Statement	Section 1.03(b)
Consenting Party	Section 6.03
Continuing Employee	Section 7.07(a)
Contribution	Section 1.02(a)
Coyote	Preamble
Coyote 2021 Interim Financial Statements	Section 3.06(b)
Coyote Annual Financial Statements	Section 3.06(a)
Coyote Disclosure Schedule	ARTICLE III
Coyote Existing Debt	Section 7.15(b)
Coyote Membership Interests	Section 3.03(a)
Coyote Related Parties	Section 9.02(d)
Coyote Reorganization Tax Treatment	Section 7.06(l)
Coyote Tax Partnership	Section 7.06(d)
Coyote Tax Partnerships	Section 7.06(d)
Coyote Tax Proceeding	Section 7.06(g)
Coyote Tax Returns	Section 7.06(d)
Data Security Requirements	Section 3.26(a)
D&O Insurance	Section 7.14(b)
Effective Time	Section 1.01(b)

Defined Term	Section
End Date	Section 9.01(c)
Estimated Closing Statement	Section 1.03(a)
Estimated Consideration	Section 1.03(a)
Fee Letter	Section 5.16(a)
Financial Statement Requirements	Section 7.04(c)(i)
Financing	Section 5.16(a)
Financing Agreements	Section 7.13(e)
Financing Commitment	Section 5.16(a)
Financing Documents	Section 7.13(a)(i)
First Merger	Coyote Disclosure Schedules Section 8.02(E)
Improvements	Section 3.09(c)
Indemnified Party	Section 7.14(a)
Insurance Policies	Section 3.23
Intended Tax Treatment	Section 7.06(a)
IP License	Section 3.11(a)
Latest Balance Sheet	Section 3.06(b)
Lenders	Section 5.16(a)
Material Contracts	Section 3.12(a)
Material Customers	Section 3.29
Material Suppliers	Section 3.29
Maximum Annual Premium	Section 7.14(b)
Merger	Section 1.01(a)
Merger Filing	Section 1.01(b)
Merger Sub	Preamble
New Pubco	Preamble
New Pubco Charter	Section 1.05(b)
NMC AIV	Coyote Disclosure Schedules Section 8.02(E)
NMC Blocked LPs	Coyote Disclosure Schedules Section 8.02(E)
NMC Blocker	Section 4.02(d)
NMC GP	Coyote Disclosure Schedules Section 8.02(E)
NMC Ranger 2 LLC	Coyote Disclosure Schedules Section 8.02(E)
Objection Notice	Section 1.03(c)
Payoff Amount	Section 7.15(b)
Payoff Letter	Section 7.15(b)
Prohibited Amendment	Section 7.13(f)
Proxy Statement	Section 7.04(a)
Push-Out Election	Section 7.06(i)
Recommendation	Section 5.05
Registration Rights Agreement	Section 7.11
Registration Statement	Section 7.04(a)
Regulatory Proceeding	Section 7.03(b)
Requesting Party	Section 6.03
Required Amount	Section 5.16(b)
Requisite Vote	Section 5.05
Roadrunner	Preamble

Defined Term	Section
Roadrunner Disclosure Schedule	ARTICLE V
Roadrunner Related Parties	Section 9.02(d)
Roadrunner Subsidiary	Section 5.03(a)
Roadrunner Subsidiary Equity Interests	Section 5.03(b)
Rule 16b-3 Exemption	Section 5.19
Second Merger	Coyote Disclosure Schedules Section 8.02(E)
Securities	Section 4.07(a)
Security Incident	Section 3.26(c)
Seller Investor Rights Agreement	Section 7.11
Seller Subsidiary Equity Interest	Section 4.02(c)
Sellers	Preamble
Stock Issuance	Section 5.05
Stockholders Meeting	Section 7.08(a)
Subsidiary Equity Interests	Section 3.02(c)
Surviving Entity	Section 1.01(a)
Tangible Assets	Section 3.22
Tax Partnership	Coyote Disclosure Schedules Section 8.02(E)
TCP-ASC Investor Rights Agreement	Section 7.11
Transaction Expense Reimbursement Amount.	Section 9.02(b)
Transactions	Section 1.02(a)
Unvested Coyote Restricted Unit Shares	Coyote Disclosure Schedules Section 2.05
Unvested Coyote Restricted Units	Coyote Disclosure Schedules Section 2.05
Voting Agreement	Recitals
Waived Payments	Section 7.19
Waivers	Section 7.19
WARN Act	Section 3.16(b)
willful and material breach	Section 9.02(a)

IN WITNESS WHEREOF, the Parties have duly executed this Agreement, all as of the date first written above.

.

R1 RCM INC.

By:	/s/ Joseph Flanagan
Name:	Joseph Flanagan
Title:	Chief Executive Officer and President

PROJECT ROADRUNNER PARENT INC.

By:	/s/ Joseph Flanagan
Name:	Joseph Flanagan
Title:	Chief Executive Officer and President

PROJECT ROADRUNNER MERGER SUB INC.

By:	/s/ Joseph Flanagan
Name:	Joseph Flanagan
Title:	Chief Executive Officer and President

Signature Page to Transaction Agreement and Plan of Merger

REVINT HOLDINGS, LLC

By:	/s/ Matthew S. Holt
Name:	Matthew S. Holt
Title:	Vice President

[Signature Page to Transaction Agreement and Plan of Merger]

COYCO 1, L.P.

By:	/s/ Matthew S. Holt
Name:	Matthew S. Holt
Title:	President

[Signature Page to Transaction Agreement and Plan of Merger]

COYCO 2, L.P.

By:	/s/ Matthew S. Holt
Name:	Matthew S. Holt
Title:	President

[Signature Page to Transaction Agreement and Plan of Merger]

Solely for the purposes of Section 1.02(a) and, solely as it relates to a remedy of specific performance with respect to Section 1.02(a), Section 9.04:

NMC RANGER HOLDINGS, LLC

By:	/s/ Jack W. Qian
Name:	Jack W. Qian
Title:	President

[Signature Page to Transaction Agreement and Plan of Merger]

Exhibit 4.1

SECOND AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

Second Amended and Restated Registration Rights Agreement (this “Agreement”), dated as of [•], 2022, by and among R1 RCM Inc., a Delaware corporation (the “Company”), [•] (formerly known as R1 RCM Inc.), a Delaware corporation and wholly-owned subsidiary of the Company (“Former Pubco”), TCP-ASC ACHI Series LLLP, a Delaware limited liability limited partnership (“TCP-ASC”), IHC Health Services, Inc., a Utah non-profit corporation (“IHC”), CoyCo 1, L.P., a Delaware limited partnership (“CoyCo 1”), CoyCo 2, L.P., a Delaware limited partnership (“CoyCo 2”), and Shared Business Services, LLC, a Delaware limited liability company and a subsidiary of LifePoint Health, Inc., a Delaware corporation (“LifePoint” and, together with TCP-ASC, IHC, CoyCo 1 and CoyCo 2 and their respective Permitted Transferees, collectively, the “Investors”).

WHEREAS, on December 7, 2015, Former Pubco and TCP-ASC entered into a Securities Purchase Agreement (the “TCP-ASC Purchase Agreement”) pursuant to which Former Pubco agreed to sell to TCP-ASC, and TCP-ASC agreed to purchase from Former Pubco, $200.0 million of shares of Roadrunner Preferred Stock and a warrant to purchase up to 60,000,000 shares of common stock of Former Pubco (the “TCP-ASC Warrant”) on the terms and subject to the conditions set forth in the TCP-ASC Purchase Agreement;

WHEREAS, in connection with the TCP-ASC Purchase Agreement, Former Pubco and TCP-ASC entered into that certain Registration Rights Agreement, dated as of February 16, 2016, by and between such parties (the “Original Agreement”);

WHEREAS, on January 23, 2018, (i) Former Pubco and IHC entered into a Securities Purchase Agreement (the “IHC Purchase Agreement”) pursuant to which Former Pubco agreed to sell to IHC, and IHC agreed to purchase from Former Pubco, $20.0 million of common stock of Former Pubco and a warrant to purchase 1,500,000 shares of common stock of Former Pubco (the “IHC Warrant”) on the terms and subject to the conditions set forth in the IHC Purchase Agreement and (ii) Former Pubco, TCP-ASC and IHC entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Agreement”) pursuant to Section 11(j) of the Original Agreement;

WHEREAS, on January 22, 2021, (i) Former Pubco and LifePoint entered into a Securities Purchase Agreement (the “LifePoint Purchase Agreement”) pursuant to which Former Pubco agreed to sell to LifePoint, and LifePoint agreed to purchase from Former Pubco, 34,212 shares of common stock of Former Pubco on the terms and subject to the conditions set forth in the LifePoint Purchase Agreement and (ii) LifePoint, Former Pubco and TCP-ASC entered into a Joinder and Amendment to the Amended and Restated Registration Rights Agreement (the “Joinder Agreement”);

WHEREAS, on January 9, 2022, the Company, Former Pubco, Project Roadrunner Merger Sub Inc., a Delaware corporation (“Merger Sub”), Revint Holdings, LLC, a Delaware limited liability company (“Coyote”), CoyCo 1 and CoyCo 2 entered into a Transaction Agreement and Plan of Merger (the “CoyCo Transaction Agreement”), pursuant to which, among other things, (i) Merger Sub merged with and into Former Pubco (with Former Pubco as the surviving corporation), in connection with which each outstanding share of common stock of Former Pubco was converted into one share of common stock of the Company, par value $[0.01] (“Common Stock”), (ii) the Company acquired Cloudmed Blocker Parent, L.L.C., a Delaware limited liability company, of which Coyote is a wholly-owned subsidiary, in connection with which the Company issued to CoyCo 1 [___] shares of Common Stock and issued to CoyCo 2 [___] shares of Common Stock on the terms and subject to the conditions and adjustments set forth in the CoyCo Transaction Agreement and (iii) the TCP-ASC Warrant and the IHC Warrant ceased to represent or relate to a share of common stock of Former Pubco and were converted automatically to represent or relate to a share of Common Stock on substantially the same terms and conditions as applied to the TCP-ASC Warrant or the IHC Warrant, as applicable, immediately prior to the Effective Time (the TCP-ASC Warrant as so converted, the “TCP-ASC Converted Warrant” and the IHC Warrant as so converted, the “IHC Converted Warrant”);

WHEREAS, as a result of the transactions contemplated by the CoyCo Transaction Agreement, the Company has become a public company with its Common Stock listed on Nasdaq and Former Pubco is a wholly-owned subsidiary of the Company; and

WHEREAS, the Company, Former Pubco, TCP-ASC, IHC and LifePoint desire to amend and restate in its entirety the Amended and Restated Agreement on the terms and conditions contained herein and to enter into this Agreement along with CoyCo 1 and CoyCo 2.

NOW, THEREFORE, in consideration of the foregoing and the agreements contained in this Agreement, and intending to be legally bound by this Agreement, the Company, Former Pubco and each Investor agree as follows:

Section 1. Definitions. As used in this Agreement, the following terms shall have the respective meanings set forth in this Section 1:

“Adverse Disclosure” means public disclosure of material non-public information that, in the good faith judgment of the Company (after consultation with legal counsel), (i) would be required to be made in any registration statement filed with the SEC by the Company so that such registration statement would not be materially misleading, (ii) would not be required to be made at such time but for the filing, effectiveness or continued use of such registration statement and (iii) the Company has a bona fide business purpose for not disclosing publicly.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Amended and Restated Agreement” shall have the meaning set forth in the recitals of this Agreement.

“Automatic Shelf Registration Statement” means an “automatic shelf registration statement” as defined in Rule 405 under the Securities Act.

“Board of Directors” has the meaning set forth in this Section 1.

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“Business Day” shall mean a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.

“Common Stock” shall have the meaning set forth in the recitals of this Agreement.

“Company” shall have the meaning set forth in the preamble of this Agreement.

“CoyCo 1” shall have the meaning set forth in the recitals of this Agreement.

“CoyCo 2” shall have the meaning set forth in the recitals of this Agreement.

“CoyCo Investor Rights Agreement” means that certain Investor Rights Agreement, dated as of [•], 2022, by and between CoyCo 1, CoyCo 2 and the Company.

“CoyCo Transaction Agreement” shall have the meaning set forth in the recitals of this Agreement.

“Effectiveness Deadline” means with respect to any registration statement required to be filed to cover the resale by any Investor of Registrable Securities pursuant to Section 2, (i) the date such registration statement is filed, if the Company is a WKSI, as of such date and such registration statement is an Automatic Shelf Registration Statement eligible to become immediately effective upon filing pursuant to Rule 462, or (ii) if the Company is not a WKSI, as of the date such registration statement is filed, the fifth (5th) Business Day following the date on which the Company is notified by the SEC that such registration statement will not be reviewed or is not subject to further review and comments and will be declared effective upon request by the Company.

“Filing Deadline” means with respect to any registration statement required to be filed to cover the resale by any Investor of Registrable Securities pursuant to Section 2, (i) fifteen (15) Business Days following the written notice of demand therefor by such Investor, if the Company is a WKSI, as of the date of such demand, or (ii) if the Company is not a WKSI, as of the date of such demand, (x) twenty (20) Business Days following the written notice of demand therefor if the Company is then eligible to register for resale the Registrable Securities on Form S-3 or (y) if the Company is not then eligible to use Form S-3, forty-five (45) Business Days following the written notice of demand therefor, provided that, to the extent that the Company has not been provided the information regarding such Investor and its Registrable Securities in accordance with Section 9(b) at least two (2) Business Days prior to the applicable Filing Deadline, then the such Filing Deadline shall be extended to the second (2nd) Business Day following the date on which such information is provided to the Company.

“Former Pubco” shall have the meaning set forth in the recitals of this Agreement.

“Freely Tradable” shall mean, with respect to any security, a security that (a) is eligible to be sold by the holder thereof without any volume or manner of sale restrictions under the Securities Act pursuant to Rule 144 thereunder, (b) bears no legends restricting the transfer thereof and (c) bears an unrestricted CUSIP number (to the extent such security is issued in global form).

“IHC” shall have the meaning set forth in the recitals of this Agreement.

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“IHC Converted Warrant” shall have the meaning set forth in the recitals of this Agreement.

“IHC Purchase Agreement” shall have the meaning set forth in the recitals of this Agreement.

“IHC Warrant” shall have the meaning set forth in the recitals of this Agreement.

“Indemnified Party” shall have the meaning set forth in Section 8(c).

“Indemnifying Party” shall have the meaning set forth in Section 8(c).

“Investor Designee” means, for so long as the Ownership Threshold is met, an individual who may be nominated to the Board of Directors of the Company (“Board of Directors”), by the Investor, who shall be either the Chief Executive Officer or Chief Financial Officer of the Investor or an individual who is “independent” as defined in the listing standards of Nasdaq (or other United States national securities exchange that the Common Stock is listed upon, if any) and applicable law.

“Investor Indemnitee” shall have the meaning set forth in Section 8(a).

“Investors” shall have the meaning set forth in the preamble of this Agreement.

“Joinder Agreement” shall have the meaning set forth in the recitals of this Agreement.

“Law” shall mean any federal, state, local, foreign or other law, statute, regulation, rule, ordinance, code, convention, directive, order, determination, judgment or other legal requirement.

“LifePoint” shall have the meaning set forth in the recitals of this Agreement.

“LifePoint Purchase Agreement” shall have the meaning set forth in the recitals of this Agreement.

“Material Adverse Effect” means any change, event, occurrence or circumstance, that, individually or in the aggregate with all other changes, events, occurrences and circumstances, results in, or would reasonably be expected to result in, a material adverse effect on the financial condition, business, results of operations, assets or liabilities of the Company and its subsidiaries, taken as a whole.

“Other Securities” shall have the meaning set forth in Section 3(a).

“Ownership Threshold” shall mean, as of any date, the Investor holding in aggregate at least 80% of the shares of Common Stock issued or issuable to the Investor on the date hereof (calculated assuming full exercise of the Warrants).

“Permitted Transferees” shall have the meaning set forth in Section 11(d).

“Person” shall have the meaning set forth in the TCP-ASC Purchase Agreement.

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“Piggyback Notice” shall have the meaning set forth in Section 3(a).

“Piggyback Registration” shall have the meaning set forth in Section 3(a).

“prospectus” means the prospectus included in a registration statement (including a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a registration statement, and all other amendments and supplements to the prospectus, including post-effective amendments.

“Register,” “registered,” and “registration” shall refer to a registration effected by preparing and filing a registration statement with the Securities and Exchange Commission the SEC in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of effectiveness of such registration statement by the SEC. For the avoidance of doubt “Register”, “registered” and “registration” shall include the inclusion of securities on a pre- existing registration statement pursuant to the rights in Section 2 or 3 hereof as a result of a “take down”, prospectus supplement or post-effective amendment to an applicable registration statement.

“Registrable Securities” means (a) shares of Common Stock owned by TCP-ASC as of the date hereof, (b) shares of Common Stock owned by IHC issued pursuant to the CoyCo Transaction Agreement in respect of shares of common stock of Former Pubco issued pursuant to the IHC Purchase Agreement, (c) shares of Common Stock owned by LifePoint issued pursuant to the CoyCo Transaction Agreement in respect of shares of common stock of Former Pubco issued pursuant to the LifePoint Purchase Agreement, (d) shares of Common Stock owned by CoyCo 1 or CoyCo 2 pursuant to the CoyCo Transaction Agreement, (e) shares of Common Stock issued by the Company upon exercise of a Warrant and (f) any securities issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issued as) a dividend, stock split, recapitalization or other distribution with respect to, or in exchange for, or in replacement of, the Common Stock referenced in clauses (a) (b) (c), (d) or (e) above or this clause (f); provided that the term “Registrable Securities” shall exclude in all cases any securities (i) that shall have ceased to be outstanding, (ii) that are sold pursuant to an effective registration statement under the Securities Act or publicly resold in compliance with Rule 144 or (iii) that are Freely Tradable (it being understood that, for purposes of determining eligibility for resale under clause (iii) of this proviso, no securities held by any Investor shall be considered Freely Tradable to the extent such Investor reasonably determines that it is an “affiliate” (as defined under Rule 144 under the Securities Act) of the Company). Solely for purposes of determining at any time whether any Registrable Securities are then outstanding, transferred or Freely Tradable, the Warrants shall be treated, on an as-converted basis, as Registrable Securities.

“Registration Expenses” shall mean, with respect to any registration, (a) all expenses incurred by the Company in effecting any registration pursuant to this Agreement, including all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company, blue sky fees and expenses, (b) all reasonable fees and expenses related to any registration of Registrable Securities by the Investors (including the fees and disbursements of one legal counsel (and only one legal counsel) to the Investors, which such legal counsel shall be selected (i) in the

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event of a registration pursuant to Section 2, by the Investor that made the relevant request or (ii) in the event of a Piggyback Registration other than in connection with a registration pursuant to Section 2, by the Investor(s) holding a majority of the Registrable Securities in such registration) and (c) all expenses of the Company’s independent accountants in connection with any regular or special reviews or audits incident to or required by any such registration; provided that Registration Expenses shall not include any Selling Expenses.

“registration statement” means any registration statement that is required to register the resale of the Registrable Securities under this Agreement, and including the related prospectus and any pre- and post-effective amendments and supplements to each such registration statement or prospectus.

“Roadrunner Preferred Stock” means shares of the Company’s 8.00% Series A Convertible Preferred Stock, par value $0.01 per share.

“Sale Notice” shall have the meaning set forth in Section 6(a).

“Scheduled Black-out Period” means the period beginning two weeks prior to the end of each fiscal quarter and ending upon the completion of the second full trading day after the Company publicly releases its earnings for such fiscal quarter, or as such period is otherwise defined in the Company’s written insider trading policy.

“SEC” means the Securities and Exchange Commission.

“Securities” means collectively, Registrable Securities and Other Securities.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Selling Expenses” shall mean all underwriting discounts, selling commissions and stock transfer taxes, if any, applicable to the sale of Registrable Securities.

“Shelf Registration” shall have the meaning set forth in Section 6(a).

“Shelf Suspension” shall have the meaning set forth in Section 6(a).

“Shelf Suspension Notice” shall have the meaning set forth in Section 6(a).

“Suspension Period” shall have the meaning set forth in Section 2(e).

“TCP-ASC” shall have the meaning set forth in the recitals of this Agreement.

“TCP-ASC Converted Warrant” shall have the meaning set forth in the recitals of this Agreement.

“TCP-ASC Investor Rights Agreement” means that certain Amended and Restated Investor Rights Agreement, dated as of [•], 2022, by and between TCP-ASC and the Company.

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“TCP-ASC Purchase Agreement” shall have the meaning set forth in the recitals of this Agreement.

“TCP-ASC Warrant” shall have the meaning set forth in the recitals of this Agreement.

“Underwriter Cutback” shall have the meeting set forth in Section 3(b).

“Warrants” shall mean the TCP-ASC Converted Warrant and the IHC Converted Warrant.

“WKSI” shall mean a “well known seasoned issuer” as defined in Rule 405 under the Securities Act.

Section 2. Demand Registration.

(a) Subject to the terms and conditions of this Agreement, including Sections 2(c), 2(d) and 2(g), if at any time the Company receives a written request from any Investor that the Company register under the Securities Act Registrable Securities, then the Company shall file, as promptly as reasonably practicable but no later than the applicable Filing Deadline, a registration statement under the Securities Act covering all Registrable Securities that such Investor requests to be registered. For the avoidance of doubt, CoyCo 1 and CoyCo 2 may make such a request for registration jointly, in which case each of CoyCo 1 and CoyCo 2, acting together, will be treated as the Investor requesting registration. The registration statement shall be on Form S-3 (except if the Company is not then eligible to register for resale the Registrable Securities on Form S-3, in which case such registration shall be on another appropriate form for such purpose) and, if the Company is a WKSI as of the Filing Deadline, shall be an Automatic Shelf Registration Statement. The Company shall use its commercially reasonable efforts to cause the registration statement to be declared effective or otherwise to become effective under the Securities Act as soon as reasonably practicable but, in any event, no later than the Effectiveness Deadline, and shall use its commercially reasonable efforts to keep the registration statement continuously effective under the Securities Act until the earlier of (1) the date on which such Investor notifies the Company in writing that the Registrable Securities included in such registration statement have been sold or the offering therefor has been terminated or (2) three years if the Company registered for resale the Registrable Securities on Form S-3 in satisfaction of such demand or (z) fifty (50) Business Days following the date on which such registration statement was declared effective by the SEC, if the Company is neither a WKSI nor then eligible to use Form S-3 and registered for resale the Registrable Securities on Form S-1 or other applicable form in satisfaction of such demand; provided that each period specified in clause (2) of this sentence shall be extended automatically by one (1) Business Day for each Business Day that the use of such registration statement or prospectus is suspended by the Company pursuant to any Suspension Period, pursuant to (e) or pursuant to Section 5(i).

(b) If any Investor intends to distribute the Registrable Securities covered by such Investor’s request by means of an underwriting, (i) such Investor shall so advise the Company as a part of its request made pursuant to Section 2(a) and (ii) such Investor shall have the right to appoint the book-running, managing and other underwriter(s) in consultation with the Company.

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(c) IHC shall have the right to effect only one demand registration pursuant to a registration statement on Form S-3 only pursuant to this Section 2. The Company shall not be required to effect a demand registration at TCP-ASC’s request pursuant to this Section 2 (A) unless the number of Registrable Securities requested to be registered hereunder represents the lesser of 7% of the then-outstanding Common Stock, or, if the Investor reasonably determines that it is an “affiliate” pursuant to Rule 144 of the Securities Act (or is otherwise subject to volume or manner of sale restrictions pursuant to Rule 144 of the Securities Act), the number of Registrable Securities owned by the Investor and (B) (i) after the Company has effected five registrations at TCP-ASC’s request pursuant to this Section 2 after the date hereof (of which no more than three may be on a form other than Form S-3), and each of such registrations has been declared or ordered effective and kept effective by the Company as required by Section 5(a); or (ii) more than three times at TCP-ASC’s request during any twelve month period.

(d) The Company shall not be required to effect a demand registration at CoyCo 1’s or CoyCo 2’s request pursuant to this Section 2 (A) unless the number of Registrable Securities requested to be registered hereunder represents the lesser of 7% of the then-outstanding Common Stock, or, if the Investor reasonably determines that it is an “affiliate” pursuant to Rule 144 of the Securities Act (or is otherwise subject to volume or manner of sale restrictions pursuant to Rule 144 of the Securities Act), the number of Registrable Securities owned by the Investor and (B) (i) after the Company has effected an aggregate of four registrations at the request of CoyCo 1 or CoyCo 2 pursuant to this Section 2 (of which no more than one may be on a form other than Form S-3), and each of such registrations has been declared or ordered effective and kept effective by the Company as required by Section 2(a); or (ii) more than three times at CoyCo 1 and CoyCo 2’s request during any twelve month period; provided, that, notwithstanding the limitation in clause (i), CoyCo 1 and CoyCo 2 shall, acting together, have the right to require the Company to effect an additional demand registration if CoyCo 1 and CoyCo 2 are, in the aggregate, unable to sell at least 85% of the Common Stock they desire to sell in any particular offering as a result of an Underwriter Cutback. For the avoidance of doubt, any registration requested jointly by CoyCo 1 and CoyCo 2 shall count as a single registration for purposes of this Section 2(d).

(e) Notwithstanding anything to the contrary in this Agreement, (1) upon notice to the demanding Investor and any Investor that has provided a Sales Notice pursuant to Section 6(a), the Company may delay the Filing Deadline and/or the Effectiveness Deadline with respect to, or suspend the effectiveness or availability of, any registration statement for up to ninety (90) days in the aggregate in any twelve-month period (a “Suspension Period”) if the Company would have to make an Adverse Disclosure in connection with the registration statement; provided that any suspension of a registration statement pursuant to Section 6(b) shall be treated as a Suspension Period for purposes of calculating the maximum number of days of any Suspension Period under this (e); and (2) upon notice to the demanding Investor, the Company may delay the Filing Deadline and/or the Effectiveness Deadline with respect to any registration statement for a period not to exceed thirty (30) days prior to the Company’s good faith estimate of the launch date of, and ninety (90) days after the closing date of, a Company initiated registered offering of equity securities (including equity securities convertible into or exchangeable for Common Stock and any offering of equity securities that triggers rights under Section 5 of the TCP-ASC Investor Rights Agreement or the CoyCo Investor Rights Agreement); provided that (i) the Company is actively employing in good faith all commercially reasonable efforts to launch such registered offering throughout such period, (ii) such demanding Investor is afforded the opportunity to include Registrable Securities in such registered offering in accordance with Section 3) and (iii) the right to delay or suspend the effectiveness or availability of such registration statement pursuant to this

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clause (2) shall not be exercised by the Company more than twice in any twelve-month period and not more than ninety (90) days in the aggregate in any twelve-month period. If the Company shall delay any Filing Deadline pursuant to this clause (e), such demanding Investor may withdraw the demand therefor at any time so long as such delay is then continuing by providing written notice to the Company to such effect, and any demand so withdrawn shall not count as a demand for registration for any purpose under this Section 2, including Section 2(c) and 2(d).

(f) Notwithstanding anything to the contrary in this Agreement, LifePoint shall not have any rights under this Section 2.

Section 3. Piggyback Registration.

(a) Subject to the terms and conditions of this Agreement, if at any time the Company files a registration statement under the Securities Act or files a prospectus supplement or post effective amendment to a previously filed registration statement under the Securities Act in order to effect a “take down” with respect to an offering of Common Stock or other equity securities of the Company (such Common Stock and other equity securities collectively, “Other Securities”), including, for the avoidance of doubt, pursuant to Section 2 hereof, whether or not for sale for its own account (other than a registration statement (x) on Form S-4, Form S-8 or any successor forms or (y) filed solely in connection with any employee benefit or dividend reinvestment plan), then the Company shall use commercially reasonable efforts to give written notice of such filing to each Investor at least five (5) Business Days before the anticipated filing date (or such later date as it becomes commercially reasonable to provide such notice) (the “Piggyback Notice”). The Piggyback Notice and the contents thereof shall be kept confidential by the Investors and their respective Affiliates and representatives, and the Investors shall be responsible for breaches of confidentiality by their respective Affiliates and representatives. The Piggyback Notice shall offer each Investor the opportunity to include in such registration statement, subject to the terms and conditions of this Agreement, the number of Registrable Securities as such Investor may reasonably request (a “Piggyback Registration”). Subject to the terms and conditions of this Agreement, the Company shall use its commercially reasonable efforts to include in each such Piggyback Registration all Registrable Securities with respect to which the Company has received from any Investor written requests for inclusion therein within ten (10) Business Days following receipt of any Piggyback Notice by such Investor, which request shall specify the maximum number of Registrable Securities intended to be disposed of by such Investor and the intended method of distribution. For the avoidance of doubt and notwithstanding anything in this Agreement to the contrary, the Company may not commence or permit the commencement of any sale of Other Securities in a public offering to which this Section 3 applies unless each Investor shall have received the Piggyback Notice in respect to such public offering not less than ten (10) Business Days prior to the commencement of such sale of Other Securities. Each Investor shall be permitted to withdraw all or part of such Investor’s Registrable Securities from a Piggyback Registration at any time at least two (2) Business Days prior to the effective date of the registration statement relating to such Piggyback Registration covering such Investor’s Registrable Securities. No Piggyback Registration shall count towards the number of demand registrations each Investor is entitled to make in any period or in total pursuant to Section 2.

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(b) If any Other Securities are to be sold in an underwritten offering, (1) subject to Section 2(b), the Company or other Persons designated by the Company shall have the right to appoint the book-running, managing and other underwriter(s) for such offering in their discretion and (2) each Investor shall be permitted to include all Registrable Securities requested to be included in such registration in such underwritten offering on the same terms and conditions as such Other Securities proposed by the Company or any third party to be included in such offering. If any offering pursuant to Section 2 or any offering of Other Securities involves an underwritten offering and the managing underwriter(s) of such underwritten offering advise the Company in writing that it is their good faith opinion that the total amount of Registrable Securities requested to be so included, together with all Other Securities that the Company and any other Persons (including the Investors) having rights to participate in such registration (including pursuant to Section 3(a)) intend to include in such offering (an “Underwriter Cutback”), exceeds the total number or dollar amount of such securities that can be sold without having an adverse effect on the price, timing or distribution of the Registrable Securities to be so included together with all Other Securities, then there shall be included in such firm commitment underwritten offering the number or dollar amount of Registrable Securities and such Other Securities that in the good faith opinion of such managing underwriter(s) can be sold without so adversely affecting such offering, and such number of Registrable Securities and Other Securities shall be allocated for inclusion as follows: (x) to the extent such public offering is the result of a registration initiated by the Company, (i) first, all Other Securities being sold by the Company; (ii) second, all Registrable Securities owned by any Investor requested to be included in such registration by such Investor plus all Other Securities of any holders thereof (other than the Company and such Investor) requesting inclusion in such registration, pro rata, based on the aggregate number of Registrable Securities beneficially owned by each such holder, (y) to the extent such public offering is the result of a demand registration by any Investor pursuant to Section 2, (i) first, the number of Registrable Securities requested to be included, pro rata, based on the aggregate number of Registrable Securities beneficially owned by each Investor participating in such offering; and (ii) second, all Other Securities being sold by the Company or any other Persons (other than any Investor), or (z) to the extent such public offering is the result of a registration by any Persons (other than the Company or any Investor) exercising a contractual right to demand registration, (i) first, all Other Securities owned by such Persons exercising the contractual right; (ii) second, all Registrable Securities requested to be included in such registration by any Investor, plus all Other Securities of any holders thereof (other than the Company, such Investor and the Persons exercising the contractual right) requesting inclusion in such registration, pro rata, based on the aggregate number of Registrable Securities beneficially owned by each such holder; and (iii) third, all Other Securities being sold by the Company.

Section 4. Expenses of Registration. Except as specifically provided for in this Agreement, all Registration Expenses incurred in connection with any registration, qualification or compliance hereunder shall be borne by the Company; provided that the Company shall only bear up to $15,000 of aggregate Registration Expenses incurred or otherwise borne by each of IHC and LifePoint. All Selling Expenses incurred in connection with any registration hereunder shall be borne by each Investor in proportion to the number of Registrable Securities for which registration was requested by such Investor. The Company shall not, however, be required to pay for expenses of any registration proceeding begun pursuant to Section 2, the request of which has been subsequently withdrawn by any Investor unless (a) the withdrawal is based upon a Material Adverse Effect or material adverse information concerning the Company that (i) the Company had not publicly disclosed in a report filed with or furnished to the SEC at least 48 hours prior to the request or (ii) the Company had not disclosed to such Investor’s Investor Designee in person or by

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telephone at the last meeting of the Board of Directors or any committee of the Board of Directors, in each case, at which such Investor’s Investor Designee is present or at any time since the date of such meeting of the Board of Directors and which effect or information would reasonably be expected to result in a Material Adverse Effect or constitute material adverse information concerning the Company, (b) the withdrawal is made in accordance with the last sentence of Section 2(e), or (c) such Investor agrees to forfeit its right to one requested registration pursuant to Section 2.

Section 5. Obligations of the Company. Whenever required to effect the registration of any Registrable Securities pursuant to Section 2 or Section 3 of this Agreement, the Company shall, as promptly as reasonably practicable:

(a) Prepare and file with the SEC a registration statement (including all required exhibits to such registration statement) with respect to such Registrable Securities and use commercially reasonable efforts to cause such registration statement to become effective, or prepare and file with the SEC a prospectus supplement with respect to such Registrable Securities pursuant to an effective registration statement and keep such registration statement effective or such prospectus supplement current, in the case of a registration pursuant to Section 2, in accordance with Section 2.

(b) Prepare and file with the SEC such amendments and supplements to the applicable registration statement and the prospectus or prospectus supplement used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

(c) To the extent reasonably practicable, not less than five (5) Business Days prior to the filing of a registration statement or any related prospectus or any amendment or supplement thereto, the Company shall furnish to each Investor copies of all such documents proposed to be filed and give reasonable consideration to the inclusion in such documents of any comments reasonably and timely made by such Investor or its legal counsel, provided that the Company shall include in such documents any such comments that are necessary to correct any material misstatement or omission regarding such Investor.

(d) Furnish to each Investor such number of copies of the applicable registration statement and each such amendment and supplement thereto (including in each case all exhibits but not documents incorporated by reference) and of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as such Investor may reasonably request in order to facilitate the disposition of Registrable Securities owned by such Investor. The Company hereby consents to the use of such prospectus and each amendment or supplement thereto by such Investor in accordance with applicable laws and regulations in connection with the offering and sale of the Registrable Securities covered by such prospectus and any amendment or supplement thereto.

(e) Use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under blue sky or such other state securities laws of such U.S. jurisdictions as shall be reasonably requested by any Investor and to keep such registration or qualification in effect for so long as such registration statement remains in effect; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

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(f) Enter customary agreements and take such other actions as are reasonably required in order to facilitate the disposition of such Registrable Securities, including, if the method of distribution of Registrable Securities is by means of an underwritten offering, using commercially reasonable efforts to, (i) participate in and make documents available for the reasonable and customary due diligence review of underwriters and their representatives during normal business hours, on reasonable advance notice and without undue burden or hardship on the Company, provided that (A) any party receiving confidential materials shall execute a confidentiality agreement on customary terms if reasonably requested by the Company and (B) the Company may in its reasonable discretion restrict access to competitively sensitive or legally privileged documents or information, (ii) cause the chief executive officer and chief financial officer available at reasonable dates and times to participate in “road show” presentations and/or investor conference calls to market the Registrable Securities during normal business hours, on reasonable advance notice and without undue burden or hardship on the Company, provided that the aggregate number of days of “road show” presentations in connection with an underwritten offering of Registrable Securities for each registration pursuant to a demand made under Section 2 shall not exceed five (5) Business Days and (iii) negotiate and execute an underwriting agreement in customary form (including a customary market standoff covenant) with the managing underwriter(s) of such offering and such other documents reasonably required under the terms of such underwriting arrangements, including using commercially reasonable efforts to procure a customary legal opinion, “10b-5” letter from counsel and auditor “comfort” letters. Each Investor shall also enter into and perform their obligations under such underwriting agreement.

(g) Give notice to each Investor as promptly as reasonably practicable:

(i) when any registration statement filed pursuant to Section 2 or in which Registrable Securities owned by such Investor are included pursuant to Section 3 or any amendment to such registration statement has been filed with the SEC and when such registration statement or any post-effective amendment to such registration statement has become effective;

(ii) of any request by the SEC for amendments or supplements to any registration statement (or any information incorporated by reference in, or exhibits to, such registration statement) filed pursuant to Section 2 or in which Registrable Securities owned by such Investor are included pursuant to Section 3 or the prospectus (including information incorporated by reference in such prospectus) included in such registration statement or for additional information;

(iii) of the issuance by the SEC of any stop order suspending the effectiveness of any registration statement filed pursuant to Section 2 or in which Registrable Securities owned by such Investor are included pursuant to Section 3 or the initiation of any proceedings for that purpose;

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(iv) of the receipt by the Company or its legal counsel of any notification with respect to the suspension of the qualification of the Common Stock for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(v) at any time when a prospectus relating to any such registration statement is required to be delivered under the Securities Act, of the happening of any event as a result of which such prospectus (including any material incorporated by reference or deemed to be incorporated by reference in such prospectus), as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, which event requires the Company to make changes in such effective registration statement and prospectus in order to make the statements therein or incorporated by reference therein not misleading. Such notice shall be accompanied by an instruction to suspend the use of the prospectus until the requisite changes have been made. For the avoidance of doubt, any period during which the Investor is subject to such an instruction shall be a considered a Suspension Period.

(h) Use its commercially reasonable efforts to prevent the issuance or obtain the withdrawal of any order suspending the effectiveness of any registration statement referred to in Section 5(g)(iii) at the earliest practicable time.

(i) Upon the occurrence of any event contemplated by Section 5(g)(v), reasonably promptly prepare a post-effective amendment to such registration statement or a supplement to the related prospectus or file any other required document so that, as thereafter delivered to each Investor, the prospectus will not contain (or incorporate by reference) an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If the Company notifies each Investor in accordance with Section 5(g)(v) to suspend the use of the prospectus until the requisite changes to the prospectus have been made, then such Investor shall suspend use of such prospectus and use their commercially reasonable efforts to return to the Company all copies of such prospectus (at the Company’s expense) other than permanent file copies then in such Investor’s possession, and the period of effectiveness of such registration statement provided for in Section 5(a) above shall be extended by the number of days from and including the date of the giving of such notice to the date such Investor shall have received such amended or supplemented prospectus pursuant to this Section 5(i).

(j) Use commercially reasonable efforts to procure the cooperation of the Company’s transfer agent in settling any offering or sale of Registrable Securities, including with respect to the transfer of physical stock certificates into book-entry form in accordance with any procedures reasonably requested by any Investor or the managing underwriter(s). In connection therewith, if reasonably required by the Company’s transfer agent, the Company shall promptly after the effectiveness of the registration statement cause an opinion of counsel as to the effectiveness of the registration statement to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates and directions required by the transfer agent which authorize and direct the transfer agent to issue such Registrable Securities without legend upon sale by the holder of such shares of Registrable Securities under the registration statement.

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Section 6. Suspension of Sales.

(a) Prior to the sale or distribution of any Registrable Securities pursuant to a registration statement that is for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act (or any similar rule that may be adopted by the SEC), each Investor shall give at least two (2) Business Days prior written notice thereof to the Company (a “Sale Notice”) and such Investor shall not sell or distribute any Registrable Securities unless it has timely provided such Sale Notice and, subject to the Shelf Suspension period described below, until the expiration of such 2-Business Day period. If in response to a Sale Notice, the Company shall provide to such Investor a certificate signed by the Chief Executive Officer of the Company stating that the Company is in a Suspension Period in accordance with Section 2(e) or the Company is in a Scheduled Black-out Period (the “Shelf Restriction”), then the Company may, by written notice thereof to such Investor (a “Shelf Suspension Notice”), suspend use of the registration statement by such Investor until the expiration of the Shelf Restriction (a “Shelf Suspension”). In the case of a Shelf Suspension, such Investor agrees to suspend use of the applicable prospectus and any issuer free writing prospectuses in connection with any sale or purchase of, or offer to sell or purchase, Registrable Securities, upon receipt of the Shelf Suspension Notice referred to above. The Company shall immediately notify such Investor upon the termination of any Shelf Suspension, and either confirm that the registration statement can be used or supplement or make amendments to the registration statement to the extent required by the registration form used by the Company for the Shelf Registration or by the Securities Act or the rules or regulations promulgated thereunder and promptly notify such Investor thereof. The Company agrees to not deliver a Shelf Suspension Notice to such Investor or otherwise inform such Investor of a Shelf Restriction unless and until such Investor delivers a Sale Notice to the Company.

(b) Upon receipt of written notice from the Company pursuant to Section 5(g)(v), such Investor shall immediately discontinue disposition of Registrable Securities until such Investor (i) has received copies of a supplemented or amended prospectus or prospectus supplement pursuant to Section 5(i) or (ii) is advised in writing by the Company that the use of the prospectus and, if applicable, prospectus supplement may be resumed, and, if so directed by the Company, such Investor shall deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such Investor’s possession, of the prospectus and, if applicable, prospectus supplement covering such Registrable Securities current at the time of receipt of such notice.

Section 7. Free Writing Prospectuses. No Investor may use any free writing prospectus (as defined in Rule 405 under the Securities Act) in connection with the sale of Registrable Securities without the prior written consent of the Company given to such Investor; provided that such Investor may use any free writing prospectus prepared and distributed by the Company.

Section 8. Indemnification.

(a) Notwithstanding any termination of this Agreement, the Company shall indemnify and hold harmless each Investor and their respective officers, directors, employees, agents, partners, members, stockholders, representatives and Affiliates, and each person or entity, if any, that controls such Investor within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act of 1934 and the rules and regulations promulgated thereunder (the “Exchange Act”) and the officers, directors, employees, agents and employees of each such

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controlling Person (each, an “Investor Indemnitee”), against any and all losses, claims, damages, actions, liabilities, costs and expenses (including reasonable fees, expenses and disbursements of attorneys and other professionals), joint or several, arising out of or based upon any untrue or alleged untrue statement of material fact contained or incorporated by reference in any registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto or contained in any “issuer free writing prospectus” or “roadshow” (as such terms are defined in Rule 433 under the Securities Act) or testing the waters presentation prepared by the Company or authorized by it in writing for use by such Investor or any amendment or supplement thereto; or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that the Company shall not be liable to such Investor Indemnitee in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon (i) an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, including any such preliminary prospectus or final prospectus contained therein or any such amendments or supplements thereto or contained in any “issuer free writing prospectus” or “roadshow” (as such terms are defined in Rule 433 under the Securities Act) or testing the waters presentation prepared by the Company or authorized by it in writing for use by such Investor or any amendment or supplement thereto, in reliance upon and in conformity with information regarding such Investor Indemnitee or its plan of distribution or ownership interests which such Investor Indemnitee furnished in writing to the Company for use in connection with such registration statement, including any such preliminary prospectus or final prospectus contained therein or any such amendments or supplements thereto, (ii) offers or sales effected by or on behalf of such Investor Indemnitee “by means of” (as defined in Securities Act Rule 159A) a “free writing prospectus” (as defined in Securities Act Rule 405) that was not authorized in writing by the Company, or (iii) the failure to deliver or make available to a purchaser of Registrable Securities a copy of any preliminary prospectus, pricing information or final prospectus contained in the applicable registration statement or any amendments or supplements thereto (to the extent the same is required by applicable law to be delivered or made available to such purchaser at the time of sale of contract); provided that the Company shall have delivered to such Investor such preliminary prospectus or final prospectus contained in the applicable registration statement and any amendments or supplements thereto pursuant to Section 5(d) no later than the time of contract of sale in accordance with Rule 159 under the Securities Act.

(b) Each Investor shall indemnify and hold harmless the Company and its officers, directors, employees, agents, representatives and Affiliates against any and all losses, claims, damages, actions, liabilities, costs and expenses (including reasonable fees, expenses and disbursements of attorneys and other professionals) arising out of or based upon any untrue or alleged untrue statement of material fact contained in any registration statement covering the Registrable Securities of such Investor, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto or contained in any “issuer free writing prospectus” or “roadshow” (as such terms are defined in Rule 433 under the Securities Act) or testing the waters presentation, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, but only to the extent, that such untrue statements or omissions are based solely upon information regarding such Investor furnished in writing to the Company by such Investor expressly for use therein. The indemnification obligations of the Investors hereunder shall be several, not joint and several, between such Investors. In no event shall the liability of any Investor hereunder be greater in amount and proportion than the dollar amount of the net proceeds received by such Investor upon the sale of the Registrable Securities owned by such Investor giving rise to such indemnification obligation.

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(c) If any proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an “Indemnified Party”), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the “Indemnifying Party”) in writing, and the Indemnifying Party shall assume the defense in such proceeding, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with such defense; provided that any such notice or other communication pursuant to this Section 8 between the Company and an Indemnifying Party or an Indemnified Party, as the case may be, shall be delivered to or by, as the case may be, the applicable Investor; provided, further, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Section 8, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have proximately and materially adversely prejudiced the Indemnifying Party. An Indemnified Party shall have the right to employ separate counsel in any such proceeding and to participate in the defense of such proceeding, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; (2) the Indemnifying Party shall have failed promptly to assume the defense of such proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such proceeding; or (3) the named parties to any such proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that representation of both such Indemnified Party and the Indemnifying Party by the same counsel would be inappropriate because of an actual conflict of interest between the Indemnifying Party and such Indemnified Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Indemnifying Party); provided that the Indemnifying Party shall not be liable for the fees and expenses of more than one separate firm of attorneys at any time for all Indemnified Parties. The Indemnifying Party shall not be liable for any settlement of any such proceeding effected without its written consent, which consent shall not be unreasonably withheld, conditioned or delayed. No Indemnifying Party shall, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), effect any settlement of any pending proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such proceeding. All fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, promptly upon receipt of written notice thereof to the Indemnifying Party (regardless of whether it is ultimately determined that an Indemnified Party is not entitled to indemnification hereunder, provided that the Indemnifying Party may require such Indemnified Party to undertake to reimburse all such fees and expenses to the extent it is finally judicially determined that such Indemnified Party is not entitled to indemnification under this Section 8).

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(d) If the indemnification provided for in Section 8(a) or Section 8(b) is unavailable to an Indemnified Party with respect to any losses, claims, damages, actions, liabilities, costs or expenses referred to in Section 8(a) or Section 8(b), as the case may be, or is insufficient to hold the Indemnified Party harmless as contemplated therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, actions, liabilities, costs or expenses in such proportion as is appropriate to reflect the relative fault of the Indemnified Party, on the one hand, and the Indemnifying Party, on the other hand, in connection with the statements or omissions which resulted in such losses, claims, damages, actions, liabilities, costs or expenses as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party, on the one hand, and of the Indemnified Party, on the other hand, shall be determined by reference to, among other factors, whether the untrue or alleged untrue statement of a material fact or omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and each Investor agree that it would not be just and equitable if contribution pursuant to this Section 8(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in this Section 8(d). Notwithstanding the foregoing, in no event shall the liability of any Investor hereunder be greater in amount and proportion than the dollar amount of the net proceeds received by such Investor upon the sale of the Registrable Securities owned by such Investor giving rise to such contribution obligation. No Indemnified Party guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from an Indemnifying Party not guilty of such fraudulent misrepresentation.

Section 9. “Market Stand-Off” Agreement; Agreement to Furnish Information.

(a) Each Investor agrees that it will not sell, transfer, make any short sale of, grant any option for the purchase of, or enter into any new hedging or similar transaction with the same economic effect as a sale with respect to, any Common Stock (or other securities of the Company) held by such Investor (other than those included in the registration) for a period specified by the representatives of the book-running managing underwriters of Common Stock (or other securities of the Company convertible into Common Stock) not to exceed ten (10) days prior and ninety (90) days following any registered public sale of securities by the Company in which the Company gave such Investor an opportunity to participate in accordance with Section 3; provided that executive officers and directors of the Company and each other Investor enters into similar agreements and only as long as such Persons remain subject to such agreement (and are not fully released from such agreement) for such period. Each Investor agrees to execute and deliver such other agreements as may be reasonably requested by the representatives of the underwriters which are consistent with the foregoing or which are necessary to give further effect thereto.

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(b) In addition, if requested by the Company or the book-running managing underwriters of Common Stock (or other securities of the Company convertible into Common Stock), each Investor shall provide such information regarding such Investor and its respective Registrable Securities as may be reasonably required by the Company or such representative of the book-running managing underwriters in connection with the filing of a registration statement and the completion of any public offering of the Registrable Securities pursuant to this Agreement.

(c) Notwithstanding anything else to the contrary in this Section 9, pursuant to the Joinder Agreement, LifePoint shall not be bound by or required to comply with this Section 9 if LifePoint chooses not to participate in the applicable registered public sale of Securities by the Company.

Section 10. Rule 144 Reporting. With a view to making available to each Investor the benefits of certain rules and regulations of the SEC which may permit the sale of the Registrable Securities that are Common Stock to the public without registration, the Company agrees to use its commercially reasonable efforts to: (i) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act or any similar or analogous rule promulgated under the Securities Act, at all times after the effective date of this Agreement; (ii) file with the SEC, in a timely manner, all reports and other documents required of the Company under the Exchange Act; and (iii) so long as any Investor owns any Registrable Securities, furnish to such Investor forthwith upon request: a written statement by the Company as to its compliance with the reporting requirements of Rule 144 under the Securities Act, and of the Exchange Act; a copy of the most recent annual or quarterly report of the Company; and such other reports and documents as such Investor may reasonably request in availing itself of any rule or regulation of the SEC allowing it to sell any such Common Stock without registration.

Section 11. Miscellaneous.

(a) Termination of Registration Rights. The registration rights granted under this Agreement shall terminate (i) on the date on which all Registrable Securities are Freely Tradable and (ii) with respect to any Investor, when such Investor no longer holds any Registrable Securities.

(b) Governing Law. This Agreement shall be governed in all respects by the laws of the State of Delaware without regard to any choice of laws or conflict of laws provisions that would require the application of the laws of any other jurisdiction.

(c) Jurisdiction; Enforcement. The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of the parties shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in any state or federal courts located in the Chancery Court of the State of Delaware and any state appellate court therefrom sitting in New Castle County in the State of Delaware (or, solely if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). In addition, each of the parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations

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arising hereunder brought by the other party or its successors or assigns, shall be brought and determined exclusively in any state or federal courts located in the Chancery Court of the State of Delaware and any state appellate court therefrom sitting in New Castle County in the State of Delaware (or, solely if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 11(c) and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each of the parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 11(c), (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party hereby consents to service being made through the notice procedures set forth in Section 11(g) and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses set forth in Section 11(g) shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated by this Agreement. EACH OF THE PARTIES KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WITH AND UPON THE ADVICE OF COMPETENT COUNSEL IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(d) Successors and Assigns.

(i) Generally. Except as otherwise provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties; provided, however, that the rights of each Investor under this Agreement shall not be assignable to any Person without the prior written consent of the Company; provided, further, however, that in the event that any Permitted Transferee acquires any Registrable Securities, such Permitted Transferee shall, without any further writing or action of any kind, be deemed a beneficiary hereof for all purposes and such Registrable Securities shall be held subject to all the terms of this Agreement, and by taking and holding such Registrable Securities such Permitted Transferee shall be treated as an “Investor” for all purposes under this Agreement and shall be entitled to receive the benefits of, and be conclusively deemed to have agreed to be bound by all of the applicable terms and provisions of, this Agreement. A “Permitted Transferee” is any Person who acquires Registrable Securities in

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any manner, whether by gift, bequest, purchase, operation of law or otherwise (and for as long as such Person holds any Registrable Securities), from any Investor (including any subsequent Permitted Transferee), in compliance with Section 4 of the TCP-ASC Investor Rights Agreement or the CoyCo Investor Rights Agreement, Section 6.6 of the IHC Purchase Agreement or Section 6.4 of the LifePoint Purchase Agreement, as applicable, to the extent applicable to such Investor at the time of transfer.

(e) No Third-Party Beneficiaries. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer, and this Agreement shall not confer, on any Person other than the parties to this Agreement any rights, remedies, obligations or liabilities under or by reason of this Agreement, and no other Persons shall have any standing with respect to this Agreement or the transactions contemplated by this Agreement; provided, however that each Indemnified Party (but only, in the case of an Investor Indemnitee, if such Investor Indemnitee has complied with the requirements of Section 8(c), including the first proviso of Section 8(c)) shall be entitled to the rights, remedies and obligations provided to an Indemnified Party under Section 8, and each such Indemnified Party shall have standing as a third-party beneficiary under Section 8 to enforce such rights, remedies and obligations.

(f) Entire Agreement. This Agreement, the TCP-ASC Purchase Agreement, the IHC Purchase Agreement, the CoyCo Transaction Agreement, the LifePoint Purchase Agreement and the other documents delivered pursuant to the TCP-ASC Purchase Agreement, the IHC Purchase Agreement, the CoyCo Transaction Agreement and the LifePoint Purchase Agreement, as applicable, including the TCP-ASC Investor Rights Agreement and the CoyCo Investor Rights Agreement, constitute the full and entire understanding and agreement among the parties hereto with regard to the subjects of this Agreement and such other agreements and documents.

(g) Notices. Except as otherwise provided in this Agreement, all notices, requests, claims, demands, waivers and other communications required or permitted under this Agreement shall be in writing and shall be mailed by reliable overnight delivery service or delivered by hand, email (with delivery receipt) or messenger as follows:

if to the Company or Former Pubco: R1 RCM Inc.

434 W. Ascension Way, 6th Floor

Murray, Utah 84123

Attention: General Counsel

Email: SRadcliffe@R1RCM.COM

with a copy to (which shall not constitute notice) to: Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attention: Richard W. Porter, P.C.

                 Robert M. Hayward, P.C

                 Bradley C. Reed, P.C.

Email: richard.porter@kirkland.com

            robert.hayward@kirkland.com

            bradley.reed@kirkland.com

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if to TCP-ASC: c/o TowerBrook Capital Partners L.P.

65 East 55th Street, 19th Floor

New York, NY 10022

Attention: Glenn Miller

Email: glenn.miller@towerbrook.com

with a copy to (which shall not constitute notice) to: Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: Steven A. Cohen

                 Elina Tetelbaum

Email: SACohen@wlrk.com

            ETetelbaum@wlrk.com

and

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

Attention: Stephen A. Infante

Facsimile: (646) 441-9039

if to IHC: IHC Health Services, Inc.

36 South State Street, 23rd Floor

Salt Lake City, Utah 84111

Attention: Jacque Millard

Email: investments@imail.org

with a copy to (which shall not constitute notice) to: IHC Health Services, Inc.

36 South State Street, 22nd Floor

Salt Lake City, Utah 84111

Attention: General Counsel

Email:

if to CoyCo 1 or CoyCo 2: CoyCo 1, L.P. and CoyCo 2, L.P.

c/o New Mountain Capital, L.L.C.

1633 Broadway, 48th Floor

New York, NY 10019

Attention: Matt Holt and Jack Qian

Email: MHolt@newmountaincapital.com; JQian@newmountaincapital.com

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with a copy to (which shall not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

Attention: John Sorkin and Andrew Silver

Email: John.Sorkin@ropesgray.com; Andrew.Silver@ropesgray.com if to LifePoint: LifePoint Health, Inc.

330 Seven Springs Way

Brentwood, Tennessee

Attention: General Counsel

Email: Jennifer.Peters@lpnt.net

with a copy to (which shall not constitute notice) to: Sidley Austin LLP

787 Seventh Avenue

New York, New York

Attention: Tony D. Feuerstein

                 Daniel L. Serota

Email: tfeuerstein@sidley.com

           dserota@sidley.com

or in any such case to such other address, facsimile number or telephone as any party hereto may, from time to time, designate in a written notice given in a like manner. Notices shall be deemed given when actually delivered by overnight delivery service, hand or messenger, or when received by facsimile if promptly confirmed.

(h) Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party to this Agreement shall impair any such right, power, or remedy of such party, nor shall it be construed to be a waiver of or acquiescence in any breach or default, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default. All remedies, either under this Agreement or by law or otherwise afforded to the Investor, shall be cumulative and not alternative.

(i) Expenses. The Company and each Investor shall bear their own expenses and legal fees incurred on their behalf with respect to this Agreement and the transactions contemplated hereby, except as otherwise provided in Section 4.

(j) Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only if such amendment or waiver is in writing and signed, in the case of an amendment, by the Company and the holders of a majority of the Registrable Securities or, in the case of a waiver, by the party against whom the waiver is to be effective; provided, that (i) any amendment that would materially and adversely affect the rights of an Investor in a manner different from any other Investor shall also require the approval of such Investor, and (ii) any amendment that would adversely affect the specific rights granted to an Investor under this Agreement (as opposed to any rights in such Investor’s general capacity as an Investor), shall also require the approval of such Investor. Any consent hereunder and any

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amendment or waiver of any term of this Agreement by the Company must be approved in accordance with the TCP-ASC Investor Rights Agreement and CoyCo Investor Rights Agreement, as applicable. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Registrable Securities at the time outstanding (including securities convertible into Registrable Securities), each future holder of all such Registrable Securities, and the Company.

(k) Counterparts. This Agreement may be executed in any number of counterparts and signatures may be delivered by facsimile or in electronic format, each of which may be executed by less than all the parties, each of which shall be enforceable against the parties actually executing such counterparts and all of which together shall constitute one instrument.

(l) Severability. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement and the balance of this Agreement shall be enforceable in accordance with its terms.

(m) Titles and Subtitles; Interpretation. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. When a reference is made in this Agreement to a Section or Schedule, such reference shall be to a Section or Schedule of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute, rule or regulation defined or referred to in this Agreement means such agreement, instrument or statute, rule or regulation as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes. Any reference to any section under the Securities Act or Exchange Act, or any rule promulgated thereunder, shall include any publicly available interpretive releases, policy statements, staff accounting bulletins, staff accounting manuals, staff legal bulletins, staff “no-action”, interpretive and exemptive letters, and staff compliance and disclosure interpretations (including “telephone interpretations”) of such section or rule by the SEC. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by each of the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

[signature page follows]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

R1 RCM INC.

By:
Name:
Title:

TCP-ASC ACHI SERIES LLLP

By: TCP-ASC GP, LLC, its General Partner

By:
Name:
Title:

IHC HEALTH SERVICES, INC.

By:
Name:
Title:

[Signature Page to Second Amended and Restated Registration Rights Agreement]

COYCO 1, L.P. By: CoyCo GP, L.L.C., its General Partner

By:
Name:
Title:

COYCO 2, L.P. By: CoyCo GP, L.L.C., its General Partner

By:
Name:
Title:

LIFEPOINT HEALTH, INC.

By:
Name:
Title:

Acknowledged and Agreed:

[FORMER PUBCO]

By:
Name:
Title:

[Signature Page to Second Amended and Restated Registration Rights Agreement]

Exhibit 4.2

AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

Amended and Restated Investor Rights Agreement, dated as of [•], 2022 (this “Agreement”), by and among R1 RCM Inc., a Delaware corporation (the “Company”), [•] (formerly known as R1 RCM Inc. and Accretive Health, Inc.), a Delaware corporation (“Former Pubco”), TCP-ASC ACHI Series LLLP, a Delaware limited liability limited partnership (the “Investor”) and, solely for purposes of Section 4, Section 6 and Section 11, the undersigned Investor Affiliates.

WHEREAS, on December 7, 2015, Former Pubco and the Investor entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which Former Pubco agreed to sell to the Investor, and the Investor agreed to purchase from Former Pubco, preferred shares of Former Pubco and a warrant (the “Original Investor Warrant” and the warrant agreement in respect of the Original Investor Warrant, the “Original Investor Warrant Agreement”) to purchase shares of Common Stock, par value $0.01 per share, of Former Pubco (“Former Pubco Common Stock”);

WHEREAS, on February 16, 2016 (the “Original IRA Date”), Former Pubco, the Investor and, solely for purposes of Section 4, Section 6 and Section 11 thereof, certain Investor Affiliates entered into an Investor Rights Agreement (as amended by the IRA Amendment (as defined below), the “Original IRA”);

WHEREAS, on January 5, 2021, Former Pubco and the Investor entered into a Preferred Stock Agreement (the “Preferred Stock Agreement”) pursuant to which the Investor agreed to convert all of its Current Shares (as defined in the Preferred Stock Agreement) into shares of Former Pubco Common Stock, on the terms and subject to the conditions set forth in the Preferred Stock Agreement;

WHEREAS, on January 15, 2021, Former Pubco and the Investor entered into an amendment to the Original IRA (the “IRA Amendment”);

WHEREAS, on January 9, 2022, the Company, Former Pubco, Project Roadrunner Merger Sub Inc., a Delaware corporation, CoyCo 1 L.P., a Delaware limited partnership (“CoyCo 1”), CoyCo 2 L.P., a Delaware limited partnership (“CoyCo 2” and together with CoyCo 1, “CoyCo Investors”) and Revint Holdings, LLC a Delaware limited partnership, entered into a Transaction Agreement and Plan of Merger (the “CoyCo Transaction Agreement”) pursuant to which, among other things, the Company acquired all of the issued and outstanding limited liability company interests of Cloudmed Blocker Parent, L.L.C., a Delaware limited liability company, in exchange for the consideration set forth therein, including shares of common stock, par value $0.01 per share, of the Company (“Common Stock”) on the terms and subject to the conditions set forth in the CoyCo Transaction Agreement;

WHEREAS, pursuant to the Merger (as defined in the CoyCo Transaction Agreement) and on the terms and subject to the conditions set forth in the CoyCo Transaction Agreement, each share of Former Pubco Common Stock issued and outstanding immediately prior to the Effective Time (as defined in the CoyCo Transaction Agreement) was converted into one (1) fully paid and non-assessable share of Common Stock having the same designations, rights, powers and preferences, and the qualifications, limitations and restrictions thereof, as the share of Former Pubco Common Stock being so converted;

WHEREAS, pursuant to the CoyCo Transaction Agreement, at the Effective Time, the Original Investor Warrant ceased to represent or relate to a share of Former Pubco Common Stock and was converted automatically to represent or relate to a share of Common Stock on substantially the same terms and conditions as applied to the Original Investor Warrant immediately prior to the Effective Time (the Original Investor Warrant Agreement as so converted and as may be amended or modified from time to time, the “Converted Investor Warrant Agreement” and the Original Investor Warrant as so converted and as may be amended or modified from time to time, the “Converted Investor Warrant”);

WHEREAS, Section 11.8 of the Original IRA permits the Investor and Former Pubco to amend the Original IRA; and

WHEREAS, the parties hereto desire to amend and restate the Original IRA in its entirety as set forth below.

NOW, THEREFORE, in consideration of the foregoing and the agreements contained in this Agreement, and intending to be legally bound by this Agreement, the parties hereto hereby amend and restate the Original IRA in its entirety and agree as follows:

Section 1. Definitions. Capitalized terms used and not otherwise defined in this Agreement that are defined in the Purchase Agreement shall have the meanings given such terms in the Purchase Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth in this Section 1:

“CoyCo IRA” means the Investor Rights Agreement, dated as of the date hereof, by and among the Company, the CoyCo Investors and the other parties thereto.

“Diluted Common Shares” means, as of any date, the total number of shares of Common Stock then outstanding, calculated assuming the full exercise of the Converted Investor Warrant.

“Indebtedness” means (i) indebtedness for borrowed money whether or not evidenced by bonds, notes, debentures or other similar instruments, including purchase money obligations or other obligations relating to the deferred purchase price of property, (ii) obligations as lessee under leases which have been recorded as capital leases and (iii) obligations under guaranties in respect of indebtedness or obligations of others of the kind referred to in clauses (i) through (ii) above, as reported in accordance with GAAP, provided that Indebtedness shall not include (A) trade payables and accrued expenses arising in the ordinary course of business and (B) indebtedness, obligations under guaranties and other liabilities owed by the Company to its Subsidiaries or among the Company’s Subsidiaries.

“MPSA” means that certain amended and restated Master Professional Services Agreement, dated as of the Original IRA Date, by and between Ascension Health Alliance d/b/a Ascension (“Ascension”) and the Company (as has been, and may in the future be, amended or supplemented from time to time).

“New Securities” means any shares of capital stock of the Company, including Common Stock, whether authorized or not by the Company’s board of directors (the “Board”) or any committee of the Board, and rights, options, or warrants to purchase said shares of capital stock, and securities of any type whatsoever that are, or may become, convertible, exchangeable or exercisable into capital stock; provided, however, that the term “New Securities” shall not include: (i) securities issued to employees, consultants, officers and directors of the Company, pursuant to any arrangement approved by the Board or the Board’s Compensation Committee subject to any consent or approval required hereunder; (ii) securities issued to the sellers pursuant to the acquisition of another business entity by the Company by merger, purchase of substantially all of the assets or shares, or other reorganization whereby the Company will own equity securities of the surviving or successor corporation; (iii) securities issued in an underwritten registered public offering, provided that the Company shall have complied with Section 5 with respect to such securities; (iv) securities issued pursuant to any rights or agreements, including, without limitation, convertible securities, options and warrants, provided that either (x) the Company shall have complied

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with Section 5 with respect to the initial sale or grant by the Company of such rights or agreements or (y) such rights or agreements existed on or prior to the Original IRA Date (it being understood that any modification or amendment to any such pre-existing right or agreement subsequent to the Original IRA Date with the effect of increasing the percentage of the Company’s fully-diluted securities underlying such rights agreement shall not be included in this clause (iv)); (v) securities issued in connection with any stock split, stock dividend or recapitalization by the Company; (vi) Common Stock issued pursuant to the CoyCo Transaction Agreement; (vii) Common Stock issued pursuant to the Warrants; and (viii) any right, option, or warrant to acquire any security convertible into the securities excluded from the definition of New Securities pursuant to clauses (i) through (vii) above.

“Ownership Percentage” means, as of any date, the percentage equal to (i) the difference of (x) the aggregate number of shares of Common Stock issued to the Investor pursuant to the CoyCo Transaction Agreement (in connection with the conversion of Former Pubco Common Stock into Common Stock) or the Converted Investor Warrant and issued pursuant to any preemptive rights pursuant to this Agreement (calculated assuming the full exercise of the Converted Investor Warrant), minus (y) the aggregate number of any shares of Common Stock (calculated assuming the full exercise of the Converted Investor Warrant) transferred by the Investor to any Person (including to the Company in connection with a redemption pursuant to the terms of the Converted Investor Warrant Agreement, but excluding any transfers to funds managed by TowerBrook Capital Partners L.P., Ascension or their respective Affiliates (each, an “Investor Affiliate”) who, if required by Section 4.4, executes a written joinder agreement in a form approved by the Company pursuant to Section 4.4) divided by (ii) the Diluted Common Shares.

“Ownership Threshold” means, as of any date, the Investor and the Investor Affiliates taken together holding in aggregate at least 33% of the Diluted Common Shares for purposes of Section 2.1(a) or 25% of the Diluted Common Shares for all purposes other than Section 2.1(a) (calculated for purposes of this definition assuming full exercise of the Converted Investor Warrant).

“Registrable Securities” has the meaning ascribed to such term in the Amended and Restated Registration Rights Agreement.

“Registration Rights Agreement” means the Second Amended and Restated Registration Rights Agreement, dated as of the date hereof, by and among the Company, Former Pubco, the Investor, IHC Health Services, Inc., a Utah non-profit corporation, the CoyCo Investors and Shared Business Services, LLC, a Delaware limited liability company.

“Warrants” means (i) the Converted Investor Warrant, and (ii) the Warrant, dated as of January 23, 2018, between the Company (as assignee from Former Pubco) and IHC Health Services, Inc. as such Warrant may be amended or modified from time to time.

Section 2. Governance Matters.

Section 2.1 Board Composition.

(a) After the Original IRA Date,

(i) for so long as the Ownership Threshold is met the Investor shall be entitled to nominate such number of individuals to the Board constituting a majority of directors,

(ii) for so long as the Ownership Threshold is not met but the Investor’s Ownership Percentage exceeds 10% of the Diluted Common Shares, then the Investor shall be entitled to nominate the greater of (x) such number of individuals to the Board in relative proportion to the Ownership Percentage (rounded down) and (y) two (2) directors, and

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(iii) for so long as the Investor’s Ownership Percentage is in the aggregate at least 5% but less than 10% of the Diluted Common Shares, then the Investor shall be entitled to nominate the greater of (x) such number of individuals to the Board in relative proportion to the Ownership Percentage (rounded down) and (y) one (1) director (each, an “Investor Designee,” and collectively, the “Investor Designees”).

For so long as the Ownership Threshold is met, (A) the Investor shall be entitled to designate the chairperson of the Board and (B) except (i) with respect to one (1) designee to the Board designated by the CoyCo Investors (or their permitted assigns) pursuant to the CoyCo IRA and (ii) as otherwise directed or agreed by the Investor and to the extent required by applicable listing standards (including any requirements for initial listing), the Company agrees to cause all members of the Board that are not Investor Designees (other than the chief executive officer of the Company) to be “independent” as defined in the listing standards of the Nasdaq Global Select Market (or other United States national securities exchange that the Common Stock is listed upon, if any) and applicable law (and all non-Investor Designees other than the chief executive officer of the Company and any designees described in clause (i) of this clause (B) have agreed to resign if necessary to effectuate the foregoing). To the extent required by applicable listing standards (including any requirements for initial listing), Investor Designees shall include a number of persons that qualify as “independent” directors as defined in the listing standards of the Nasdaq Global Select Market (or other United States national securities exchange that the Common Stock is listed upon, if any) and applicable law such that, together with any other “independent” directors then serving on the Board that are not Investor Designees, the Board is comprised of at least a majority of “independent” directors. The Company shall, at any annual or special meeting of shareholders of the Company at which directors are to be elected, subject to the fulfillment of the requirements set forth in Section 2.1(b), nominate the Investor Designees for election to the Board and use all commercially reasonable efforts to cause the Investor Designees to be elected as directors of the Board.

(b) Any Investor Designee shall be reasonably acceptable to the Board’s Nominating and Corporate Governance Committee (the “Governance Committee”). The Company shall require that all directors comply in all respects with applicable law (including with respect to confidentiality) and the Company’s corporate governance guidelines, code of business conduct and ethics and confidentiality and trading policies and guidelines as in effect from time to time. The Investor shall notify the Company of any proposed Investor Designee in writing no later than the latest date on which shareholders of the Company may make nominations to the Board in accordance with the Bylaws of the Company in effect on the date hereof (as they may be amended from time to time, the “Bylaws”), together with all information concerning such nominee required to be delivered to the Company by the Bylaws and such other information reasonably requested by the Company; provided that in each such case, all such information is generally required to be delivered to the Company by the other outside directors of the Company (the “Nominee Disclosure Information”); provided, further that in the event the Investor fails to provide any such notice, the Investor Designee shall be the person then serving as the Investor Designee as long as the Investor provides the Nominee Disclosure Information to the Company promptly upon request by the Company.

(c) In the event of the death, disability, resignation or removal of an Investor Designee, the Board will promptly elect to the Board a replacement director designated by the Investor, subject to the fulfillment of the requirements set forth in Section 2.1(b), to fill the resulting vacancy, and such individual shall then be deemed an Investor Designee for all purposes under this Agreement.

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(d) For so long as the Investor has rights under this Section 2.1, the Company will not amend or waive the provisions of Section 3 of the CoyCo IRA.

Section 2.2 Committee Membership. After the Original IRA Date, and subject to applicable law and the listing standards of the Nasdaq Global Select Market (or other United States national securities exchange that the Common Stock is listed upon, if any), the Company will offer the Investor Designees (to be selected by the Investor) an opportunity to, at Investor’s option, either sit on each regular committee of the Board in relative proportion to the number of Investor Designees on the Board or attend (but not vote) at the meetings of such committee as an observer. If an Investor Designee fails to satisfy the applicable qualifications under law or stock exchange listing standard to sit on any committee of the Board, then the Board shall offer such Investor Designee the opportunity to attend (but not vote) at the meetings of such committee as an observer. For the avoidance of doubt, Investor may select different Investor Designees for different committees.

Section 2.3 Compensation and Benefits. Each of the Investor Designees will be entitled to receive similar compensation, benefits, reimbursement (including of travel expenses), indemnification and insurance coverage for their service as directors as the other outside directors of the Company; provided, that the Investor (on behalf of any Investor Designee) or any Investor Designee may elect to waive, in its, his or her discretion, all or any portion of the foregoing entitlements. For so long as the Company maintains directors and officers liability insurance, the Company shall include each Investor Designee as an “insured” for all purposes under such insurance policy for so long as such Investor Designee is a director of the Company and for the same period as for other former directors of the Company when such Investor Designee ceases to be a director of the Company.

Section 2.4 Special Approval Matters.

(a) For so long as the Ownership Threshold is met, the following matters will require the approval of the holders of a majority of the shares of Common Stock that are held by the Investor or any Investor Affiliate to proceed with such a transaction (excluding any such transaction between the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries):

(i) the amendment or modification of the Company’s Certificate of Incorporation or Bylaws in any manner that adversely impacts the rights of holders of Common Stock;

(ii) [Reserved.]

(iii) [Reserved.]

(iv) the creation, authorization or issuance of any equity securities of the Company or any of its Subsidiaries in any manner that adversely impacts the rights of holders of Common Stock;

(v) any amendment of the MPSA;

(vi) the incurrence of any Indebtedness by the Company or any of its Subsidiaries in excess of $100.0 million in the aggregate during any fiscal year (other than (i) the Indebtedness contemplated by the Financing Commitment (as defined in the CoyCo Transaction Agreement) and (ii) refinancings of existing Indebtedness (including the Indebtedness contemplated by the Financing Commitment));

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(vii) the sale, transfer or other disposition of assets or businesses of the Company or any of its Subsidiaries with a value in excess of $10.0 million in the aggregate during any fiscal year (other than sales of inventory or supplies in the ordinary course of business, sales of obsolete assets (excluding real estate), sale-leaseback transactions and accounts receivable factoring transactions);

(viii) the acquisition by the Company or any of its Subsidiaries of any assets or properties (in one or more related transactions) for cash or otherwise for an amount in excess of $100.0 million in the aggregate during any fiscal year (other than acquisitions of inventory and equipment in the ordinary course of business);

(ix) capital expenditures by the Company or any of its Subsidiaries in excess of $25.0 million individually (or in the aggregate if related to an integrated program of activities) or in excess of $25.0 million in the aggregate during any fiscal year;

(x) the approval of the annual budget of the Company and its Subsidiaries;

(xi) the hiring or termination of the Company’s chief executive officer;

(xii) the appointment or removal of the chairperson of the Board; and

(xiii) the Company or any of its Subsidiaries making any loans to, investments in, or purchasing any stock or other securities in another corporation, joint venture, partnership or other entity in excess of $25.0 million in the aggregate during any fiscal year.

(b) For so long as the Ownership Threshold is met, increasing the size of the Board beyond [12]1 directors plus the number of directors that the CoyCo Investors have the right to nominate pursuant to Section 2.1 of the CoyCo IRA will require the approval of a majority of the Investor Designees.

(c) When the Ownership Threshold is met, any transaction, agreement, commitment or arrangement between the Company, on the one hand, and the Investor or any Investor Affiliate, on the other hand (other than any amendment of the MPSA) shall require the approval of a majority of the directors of the Board then in office who are not Investor Designees or otherwise affiliates of the Investor, other than a Pro Rata Transaction.

Section 2.5 Books and Records; Access. For so long as the Investor’s Ownership Percentage is 5% or more, the Company shall permit the Investor and its designated representatives (that, for the avoidance of doubt, cannot include any transferee (other than an Investor Affiliate) or customer of the Company), at reasonable times and upon reasonable prior notice to the Company, to review the books and records of the Company and the Company Subsidiaries and to discuss the affairs, finances and condition of the Company or any of the Company Subsidiaries with the officers of the Company or any such Company Subsidiary.

[1]	To be the number of directors as of closing (excluding the CoyCo Investors nominees).

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Section 3. Voting Agreement.

Section 3.1 Voting Agreement as to Certain Matters. For so long as there is at least one Investor Designee on the Board, the Investor will cause all of its shares of Company capital stock that are entitled to vote, whether now owned or hereafter acquired (collectively, the “Voting Securities”), to be voted (i) in favor of any nominee or director nominated by the Governance Committee (provided that the Governance Committee is consistent with the terms of Section 2.1) and (ii) against the removal of any director nominated by the Governance Committee.

Section 3.2 No Successors in Interest. The provisions of this Section 3 shall not be binding upon the successors in interest to any of the Voting Securities other than Investor Affiliates.

Section 4. Restrictions on TransferSection 4.1 .

Section 4.1 [Reserved.]

Section 4.2 [Reserved.]

Section 4.3 No Transfer to Competitors. Neither the Investor nor any Investor Affiliate may at any time directly or knowingly indirectly (without any duty of investigation) transfer the Converted Investor Warrant, any shares of Common Stock issued to the Investor pursuant to the CoyCo Transaction Agreement or any shares of Common Stock issued upon exercise of the Converted Investor Warrant to any Competitor of the Company without the prior written consent of the Company (which consent may be given or withheld, or made subject to such conditions as are determined by the Company, in its sole discretion), other than in connection with any Pro Rata Transaction. For purposes of this Section 4.3, “Competitor” shall mean (i) any Person that (x) sells (A) hospital or medical professional group revenue cycle management services or software or (B) physician advisory services and (y) such sales represent greater than 50% of the total annual sales, for the most recent completed fiscal year, of such Person and its direct and indirect subsidiaries taken as a whole and (ii) any Person that has direct or indirect majority voting control of any Person identified in the preceding clause (i).

Section 4.4 No Block Transfers to Individual Persons. Neither the Investor nor any Investor Affiliate may, individually or acting together with any other person as a “group” (within the meaning of Section 13(d)(3) of the Exchange Act), at any time knowingly, directly or indirectly transfer any shares of Common Stock issued to the Investor pursuant to the CoyCo Transaction Agreement or any shares of Common Stock issued or issuable upon exercise of the Converted Investor Warrant (a) to any individual Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) in an amount constituting 15% or more of the voting capital stock of the Company then outstanding (as calculated from the cover of the Company’s most recent Form 10-K or 10-Q, as applicable, filed with the Securities and Exchange Commission and publicly available on EDGAR) or (b) to any individual Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) that, immediately following such transfer, would beneficially own in the aggregate more than 19.9% of the voting capital stock of the Company then outstanding based on filings with the Securities Exchange Commission of a Schedule 13D or 13G for that transferee publicly available on EDGAR at least one Business Day prior to such transfer (other than, in each case of clauses (a) or (b), to (i) the Investor, (ii) any of its Affiliates (including the Investor Affiliates and commonly controlled or managed investment funds) who execute a written joinder agreement in a form approved by the Company pursuant to which such Affiliate agrees to be bound by the terms of Section 3, Section 4 and Section 6, (iii) in connection with any Permitted Transfer or (iv) in connection with a bona fide public offering or distribution).

Section 4.5 Permitted Transfers. The following transfers (“Permitted Transfers”) shall be permitted without the Company’s consent:

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(i) to an Investor Affiliate who executes a written joinder agreement pursuant to which such Investor Affiliate agrees to be bound by the terms of this Agreement (a “Joinder”), or

(ii) in any Pro Rata Transaction.

For purpose of this Agreement, a “Pro Rata Transaction” shall mean any transaction in which all shareholders (x) are offered pro rata tag along rights on terms substantially similar to those given to the Investor and (y) are entitled to receive consideration of equal market value (on a per share, as-converted or exercised basis), with no value paid to any holder of the Converted Investor Warrant in respect of any liquidation preference, option value, dividend or any other rights related to the Converted Investor Warrant. The Company shall cooperate with, and not frustrate, any transfers by Investor or any Investor Affiliate that are not prohibited by this Agreement.

Section 5. Preemptive Right.

Section 5.1 Subject to the terms and conditions set forth in this Section 5, the Investor has the right to purchase from the Company an amount of any New Securities that the Company may, from time to time, propose to issue and sell up to the Investor’s Ownership Percentage (calculated as of the date of delivery of such Notice of Issuance) to the extent such New Securities are actually issued.

Section 5.2 In the event the Company proposes to undertake an issuance of New Securities, it shall give the Investor written notice of its intention, describing the type of New Securities and the price and terms upon which the Company proposes to issue such New Securities (a “Notice of Issuance”). The Investor shall have thirty (30) days from the date of delivery of a Notice of Issuance to the Investor to agree to purchase a portion of the New Securities up to the Investor’s Ownership Percentage (calculated as of the date of delivery of such Notice of Issuance), for the price and upon the terms specified in the Notice of Issuance. On or prior to the expiration of such thirty (30) day period, the Investor shall deliver a written notice to the Company stating the quantity of New Securities to be purchased by the Investor (the “Investor Response”), which written notice shall be binding on the Company and the Investor subject only to the completion of the issuance of New Securities described in the applicable Notice of Issuance.

Section 5.3 The Company shall have 120 days following the earlier of (i) the expiration of the thirty (30) day period described in Section 5.2 and (ii) the delivery of both the Investor Response and the investor response contemplated by the CoyCo IRA to sell or enter into an agreement to sell the New Securities with respect to which the Investor’s right to purchase was not exercised, at a price and upon terms no more favorable than those specified in the Notice of Issuance. If the Company does not sell such New Securities or enter into an agreement to sell such New Securities within such 120-day period, then the Company shall not thereafter issue or sell any New Securities without first offering such New Securities to the Investor in the manner provided in Section 5.2.

Section 5.4 If, at the close of any Business Day following the Original IRA Date, the Investor’s Ownership Percentage is less than 10%, then all obligations of the Company pursuant to this Section 5 shall immediately terminate.

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Section 6. Standstill Restrictions.

Section 6.1 Until the later of (x) the time that the Investor’s Ownership Percentage is less than 25% of the Diluted Common Shares and (y) the third anniversary of the Original IRA Date (and, in the case of (iv) – (vii), only for so long as the designees of Investor under Section 2.1(a) are seated on the Board pursuant to Section 2.1 and Section 2.4(b) and other than with respect to the election of the Investor Designees), neither the Investor nor any Investor Affiliate shall (i) except as provided in Section 5, directly or indirectly acquire, agree to acquire, or offer to acquire, beneficial ownership of any equity securities of the Company, any warrant or option to purchase such securities, any security convertible into any such securities, or any other right to acquire such securities, other than the Common Stock issued pursuant to the CoyCo Transaction Agreement, the Converted Investor Warrant, Common Stock acquired upon exercise of the Converted Investor Warrant and any Common Stock paid as dividends or as otherwise would not increase the Investor’s beneficial ownership of the Company’s Common Stock by greater than 1% on an as-converted basis, (ii) bring any action or otherwise act to contest the validity of the restrictions set forth in this Section 6, or seek a release of such restrictions, (iii) deposit Common Stock in a voting trust or similar arrangement or subject any Common Stock to any voting agreement, pooling arrangement or similar arrangement, or grant any proxy with respect to any Common Stock to any person not affiliated with the Investor or Company management; (iv) make, or in any way participate or engage in, directly or indirectly, any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Company or any of Subsidiary of the Company, (v) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company or any Subsidiary of the Company except for any group constituting solely of the Investor and Investor Affiliates, (vi) seek the removal of any directors from the Board or a change in the size or composition of the Board (including, without limitation, voting for any directors not nominated by the Board), except as otherwise provided in Section 2.4(b), (vii) call, request the calling of, or otherwise seek or assist in the calling of a special meeting of the shareholders of the Company, (viii) disclose any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing or (ix) make, or take, any action that would reasonably be expected to cause the Company to make a public announcement regarding any intention of the Investor to take an action that would be prohibited by the foregoing; provided, however, that the foregoing shall not restrict the Investor from complying with applicable law or the ability of the Investor Designees or other directors appointed or elected to the Board from exercising their fiduciary duties or powers as directors.

Section 6.2 Notwithstanding the foregoing, if the Board decides to engage in a process that could give rise to a change of control of the Company, the Company shall invite the Investor to participate in such process on the terms and conditions generally made available to the other participants in such process; provided, however, that in the event the Investor participates in such process, each Investor Designee shall recuse himself or herself from voting on, or otherwise receiving any confidential information regarding, matters in connection with the process; provided, further, however, that, following the termination of the Investor’s participation in any process, the Investor’s right to vote on, and receive confidential information about, the process shall be reinstated. In addition, if requested by the Board, the Investor may submit a confidential private acquisition proposal to the Board and respond to any related inquiries from the Board, provided that any such proposal shall be conditioned on approval of the Board.

Section 7. Termination. Other than the termination provisions applicable to particular Sections of this Agreement that are specifically provided elsewhere in this Agreement, this Agreement shall terminate (a) upon the mutual written agreement of the Company and the Investor, (b) upon written notice of either the Company or the Investor at such time as the Investor’s Ownership Percentage is less than 5% or (c) upon written notice of the Investor upon a material breach of this Agreement or the Purchase Agreement by the Company; provided that Section 4 will survive any termination of this Agreement pursuant to Section 7(c) if at the time of such material breach, (i) Investor had a majority of the directors and (ii) either any action by the board of directors or any failure to act by the board of directors caused the breach of this Agreement.

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Section 8. Confidentiality. All confidentiality agreements between the Company and Ascension, and between the Company and TowerBrook Capital Partners L.P., including the Confidentiality Agreement and SEM Confidentiality Agreements (each as defined in the Purchase Agreement) were terminated as of the Original IRA Date. On the date of this Agreement, the Investor, TowerBrook Capital Partners L.P., Ascension and the Company shall enter into a confidentiality agreement substantially in the form attached hereto as Exhibit A (the “IRA Confidentiality Agreement”).

Section 9. Section 16b-3. So long as (i) the Investor has the right to designate an Investor Designee, (ii) Investor, TowerBrook Capital Partners L.P., Ascension and/or any Investor Affiliate owns, directly or indirectly, at least 10% of the outstanding Common Stock or (iii) any holder of Investor limited partnership units who is an “executive officer” or person who is a “director” or a “director by deputization” required to comply with Section 16 of the Exchange Act directly or indirectly holds any Common Stock or receives any Common Stock from the Investor, the Board shall take such action as is reasonably necessary to cause the exemption of any acquisition or disposition of Converted Investor Warrant, Common Stock or any Registrable Securities by such person from the liability provisions of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 so long as such exemption is not prohibited by applicable law; for the avoidance of doubt, the Company shall pass one or more exemptive resolutions by the Board each time there is any purported acquisition or disposition of Converted Investor Warrant, Common Stock or any Registrable Securities by such person with requisite specificity to exempt from the liability provisions of Section 16(b) of the Exchange Act pursuant to Rule 16b-3.

Section 10. Tax Matters.

Section 10.1 The Investor delivered to the Company within ninety (90) days after the Original IRA Date two original copies of whichever of the following was applicable: (i) duly completed and executed copies of Internal Revenue Service Form W-8BEN (or any subsequent versions thereof or successors thereto), claiming eligibility (if any) for benefits of an income tax treaty to which the United States of America is a party, (ii) duly completed and executed copies of Internal Revenue Service Form W-8ECI (or any subsequent versions thereof or successors thereto), (iii) duly completed and executed copies of Internal Revenue Service Form W-8EXP (or any subsequent versions thereof or successors thereto) (iv) duly completed and executed copies of Internal Revenue Service Form W-9 (or any subsequent versions thereof or successors thereto), (v) duly completed and executed copies of Internal Revenue Service Form W-8IMY (or any subsequent versions thereof or successors thereto), together with forms and certificates described in clauses (i) through (iv) above (and additional Form W-8IMYs (or any subsequent versions thereof or successors thereto)) as may be required or (vi) any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in United States federal withholding tax duly completed together with such supplementary documentation as may be prescribed by applicable law to permit the Company to determine the withholding or deduction required to be made. In addition, in each of the foregoing circumstances, the Investor shall deliver such forms upon the obsolescence, expiration or invalidity of any form previously delivered by the Investor. The Investor shall, as promptly as reasonably practicable notify the Company at any time it determines that it is no longer in a position to provide any previously delivered form or certificate to the Company (or any other form of certification adopted by the United States of America or other taxing authorities for such purpose).

Section 10.2 The Investor delivered to the Company within ninety (90) days after the Original IRA Date a schedule setting out the Investor’s calculations in reasonable detail as to how much withholding would be required on payments to the Investor or any Investor Affiliates (each such owner, an “Investor Group Member”) in the event of a taxable distribution and shall as promptly as reasonably practicable deliver an updated schedule whenever such information changes (including upon any transfer to Investor Group Members not party to this Agreement).

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Section 10.3 [Reserved]

Section 10.4 The Investor represents that it is a domestic corporation for federal income tax purposes and shall deliver to the Company an Internal Revenue Service Form W-9 to such effect.

Section 11. Miscellaneous.

Section 11.1 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 11.2 Jurisdiction; Enforcement. Each of the parties hereto hereby agrees that (i) all actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware and any state appellate court therefrom sitting in New Castle County in the State of Delaware (or, solely if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 11.2 in any such action or proceeding by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 11.6. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.3 Successors and Assigns. Except as otherwise provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties; provided, however, the rights of the Investor under this Agreement shall not be assignable to any Person without the consent of the Company other than to an Investor Affiliate that executes a Joinder.

Section 11.4 No Third-Party Beneficiaries. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties to this Agreement any rights, remedies, obligations or liabilities under or by reason of this Agreement, and no Person that is not a party to this Agreement (including any partner, member, shareholder, director, officer, employee or other beneficial owner of any party, in its own capacity as such or in bringing a derivative action on behalf of a party) shall have any standing as third-party beneficiary with respect to this Agreement or the transactions contemplated by this Agreement.

Section 11.5 Entire Agreement. This Agreement, the Purchase Agreement, the Preferred Stock Agreement, the MPSA, the Registration Rights Agreement, the Converted Investor Warrant Agreement, the Converted Investor Warrant, the IRA Confidentiality Agreement and Voting Agreement (as defined in the CoyCo Transaction Agreement), constitute the full and entire understanding and agreement between the parties with regard to the subjects of this Agreement and such other agreements and documents.

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Section 11.6 Notices. Except as otherwise provided in this Agreement, all notices, requests, claims, demands, waivers and other communications required or permitted under this Agreement shall be in writing and shall be mailed by reliable overnight delivery service or delivered by hand, email (with delivery receipt) or messenger as follows:

If to the Company or Former Pubco:

R1 RCM Inc.

434 W. Ascension Way, 6th Floor

Murray, Utah 84123

Attention: General Counsel

Email: SRadcliffe@R1RCM.COM

With a copy to (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attention: Richard W. Porter, P.C.

                 Robert M. Hayward, P.C.

                 Bradley C. Reed, P.C.

Email:      richard.porter@kirkland.com

                 robert.hayward@kirkland.com

                 bradley.reed@kirkland.com

if to the Investor:

c/o TowerBrook Capital Partners L.P.

65 East 55th Street, 19th Floor

New York, NY 10022

Attention: Glenn Miller

Email:      glenn.miller@towerbrook.com

with a copy to (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: Steven A. Cohen

                 Elina Tetelbaum

Email:      SACohen@wlrk.com

                 ETetelbaum@wlrk.com

and

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Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

Attention: Stephen A. Infante

Email: sinfante@cov.com

or in any such case to such other address or email address as either party may, from time to time, designate in a written notice given in a like manner. Notices shall be deemed given when actually delivered by overnight delivery service, hand or messenger, or when received by email if promptly confirmed or a delivery receipt is received.

Section 11.7 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement shall impair any such right, power, or remedy of such party, nor shall it be construed to be a waiver of or acquiescence to any breach or default, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default. All remedies, either under this Agreement or by law or otherwise afforded to any holder, shall be cumulative and not alternative.

Section 11.8 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only if such amendment or waiver is in writing and signed, in the case of an amendment, by the Company and the Investor or, in the case of a waiver, by the party against whom the waiver is to be effective. Any consent hereunder and any amendment or waiver of any term of this Agreement by the Company must be approved in accordance with Section 2.4(c) herein. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any securities purchased under this Agreement at the time outstanding (including securities into which such securities are convertible), each future holder that executes a Joinder, and the Company.

Section 11.9 Counterparts. This Agreement may be executed in any number of counterparts and signatures may be delivered by facsimile or in electronic format, each of which may be executed by less than all the parties, each of which shall be enforceable against the parties actually executing such counterparts and all of which together shall constitute one instrument.

Section 11.10 Severability. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement and the balance of this Agreement shall be enforceable in accordance with its terms.

Section 11.11 Titles and Subtitles; Interpretation. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. When a reference is made in this Agreement to a Section, Schedule or Annex, such reference shall be to a Section, Schedule or Annex of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to in this Agreement means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by each of the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

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Section 11.12 Expenses. The Company shall, at the direction of the Investor, pay directly or reimburse the Investor for such reasonable, documented and out-of-pocket travel expenses and other business expenses that arise in connection with or directly relate to the Investor’s and its Affiliates performance of its and its Affiliates’ obligations under this Agreement or otherwise relating to the management and oversight of the Investor’s investment in the Company (including any reasonable attorneys’ fees); provided that in no event shall the Company be obligated under this Section 11.12 to (x) pay or reimburse any expenses (individually or in the aggregate) in an amount above $100,000 per fiscal year or (y) pay or reimburse any expenses (including attorneys’ fees) related to any filings required to be made by the Investor or its Affiliates solely in their capacity as stockholders or beneficial owners of the Company. Unless otherwise approved by the Company, travel expenses will be reimbursed only to the extent that such travel is consistent with the Company’s policies for members of the Board in effect from time to time with respect to travel. The Company shall, at the direction of the Investor, pay directly or reimburse the Investor for (i) such reasonable fees of Wachtell, Lipton, Rosen & Katz and Covington & Burling LLP and (ii) any filing fees, expenses, fines or penalties in connection with any filing or approval required by any Governmental Authority (or a failure to make such a filing), in each case (i) and (ii) relating to or in connection with this Agreement and the transactions contemplated by the CoyCo Transaction Agreement.

[signature page follows]

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IN WITNESS WHEREOF, the parties have executed this Investor Rights Agreement as of the date first above written.

COMPANY: R1 RCM INC.

By:
Name:
Title:

FORMER PUBCO: [•]

By:
Name:
Title:

INVESTOR: TCP-ASCH ACHI SERIES LLLP
By: TCP-ASC GP, LLC, its General Partner

By:
Name:
Title:

INVESTOR AFFILIATES:

TOWERBROOK INVESTORS IV
(ONSHORE), L.P.

By: TowerBrook Investors GP IV, L.P.
Its: General Partner

By: TowerBrook Investors, Ltd.
Its: General Partner

By:
Name: Glenn F. Miller
Title: Attorney-in-fact

Signature Page to Investor Rights Agreement

TOWERBROOK INVESTORS IV (892), L.P.
By: TowerBrook Investors GP IV (Alberta), L.P.
Its: General Partner

By: TowerBrook Investors, Ltd.
Its: General Partner

By:
Name: Glenn F. Miller
Title: Attorney-in-fact

TOWERBROOK INVESTORS IV (OS), L.P.

By: TowerBrook Investors GP IV (Alberta), L.P.
Its: General Partner

By: TowerBrook Investors, Ltd.
Its: General Partner

By:
Name: Glenn F. Miller
Title: Attorney-in-fact

TOWERBROOK INVESTORS IV EXECUTIVE FUND, L.P.

By: TowerBrook Investors GP IV, L.P.
Its: General Partner

By: TowerBrook Investors, Ltd.
Its: General Partner

By:
Name: Glenn F. Miller
Title: Attorney-in-fact

TOWERBROOK INVESTORS IV TEAM DAYBREAK, L.P.

By: TowerBrook Investors IV Team Daybreak Cayman Holdco Ltd.
Its: General Partner

By:
Name: Glenn F. Miller
Title: Attorney-in-fact

16

ASCENSION HEALTH ALLIANCE D/B/A ASCENSION

By:
Name:
Title:

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Exhibit 4.3

INVESTOR RIGHTS AGREEMENT

Investor Rights Agreement, dated as of [•], 2022 (this “Agreement”), by and among R1 RCM Inc., a Delaware corporation (the “Company”), CoyCo 1, L.P., a Delaware limited partnership (“Coyco 1”), and Coyco 2, L.P., a Delaware limited partnership (“Coyco 2”, each of Coyco 1 and Coyco 2, an “Investor” and collectively, the “Investors”), and, solely for purposes of Section 4, Section 6 and Section 11, the undersigned Investor Affiliate.

WHEREAS, on January [•], 2022, the Company, the Investors, [•] (f/k/a R1 RCM Inc.), a Delaware corporation (“Roadrunner”), Project Roadrunner Merger Sub Inc., a Delaware corporation, and Revint Holdings, LLC, a Delaware limited partnership, entered into a Transaction Agreement and Plan of Merger (the “Transaction Agreement”) pursuant to which the Company acquired all of the issued and outstanding limited liability company interests of Cloudmed Blocker Parent, L.L.C., a Delaware limited liability company, in exchange for the consideration set forth therein, including shares of common stock, par value $0.01 per share (“Common Stock”), of the Company on the terms and subject to the conditions set forth in the Transaction Agreement; and

WHEREAS, it is a condition to the closing of the transactions contemplated by the Transaction Agreement that the Company and the Investors enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the agreements contained in this Agreement, and intending to be legally bound by this Agreement, the Company and the Investors agree as follows:

Section 1. Definitions. Capitalized terms used and not otherwise defined in this Agreement that are defined in the Transaction Agreement shall have the meanings given such terms in the Transaction Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth in this Section 1:

“Diluted Common Shares” means, as of any date, the total number of shares of Common Stock then outstanding, calculated assuming the full exercise of the TCP/AS Warrant.

“Indebtedness” means (i) indebtedness for borrowed money whether or not evidenced by bonds, notes, debentures or other similar instruments, including purchase money obligations or other obligations relating to the deferred purchase price of property, (ii) obligations as lessee under leases which have been recorded as capital leases and (iii) obligations under guaranties in respect of indebtedness or obligations of others of the kind referred to in clauses (i) through (ii) above, as reported in accordance with GAAP; provided, that, Indebtedness shall not include (A) trade payables and accrued expenses arising in the ordinary course of business and (B) indebtedness, obligations under guaranties and other liabilities owed by the Company to its Subsidiaries or among the Company’s Subsidiaries.

“New Securities” means any shares of capital stock of the Company, including Common Stock, whether authorized or not by the Company’s board of directors (the “Board”) or any committee of the Board, and rights, options, or warrants to purchase said shares of capital stock, and securities of any type whatsoever that are, or may become, convertible, exchangeable or exercisable into capital stock; provided, however, that the term “New Securities” shall not include: (i) securities issued to employees, consultants, officers and directors of the Company, pursuant to

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any arrangement approved by the Board or the Board’s Compensation Committee subject to any consent or approval required hereunder; (ii) securities issued to the sellers pursuant to the acquisition of another business entity by the Company by merger, purchase of substantially all of the assets or shares, or other reorganization whereby the Company will own equity securities of the surviving or successor corporation; (iii) securities issued in an underwritten registered public offering, provided, that the Company shall have complied with Section 5 with respect to such securities; (iv) securities issued pursuant to any rights or agreements, including, without limitation, convertible securities, options and warrants; provided, that either (x) the Company shall have complied with Section 5 with respect to the initial sale or grant by the Company of such rights or agreements or (y) such rights or agreements existed on or prior to the date hereof (it being understood that any modification or amendment to any such pre-existing right or agreement subsequent to the date hereof with the effect of increasing the percentage of the Company’s fully-diluted securities underlying such rights agreement shall not be included in this clause (iv)); (v) securities issued in connection with any stock split, stock dividend or recapitalization by the Company; (vi) Common Stock issued pursuant to the Transaction Agreement; (vii) Common Stock issued pursuant to the Warrants; and (viii) any right, option, or warrant to acquire any security convertible into the securities excluded from the definition of New Securities pursuant to clauses (i) through (vii) above.

“Ownership Percentage” means, as of any date, the percentage equal to (i) the difference of (x) the aggregate number of shares of Common Stock issued to the Investors pursuant to the Transaction Agreement and issued pursuant to any preemptive rights pursuant to this Agreement, minus (y) the aggregate number of any shares of Common Stock transferred by any Investor to any Person (but excluding any transfers to funds managed by New Mountain Partners V (AIV-D), LP (“NMC”) or its Affiliates, including New Mountain Capital, L.L.C. (together with NMC, each, an “Investor Affiliate”) who, if required by Section 4.1, executes a written joinder agreement in a form approved by the Company pursuant to Section 4.1) divided by (ii) the Diluted Common Shares.

“Ownership Threshold” means, as of any date, the Investors and the Investor Affiliates taken together holding in aggregate at least (x) [•]1 (as adjusted for any stock split, reverse stock split or other similar event) or (y) 33% of the Diluted Common Shares for purposes of Section 2.1(a) or 25% of the Diluted Common Shares for all purposes other than Section 2.1(a).

“TCP/AS IRA” means that certain Amended and Restated Investor Rights Agreement, dated as of the date hereof, between the Company and TCP-ASC ACHI Series LLLP, a Delaware limited liability limited partnership.

“Warrants” means the Warrant, dated as of February 16, 2016, between the Company (as assignee from Roadrunner) and TCP-ASC ACHI Series LLLP (the “TCP/AS Warrant”) and (ii) the Warrant, dated as of January 23, 2018, between the Company (as assignee from Roadrunner) and IHC Health Services, Inc., in each case, as such Warrant may be amended or modified from time to time.

[1]	To be a number of shares equal to 75% of the shares of Common Stock issued to the Investors pursuant to the Transaction Agreement.

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Section	2. Governance Matters.

2.1.	Board Composition.

(a)

Concurrently with the execution of this Agreement, the Investors shall be entitled to nominate three (3) members to the Board, who shall initially be [•], [•] and [•], and the Board shall take all necessary action to cause the appointment of such individuals to the Board effective at the Closing. After the date hereof,

(1)	for so long as the Ownership Threshold is met the Investors shall be entitled to nominate three (3) members to the Board,

(2)

for so long as the Ownership Threshold is not met but the Investors’ Ownership Percentage exceeds 10% of the Diluted Common Shares, then the Investors shall be entitled to nominate the greater of (x) such number of individuals to the Board in relative proportion to the Ownership Percentage (rounded down) and (y) two (2) directors, and

(3)

for so long as the Investors’ Ownership Percentage is in the aggregate at least 5% but less than 10% of the Diluted Common Shares, then the Investors shall be entitled to nominate the greater of (x) such number of individuals to the Board in relative proportion to the Ownership Percentage (rounded down) and (y) one (1) director (each, an “Investor Designee,” and collectively, the “Investor Designees”).

For so long as the Ownership Threshold is met, (i) one Investor Designee shall be unaffiliated with NMC and (ii) two Investor Designees (which, for the avoidance of doubt, can include the Investor Designee described in clause (i)) shall qualify as “independent” directors as defined in the listing standards of the Nasdaq Global Select Market (or other United States national securities exchange that the Common Stock is listed upon, if any) and applicable law. The Company shall, at any annual or special meeting of shareholders of the Company at which directors are to be elected, subject to the fulfillment of the requirements set forth in Section 2.1(b), nominate the Investor Designees for election to the Board and use all commercially reasonable efforts to cause the Investor Designees to be elected as directors of the Board.

(b)

Any Investor Designee shall be reasonably acceptable to the Board’s Nominating and Corporate Governance Committee (the “Governance Committee”), it being understood that the individuals named in Section 2.1(a) are acceptable. The Company shall require that all directors comply in all respects with applicable law (including with respect to confidentiality) and the Company’s corporate governance guidelines, code of business conduct and ethics and confidentiality and trading policies and guidelines as in effect from time to time. The Investors shall notify the Company of any proposed Investor Designee in writing no later than the latest date on which shareholders of the Company may make nominations to the Board in accordance with the Bylaws, together with all information concerning such nominee required to be delivered to the Company by the Bylaws and such other information reasonably requested by the Company; provided, that in each

3

such case, all such information is generally required to be delivered to the Company by the other outside directors of the Company (the “Nominee Disclosure Information”); provided, further, that in the event the Investors fail to provide any such notice, the Investor Designee shall be the person then serving as the Investor Designee as long as the Investors provide the Nominee Disclosure Information to the Company promptly upon request by the Company.

(c)

In the event of the death, disability, resignation or removal of an Investor Designee, the Board will promptly elect to the Board a replacement director designated by the Investors, subject to the fulfillment of the requirements set forth in the first sentence of the last paragraph of Section 2.1(a) and Section 2.1(b), to fill the resulting vacancy, and such individual shall then be deemed an Investor Designee for all purposes under this Agreement.

(d)	For so long as the Investors have rights under this Section 2.1, the Company will not amend or waive the provisions of Section 3 of the TCP/AS IRA.

2.2.

Committee Membership. After the date hereof, and subject to applicable law and the listing standards of the Nasdaq Global Select Market (or other United States national securities exchange that the Common Stock is listed upon, if any), the Company will offer one Investor Designee (to be selected by the Investors) an opportunity to, at the Investors’ option, either sit on each regular committee of the Board or attend (but not vote) at the meetings of such committee as an observer. If an Investor Designee fails to satisfy the applicable qualifications under law or stock exchange listing standard to sit on any committee of the Board, then the Board shall offer such Investor Designee the opportunity to attend (but not vote) at the meetings of such committee as an observer. For the avoidance of doubt, the Investors may select different Investor Designees for different committees.

2.3. Compensation and Benefits. Each of the Investor Designees will be entitled to receive similar compensation, benefits, reimbursement (including of travel expenses), indemnification and insurance coverage for their service as directors as the other outside directors of the Company; provided, that the Investors (on behalf of any Investor Designee) or any Investor Designee may elect to waive, in their, his or her discretion, all or any portion of the foregoing entitlements.2 For so long as the Company maintains directors and officers liability insurance, the Company shall include each Investor Designee as an “insured” for all purposes under such insurance policy for so long as such Investor Designee is a director of the Company and for the same period as for other former directors of the Company when such Investor Designee ceases to be a director of the Company.

2.4.	Special Approval Matters.

(a)

For so long as the Ownership Threshold is met, the following matters will require the approval of the holders of a majority of the Common Stock that is held by the Investors or any Investor Affiliate to proceed with such a transaction (excluding any such transaction between the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries):

[2]	TCP/AS (with respect to Neal and Ian) and the Investors (with respect to NMC investment professionals) will provide waivers of cash and equity director compensation.

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(1)	the amendment or modification of the Company’s Certificate of Incorporation or Bylaws in any manner that adversely impacts the rights of holders of Common Stock;

(2)	the creation, authorization or issuance of any equity securities of the Company or any of its Subsidiaries in any manner that adversely impacts the rights of holders of Common Stock;

(3)

the incurrence of any Indebtedness by the Company or any of its Subsidiaries in excess of $100.0 million in the aggregate during any fiscal year (other than (i) the Indebtedness contemplated by the Financing Commitment and (ii) refinancings of existing Indebtedness (including the Indebtedness contemplated by the Financing Commitment));

(4)

the sale, transfer or other disposition of assets or businesses of the Company or any of its Subsidiaries with a value in excess of $10.0 million in the aggregate during any fiscal year (other than sales of inventory or supplies in the ordinary course of business, sales of obsolete assets (excluding real estate), sale-leaseback transactions and accounts receivable factoring transactions);

(5)

the acquisition by the Company or any of its Subsidiaries of any assets or properties (in one or more related transactions) for cash or otherwise for an amount in excess of $100.0 million in the aggregate during any fiscal year (other than acquisitions of inventory and equipment in the ordinary course of business);

(6)

capital expenditures by the Company or any of its Subsidiaries in excess of $25.0 million individually (or in the aggregate if related to an integrated program of activities) or in excess of $25.0 million in the aggregate during any fiscal year;

(7)	the approval of the annual budget of the Company and its Subsidiaries;

(8)	the hiring or termination of the Company’s chief executive officer;

(9)	the appointment or removal of the chairperson of the Board; and

(10)

the Company or any of its Subsidiaries making any loans to, investments in, or purchasing any stock or other securities in another corporation, joint venture, partnership or other entity in excess of $25.0 million in the aggregate during any fiscal year.

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(b)	For so long as the Ownership Threshold is met, increasing the size of the Board beyond 15 directors will require the approval of a majority of the Investor Designees.

(c)

(i) When the Ownership Threshold is met, any transaction, agreement, commitment or arrangement between the Company, on the one hand, and any Investor or any Investor Affiliate, on the other hand shall require the approval of a majority of the directors of the Board then in office who are not Investor Designees or otherwise affiliates of the Investors, other than a Pro Rata Transaction.

2.5.

Books and Records; Access. For so long as the Investors’ Ownership Percentage is 5% or more, the Company shall permit each Investor and its designated representatives (that, for the avoidance of doubt, cannot include any transferee (other than an Investor Affiliate) or customer of the Company), at reasonable times and upon reasonable prior notice to the Company, to review the books and records of the Company and the Company Subsidiaries and to discuss the affairs, finances and condition of the Company or any of the Company Subsidiaries with the officers of the Company or any such Company Subsidiary.

2.6.

Tender Offers. Following the Closing, the Company may commence any tender offers or exchange offers for shares of Common Stock (or other equity securities of the Company or any of its subsidiaries) and acquire securities pursuant to any such tender offers or exchange offers so long as the aggregate purchase price paid in respect of such shares of Common Stock (or other equity securities of the Company or any of its subsidiaries) does not exceed $500 million in the aggregate (such tender offers or exchange offers, the “Pre-Approved Tender Offers”). Other than the Pre-Approved Tender Offers, for a period of eighteen (18) months following the Closing, the Company shall not, and shall cause its subsidiaries not to, commence any tender offer or exchange offer for any shares of Common Stock (or other equity securities of the Company or any of its subsidiaries) or acquire any securities pursuant to any such tender offer or exchange offer, unless the amount and terms of such tender or exchange offer have been approved by a majority of the members of the Board of the Company, which majority must include at least two (2) directors who do not constitute “Investor Designees” pursuant to the TCP/ASC IRA and who qualify as “independent” directors as defined in the listing standards of the Nasdaq Global Select Market (or other United States national securities exchange that the Common Stock is listed upon, if any) (such tender offers or exchange offers together with the Pre-Approved Tender Offers, the “Approved Tender Offers”). Notwithstanding the foregoing, in no event shall there be more than two Approved Tender Offers.

Section	3. Voting Agreement.

3.1.

Voting Agreement as to Certain Matters. For so long as there is at least one Investor Designee on the Board, each Investor will cause all of its shares of Company capital stock that are entitled to vote, whether now owned or hereafter acquired (collectively, the “Voting Securities”), to be voted (i) in favor of any nominee or director nominated by the Governance Committee (provided that the Governance Committee is consistent with the terms of Section 2.1) and (ii) against the removal of any director nominated by the Governance Committee.

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3.2.	No Successors in Interest. The provisions of this Section 3 shall not be binding upon the successors in interest to any of the Voting Securities other than Investor Affiliates.

Section	4. Restrictions on Transfer.

4.1.

No Transfer of Shares Prior to Eighteen-Month Anniversary. Prior to [•][3], 2023, neither of the Investors nor any Investor Affiliate may directly or indirectly sell, transfer, pledge, encumber, assign or otherwise dispose of any shares of Common Stock to any Person without the prior written consent of the Company (which consent may be given or withheld, or made subject to such conditions as are determined by the Company, in its sole discretion) other than any Permitted Transfer; provided, that, (i) with respect to any direct or indirect equity holders of an Investor, neither transfers of interests in an investment partnership or other fund vehicle nor transfers for bona fide estate planning purposes shall be deemed indirect transfers and (ii) for the avoidance of doubt, any pledges or encumbrances of equity interests in the Investors or any parent thereof (but not, for the avoidance of doubt, the Common Stock) in connection with ordinary course, fund-level, financing arrangements shall be permitted without the prior consent of the Company. Any purported transfer which is not in accordance with the terms and conditions of this Section 4.1 shall be, to the fullest extent permitted by law, null and void ab initio and, in addition to other rights and remedies at law and in equity, the Company shall be entitled to injunctive relief enjoining the prohibited action.

4.2.

No Transfer to Competitors. Neither of the Investors nor any Investor Affiliate may at any time directly or knowingly indirectly (without any duty of investigation) transfer any shares of Common Stock to any Competitor of the Company without the prior written consent of the Company (which consent may be given or withheld, or made subject to such conditions as are determined by the Company, in its sole discretion), other than in connection with any Pro Rata Transaction. For purposes of this Section 4.1, “Competitor” shall mean (i) any Person that (x) sells (A) hospital or medical professional group revenue cycle management services or software or (B) physician advisory services and (y) such sales represent greater than 50% of the total annual sales, for the most recent completed fiscal year, of such Person and its direct and indirect subsidiaries taken as a whole and (ii) any Person that has direct or indirect majority voting control of any Person identified in the preceding clause (i).

[3]	To be the eighteen-month anniversary of this Agreement.

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4.3.

No Block Transfers to Individual Persons. Neither of the Investors nor any Investor Affiliate may, individually or acting together with any other person as a “group” (within the meaning of Section 13(d)(3) of the Exchange Act), at any time knowingly, directly or indirectly transfer any shares of Common Stock (a) to any individual Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) in an amount constituting 15% or more of the voting capital stock of the Company then outstanding (as calculated from the cover of the Company’s most recent Form 10-K or 10-Q, as applicable, filed with the Securities and Exchange Commission and publicly available on EDGAR) or (b) to any individual Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) that, immediately following such transfer, would beneficially own in the aggregate more than 19.9% of the voting capital stock of the Company then outstanding based on filings with the Securities Exchange Commission of a Schedule 13D or 13G for that transferee publicly available on EDGAR at least one Business Day prior to such transfer (other than, in each case of clauses (a) or (b), to (i) the Investors, (ii) any of their Affiliates (including the Investor Affiliates and commonly controlled or managed investment funds) who execute a written joinder agreement in a form approved by the Company pursuant to which such Affiliate agrees to be bound by the terms of Section 3, Section 4 and Section 6, (iii) in connection with any Permitted Transfer or (iv) in connection with a bona fide public offering or distribution).

4.4.	Permitted Transfers. The following transfers (“Permitted Transfers”) shall be permitted without the Company’s consent:

(1)	to an Investor Affiliate who executes a written joinder agreement pursuant to which such Investor Affiliate agrees to be bound by the terms of this Agreement (a “Joinder”),

(2)

following [•][4], 2022 until [•][5], 2023, up to 20% of the Common Stock held by the Investors and Investor Affiliates (in the aggregate) in connection with the exercise of any “piggyback” registration rights pursuant to Section 3 of the Registration Rights Agreement,

(3)

to any limited partner of an Investor (each, an “Investor LP”) solely in order to permit such Investor LP of such Investor to participate directly in any substantially concurrent sale of Common Stock in which such Investor would otherwise be able to participate pursuant to the terms hereof,

(4)

in the event that any Investor LP (or any beneficial owner thereof) (other than, for the avoidance of doubt, NMC and its Affiliates including its affiliated investment funds) is required to pay income taxes as a result of the consummation of the transactions contemplated by the Transaction Agreement (including the Coyote Reorganization (as defined therein)), to such Investor LP a number of shares of Common Stock up to an amount sufficient to pay such income taxes (and any income taxes expected to be payable in connection with such distribution or the disposition of such shares of Common Stock), or

[4]	To be the six-month anniversary of this Agreement.
[5]	To be the eighteen-month anniversary of this Agreement.

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(5)	in any Pro Rata Transaction.

For purpose of this Agreement, a “Pro Rata Transaction” shall mean any transaction in which all shareholders (x) are offered pro rata tag along rights on terms substantially similar to those given to the Investors and (y) are entitled to receive consideration of equal market value (on a per share, as-converted or exercised basis). The Company shall cooperate with, and not frustrate, any transfers by Investors or any Investor Affiliate that are not prohibited by this Agreement.

4.5.

In connection with any distribution of Common Stock to an Investor LP pursuant to Section 4.4(3), the Company shall use commercially reasonable efforts to determine whether any certificates or book-entry interests evidencing such shares of Common Stock should include any legend as may be required under, and are otherwise distributed in compliance with, all applicable securities laws, including imposing any transfer restrictions for such period of time as may be required to ensure that any subsequent disposition by an Investor LP of such Common Stock is made in compliance with such laws.

4.6.

Notwithstanding anything in this Agreement to the contrary, each Investor (including any Investor Affiliate who signs a joinder agreement pursuant to Section 4.4(1)) agrees that it will not tender, sell or otherwise transfer any shares of Common Stock (other than shares of Common Stock received in a transfer pursuant to Section 4.4(4)) in connection with any tender offer by the Company for shares of Common Stock from the date of this Agreement until [•][6], 2023; provided, that the purchase price in such tender offer(s) does not exceed $1.0 billion in the aggregate. In addition, each Investor agrees that (i) it will take any actions reasonably requested by the Company in support of the Pre-Approved Tender Offers, (ii) its approval rights set forth in clause (5) of Section 2.4(a) shall not apply with respect to the Approved Tender Offers and (iii) its approval rights set forth in clause (3) of Section 2.4(a) shall not apply with respect to the Approved Tender Offers or the incurrence of Indebtedness by the Company or its subsidiaries to finance the Approved Tender Offers in an amount up to $500 million in the aggregate with respect to the Pre-Approved Tender Offers and (without duplication) $1.0 billion in the aggregate with respect to the Approved Tender Offers.

Section	5. Preemptive Rights.

5.1.

Subject to the terms and conditions set forth in this Section 5, each Investor has the right to purchase from the Company an amount of any New Securities that the Company may, from time to time, propose to issue and sell up to such Investor’s pro rata portion (as determined by the Investors) of the Ownership Percentage (calculated as of the date of delivery of such Notice of Issuance) to the extent such New Securities are actually issued.

[6]	To be the eighteen-month anniversary of this Agreement.

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5.2.

In the event the Company proposes to undertake an issuance of New Securities, it shall give each Investor written notice of its intention, describing the type of New Securities and the price and terms upon which the Company proposes to issue such New Securities (a “Notice of Issuance”). Each Investor shall have thirty (30) days from the date of delivery of a Notice of Issuance to such Investor to agree to purchase a portion of the New Securities up to such Investor’s pro rata portion Ownership Percentage (calculated as of the date of delivery of such Notice of Issuance), for the price and upon the terms specified in the Notice of Issuance. On or prior to the expiration of such thirty (30) day period, each Investor shall deliver a written notice to the Company stating the quantity of New Securities to be purchased by such Investor (an “Investor Response”), which written notice shall be binding on the Company and such Investor subject only to the completion of the issuance of New Securities described in the applicable Notice of Issuance.

5.3.

The Company shall have 120 days following the earlier of (i) the expiration of the thirty (30) day period described in Section 5.2 and (ii) the delivery of each Investor Response and the investor response contemplated by the TCP/AS IRA to sell or enter into an agreement to sell the New Securities with respect to which an Investor’s right to purchase was not exercised, at a price and upon terms no more favorable than those specified in the Notice of Issuance. If the Company does not sell such New Securities or enter into an agreement to sell such New Securities within such 120-day period, then the Company shall not thereafter issue or sell any New Securities without first offering such New Securities to the Investors in the manner provided in Section 5.2.

5.4.

If, at the close of any Business Day following the date hereof, the Investors’ Ownership Percentage is less than 10%, then all obligations of the Company pursuant to this Section 5 shall immediately terminate.

Section	6. Standstill Restrictions.

6.1.

Until the later of (x) the time that the Investors’ Ownership Percentage is less than 25% of the Diluted Common Shares and (y) the third anniversary of the date hereof (and, in the case of (iv)—(vii), only for so long as the designees of the Investors under Section 2.1(a) are seated on the Board pursuant to Section 2.1 and Section 2.4(b) and other than with respect to the election of the Investor Designees), neither Investor nor any Investor Affiliate shall (i) except as provided in Section 5, directly or indirectly acquire, agree to acquire, or offer to acquire, beneficial ownership of any equity securities of the Company, any warrant or option to purchase such securities, any security convertible into any such securities, or any other right to acquire such securities, other than the Common Stock issued pursuant to the Transaction Agreement and any Common Stock paid as dividends or as otherwise would not increase the Investors’ beneficial ownership of the Company’s Common Stock by greater than 1% on an as-converted basis, (ii) bring any action or otherwise

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act to contest the validity of the restrictions set forth in this Section 6, or seek a release of such restrictions, (iii) deposit any Common Stock in a voting trust or similar arrangement or subject any Common Stock to any voting agreement, pooling arrangement or similar arrangement, or grant any proxy with respect to any Common Stock to any person not affiliated with the Investors or Company management; (iv) make, or in any way participate or engage in, directly or indirectly, any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Company or any of Subsidiary of the Company, (v) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company or any Subsidiary of the Company except for any group constituting solely of the Investors, the Investor Affiliates and other holders of partnership units of either Investor as of the Closing or their “Permitted Transferees” as defined in such Investor’s Amended and Restated Agreement of Limited Partnership (as in effect on the date hereof), (vi) seek the removal of any directors from the Board or a change in the size or composition of the Board (including, without limitation, voting for any directors not nominated by the Board), except as otherwise provided in Section 2.4(b), (vii) call, request the calling of, or otherwise seek or assist in the calling of a special meeting of the shareholders of the Company, (viii) disclose any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing or (ix) make, or take, any action that would reasonably be expected to cause the Company to make a public announcement regarding any intention of an Investor to take an action that would be prohibited by the foregoing; provided, however, that the foregoing shall not restrict an Investor from complying with applicable law or the ability of the Investor Designees or other directors appointed or elected to the Board from exercising their fiduciary duties or powers as directors.

6.2.

Notwithstanding the foregoing, if the Board decides to engage in a process that could give rise to a change of control of the Company, the Company shall invite each Investor to participate in such process on the terms and conditions generally made available to the other participants in such process; provided, however, that in the event an Investor participates in such process, each Investor Designee shall recuse himself or herself from voting on, or otherwise receiving any confidential information regarding, matters in connection with the process; provided, further, however, that, following the termination of the Investors’ participation in any process, the Investors’ right to vote on, and receive confidential information about, the process shall be reinstated. In addition, if requested by the Board, the Investors may submit a confidential private acquisition proposal to the Board and respond to any related inquiries from the Board; provided, that any such proposal shall be conditioned on approval of the Board.

Section 7. Termination. Other than the termination provisions applicable to particular Sections of this Agreement that are specifically provided elsewhere in this Agreement, this Agreement shall terminate (a) upon the mutual written agreement of the Company and the Investors, (b) upon written notice of either the Company or the Investors at such time as the Investors’ Ownership Percentage is less than 5% or (c) upon written notice of the Investors upon a material breach of this Agreement by the Company.

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Section 8. Confidentiality. All confidentiality agreements between the Company and Revint Intermediate II, LLC, including the Confidentiality Agreement (as defined in the Transaction Agreement) are hereby terminated as of the date of this Agreement. On the date of this Agreement, each Investor, NMC and the Company shall enter into a confidentiality agreement substantially in the form attached hereto as Exhibit A.

Section 9. Section 16b-3. So long as (i) the Investors have the right to designate an Investor Designee and an Investor Designee is serving on the Board, (ii) the Investors, NMC and/or any Investor Affiliate owns, directly or indirectly, at least 10% of the outstanding Common Stock or (iii) any holder of Investor limited partnership units who is an “executive officer” or person who is a “director” or a “director by deputization” required to comply with Section 16 of the Exchange Act directly or indirectly holds any Common Stock or receives any Common Stock from an Investor, the Board shall take such action as is reasonably necessary to cause the exemption of any acquisition or disposition of Common Stock or any Registrable Securities by any such person from the liability provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 16b-3 so long as such exemption is not prohibited by applicable law; for the avoidance of doubt, the Company shall pass one or more exemptive resolutions by the Board each time there is any purported acquisition or disposition of Common Stock or any Registrable Securities by any such person with requisite specificity to exempt from the liability provisions of Section 16(b) of the Exchange Act pursuant to Rule 16b-3.

Section 10. Tax Matters.

10.1.

Each Investor shall deliver to the Company within ninety (90) days after the date hereof two original copies of whichever of the following is applicable: (i) duly completed and executed copies of Internal Revenue Service Form W-8BEN (or any subsequent versions thereof or successors thereto), claiming eligibility (if any) for benefits of an income tax treaty to which the United States of America is a party, (ii) duly completed and executed copies of Internal Revenue Service Form W-8ECI (or any subsequent versions thereof or successors thereto), (iii) duly completed and executed copies of Internal Revenue Service Form W-8EXP (or any subsequent versions thereof or successors thereto) (iv) duly completed and executed copies of Internal Revenue Service Form W-9 (or any subsequent versions thereof or successors thereto), (v) duly completed and executed copies of Internal Revenue Service Form W-8IMY (or any subsequent versions thereof or successors thereto), together with forms and certificates described in clauses (i) through (iv) above (and additional Form W-8IMYs (or any subsequent versions thereof or successors thereto)) as may be required or (vi) any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in United States federal withholding tax duly completed together with such supplementary documentation as may be prescribed by applicable law to permit the Company to determine the withholding or deduction required to be made. In addition, in each of the foregoing circumstances, each Investor shall deliver such forms upon the obsolescence, expiration or invalidity of any form previously delivered by such Investor. Each Investor shall, as promptly as reasonably practicable notify the Company at any time it determines that it is no longer in a position to provide any previously delivered form or certificate to the Company (or any other form of certification adopted by the United States of America or other taxing authorities for such purpose).

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10.2.

Each Investor shall deliver to the Company within ninety (90) days after the date hereof a schedule setting out such Investor’s calculations in reasonable detail as to how much withholding would be required on payments to such Investor or any Investor Affiliates (each such owner, an “Investor Group Member”) in the event of a taxable distribution and shall as promptly as reasonably practicable deliver an updated schedule whenever such information changes (including upon any transfer to Investor Group Members not party to this Agreement).

10.3.

Upon a transfer of shares of Common Stock to an Investor Group Member not party to this Agreement, within ninety (90) days after such transfer or such earlier date as may be reasonably necessary in light of any upcoming taxable distribution, the Investors shall cause the Investor Group Member receiving such transferred shares to provide the information required by the first sentence of Section 10.1 to be delivered to the Company and shall cause the Investor Group Member to comply with the second and third sentences of Section 10.1 (replacing for this purpose the term “Investor” with “Investor Group Member”).

10.4.	Each Investor represents that it is a domestic limited partnership for federal income tax purposes and shall deliver to the Company an Internal Revenue Service Form W-9 to such effect.

Section 11. Miscellaneous.

11.1.

Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

11.2.

Jurisdiction; Enforcement. Each of the parties hereto hereby agrees that (i) all actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware and any state appellate court therefrom sitting in New Castle County in the State of Delaware (or, solely if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 11.2 in any such action or proceeding by

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mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 11.6. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

11.3.

Successors and Assigns. Except as otherwise provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties; provided, however, no Investor may assign its rights under this Agreement to any Person without the consent of the Company other than to an Investor Affiliate that executes a Joinder.

11.4.

No Third-Party Beneficiaries. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties to this Agreement any rights, remedies, obligations or liabilities under or by reason of this Agreement, and no Person that is not a party to this Agreement (including any partner, member, shareholder, director, officer, employee or other beneficial owner of any party, in its own capacity as such or in bringing a derivative action on behalf of a party) shall have any standing as third-party beneficiary with respect to this Agreement or the transactions contemplated by this Agreement.

11.5.

Entire Agreement. This Agreement, the Transaction Agreement and the other documents delivered pursuant to the Transaction Agreement (including the Registration Rights Agreements and [•], each as defined therein), constitute the full and entire understanding and agreement between the parties with regard to the subjects of this Agreement and such other agreements and documents.

11.6.

Notices. Except as otherwise provided in this Agreement, all notices, requests, claims, demands, waivers and other communications required or permitted under this Agreement shall be in writing and shall be mailed by reliable overnight delivery service or delivered by hand, email (with delivery receipt) or messenger as follows:

If to the Company:

R1 RCM Inc.

434 W. Ascension Way, 6th Floor

Murray, Utah 84123

Attention: General Counsel

Email: SRadcliffe@R1RCM.COM

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With a copy to (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attention: Richard W. Porter, P.C.

          Robert M. Hayward, P.C.

          Bradley C. Reed, P.C.

Email: richard.porter@kirkland.com; robert.hayward@kirkland.com;

    bradley.reed@kirkland.com

if to the Investor:

c/o New Mountain Capital, L.L.C.

1633 Broadway, 48th Floor

New York, NY 10019

Attention: Matt Holt and Jack Qian

Email: MHolt@newmountaincapital.com;

    JQian@newmountaincapital.com

With a copy to (which shall not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

Attention: John Sorkin and Andrew Silver

Email: John.Sorkin@ropesgray.com;

    Andrew.Silver@ropesgray.com

or in any such case to such other address or email address as either party may, from time to time, designate in a written notice given in a like manner. Notices shall be deemed given when actually delivered by overnight delivery service, hand or messenger, or when received by email if promptly confirmed or a delivery receipt is received.

11.7.

Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement shall impair any such right, power, or remedy of such party, nor shall it be construed to be a waiver of or acquiescence to any breach or default, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default. All remedies, either under this Agreement or by law or otherwise afforded to any holder, shall be cumulative and not alternative.

11.8.

Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only if such amendment or waiver is in writing and signed, in the case of an amendment, by the Company and the Investors or, in the case of a waiver, by the party against whom the waiver is to be effective. Any consent hereunder and any amendment or waiver

15

of any term of this Agreement by the Company must be approved in accordance with Section 2.4(c) herein. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any securities purchased under this Agreement at the time outstanding (including securities into which such securities are convertible), each future holder that executes a Joinder, and the Company.

11.9.

Counterparts. This Agreement may be executed in any number of counterparts and signatures may be delivered by facsimile or in electronic format, each of which may be executed by less than all the parties, each of which shall be enforceable against the parties actually executing such counterparts and all of which together shall constitute one instrument.

11.10.

Severability. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement and the balance of this Agreement shall be enforceable in accordance with its terms.

11.11.

Titles and Subtitles; Interpretation. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. When a reference is made in this Agreement to a Section, Schedule or Annex, such reference shall be to a Section, Schedule or Annex of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to in this Agreement means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by each of the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

11.12.

Expenses. The Company shall, at the direction of the Investors, pay directly or reimburse the Investors for such reasonable, documented and out-of-pocket travel expenses and other business expenses that arise in connection with or directly relate to the Investors’ and their Affiliates performance of their and their Affiliates’ obligations under this Agreement or otherwise relating to the management and oversight of the Investors’ investment in the Company (including any reasonable attorneys’ fees); provided, that in no event shall the Company be obligated under this Section 11.12 to (x) pay or reimburse any expenses (individually or in the aggregate) in an amount above $100,000 per fiscal year or (y) pay or reimburse any

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expenses (including attorneys’ fees) related to any filings required to be made by the Investors or their Affiliates solely in their capacity as stockholders or beneficial owners of the Company. Unless otherwise approved by the Company, travel expenses will be reimbursed only to the extent that such travel is consistent with the Company’s policies for members of the Board in effect from time to time with respect to travel.

[signature page follows]

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IN WITNESS WHEREOF, the parties have executed this Investor Rights Agreement as of the date first above written.

COMPANY:

R1 RCM INC.

By:
Name:
Title:

INVESTORS:

COYCO, 1 L.P.
By: COYCO GP, L.L.C., its general partner

By:
Name:
Title:

COYCO ,2 L.P.
By: COYCO GP, L.L.C., its general partner

By:
Name:
Title:

INVESTOR AFFILIATES:

NEW MOUNTAIN PARTNERS V (AIV-D), LP

By:
Name:
Title:

[Signature Page to Investor Rights Agreement]

Exhibit 10.1

Execution Version

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made and entered into as of January 9, 2022 (the “Agreement Date”), by and among R1 RCM Inc., a Delaware corporation (“Roadrunner”), TCP-ASC ACHI Series LLLP, a Delaware limited liability limited partnership (the “Stockholder”), and Revint Holdings, LLC, a Delaware limited liability company (“Coyote”). Each of Roadrunner, the Stockholder and Coyote are sometimes referred to as a “Party” and collectively as the “Parties”.

RECITALS

A. Concurrently with the execution and delivery of this Agreement, Roadrunner, Project Roadrunner Parent Inc., a Delaware corporation and wholly-owned subsidiary of Roadrunner (“New Pubco”), Project Roadrunner Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of New Pubco, Coyote, CoyCo 1, L.P., a Delaware limited partnership (“CoyCo 1”), and CoyCo 2, L.P., a Delaware limited partnership (collectively with CoyCo 1, the “Sellers”), are entering into a Transaction Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”) that, among other things and subject to the terms and conditions set forth therein, provides for the issuance of New Pubco Common Stock comprising the Consideration (the “Stock Issuance”).

B. As of the Agreement Date, the Stockholder is the record and/or “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of 139,289,200 shares of Common Stock, par value $0.01 per share, of Roadrunner (the “Common Stock”) (the “Owned Shares”) and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant, dated as of February 16, 2016, by and between Roadrunner and the Stockholder (the “Warrant”), being all of the equity interests owned of record or beneficially by the Stockholder as of the Agreement Date (the Owned Shares together with any additional shares of Common Stock or other voting securities of the Company that such Stockholder may acquire record and/or beneficial ownership of after the Agreement Date, whether upon exercise of options, conversion of convertible securities or otherwise, which, for the avoidance of doubt, shall not include the shares of Common Stock issuable upon exercise of the Warrant unless, until and to the extent the Warrant is exercised in the Stockholder’s sole discretion, such Stockholder’s “Covered Shares”).

C. As a condition and inducement to the willingness of Coyote to enter into the Transaction Agreement, Coyote has required that the Stockholder enter into this Agreement and the Stockholder desires to enter into this Agreement to induce Coyote to enter into the Transaction Agreement.

D. In connection with the entry into the Transaction Agreement by the parties thereto, the Stockholder has agreed to enter into this Agreement with respect to the Covered Shares.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Transaction Agreement. When used in this Agreement, the following terms shall have the meanings assigned to them in this Section 1.

1.1. “Expiration Time” shall mean the earliest to occur of (a) the time when the Requisite Vote has been obtained, (b) such time, if any, when the Transaction Agreement shall be validly terminated pursuant to Article IX thereof and (c) the Effective Time.

1.2. “Transfer” shall mean (a) any direct or indirect offer, sale, assignment, encumbrance, pledge, hypothecation, donation, distribution, appointment, disposition or other transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any Contract, arrangement or understanding with respect to any offer, sale, assignment, encumbrance, pledge, hypothecation, donation, distribution, appointment, disposition or other transfer (by operation of Law or otherwise), of any Covered Shares or any interest in any Covered Shares (in each case other than this Agreement), (b) the deposit of such Covered Shares into a voting trust, the entry into a derivative arrangement with respect to any of the Covered Shares, the entry into a voting agreement or arrangement (other than this Agreement) with respect to such Covered Shares or the grant of any proxy or power of attorney (other than this Agreement) with respect to such Covered Shares or (c) the entry into any Contract, option, commitment or other undertaking (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a) or (b) above.

2. Agreement to Not Transfer the Covered Shares.

2.1. No Transfer of Covered Shares. From the Agreement Date until the Expiration Time, the Stockholder agrees not to Transfer or cause or permit the Transfer of any of the Stockholder’s Covered Shares, other than with the prior written consent of Coyote or in accordance with and subject to Section 2.2. Any Transfer or attempted Transfer of any Covered Shares in violation of this Section 2.1 shall be null and void ab initio and of no effect whatsoever.

2.2. Permitted Transfers. Notwithstanding anything herein to the contrary, the Stockholder may Transfer any or all Covered Shares to any Affiliate of the Stockholder only if, prior to and as a condition to effectuating any such Transfer, the transferee agrees to be bound by the terms of this Agreement and executes and delivers to Coyote a joinder to this Agreement in a form reasonably acceptable to Coyote memorializing such agreement. During the term of this Agreement, Roadrunner will not register or otherwise recognize the transfer (book-entry or otherwise) of any Covered Shares or any certificate or uncertificated interest representing any of the Stockholder’s Covered Shares, except as permitted by, and in accordance with, this Section 2.2.

3. Agreement to Vote the Covered Shares.

3.1. Voting Agreement. From the Agreement Date until the Expiration Time, at each and every meeting of Roadrunner’s stockholders at which any of the following matters are to be voted on (and at every adjournment or postponement thereof), the Stockholder shall vote (including via proxy) all of the Stockholder’s Covered Shares (or cause the holder of record on any applicable record date to vote (including via proxy) all of the Stockholder’s Covered Shares) (a) in favor of the approval of the Stock Issuance; (b) in favor of the Transactions, (c) in favor of any proposal to adjourn or postpone such meeting of Roadrunner’s stockholders to a later date if such adjournment or postponement is proposed in compliance with the provisions of Section 7.08 of the Transaction Agreement, or (d) against any proposal made in opposition to or in competition with the Stock Issuance and the other transactions contemplated by the Transaction Agreement (including any Conflicting Transaction, without regard to the terms of such Conflicting Transaction) (clauses (a) through (d), the “Covered Proposals”). The obligations of the Stockholder specified in this Section 3 shall apply whether or not the Merger, the Stock Issuance, the Transactions or any action described above is recommended or approved by the Board of Directors of Roadrunner (or any committee thereof) (and, for the avoidance of doubt, shall continue to apply regardless of any Change in Recommendation).

3.2. Quorum. From the Agreement Date until the Expiration Time, at each and every meeting of Roadrunner’s stockholders (and at every adjournment or postponement thereof), the Stockholder shall appear or be represented in person or by proxy at such meeting (or cause the holders of record on any applicable record date to be represented in person or by proxy at such meeting) in order for the Covered Shares to be counted as present for purposes of establishing a quorum.

3.3. Return of Proxy. The Stockholder shall execute and deliver, within five (5) Business Days of receipt, any proxy card or voting instructions it receives that is sent to stockholders of Roadrunner soliciting proxies with respect to the Covered Proposals, which shall be voted in the manner described in Section 3.1 (with Roadrunner and Coyote to be promptly notified in writing (and provided reasonable evidence) of such execution and delivery of such proxy card or voting instructions).

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3.4. Appraisal Rights. Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger or the adoption of the Transaction Agreement that it may have under applicable Law and shall not permit any such rights of appraisal or rights of dissent to be exercised with respect to any Covered Shares, in each case to the fullest extent permitted by Law.

3.5. Waiver. The Stockholder agrees (a) not to commence or participate in and (b) to take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against Roadrunner, the Roadrunner Subsidiaries, Coyote or any of their respective controlled Affiliates relating to the negotiation, execution or delivery of this Agreement or the Transaction Agreement or the consummation of the Transactions, including any claim (1) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Transaction Agreement or (2) alleging a breach of any fiduciary duty of the Board of Directors of Roadrunner in connection with this Agreement, the Transaction Agreement or the Transactions.

3.6. Governmental Restraint. Notwithstanding anything to the contrary in this Agreement, if at any time following the date hereof and prior to the Expiration Time, a Governmental Authority of competent jurisdiction enters an order restraining, enjoining or otherwise prohibiting the Stockholder or its Affiliates from taking any action that would be required pursuant to this Section 3, then (i) the applicable obligations of the Stockholder set forth in this Section 3 shall be of no force and effect for so long as such order is in effect to the extent such order restrains, enjoins or otherwise prohibits such Stockholder from taking any such action, and (ii) the Stockholder shall cause the Covered Shares not to be represented in person or by proxy at any meeting at which a vote of the Stockholder on the Covered Proposals is sought or requested.

4. New Shares. The Stockholder agrees that any Common Stock that the Stockholder purchases or with respect to which the Stockholder otherwise acquires record or beneficial ownership (including pursuant to a stock split, reverse stock split, stock dividend or distribution, or any change in Common Stock by reason of any recapitalization, reorganization, combination, reclassification, exchange of shares or similar transaction, or any exercise of the Warrant) after the Agreement Date and prior to the Expiration Time shall be Covered Shares subject to the terms and conditions of this Agreement to the same extent as if they comprised the Owned Shares.

5. No Agreement as Director or Officer. The Stockholder is entering into this Agreement solely in its capacity as the record holder or beneficial owner of the Owned Shares. Nothing in this Agreement shall in any way, or shall require the Stockholder to attempt to, limit or affect any actions taken by any employee, officer, director (or person performing similar functions), partner or other Affiliate (including, for this purpose, any appointee, designee or representative of the Stockholder to the board of directors of Roadrunner) of the Stockholder, solely in his or her capacity as a director or officer of Roadrunner (or a Roadrunner Subsidiary) or other fiduciary capacity for the Stockholder. No action taken (or omitted to be taken) in any such capacity as a director or officer (including to comply with such director’s or officer’s fiduciary obligations) shall be deemed to constitute a breach of this Agreement.

6. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Roadrunner that:

6.1. Due Authority. The Stockholder has the full power and capacity to make, enter into and carry out the terms of this Agreement. The Stockholder is duly organized, validly existing and in good standing in accordance with the laws of the State of Delaware, and the execution and delivery of this Agreement, the performance of the Stockholder’s obligations hereunder and the consummation of the transactions contemplated hereby, have been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against it in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a proceeding at Law or in equity (collectively, the “Enforceability Limitations”).

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6.2. Ownership of the Owned Shares. (a) The Stockholder is, as of the Agreement Date, the record owner of, and has good and marketable title to, the Stockholder’s Owned Shares, free and clear of any and all Liens, other than those (i) created by this Agreement or (ii) arising under applicable securities Laws, and (b) the Stockholder has sole and full voting power over all of the Owned Shares beneficially owned by the Stockholder. The Stockholder has not entered into any agreement to Transfer any Owned Shares or the Warrant.

6.3. No Conflict; Consents.

a. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of its obligations under this Agreement and the compliance by the Stockholder with the provisions hereof does not and will not: (a) conflict with or violate any Laws applicable to the Stockholder, or (b) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on, any of the Covered Shares beneficially owned by the Stockholder pursuant to any Contract or obligation to which the Stockholder is a party or by which the Stockholder is subject.

b. Except as set forth in Section 5.06(b) of the Roadrunner Disclosure Schedule, no consent, approval, order or authorization of, or registration, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental Authority or any other Person, is required by or with respect to the Stockholder in connection with the execution and delivery of this Agreement or the consummation by the Stockholder of the transactions contemplated hereby.

6.4. Absence of Litigation. Except as set forth in the Roadrunner SEC Reports, as of the Agreement Date, there is no legal action, investigation or proceeding pending against, or, to the Knowledge of the Stockholder, threatened against the Stockholder or any of the Stockholder’s properties or assets (including any Covered Shares) that would reasonably be expected to materially impair the ability of the Stockholder to perform its obligations hereunder.

6.5. No Other Arrangements. Other than as set forth in this Agreement, the Stockholder does not have any agreements, arrangements or understandings of any kind with any other Person (i) with respect to the Transfer or voting of the Covered Shares or the Transactions, (ii) that would conflict with, restrict, limit, violate or interfere with the performance of the Stockholder’s covenants and obligations hereunder or (iii) in connection with the transactions contemplated by the Transaction Agreement.

7. Representations and Warranties of Roadrunner. Roadrunner hereby represents and warrants to the Stockholder that:

7.1. Due Authority. Roadrunner has the full power and capacity to make, enter into and carry out the terms of this Agreement. Roadrunner is duly organized, validly existing and in good standing in accordance with the laws of the State of Delaware. The execution and delivery of this Agreement, the performance of Roadrunner’s obligations hereunder, and the consummation of the transactions contemplated hereby, have been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Roadrunner and constitutes a valid and binding obligation of Roadrunner enforceable against it in accordance with its terms, subject to the Enforceability Limitations.

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7.2. No Conflict; Consents.

a. The execution and delivery of this Agreement by Roadrunner does not, and the performance by Roadrunner of its obligations under this Agreement and the compliance by Roadrunner with the provisions hereof does not and will not: (a) conflict with or violate any Laws applicable to Roadrunner, or (b) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Contract or obligation to which Roadrunner is a party or by which Roadrunner is subject.

b. No consent, approval, order or authorization of, or registration, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental Authority or any other Person, is required by or with respect to Roadrunner in connection with the execution and delivery of this Agreement or the consummation by Roadrunner of the transactions contemplated hereby.

7.3. Absence of Litigation. As of the Agreement Date, there is no legal action, investigation or proceeding pending against, or, to the Knowledge of Roadrunner, threatened against Roadrunner or any of Roadrunner’s properties or assets that would reasonably be expected to materially impair the ability of Roadrunner to perform its obligations hereunder.

8. Intended Tax Treatment. The Stockholder represents that it has no binding commitment to transfer (for Tax purposes) any of the New Pubco Common Stock or other stock in New Pubco (for U.S. federal income tax purposes) that it will receive in connection with the Transactions (or any stock (for U.S. federal income tax purposes) that such New Pubco Common Stock or other stock is converted into by means of a recapitalization or similar transaction) (a “Binding Commitment”). The Stockholder further agrees not to (and to cause its Subsidiaries and Affiliates not to) enter into a Binding Commitment prior to the thirty-day anniversary of the Closing Date. The Parties acknowledge and agree that any partial repurchase of the Stockholder’s New Pubco Common Stock or other stock in New Pubco (for U.S. federal income tax purposes) in connection with a tender offer following the Closing shall not give rise to a breach of the representations, warranties, or covenants of the Stockholder set forth in this Section 8.

9. Representations and Warranties of Coyote. Coyote hereby represents and warrants to the Stockholder that:

9.1. Due Authority. Coyote has the full power and capacity to make, enter into and carry out the terms of this Agreement. Coyote is duly organized, validly existing and in good standing in accordance with the laws of the State of Delaware. The execution and delivery of this Agreement, the performance of Coyote’s obligations hereunder, and the consummation of the transactions contemplated hereby, have been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Coyote and constitutes a valid and binding obligation of Coyote enforceable against it in accordance with its terms, subject to the Enforceability Limitations.

9.2. No Conflict; Consents.

a. The execution and delivery of this Agreement by Coyote does not, and the performance by Coyote of its obligations under this Agreement and the compliance by Coyote with the provisions hereof does not and will not: (a) conflict with or violate any Laws applicable to Coyote, or (b) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Contract or obligation to which Coyote is a party or by which Coyote is subject.

b. No consent, approval, order or authorization of, or registration, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental Authority or any other Person, is required by or with respect to Coyote in connection with the execution and delivery of this Agreement or the consummation by Coyote of the transactions contemplated hereby.

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9.3. Absence of Litigation. As of the Agreement Date, there is no legal action, investigation or proceeding pending against, or, to the Knowledge of Coyote, threatened against Coyote or any of Coyote’s properties or assets that would reasonably be expected to materially impair the ability of Coyote to perform its obligations hereunder.

10. Miscellaneous.

10.1. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Roadrunner or Coyote any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Stockholder, and neither Coyote nor Roadrunner shall have no authority to direct the Stockholder in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

10.2. Certain Adjustments. In the event of a stock split, stock dividend or distribution, or any change in the Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Common Stock” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

10.3. Amendments and Modifications; Third Party Beneficiary. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the Parties. Each of the Parties agrees that none of Section 3, this Section 10.3 or Section 10.9 may be amended or waived without the Coyote’s prior written consent.

10.4. Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) three (3) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; (iii) immediately upon delivery by hand; or (iv) the Business Day following transmission, if sent via email at or after 5:00 p.m. New York time on a Business Day (provided that a copy is also sent for next Business Day delivery pursuant to clause (ii) above), in each case to the intended recipient as set forth below:

a.	if to the Stockholder, to:

c/o TowerBrook Capital Partners L.P.

65 East 55th Street, 19th Floor

New York, NY 10022

Attention: Glenn Miller

Email:      glenn.miller@towerbrook.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:  Steven A. Cohen

        Elina Tetelbaum

Email:       SACohen@wlrk.com

                  ETetelbaum@wlrk.com

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b.	if to Roadrunner, to:

R1 RCM Inc.

434 W. Ascension Way; 6th Floor

Murray, UT 84123

Attention: Sean Radcliffe

Email: sradcliffe@r1rcm.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

Attention:	Richard W. Porter, P.C.
Robert M. Hayward, P.C.
Bradley C. Reed, P.C.
Email:	richard.porter@kirkland.com
robert.hayward@kirkland.com
bradley.reed@kirkland.com

c.	if to Coyote, to:

Revint Holdings, LLC

1100 Peachtree Street, Suite 1550

Atlanta, GA 30309

Attention:     Kathryn Stalmack

Email:	kathryn.stalmack@cloudmed.com

and

New Mountain Capital, L.L.C.

1633 Broadway, 48th Floor

New York, NY 10019

Attention:	Matthew Holt
Jack Qian
Email:	mholt@newmountaincapital.com
jqian@newmountaincapital.com

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036

Attention:	John E. Sorkin
Andrew P. Silver
Email:	john.sorkin@ropesgray.com
andrew.silver@ropesgray.com

From time to time, any Party may provide notice to the other Parties of a change in its address or email address through a notice given in accordance with this Section 10.4.

10.5. Venue; Waiver of Jury Trial.

a. Each Party (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or any federal court within the District of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from

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any such court, (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or any federal court within the District of Delaware and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or Proceeding in the Court of Chancery of the State of Delaware or such Federal court. Each Party agrees that (i) this Agreement involves at least $100,000.00 and (ii) this Agreement has been entered into by the Parties in express reliance upon 6 Del. C. § 2708. Each Party agrees that a final judgment in any such action or Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Any judgment from any such court described above may, however, be enforced by any Party in any other court in any other jurisdiction.

b. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, THE TRANSACTION AGREEMENT, THE FINANCING OR THE TRANSACTIONS CONTEMPLATED HEREBY, THEREBY OR BY THE FINANCING COMMITMENT (INCLUDING IN ANY ACTION, PROCEEDING, SUIT OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE). EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5.

10.6. Documentation and Information. The Stockholder consents to and authorizes the publication and disclosure by Roadrunner, New Pubco and Coyote of the Stockholder’s identity and holding of the Covered Shares, and the terms of this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement), in any press release, the Registration Statement, the Proxy Statement and any other disclosure document required in connection with the Transaction Agreement (the “Public Documents”), the Stock Issuance and the transactions contemplated by the Transaction Agreement. Roadrunner and Coyote consent to and authorize the publication and disclosure by the Stockholder of the terms of this Agreement and the Transaction Agreement (including, for the avoidance of doubt, the disclosure of this Agreement and the Transaction Agreement) in any Schedule 13D amendment filed by the Stockholder.

10.7. Further Assurances. Each Party agrees, from time to time, at the reasonable request of the other Party and without further consideration, to execute and deliver such additional documents and take all such further action as may be reasonable required to consummate and make effective, in the most expeditious manner reasonably practicable, the transactions contemplated by this Agreement.

10.8. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Time, in furtherance of this Agreement, the Stockholder hereby authorizes Roadrunner or its counsel to notify Roadrunner’s transfer agent, and Roadrunner shall notify the transfer agent that, that there is a stop transfer order with respect to all of the Covered Shares (and that this Agreement places limits on the voting and transfer of the Covered Shares), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by New Pubco following the Expiration Time.

10.9. Enforcement; Exclusive Remedy; Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement without the posting of a bond or undertaking in connection with such remedy

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and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. The Parties hereby waive, in any action for specific performance, the defense of adequacy of a remedy at law and any other objections to specific performance of this Agreement. It is the intention of the Parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, the representations, warranties, and covenants in this Agreement will be construed to be cumulative and that each representation, warranty, and covenant in this Agreement will be given full, separate and independent effect and nothing set forth in any provision herein will in any way be deemed to limit the scope, applicability or effect of any other provision hereof. The Parties hereby agree that the right of specific performance is an integral part of the transactions contemplated hereby and without that right, the Parties would not have entered into this Agreement. Roadrunner hereby agrees that the right of specific performance or injunctive relief pursuant to this Section 10.9 shall be its sole and exclusive remedy with respect to breaches or threatened breaches by the Stockholder in connection with this Agreement, and neither Roadrunner nor any of its Affiliates may pursue or accept any other form of relief (including monetary damages or reimbursement, whether in law or equity) that may be available for breach of this Agreement.

10.10. Entire Agreement. This Agreement and the other Transaction Agreements constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of any Party or the obligations of any Party under any other agreement between or among one or more of the Parties. For the avoidance of doubt, nothing in this Agreement shall be deemed to amend, alter or modify, in any respect, any of the provisions of the Transaction Agreement, the Warrant, the Investor Rights Agreement, dated as of February 16, 2016, by and among Roadrunner, the Stockholder and the other parties thereto, as amended, or the Registration Rights Agreement, dated as of February 16, 2016, by and between Roadrunner and the Stockholder.

10.11. Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limiting the generality of the foregoing”. When used in this Agreement, the term “or” shall be construed in the inclusive sense of “and/or”. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. The Parties hereto agree that they have been represented by counsel during the negotiation, drafting, preparation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

10.12. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any Party without the prior written consent of both of the other Parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

10.13. Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

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10.14. Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

10.15. Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the Transactions, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

10.16. Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement. This Section 10.16 shall not limit any covenant or agreement contained in this Agreement that by its terms is to be performed in whole or in part after the Effective Time or the termination of this Agreement.

10.17. Termination. This Agreement shall automatically terminate without further action by any of the Parties hereto and shall have no further force or effect as of the earlier to occur of (a) the Expiration Time and (b) the entry, without the prior written consent of the Stockholder, into any amendment, waiver, modification or other change to any provision of the Transaction Agreement (including any exhibits, annexes or schedules thereto) that (A) results in a change in the consideration that would be payable to any holder of equity interests in Roadrunner or changes the mix of the consideration that would be payable in respect of such equity interests or (B) is otherwise adverse in any material respect to the Stockholder; provided that the provisions of this Section 10.17 shall survive any such termination. Notwithstanding the foregoing, termination of this Agreement shall not prevent any Party from seeking any remedies (at law or in equity) against any other Party for that Party’s breach of any of the terms of this Agreement prior to the date of termination in accordance with this Section 10.17.

[Signature page follows]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered on the date and year first above written.

R1 RCM INC.

By:	/s/ Joseph Flanagan
Name: Joseph Flanagan
Title: Chief Executive Officer and President

Signature Page to Voting Agreement

TCP-ASC ACHI SERIES LLLP

By: TCP-ASC GP, LLC, its General Partner

By:	/s/ Glenn F. Miller
	Name:	Glenn F. Miller
	Title:	Vice President

[Signature Page to Voting Agreement]

REVINT HOLDINGS, LLC

By:	/s/ Matthew S. Holt
Name: Matthew S. Holt
Title: Vice President

[Signature Page to Voting Agreement]